SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

June 11, 2024

Commission File Number: 001-32827

MACRO BANK INC.

(Translation of registrant’s name into English)

Avenida Eduardo Madero 1182

Ciudad Autónoma de Buenos Aires C1106 ACY

Tel: 54 11 5222 6500

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

BANCO MACRO SA

Financial Statements as of December 31, 2023 together with the Audit Report issued by the Independent Auditor

BANCO MACRO SA

FINANCIAL STATEMENTS AS OF DECEMBER 31, 2023

CONTENT

Cover sheet

Consolidated Financial Statements
Consolidated statement of financial position
Consolidated statement of income
Consolidated statement of other comprehensive income
Consolidated statement of changes in shareholders’ equity
Consolidated statement of cash flows

Notes to the consolidated Financial Statements
Note 1: Corporate information
Note 2: Operations of the Bank
Note 3: Basis for the preparation of these Financial Statements and applicable accounting standards
Note 4: Contingent transactions
Note 5: Derivative financial instruments
Note 6: Repo transactions and securities - guaranteed
Note 7: Other financial assets
Note 8: Loans and other financing
Note 9: Loss allowance for expected credit losses on credit exposures not measured at fair value through profit or loss
Note 10: Financial assets delivered as guarantee
Note 11: Equity instruments at fair value through profit or loss – Prisma Medios de Pago SA
Note 12: Fair value quantitative and qualitative disclosures
Note 13: Business combinations
Note 14: Investments in associates and joint arrangements
Note 15: Other non-financial assets
Note 16: Related parties
Note 17: Deposits
Note 18: Other financial liabilities
Note 19: Leases
Note 20: Provisions
Note 21: Other non-financial liabilities
Note 22: Employee benefits payable
Note 23: Analysis of financial assets to be recovered and financial liabilities to be settled
Note 24: Disclosures by operating segment
Note 25: Income tax
Note 26: Commissions income
Note 27: Differences in quoted prices of gold and foreign currency
Note 28: Other operating income
Note 29: Employee benefits

BANCO MACRO SA

FINANCIAL STATEMENTS AS OF DECEMBER 31, 2023

CONTENT (contd.)

Notes to the consolidated Financial Statements (contd.)
Note 30: Administrative expenses
Note 31: Other operating expenses
Note 32: Additional disclosures in the statement of cash flows
Note 33: Capital stock
Note 34: Earnings per share – Dividends
Note 35: Deposit guarantee insurance
Note 36: Restricted assets
Note 37: Trust activities
Note 38: Compliance with CNV regulations
Note 39: Accounting items that identify the compliance with minimum cash requirements
Note 40: Penalties applied to the Bank and summary proceedings initiated by the BCRA
Note 41: Corporate bonds issuance
Note 42: Off balance sheet transactions
Note 43: Tax and other claims
Note 44: Restriction on dividends distribution
Note 45: Capital management, corporate governance transparency policy and risk management
Note 46: Changes in the Argentine macroeconomic environment and financial and capital markets
Note 47: Events after reporting period
Note 48: Accounting principles – explanation added for translation into English

Consolidated exhibits
Exhibit A: Detail of government and private securities
Exhibit B: Classification of loans and other financing by situation and collateral received
Exhibit C: Concentration of loans and financing facilities
Exhibit D: Breakdown of loans and other financing by terms
Exhibit E: Detailed information on interest in other companies
Exhibit F: Change of property, plant and equipment
Exhibit G: Change in intangible assets
Exhibit H: Deposit concentration
Exhibit I: Breakdown of financial liabilities for residual terms
Exhibit J: Changes in provisions
Exhibit L: Foreign currency amounts
Exhibit N: Credit assistance to related parties
Exhibit P: Categories of financial assets and liabilities
Exhibit Q: Breakdown of statement of income
Exhibit R: Value adjustment for credit losses – Allowances for uncollectibility risk

BANCO MACRO SA

FINANCIAL STATEMENTS AS OF DECEMBER 31, 2023

CONTENT (contd.)

Separate Financial Statements
Separate Financial Statements
Notes to the separate Financial Statements
Separate exhibits

Earnings distribution proposal

Reports
Audit Report issued by the Independent Auditor on consolidated Financial Statements
Audit Report issued by the Independent Auditor on separate Financial Statements

BANCO MACRO SA

Corporate name: Banco Macro SA

Registered office: Avenida Eduardo Madero 1182 – Autonomous City of Buenos Aires

Corporate purpose and main activity: Commercial bank

Central Bank of Argentina: Authorized as “Argentine private bank” under No. 285

Registration with the public Registry of Commerce: Under No. 1154 - By-laws Book No. 2, Folio 75 dated March 8, 1967

By-Laws expiry date: March 8, 2066

Registration with the IGJ (Argentine regulatory agency of business associations): Under No. 9777 – Corporations Book No. 119 Volume A of Sociedades Anónimas, dated October 8, 1996

Personal tax identification number: 30-50001008-4

Registration dates of amendments to by-laws:

August 18, 1972, August 10, 1973, July 15, 1975, May 30, 1985, September 3, 1992, May 10, 1993, November 8, 1995, October 8, 1996, March 23, 1999, September 6, 1999, June 10, 2003, December 17, 2003, September 14, 2005, February 8, 2006, July 11, 2006, July 14, 2009, November 14, 2012, August 2, 2014, July 15, 2019.

CONSOLIDATED STATEMENT OF FINANCIAL POSITION
AS OF DECEMBER 31, 2023 AND 2022
(Translation of the Financial Statements originally issued in Spanish – See Note 48)
(Figures stated in thousands of pesos in constant currency)

Items	Notes	Exhibits	12/31/2023	12/31/2022
ASSETS
Cash and deposits in banks	12	P	1,203,105,095	778,796,544
Cash			397,357,431	85,987,793
Central Bank of Argentina			515,946,216	446,952,618
Other local and foreign entities			289,745,411	245,818,395
Other			56,037	37,738
Debt securities at fair value through profit or loss	12	A and P	1,752,113,837	657,238,645
Derivative financial instruments	5 and 12	P	13,143,270	133,591
Repo transactions	6 and 12	P	615,582,382	192,852,624
Other financial assets	7, 9 and 12	P and R	201,381,389	180,443,674
Loans and other financing	8, 9 and 12	B, C, D, P and R	1,833,658,873	1,864,089,360
Non-financial public sector			4,716,730	6,872,565
Other financial entities			9,965,075	2,887,593
Non-financial private sector and foreign residents			1,818,977,068	1,854,329,202
Other debt securities	9 and 12	A, P and R	431,793,310	2,296,650,152
Financial assets delivered as guarantee	10, 12 and 36	P	132,892,258	95,353,885
Current income tax assets	25		877,771
Equity instruments at fair value through profit or loss	11 and 12	A and P	3,213,841	2,614,136
Investments in associates and joint arrangements	14	E	1,685,111	3,555,025
Property, plant and equipment		F	356,787,386	317,211,464
Intangible assets		G	75,170,628	54,308,754
Deferred income tax assets	25		995,545	229,096
Other non-financial assets	15		54,782,584	38,779,189
Non-current assets held for sale			41,888,837	27,579,033
TOTAL ASSETS			6,719,072,117	6,509,835,172

Jorge Pablo Brito
1	Chairperson

CONSOLIDATED STATEMENT OF FINANCIAL POSITION
AS OF DECEMBER 31, 2023 AND 2022
(Translation of the Financial Statements originally issued in Spanish – See Note 48)
(Figures stated in thousands of pesos in constant currency)

Items	Notes	Exhibits	12/31/2023	12/31/2022
LIABILITIES
Deposits	12 and 17	H, I and P	3,370,240,610	4,033,959,266
Non-financial public sector			187,100,670	342,399,722
Financial sector			20,185,431	5,148,961
Non-financial private sector and foreign residents			3,162,954,509	3,686,410,583
Liabilities at fair value through profit or loss	12	I and P	13,825,475	1,638,088
Derivative financial instruments	5 and 12	I and P	2,837,879	7,382
Repo transactions	6 and 12	I and P	23,601,328
Other financial liabilities	12 and 18	I and P	374,491,943	420,684,684
Financing received from the Central Bank of Argentina and other financial institutions	12	I and P	19,799,011	7,627,436
Issued corporate bonds	12 and 41	I and P	58,864,013	8,456,451
Current income tax liabilities	25		213,883,957	33,785,982
Subordinated corporate bonds	12 and 41	I and P	328,227,793	224,617,825
Provisions	20	J and R	8,743,500	8,448,732
Deferred income tax liabilities	25		45,741,546	41,349,327
Other non-financial liabilities	21		214,185,225	133,311,398
TOTAL LIABILITIES			4,674,442,280	4,913,886,571
SHAREHOLDERS’ EQUITY
Capital stock	33		639,413	639,413
Non-capital contributions			12,429,781	12,429,781
Capital adjustments			567,267,912	567,267,912
Earnings reserved			835,647,460	880,799,380
Unappropriated retained earnings			609,801	425,403
Accumulated other comprehensive income			40,265,479	97,741
Net income for the fiscal year			587,304,104	134,025,236
Net shareholders’ equity attributable to controlling interests			2,044,163,950	1,595,684,866
Net shareholders’ equity attributable to non-controlling interests			465,887	263,735
TOTAL SHAREHOLDERS’ EQUITY			2,044,629,837	1,595,948,601
TOTAL SHAREHOLDERS’ EQUITY AND LIABILITIES			6,719,072,117	6,509,835,172

Notes 1 to 48 to the consolidated Financial Statements and exhibits A to J, L, N and P to R are an integral part of the consolidated Financial Statements.

Jorge Pablo Brito
2	Chairperson

CONSOLIDATED STATEMENT OF INCOME
FOR THE FISCAL YEARS ENDED DECEMBER 31, 2023 AND 2022
(Translation of the Financial Statements originally issued in Spanish – See Note 48)
(Figures stated in thousands of pesos in constant currency)

Items	Notes	Exhibits	12/31/2023	12/31/2022
Interest income		Q	2,450,647,686	1,907,263,992
Interest expense		Q	(1,621,299,160)	(956,458,308)
Net interest income			829,348,526	950,805,684
Commissions income	26	Q	245,712,549	234,809,397
Commissions expense		Q	(24,943,882)	(23,086,499)
Net commissions income			220,768,667	211,722,898
Subtotal (Net interest income plus Net commissions income)			1,050,117,193	1,162,528,582
Net gain from measurement of financial instruments at fair value through profit or loss		Q	970,247,664	148,997,975
Profit from sold or derecognized assets at amortized cost			342,331	528,229
Differences in quoted prices of gold and foreign currency	27		798,217,991	193,924,698
Other operating income	28		72,890,272	65,945,419
Credit loss expense on financial assets			(45,944,828)	(20,423,530)
Net operating income			2,845,870,623	1,551,501,373
Employee benefits	29		(278,509,138)	(241,771,572)
Administrative expenses	30		(164,225,989)	(121,933,757)
Depreciation and amortization of fixed assets		F and G	(58,098,766)	(47,485,393)
Other operating expenses	31		(321,304,050)	(233,533,961)
Operating income			2,023,732,680	906,776,690
Income / (loss) from associates and joint arrangements	14		155,403,295	(353,496)
Loss on net monetary position			(1,309,053,478)	(711,794,224)
Income before tax on continuing operations			870,082,497	194,628,970
Income tax on continuing operations	25.c)		(282,427,652)	(60,581,675)
Net income from continuing operations			587,654,845	134,047,295
Net income for the fiscal year			587,654,845	134,047,295
Net income for the fiscal year attributable to controlling interests			587,304,104	134,025,236
Net income for the fiscal year attributable to non-controlling interest			350,741	22,059

Jorge Pablo Brito
3	Chairperson

CONSOLIDATED EARNINGS PER SHARE
FOR THE FISCAL YEARS ENDED DECEMBER 31, 2023 AND 2022
(Translation of the Financial Statements originally issued in Spanish – See Note 48)
(Figures stated in thousands of pesos in constant currency)

Items	12/31/2023	12/31/2022
Net profit attributable to parent’s shareholders	587,304,104	134,025,236
Plus: Potential dilutive effect inherent to common shares
Net profit attributable to parent’s shareholders adjusted for dilution	587,304,104	134,025,236
Weighted average of outstanding common shares of the fiscal year	639,413	639,413
Plus: Weighted average of additional common shares with dilutive effects
Weighted average of outstanding common shares of the fiscal year adjusted for dilution	639,413	639,413
Basic earnings per share (in pesos)	918.5051	209.6067

Jorge Pablo Brito
4	Chairperson

CONSOLIDATED STATEMENT OF OTHER COMPREHENSIVE INCOME
FOR THE FISCAL YEARS ENDED DECEMBER 31, 2023 AND 2022
(Translation of the Financial Statements originally issued in Spanish – See Note 48)
(Figures stated in thousands of pesos in constant currency)

Items	Notes	Exhibits	12/31/2023	12/31/2022
Net income for the fiscal year			587,654,845	134,047,295
Items of Other Comprehensive Income that will be reclassified to profit or loss
Foreign currency translation differences from Financial Statements conversion			9,758,855	(2,238,986)
Foreign currency translation differences for the fiscal year			9,758,855	(2,238,986)
Profit or loss from financial instruments measured at fair value through other comprehensive income (FVOCI) (IFRS 9(4.1.2)(a))			30,408,883	(15,071,892)
Profit or loss for the fiscal year from financial instruments at fair value through other comprehensive income (FVOCI)		Q	47,129,040	(9,583,974)
Adjustment for reclassification for the fiscal year			(67,425)	(13,104,724)
Income tax	25.c)		(16,652,732)	7,616,806
Total other comprehensive income / (loss) that will be reclassified to profit or loss			40,167,738	(17,310,878)
Total other comprehensive income / (loss)			40,167,738	(17,310,878)
Total comprehensive income for the fiscal year			627,822,583	116,736,417
Total comprehensive income attributable to controlling interests			627,471,842	116,714,358
Total comprehensive income attributable to non-controlling interests			350,741	22,059

Notes 1 to 48 to the consolidated Financial Statements and exhibits A to J, L, N and P to R are an integral part of the consolidated Financial Statements.

Jorge Pablo Brito
5	Chairperson

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY
FOR THE FISCAL YEAR ENDED DECEMBER 31, 2023
(Translation of the Financial Statements originally issued in Spanish – See Note 48)
(Figures stated in thousands of pesos in constant currency)

		Capital stock	Non-capital contributions		Other Comprehensive Income		Earnings Reserved
Changes	Notes	Outstanding shares	Additional paid-in capital	Capital adjustments	Accumulated foreign currency translation difference from Financial Statements conversion	Other	Legal	Other	Unappropriated retained earnings	Total controlling interests	Total non-controlling interests	Total Equity
Restated amount at the beginning of the fiscal year		639,413	12,429,781	567,267,912	1,401,533	(1,303,792)	315,909,259	564,890,121	134,450,639	1,595,684,866	263,735	1,595,948,601
Total comprehensive income for the fiscal year
- Net income for the fiscal year									587,304,104	587,304,104	350,741	587,654,845
- Other comprehensive income for the fiscal year					9,758,855	30,408,883				40,167,738		40,167,738
Distribution of unappropriated retained earnings, as approved by the Shareholders’ Meeting held on April 25, 2023
- Legal reserve							26,805,049		(26,805,049)
- Reserve for dividends pending Central Bank of Argentina’s authorization	34							(71,956,969)	(105,127,845)	(177,084,814)		(177,084,814)
- Personal assets tax on shares and equity interests									(1,907,944)	(1,907,944)		(1,907,944)
- Other changes											(148,589)	(148,589)
Amount at the end of the fiscal year		639,413	12,429,781	567,267,912	11,160,388	29,105,091	342,714,308	492,933,152	587,913,905	2,044,163,950	465,887	2,044,629,837

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY
FOR THE FISCAL YEAR ENDED DECEMBER 31, 2022
(Translation of the Financial Statements originally issued in Spanish – See Note 48)
(Figures stated in thousands of pesos in constant currency)

		Capital stock	Non-capital contributions		Other Comprehensive Income		Earnings Reserved
Changes	Notes	Outstanding shares	Additional paid-in capital	Capital adjustments	Accumulated foreign currency translation difference from Financial Statements conversion	Other	Legal	Other	Unappropriated retained earnings	Total controlling interests	Total non-controlling interests	Total Equity
Restated amount at the beginning of the fiscal year		639,413	12,429,781	567,267,912	3,640,519	13,768,100	293,826,357	445,172,123	110,414,496	1,447,158,701	229,775	1,447,388,476
Total comprehensive income for the fiscal year
- Net income for the fiscal year									134,025,236	134,025,236	22,059	134,047,295
- Other comprehensive loss for the fiscal year					(2,238,986)	(15,071,892)				(17,310,878)		(17,310,878)
Distribution of unappropriated retained earnings, as approved by the Shareholders’ Meeting held on April 29, 2022
- Legal reserve							22,082,902		(22,082,902)
- Reserve for dividends pending Central Bank of Argentina’s authorization	34							119,717,998	(86,063,759)	33,654,239		33,654,239
- Personal assets tax on shares and equity interests									(1,842,432)	(1,842,432)		(1,842,432)
- Other changes											11,901	11,901
Amount at the end of the fiscal year		639,413	12,429,781	567,267,912	1,401,533	(1,303,792)	315,909,259	564,890,121	134,450,639	1,595,684,866	263,735	1,595,948,601

Notes 1 to 48 to the consolidated Financial Statements and exhibits A to J, L, N and P to R are an integral part of the consolidated Financial Statements.

Jorge Pablo Brito
6	Chairperson

CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE FISCAL YEARS ENDED DECEMBER 31, 2023 AND 2022
(Translation of the Financial Statements originally issued in Spanish – See Note 48)
(Figures stated in thousands of pesos in constant currency)

Items	Notes	12/31/2023	12/31/2022
Cash flows from operating activities
Income for the fiscal year before income tax		870,082,497	194,628,970
Adjustment for the total monetary effect of the fiscal year		1,309,053,478	711,794,224
Adjustments to obtain cash flows from operating activities:
Amortization and depreciation		58,098,766	47,485,393
Credit loss expense on financial assets		45,944,828	20,423,530
Difference in quoted prices of foreign currency		(519,687,484)	(263,504,186)
Other adjustments		114,921,296	455,988,443
Net increase / (decrease) from operating assets:
Debt securities at fair value through profit or loss		(909,887,830)	(460,689,489)
Derivative financial instruments		9,188,920	(125,729)
Repo transactions		(167,176,772)	(2,344,774)
Loans and other financing
Non-financial public sector		2,155,835	7,540,334
Other financial entities		(7,077,482)	6,273,635
Non-financial private sector and foreign residents		281,270,183	238,344,553
Other debt securities		241,078,336	140,424,175
Financial assets delivered as guarantee		3,167,022	13,617,450
Equity instruments at fair value through profit or loss		(409,343)	10,606,705
Other assets		16,509,607	30,914,031
Net increase / (decrease) from operating liabilities:
Deposits
Non-financial public sector		(59,863,185)	261,496
Financial sector		15,036,470	(681,632)
Non-financial private sector and foreign residents		(1,288,083,427)	462,405,962
Liabilities at fair value through profit or loss		(8,159,156)	(8,235,747)
Derivative financial instruments		(5,748,073)	(7,979)
Repo transactions		23,601,328
Other liabilities		(82,700,509)	15,507,566
Income tax payments		(26,544,392)	(8,377,713)
Total cash from operating activities (A)		(85,229,087)	1,612,249,218

Jorge Pablo Brito
7	Chairperson

CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE FISCAL YEARS ENDED DECEMBER 31, 2023 AND 2022
(Translation of the Financial Statements originally issued in Spanish – See Note 48)
(Figures stated in thousands of pesos in constant currency)

Items	Notes	12/31/2023	12/31/2022
Cash flows from investing activities
Payments:
Acquisition of PPE, intangible assets and other assets		(57,073,159)	(75,754,316)
Obtaining control of subsidiaries or other businesses		(21,956,493)
Other payments related to investing activities		(622,770)	(11,893)
Collections:
Other collections related to investing activities		160,975,229
Total cash used in investing activities (B)		81,322,807	(75,766,209)
Cash flows from financing activities
Payments:
Dividends	34	(179,680)	(59,462,558)
Non-subordinated corporate bonds		(4,877,812)	(15,870,950)
Subordinated corporate bonds		(12,943,001)	(14,493,132)
Other payments related to financing activities		(3,935,538)	(3,230,323)
Collections / Incomes:
Non-subordinated corporate bonds		29,477,155	9,185,164
Financing from local financial entities		(7,598,036)	6,085,830
Total cash used in financing activities (C)		(56,912)	(77,785,969)
Effect of exchange rate fluctuations (D)		909,268,594	393,367,215
Monetary effect on cash and cash equivalents (E)		(1,856,159,506)	(1,396,781,916)
Net (decrease) / increase in cash and cash equivalents (A+B+C+D+E)		(950,854,104)	455,282,339
Cash and cash equivalents at the beginning of the fiscal year	32	2,335,331,915	1,880,049,576
Cash and cash equivalents at the end of the fiscal year	32	1,384,477,811	2,335,331,915

Notes 1 to 48 to the consolidated Financial Statements and exhibits A to J, L, N and P to R are an integral part of the consolidated Financial Statements.

Jorge Pablo Brito
8	Chairperson

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2023

(Translation of Financial Statements originally issued in Spanish – See Note 48)

(Figures stated in thousands of pesos in constant currency)

1.	CORPORATE INFORMATION

Banco Macro SA (hereinafter, the Bank) is a stock corporation (sociedad anónima), organized in the Argentine Republic that offers traditional banking products and services to companies, including those companies operating in regional economies as well as to individuals, thus strengthening its goal to be a multiservice bank. In addition, through its subsidiaries, the Bank performs transactions as a trustee agent, manager and administrator of mutual funds and renders stock exchange services, electronic payment services and granting of guarantees.

Macro Compañía Financiera SA was created in 1977, as a non-banking financial institution. In May 1988, it received the authorization to operate as a commercial bank and was incorporated as Banco Macro SA. Subsequently, as a result of the merger process with other entities, it adopted other names (among them, Banco Macro Bansud SA) and since August 2006, Banco Macro SA.

The Bank’s shares have been publicly listed on Bolsas y Mercados Argentinos (BYMA) since November 1994; and as from March 24, 2006 they are listed on the New York Stock Exchange (NYSE). Additionally, on October 15, 2015, they were authorized to be listed on the Mercado Abierto Electrónico SA (MAE).

Since 1994, Banco Macro SA’s market strategy has mainly focused on the regional areas outside the Autonomous City of Buenos Aires (CABA, for its acronym in Spanish). Following this strategy, in 1996, Banco Macro SA started the process to acquire entities and assets and liabilities during the privatization of provincial and other banks.

During 2023, 2022, 2021 and 2020, the Bank in conjunction with other entities of the argentine financial system made contributions in the company Play Digital SA for a total amount of 977,225 (not restated), reaching an equity interest of 9.4543%. The company’s purpose is to develop and market a payment solution linked to bank accounts held by financial system users in order to bring significant improvement to their payment experience.

On May 18, 2023, Banco Macro SA acquired 100% of Comercio Interior SAU capital stock at USD 5,218,800 payable with the proceeds of this Company’s dividends. The main purpose of this company is grain brokerage. For further information see also Note 13.

Additionally, on November 2, 2023, the Board of Directors of the Central Bank of Argentina (BCRA), authorized the acquisition of 100% of the capital stock of Banco Itaú Argentina SA, Itaú Asset Management SA and Itaú Valores SA. For further information see also Note 13.

On February 28, 2024, the Board of Directors approved the issuance of these consolidated Financial Statements. Even when the Shareholders’ Meeting has the power to amend these consolidated Financial Statements after issuance, in Management’s opinion it will not happen.

2.	OPERATIONS OF THE BANK

2.1	Agreement with the Misiones Provincial Government

The Bank and the Misiones Provincial Government entered into a special-relationship agreement whereby the Bank was appointed, for a five-year term since January 1, 1996, as the Provincial Government’s exclusive financial agent as well as revenue collection and obligation payment agent.

On November 25, 1999, December 28, 2006 and October 1, 2018, extensions to such agreement were agreed upon, making it currently effective through December 31, 2029.

As of December 31, 2023 and 2022, the deposits held by the Misiones Provincial Government with the Bank amounted to 45,827,616 and 66,333,468 (including 5,213,814 and 5,031,694 related to court deposits), respectively.

2.2	Agreement with the Salta Provincial Government

The Bank and the Salta Provincial Government entered into a special-relationship agreement whereby the Bank was appointed, for a ten-year term since March 1, 1996, as the Provincial Government’s exclusive financial agent as well as revenue collection and obligation payment agent.

On February 22, 2005, and August 22, 2014, extensions to such agreements were agreed upon, making it currently effective through February 28, 2026.

9

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2023

(Translation of Financial Statements originally issued in Spanish – See Note 48)

(Figures stated in thousands of pesos in constant currency)

As of December 31, 2023 and 2022, the deposits held by the Salta Provincial Government with the Bank amounted to 65,930,128 and 107,468,621 (including 8,782,304 and 10,764,824, related to court deposits), respectively.

2.3	Agreement with the Jujuy Provincial Government

The Bank and the Jujuy Provincial Government entered into a special-relationship agreement whereby the Bank was appointed, for a ten-year term since January 12, 1998, as the Provincial Government’s exclusive financial agent as well as revenue collection and obligation payment agent.

On April 29, 2005 and July 8, 2014, extensions to such agreement were agreed upon, making it currently effective through September 30, 2024.

As of December 31, 2023 and 2022, the deposits held by the Jujuy Provincial Government with the Bank amounted to 17,780,194 and 24,217,758 (including 5,497,367 and 6,927,266, related to court deposits), respectively.

2.4	Agreement with the Tucumán Provincial Government

The Bank acts as an exclusive financial agent and as revenue collection and obligation payment agent of the Tucumán Provincial Government, the Municipality of San Miguel de Tucumán and the Municipality of Yerba Buena. The services agreements with the Provincial and Municipal Governments are effective through years 2031, 2028 and 2025, respectively. As established in the original agreement, the service agreement with the Municipality of San Miguel de Tucumán was extended until 2028.

As of December 31, 2023 and 2022, the deposits held by the Tucumán Provincial Government, the Municipality of San Miguel de Tucumán and the Municipality of Yerba Buena with the Bank amounted to 42,496,491 and 108,008,942 (including 22,563,470 and 28,845,855, related to court deposits), respectively.

Additionally, the Bank granted loans to the Tucumán Provincial Government and the Municipalities of San Miguel de Tucumán and Yerba Buena as of December 31, 2023 and 2022 for an amount of 2,278,902 and 1,632,713, respectively.

3.	BASIS FOR THE PREPARATION OF THESE FINANCIAL STATEMENTS AND APPLICABLE ACCOUNTING STANDARDS

Presentation basis

Applicable Accounting Standards

These consolidated Financial Statements of the Bank were prepared in accordance with the accounting framework established by the BCRA, in its Communiqué “A” 6114 as supplemented. Except for the exceptions established by the BCRA, which are explained in the following paragraph, such framework is based on International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and adopted by the Argentine Federation of Professionals Councils in Economic Sciences (FACPCE, for its acronym in Spanish). The abovementioned international standards include the IFRS, the International Accounting Standards (IAS) and the interpretations developed by the IFRS Interpretations Committee (IFRIC) or former IFRIC (SIC).

The transitory exceptions and regulatory guidelines established by BCRA to the application of effective IFRS, that affect the preparation of these consolidated Financial Statements are as follows:

a)	According to Communiqué “A” 6114, as supplemented, and in the convergence process through IFRS, the BCRA established that since fiscal years beginning on or after January 1, 2020, financial institutions defined as “Group A” by BCRA rules, in which the Bank is included, begin to apply section 5.5 “Impairment” of the IFRS 9 “Financial Instruments” (sections B5.5.1 to B5.5.55), except for the temporary exclusion for the debt securities of the non-financial public sector established by BCRA Communiqué “A” 6847. As of the date of issuance of these consolidated Financial Statements, the Bank is in the process of quantifying the effect of the full application of the abovementioned standard.

b)	In March 2022, the Bank’s holdings in Prisma Medios de Pago SA (Prisma) was transferred. That company was measured according to the Memorandums received from the BCRA on March 12 and 22, 2021, which established specific guidelines related to the measurement at fair value of such holding. If, for the fair value measurement purpose previously mentioned, IFRS had been applied, the profit or loss for the fiscal year ended December 31, 2022, should have been modified. However, this situation did not generate differences in the shareholders’ equity as of December 31, 2022.

10

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2023

(Translation of Financial Statements originally issued in Spanish – See Note 48)

(Figures stated in thousands of pesos in constant currency)

c)	Through Communiqué “A” 7014 dated May 14, 2020, the BCRA established for financial institutions that received debt securities of the public sector in a swap transaction, they must be initially recognized at their carrying amount as of the date of the swap transaction, without assessing if they qualify or not for derecognition under IFRS 9 standards and as a consequence, do not eventually recognize the new instruments at the market value as provided by such IFRS (see also Exhibit A and Note 46 to the consolidated Financial Statements).

If IFRS 9 had applied, and according an estimation calculated by the Bank, the Statement of income for the fiscal year ended December 31, 2023, would have recorded a decrease in “other operating income” for an amount of 4,314,937. On the other hand, an increase in “Loss on net monetary position” for an amount of 7,852 and in “Net gain from measurement of financial instruments at fair value through profit or loss” for an amount of 4,067,606, and as a counterpart an increase in “Other comprehensive income” of that period. These changes would not have resulted into modifications to the total shareholder equity as of that date nor the total comprehensive income for the fiscal year ended December 31, 2023.

Except for what was mentioned in the previous paragraphs, the accounting policies applied by the Bank comply with the IFRS as currently approved and are applicable to the preparation of these consolidated Financial Statements in accordance with the IFRS as adopted by the BCRA through Communiqué “A” 7899. Generally, the BCRA does not allow the anticipated application of any IFRS, unless otherwise expressly stated.

Going concern

The Bank’s management has made an assessment of its ability to continue as a going concern and is satisfied that it has the resources to continue in business for the foreseeable future. Furthermore, management is not aware of any material uncertainties that may cast significant doubt on the Bank’s ability to continue as a going concern. Therefore, these consolidated Financial Statements continue to be prepared on the going concern basis.

Transcription into books

As of the date of issuance of these consolidated Financial Statements, the analytical detail is in the process of being transcribed into the Bank’s inventory book (“Libro Inventario”), the general ledger and the consolidated Financial Statements into the Bank’s balance book (“Libro Balances”) of Banco Macro SA.

Figures expressed in thousands of pesos

These consolidated Financial Statements disclose figures expressed in thousands of Argentine pesos in terms of purchasing power as of December 31, 2023, and are rounded up to the nearest amount in thousands of pesos, except as otherwise indicated (see section “Measuring unit” of this note).

Statement of financial position - Disclosure

The Bank presents its statement of financial position in order of liquidity, as established by BCRA Communiqué “A” 6324. The analysis referred to the recovery of assets and settlement of liabilities during the 12 months after the reporting date and more than 12 months after the reporting date is disclosed in Note 23.

Financial assets and financial liabilities are generally reported in gross figures in the consolidated statement of financial position. They are only offset and reported in net figures when there is a legal and enforceable right to offset such financial assets and liabilities and the Management also intends to settle them on a net basis or to realize assets and settle liabilities simultaneously.

These consolidated Financial Statements were prepared on a historical cost basis except for certain financial instruments which were valued at fair value through Other Comprehensive Income (OCI) or at Fair Value through Profit or Loss. For further information see Exhibit P “Categories of financial assets and liabilities”. In addition, in the case of derivative instruments (Futures and Forwards) both assets and liabilities were valued at Fair Value through Profit or Loss.

Comparative information

The statement of financial position as of December 31, 2023 and the statement of income and other comprehensive income, the statement of changes in shareholders’ equity and the statement of cash flows for the fiscal year ended December 31, 2023, are presented comparatively with the immediately preceding fiscal year.

11

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2023

(Translation of Financial Statements originally issued in Spanish – See Note 48)

(Figures stated in thousands of pesos in constant currency)

The figures related to comparative information have been restated to consider the changes in the general purchasing power of the functional currency and, as a result, are stated in terms of the current measuring unit at the end of the reporting period (see the following section “Measuring unit”).

Measuring unit

These consolidated Financial Statements have been restated for the changes in the general purchasing power of the functional currency (Argentine pesos) of the Bank, as of December 31, 2023, as established by IAS 29 “Financial Reporting in Hyperinflationary Economies” and considering, in addition, specific rules established by BCRA through Communiqués “A” 6651, 6849, as amended, which established the obligation to apply this method, from fiscal years beginning on or after January 1, 2020, and determined as the transition date December 31, 2018.

According to IFRS, the restatement of Financial Statements is needed when the functional currency is the currency of a hyperinflationary economy. To achieve consistency in identifying an economic environment of that nature, IAS 29 establishes (i) certain nonexclusive qualitative indicators, consisting in analyzing the general population behavior, prices, interest rates and wages with changes in price indexes and the loss of purchasing power, and (ii) as quantitative characteristic, which is the most used condition in practice, to test if a three-year cumulative inflation rate is around 100% or more. Due to miscellaneous macroeconomic factors, the three-year inflation rate exceeded that figure and the Argentine government goals and other available estimates also indicate that this trend will not be reversed in the short term.

The restatement was applied as if the economy had always been hyperinflationary, using a general price index that reflects changes in general purchasing power. To apply the restatement, a series of indexes were used, as prepared and published on a monthly basis by the Argentine Federation of Professional Councils of Economic Sciences (FACPCE, for its acronym in Spanish), which combines the consumer price index (CPI) on a monthly basis published by the Argentine Institute of Statistics and Censuses (INDEC, for its acronym in Spanish) since January 2017 (baseline month: December 2016) with the wholesale prices indexes published by the INDEC until that date. For the months of November and December 2015, for which the INDEC did not publish the wholesale price index (WPI) variation, the CPI variation for CABA was used.

Considering the abovementioned indexes, the inflation rate was 211.41% and 94.79% for the fiscal years ended on December 31, 2023 and 2022, respectively.

Below is a description of the restatement mechanism provided by IAS 29 “Financial Reporting in Hyperinflationary Economies” and the restatement process for Financial Statements established by BCRA Communiqué “A” 6849, as supplemented.

Description of the main aspects of the restatement process for statements of financial position:

(i)	Monetary items (the ones that are already stated in terms of the current measuring unit) are not restated because they are already expressed in terms of the monetary unit current at the end of the reporting period. In an inflationary period, an entity holding monetary assets generates purchasing power loss and holding monetary liabilities generates purchasing power gain, provided that the assets and liabilities are not linked to an adjustment mechanism that offsets to some extent such effects. The net gain or loss on a monetary basis is included in profit or loss for the fiscal year.

(ii)	Assets and liabilities subject to adjustments based on specific agreements are adjusted in accordance with such agreements.

(iii)	Non-monetary items stated at current cost at the end of the reporting period, are not restated for presentation purposes in the statement of financial position, but the adjustment process must be completed to determine, in terms of constant measurement unit, the income or loss produced by holding these non-monetary items.

(iv)	Non-monetary items carried at historical cost or at current cost at some earlier date before the reporting date, are restated by an index that reflects the general level of price variation from the acquisition or revaluation date to the closing date, proceeding then to compare the restated amounts of those assets with their recoverable amounts. Income or loss for the fiscal year related to depreciation of property, plant and equipment and amortization of Intangible Assets and other non-monetary assets cost are determined over the new restated amounts.

(v)	When an entity capitalizes borrowing cost in the non-monetary assets, the part of the borrowing cost that compensates for the inflation during the same fiscal year is not capitalized.

12

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2023

(Translation of Financial Statements originally issued in Spanish – See Note 48)

(Figures stated in thousands of pesos in constant currency)

(vi)	The restatement of non-monetary assets in terms of a current measurement unit at the end of the reporting period, without an equivalent adjustment for tax purposes generates a taxable temporary difference and a deferred income tax liability is recognized and the contra account is recognized as profit or loss for the fiscal year. When, beyond the restatement, there is a revaluation of non-monetary assets, the deferred tax related to the restatement is recognized in profit or loss for the fiscal year and deferred tax related to the revaluation is recognized in other comprehensive income for the fiscal year.

Description of the main aspects of the restatement process for statements of income and other comprehensive income:

(i)	Income and expenses are restated from the date the items were recorded, except for those income or loss items that reflect or include, in their determination, the consumption of assets measured at the currency purchasing power from a date prior to that which the consumption was recorded, which is restated using as a basis the acquisition date of the assets related to the item, except for income or losses arising from comparing the two measurements at currency purchasing power of different dates, for which it requires to identify the compared amounts, to restate them separately and to repeat the comparison, with the restated amounts.

(ii)	The gain or loss from monetary position will be classified based on the item that generated it and will be separately disclosed reflecting the inflationary effects over such items.

Description of the main aspects of the restatement process for the statements of changes in shareholders’ equity:

(i)	As the transition date (December 31, 2018), the Bank has applied the following procedures:

a)	The components of equity, except the ones mentioned below, were restated from the dates the components were contributed or otherwise arose according to BCRA Communiqué “A” 6849, for each item.

b)	Earnings reserved, including the special reserve for the first-time application of IFRS, were stated at nominal value at the transition date (legal amount not restated).

c)	The unappropriated retained earnings were determined as a difference between the restated net asset at the transition date and the other components of equity, restated as disclosed in the abovementioned paragraphs.

d)	The accumulated balances of other comprehensive income were recalculated in terms of measuring unit current at the transition date.

(ii)	After the restatement on the abovementioned transition date in (i) above, all equity components are restated by applying a general price index as mentioned before from the beginning of the fiscal year and each variation of those components is restated from the contribution date or from the moment it was produced in any other way, and the accumulated OCI balances are redetermined according to the items that give rise to it.

Description of the main aspects of the restatement process for the statement of cash flows:

(i)	All items are restated in terms of the measuring unit current at the end of the reporting period.

(ii)	The monetary gain or losses generated by cash and cash equivalents are separately disclosed in the statement of cash flows after the cash flow from operating investment activities and financing activities, in a separate and independent line, under the description “Monetary effect on cash and cash equivalents”.

Basis for consolidation

These consolidated Financial Statements include the Financial Statements of the Bank and its controlled entities as of December 31, 2023.

Subsidiaries are all the entities controlled by the Bank. The Bank controls another entity when it is exposed, or has rights, to variable returns from its continuing involvement with such other entity, and has the ability to use its power to direct the operating and financing policies of such other entity, to affect the amounts of such returns.

This generally happens when there is a shareholding of more than half of its shares having voting rights.

Notwithstanding the above, under certain particular circumstances, the Bank may still have control with less than a 50% interest or may not have the control even if it holds more than half of the shares of such other entity.

13

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2023

(Translation of Financial Statements originally issued in Spanish – See Note 48)

(Figures stated in thousands of pesos in constant currency)

Upon evaluating whether it has power over the controlled entity, and therefore controls the variation of its returns, the Bank shall consider all relevant facts and circumstances, including:

-	The purpose and design of the controlled entity.

-	What the relevant activities are and how decisions about those activities are made and whether the Bank has the ability to direct such relevant activities.

-	Contractual arrangements such as call rights, put rights and liquidation rights.

-	Whether the Bank is exposed, or has rights, to variable returns from its involvement with such controlled entity, and whether the Bank has the ability to use its power over the controlled entity to affect the amount of the Bank’s returns.

The structured entities have been designed to reach a specific business goal and for voting or similar rights not to be the dominant factor in deciding who controls the entity, such as when any voting rights are related to the administrative tasks only and the relevant activities are directed by means of contractual agreements.

Controlled entities are completely consolidated since the date of the effective transfer of the control over them to the Bank and consolidation ceases when the Bank loses control over the subsidiaries. These consolidated Financial Statements include the assets, liabilities, income and each component of other comprehensive income of the Bank and its controlled entities. Transactions between consolidated entities are completely eliminated.

Changes in a parent’s ownership interest in a controlled entity that do not result in the parent losing control of the subsidiary are equity transactions. However, if a parent company loses control of a subsidiary, it shall derecognize the assets (including any goodwill) and liabilities of the subsidiary, any non-controlling interests in the former subsidiary and other capital components, while any profit or loss derived from the transaction, event or circumstances that resulted in the loss of control shall be recognized as in profit or loss, and any investment retained in the former subsidiary shall be recognized at its fair value on the date control is lost.

The Financial Statements of the controlled entities have been prepared as of the same dates and for the same accounting periods as those of the Bank, using uniform accounting policies consistent with those applied by the Bank. If necessary, adjustments shall be made to the Financial Statements of the subsidiaries so that the accounting policies used by the group are uniform.

The Bank considers the Argentine peso as its functional and presentation currency. To such effect, before consolidation, the Financial Statements of its subsidiary Macro Bank Limited, originally stated in US dollars, were translated to pesos (presentation currency) using the following method:

a)	Assets and liabilities were converted at the reference exchange rate of the BCRA, in force for US dollars at the closing of business on the last business day of each year.

b)	Figures related to the owners’ contributions (capital stock, non-capital Contributions and irrevocable capital contributions) were translated applying the effective exchange rates as of the date on which such contributions were paid in.

c)	Income for the fiscal years ended December 31, 2023 and 2022, were translated into pesos on a monthly basis, using the monthly average of the reference exchange rate of the BCRA.

d)	Foreign currency translation differences arising as a result of the preceding paragraphs are recognized as a separate component within the Shareholders’ Equity account reporting them in the statement of other comprehensive income, which is called “Foreign currency translation differences in Financial Statements conversion”.

On the other hand, non-controlling interests represent the portion of income and equity not directly or indirectly attributable to the Bank. In these consolidated Financial Statements they are disclosed as a separate line in the statement of financial position, the statement of income, the statement of other comprehensive income and the statement of changes in shareholders’ equity.

As of December 31, 2023 and 2022, the Bank has consolidated into its Financial Statements the Financial Statements of the following companies:

Subsidiaries	Principal place of business	Country	Main activity
Macro Securities SAU (1)	Ave. Eduardo Madero 1182 - CABA	Argentina	Stock exchange services
Macro Fiducia SAU	Ave. Eduardo Madero 1182 - 2nd floor - CABA	Argentina	Services

14

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2023

(Translation of Financial Statements originally issued in Spanish – See Note 48)

(Figures stated in thousands of pesos in constant currency)

Subsidiaries	Principal place of business	Country	Main activity
Macro Fondos SGFCISA	Ave. Eduardo Madero 1182 - 24th floor, Office B - CABA	Argentina	Management and administration of mutual funds
Macro Bank Limited (2)	Caves Village, Building 8 Office 1 - West Bay St., Nassau	Bahamas	Banking entity
Argenpay SAU	Ave. Eduardo Madero 1182 - CABA	Argentina	Electronic payment services
Fintech SGR (Structured entity)	San Martín 140 - 2nd floor - CABA	Argentina	Granting of guarantees
Comercio Interior SAU (3)	Santa Fe 1219 - 4th floor - Rosario, Santa Fe	Argentina	Grain Brokerage
Banco BMA SAU (4)	Ave. Eduardo Madero 1182 – 9th floor – CABA	Argentina	Financial entity
BMA Asset Management SA	Ave. Eduardo Madero 1182 – 2nd floor – CABA	Argentina	Stock exchange services
BMA Valores SA	Ave. Eduardo Madero 1182 – 2nd floor – CABA	Argentina	Management and administration of mutual funds

(1)	Consolidated with Macro Fondos SGFCISA (80.90% equity interest and voting rights).
(2)	Consolidated with Sud Asesores (ROU) SA (100% voting rights – Equity interest: 66,496).
(3)	Consolidated with the Bank since May 2023, as control was obtained in such month (see Note 13).
(4)	Consolidated with BMA Asset Management SA (87% equity interest and voting rights) and with BMA Valores SA (87% equity interest and voting rights).

As of December 31, 2023 and 2022, the Bank's interest in the companies it consolidates is as follows:

•	As of December 31, 2023:

	Shares		Bank’s interest		Non-controlling interest
Subsidiaries	Type	Number	Total capital stock	Voting rights	Total capital stock	Voting rights
Macro Securities SAU	Common	12,885,683	100.00%	100.00%
Macro Fiducia SAU	Common	47,387,236	100.00%	100.00%
Macro Fondos SGFCISA	Common	327,183	100.00%	100.00%
Macro Bank Limited	Common	39,816,899	100.00%	100.00%
Argenpay SAU	Common	1,001,200,000	100.00%	100.00%
Fintech SGR (Structured entity)	Common	119,993	24.999%	24.999%	75.001%	75.001%
Comercio Interior SAU (1)	Common	615,519	100.00%	100.00%
Banco BMA SAU (2)	Common	729,166,165	100.00%	100.00%
	Preferred	14,565,089	100.00%
BMA Asset Management SA (2)	Common	91,950	100.00%	100.00%
BMA Valores SA (2)	Common	52,419,500	100.00%	100.00%

(1)	Interest acquired in May 2023 (see Note 13).
(2)	Interest acquired in November 2023 (see Note 13).

15

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2023

(Translation of Financial Statements originally issued in Spanish – See Note 48)

(Figures stated in thousands of pesos in constant currency)

•	As of December 31, 2022:

	Shares		Bank’s interest		Non-controlling interest
Subsidiaries	Type	Number	Total capital stock	Voting rights	Total capital stock	Voting rights
Macro Securities SAU	Common	12,885,683	100.00%	100.00%
Macro Fiducia SAU	Common	47,387,236	100.00%	100.00%
Macro Fondos SGFCISA	Common	327,183	100.00%	100.00%
Macro Bank Limited	Common	39,816,899	100.00%	100.00%
Argenpay SAU	Common	341,200,000	100.00%	100.00%
Fintech SGR (Structured entity)	Common	119,993	24.999%	24.999%	75.001%	75.001%

Total assets, liabilities and Shareholders’ equity of the Bank and all its subsidiaries as of December 31, 2023 and 2022 are as follows:

	Balances as of 12/31/2023
Entity	Assets	Liabilities	Equity attributable to the owners of the Bank	Equity attributable to non-controlling interests
Banco Macro SA	5,851,533,387	3,807,369,437	2,044,163,950
Macro Bank Limited	96,913,028	69,534,634	27,378,394
Macro Securities SAU (1)	172,108,267	114,694,224	57,414,043
Macro Fiducia SAU	650,856	47,660	603,196
Argenpay SAU	15,211,804	8,272,716	6,939,088
Fintech SGR	16,775,841	16,154,667	155,287	465,887
Comercio Interior SAU	24,091,214	23,317,522	773,692
Banco BMA SAU	879,489,639	667,129,219	212,360,420
Eliminations	(337,701,919)	(32,077,799)	(305,624,120)
Consolidated	6,719,072,117	4,674,442,280	2,044,163,950	465,887

(1)	Includes the balance amounts of its subsidiary Macro Fondos SGFCISA.

	Balances as of 12/31/2022
Entity	Assets	Liabilities	Equity attributable to the owners of the Bank	Equity attributable to non-controlling interests
Banco Macro SA	6,408,414,116	4,812,729,250	1,595,684,866
Macro Bank Limited	50,000,623	34,556,345	15,444,278
Macro Securities SAU (1)	105,632,053	72,940,995	31,113,783
Macro Fiducia SAU	615,622	15,338	600,284
Argenpay SAU	7,893,951	4,976,502	2,917,449
Fintech SGR	16,539,693	16,188,045	351,648	263,735
Eliminations	(79,260,886)	(27,519,904)	(50,427,442)
Consolidated	6,509,835,172	4,913,886,571	1,595,684,866	263,735

(1)	Includes the balance amounts of its subsidiary Macro Fondos SGFCISA.

16

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2023

(Translation of Financial Statements originally issued in Spanish – See Note 48)

(Figures stated in thousands of pesos in constant currency)

The Bank’s Management considers there are no other companies or structured entities to be included in the consolidated Financial Statements as of December 31, 2023.

Summary of significant accounting policies

Below there is a description of the principal valuation and disclosure criteria used for the preparation of these consolidated Financial Statements as December 31, 2023:

3.1	Assets and liabilities denominated in foreign currency:

The Bank considers the Argentine Peso as its functional and presentation currency. The assets and liabilities denominated in foreign currency, mainly in US dollars, were valued at BCRA benchmark US dollar exchange rate effective as of the closing date of transactions on the last business day of each fiscal year.

Additionally, assets and liabilities denominated in other foreign currencies were translated at the repo exchange rate in US dollars communicated by the BCRA’s dealing room. Foreign exchange differences were recorded in the related Statements of income as “Difference in quoted prices of gold and foreign currency”.

3.2	Financial Instruments

Initial Recognition and Measurement

The Bank recognizes a financial instrument when it becomes party to the contractual provisions thereof.

The purchase and sale of financial assets requiring the delivery of assets within the term generally established by the rules and regulations or the market conditions are recorded on the transaction’s trading date, i.e. on the date the Bank undertakes to acquire or sell the relevant asset.

At initial recognition, the financial assets and liabilities were recognized at fair value. Those financial assets and liabilities not recognized at fair value through profit or loss, were recognized at fair value adjusted for transaction costs directly attributable to the acquisition or issue of the financial asset or liability.

At initial recognition, the fair value of a financial instrument is generally the transaction price. Nevertheless, if part of the consideration received or paid is for something other than the financial instrument, the Bank estimates the fair value of the financial instrument. If the fair value is based on a valuation technique that uses only data from observable markets, the Bank shall recognize the difference between fair value at the initial recognition and the transaction price as gain or loss. When the fair value is based on a valuation technique that uses data from non-observable markets, the Bank shall recognize that deferred difference in profit or loss only to the extent that it arises from a change in a factor (including time) that market participants would take into account when pricing the asset or liability, or when the instrument is derecognized.

Finally, in the normal course of business, the Bank arranges repo transactions. According to IFRS 9, assets involved in repurchase and reverse repurchase transactions and received from or delivered to third parties, respectively, do not qualify to be recognized or derecognized, respectively (see Note 6).

Subsequent measurement – Business Model

The Bank established three categories for the classification and measurement of its debt instruments, in accordance with the Bank’s business model to manage them and the contractual cash flow characteristics thereof:

-	At amortized cost: the objective of the business model is to hold financial assets in order to collect contractual cash flows.

-	At fair value through other comprehensive income: the objective of the business model is both collecting the contractual cash flows of the financial asset and/or of those derived from the sale of the financial asset.

-	At fair value from profit or loss: the objective of the business model is generating income derived from the purchase and sale of financial assets.

Therefore, the Bank measures its financial assets at fair value, except for those that meet the following two conditions and are measured at amortized cost:

-	The financial assets are held within a business model whose objective is to hold financial assets in order to collect contractual cash flows.

17

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2023

(Translation of Financial Statements originally issued in Spanish – See Note 48)

(Figures stated in thousands of pesos in constant currency)

-	The contractual terms of the financial asset give rise, on specified dates, to cash flows that are solely payments of principal and interest on the principal amount outstanding.

The Bank’s business model is determined at a level that reflects how groups of financial assets are managed together to achieve a particular business objective.

The business model is not assessed on an instrument-by-instrument approach, but it should rather be determined on a higher level of aggregation and is based on observable factors such as:

-	How the performance of the business model and the financial assets held within that business model are evaluated and reported to the Bank’s key management personnel.

-	The risks that affect the performance of the business model (and the financial assets held within that business model) and, in particular, the way in which those risks are managed.

-	The expected frequency, value, timing and reasons of sales are also important aspects.

The assessment of the business model is performed on the basis of scenarios that the Bank reasonably expects to occur, without taking into account the scenarios such as the so-called ‘worst case’ or ‘stress case’ scenarios. If after the initial recognition cash flows are realized in a way that is different from the Bank’s expectations, the classification of the remaining financial assets held in that business model does not change, but it rather considers all relevant information to assess the newly originated or newly purchased financial assets.

Test of solely payments of principal and interest (the SPPI test)

As part of the classification process, the Bank assessed the contractual terms of its financial assets in order to determine if such financial instruments give rise to cash flows on specific dates which are solely payments of principal and interest on the principal amount outstanding.

For the purposes of this assessment, “principal” is defined as the fair value of the financial asset at initial recognition, provided such amount may change over the life of the financial instrument, for example, if there are repayments of principal or premium amortization or discount.

The most significant elements of interest within a loan agreement are typically the consideration for the time value of money and credit risk.

For the SPPI test, the Bank applies judgment and considers relevant factors such as the currency in which the financial asset is denominated and the period for which the interest rate is set.

However, contractual terms that introduce exposure to risks or volatility in the contractual cash flows that are unrelated to a basic lending arrangement do not give rise to contractual cash flows that are solely payments of principal and interest on the principal amount outstanding. In such cases, financial assets are required to be measured at fair value through profit or loss.

Therefore, the financial assets were classified pursuant to the above expressed as “Financial assets at fair value through profit or loss”, “Financial assets at fair value through other comprehensive income” or “Financial assets at amortized cost”. Such classification is disclosed in exhibit P.

•	Financial assets and liabilities at fair value through profit or loss

This category presents two subcategories: financial assets at fair value held for trading and financial assets initially designated at fair value by the Management or under section 6.7.1. of IFRS 9. The Bank’s Management has not designated, at the beginning, financial assets at fair value through profit or loss.

The Bank classifies the financial assets as held for trading when they have been acquired or incurred principally for the purpose of selling or repurchasing them in the short term or when they are part of a portfolio of identified financial instruments that are managed together and for which there is evidence of a recent actual pattern of short-term profit-taking.

Financial assets and liabilities at fair value through profit or loss are recognized at fair value in the statement of financial position. Changes in fair value are recognized under the item “Net gain from measurement of financial instruments at fair value through profit or loss” in the statement of income, as well as interest income or expenses and dividends pursuant to the contractual terms and conditions, or when the right to receive payment of the dividend is established.

18

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2023

(Translation of Financial Statements originally issued in Spanish – See Note 48)

(Figures stated in thousands of pesos in constant currency)

The fair value estimation is explained in detail in section “Accounting judgments, estimates and assumptions” of this note, and Note 12 describes the valuation process of financial instruments at fair value.

•	Financial assets at fair value through other comprehensive income (OCI)

A financial asset shall be measured at fair value through other comprehensive income if (i) the financial instrument is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets and (ii) the contractual terms of the financial asset meet the determination that cash flows are solely payments of principal and interest on the principal amount outstanding.

Debt instruments at fair value through other comprehensive income are recognized in the statement of financial position at fair value. Profit and loss derived from changes in fair value are recognized in other comprehensive income as “Net gain from financial instruments measured at fair value through other comprehensive income”. Interest income (calculated by the “effective interest method”, which is explained in the following section), profit and loss from translation differences and impairment are recognized in the statement of income in the same manner as for financial assets measured at amortized cost and are disclosed as “Interest income”, “Differences in quoted prices of gold and foreign currency” and “Credit loss expense on financial assets”, respectively.

When the Bank has more than one investment on the same security, it must be considered that they shall be disclosed using the first-in first-out costing method.

On derecognition, accumulated gains and losses previously recognized in OCI are reclassified to profit or loss.

•	Financial assets at amortized cost – Effective interest method

They represent financial assets held in order to collect contractual cash flows and the contractual terms of which give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

After initial recognition, these financial assets are recognized in the statement of financial position at amortized cost using the effective interest method, less a loss allowance for expected credit losses (ECL), considering the exceptions established by BCRA Communiqué “A” 6847, detailed in note 3.2.4.

Interest income and impairment are disclosed in the statement of income as “Interest income” and “Credit loss expense on financial assets”, respectively. Changes in the allowance for ECL are presented in Note 9 and exhibit R “Value adjustment for credit losses – Allowance for uncollectibility risk”.

The effective interest method uses the rate that allows the discount of estimated future cash payments or receipts through the expected life of the financial instrument or lesser term, if applicable, to the net carrying amount of such financial instrument. When applying this method, the Bank identifies points paid or received, fees, premiums, discounts and transaction costs, incremental and direct costs as an integral part of the effective interest rate (hereinafter, EIR). For such purposes, interest is the consideration for the time value of money and for the credit risk associated with the amount of principal outstanding during a specific period of time.

3.2.1	Cash and deposits in banks

They were valued at their nominal value plus the relevant accrued interest, if applicable. Accrued interests were allocated in the statement of income as “Interest income”.

3.2.2	Repo transactions (purchase and sale of financial instruments)

These transactions were recognized in the statement of financial position as financing granted (received), under “Repo transactions”.

The difference between purchase and sale prices of such instruments were recognized as interest accrued during the effective term of the transactions using the effective interest method and were allocated in the statement of income as “Interest income” and “Interest expense”.

3.2.3	Loans and other financing

They are non-derivative financial assets that the Bank holds within a business model whose objective is to hold financial assets in order to collect contractual cash flows and the contractual terms of which give rise, on specified dates, to cash flows that are solely payments of principal and interest on the principal amount outstanding.

19

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2023

(Translation of Financial Statements originally issued in Spanish – See Note 48)

(Figures stated in thousands of pesos in constant currency)

After initial recognition, loans and other financing were measured at amortized cost using the effective interest method, less a loss allowance for ECL. The amortized cost was calculated taking into account any discount or premium incurred in the origination or acquisition, and origination fees or commissions, which are part of the EIR. Income from interest was allocated in the statement of income as “Interest income”.

3.2.4	Impairment of financial assets

The accounting policy adopted on the impairment of financial assets not measured at fair value through profit or loss is detailed below:

3.2.4.1	Overview of the ECL principles

Except for disclosures to the public sector, which were temporarily excluded by BCRA Communiqué “A” 6847, the Bank recognizes a loss allowance for ECL on loans, other financing and other debt instruments not measured at fair value through profit or loss along with loan commitments and financial guarantee contracts (not measured at fair value through profit or loss) and contract assets and accounts receivable on loans; hereinafter, the “financial instruments”. Investments in equity instruments are not subject to impairment under IFRS 9. According to Communiqué “A” 6847, for disclosures to the public sector, BCRA standards on minimum loan loss allowances still apply, which, particularly for this type of sector, indicate that they are not subject to allowances.

The loss allowance for ECL is based on credit losses expected to arise during the life of a financial asset (lifetime ECL), unless there was no significant increase in credit risk since initial recognition, in which case the loss allowance is based on 12-month ECL. The Bank’s policies to determine whether credit risk increased significantly are included in Note 45.1.1 “Assessment of credit risk impairment”, section “Definitions of significant increase in risk (SICR), impairment and default”.

12-month ECL is the portion of lifetime ECL that results from default events on a financial instrument that are possible within the 12 months after the reporting date.

Lifetime ECL and 12-month ECL are calculated on individual or collective bases according to the nature of the portfolio of financial instruments. The Bank’s policy to group the financial assets measured on a collective basis are explained in Note 45.1.1, sections “Customers analyzed on a collective basis” and “Customers analyzed on an individual basis”.

The Bank adopted a policy to assess, at the end of each reporting period, whether there was a significant increase in the credit risk of a financial instrument since initial recognition considering the change in risk that the default may occur during the remaining life of a financial instrument. This is further explained in Note 45.1.1, section “Definitions of significant increase in risk (SICR), impairment and default”.

According to the aforementioned process, the Bank groups its financial instruments into Stage 1, Stage 2 and Stage 3, also covering purchased or originated financial instruments that are credit impaired, as described below:

•	Stage 1: When financial instruments are recognized for the first time, the Bank recognizes a loss allowance according to 12-month ECL. Stage 1-financial instruments also include credit lines in which credit risk improved within the parameters established by the Bank and the financial instrument was reclassified to another stage.

•	Stage 2: When a financial instrument shows a SICR since initial recognition, the Bank books a loss allowance for lifetime ECL. Stage 2-financial instruments also include credit lines in which credit risk improved within the parameters established by the Bank and the financial instrument was reclassified to Stage 3.

•	Stage 3: Financial instruments which credit value is impaired (as described in Note 45.1.1, section “Definitions of significant increase in risk (SICR), impairment and default”.) The Bank books a loss allowance for lifetime ECL.

20

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2023

(Translation of Financial Statements originally issued in Spanish – See Note 48)

(Figures stated in thousands of pesos in constant currency)

•	Purchased or originated financial instruments that are credit impaired: financial instruments that are credit impaired upon initial recognition. Purchased or originated financial instruments that are credit impaired are booked at fair value upon initial recognition and interest income is recognized subsequently at a credit-adjusted effective interest rate. The loss allowance of ECL is only recognized or reversed provided that there is a subsequent change in ECL. The Bank did not purchase or generate credit-impaired financial instruments.

The Bank reduces the carrying amount of the financial instruments which amount owed it does not expect to recover in part or in full. This is considered a derecognition of the financial instrument.

3.2.4.2	The calculation of ECL

The key parameters to calculating ECL are as follows:

•	Probability of default (PD): It is an estimate of the probability of default during a certain time horizon. A default may occur only at a certain time during the period assessed if the credit line was not derecognized before and is still part of the portfolio. The concept of probability of default is explained in Note 45.1.1, section “Probability of default (PD)”.

•	Exposure at default (EAD): It is an estimate of the exposure to a future default date considering the expected changes in exposure after reporting date, including the settlement of principal and interest, whether they are scheduled by the agreement or otherwise, the expected disbursements on committed credit lines and interest accrued on late payments. The exposure at default is explained in Note 45.1.1 section, “Exposure at default (EAD)”.

•	Loss given default (LGD): It is an estimate of the loss arising in the event of default in a certain term. It is based on the difference between contractual cash flows and cash flows expected by the lender, including the performance of a guarantee or credit improvements related to the loan. In general, it is expressed as a percentage of the exposure at default. Further information of LGD is included in Note 45.1.1, section “Loss given default (LGD)”.

For overdrafts which include both a loan and an unused loan commitment, ECL are calculated and disclosed with the loan. For loan commitments (including credit cards) and financial guarantee contracts, ECL are recognized in “Provisions”.

The method for calculating ECL is summarized below:

•	Stage 1: 12-month ECL are calculated as a portion of lifetime ECL, accounting for the ECL of financial instruments from default within the 12 months subsequent to year-end. The Bank calculates the allocation of 12-month ECL based on the expectation of default within 12 months after year-end. These expected 12-month probabilities of default are applied to an EAD and multiplied by the expected LGD and discounted to the original effective interest rate.

•	Stage 2: When a financial instrument shows a significant increase in credit risk since initial recognition, the Bank books a loss allowance for lifetime ECL. The method is similar to the one explained above, including the use of different scenarios, but PD is estimated over the remaining life of the instrument. Expected cash shortfalls are discounted to the original effective interest rate.

•	Stage 3: For financial instruments considered credit-impaired, the Bank recognizes the ECL for the remaining life of these financial instruments. The method is similar to those used by Stage 2-financial instruments, with a PD set at 100%.

•	Loan commitments and credit cards: Upon estimating the lifetime ECL for loan commitments, the ECL are the present value of the difference between the cash flows owed to the bank and the expected cash flows if the loan is withdrawn during the 12 months or expected lifetime. The cash flows are discounted at the original effective interest rate of each transaction.

21

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2023

(Translation of Financial Statements originally issued in Spanish – See Note 48)

(Figures stated in thousands of pesos in constant currency)

•	Guarantees and other commitments: The Bank’s liability under each guarantee is measured at the higher of the amount initially recognized less cumulative amortization recognized in the statement of income and the ECL provision. To such end, the Bank estimates the ECL based on the present value of the payments expected to be disbursed to the guarantee holder should the debtor fail to pay the debt. Cash flows are discounted by the risk-adjusted interest rate relevant to the disclosure. The ECL related to financial guarantee contracts are recognized in “Provisions”.

In all these scenarios, the ECL are adjusted on a forward-looking base, weighing the three probable macroeconomic scenarios, as explained in section 3.2.4.3 “Prospective information”.

3.2.4.3	Prospective information

To determine a loss allowance in the calculation of ECL, the impact of the main macroeconomic variables should be analyzed to adjust historical information to the current conditions and short-term prospects. To such end, different and probable macroeconomic scenarios (base case, favorable and downside) should be weighed upon using relevant variables in assessing credit risk (such as GDP growth, interest rate and CPI).

The inputs and models used for calculating ECL may not always capture all market characteristics as of the date of these consolidated Financial Statements. Consequently, the Bank may consider certain qualitative temporary adjustments to ensure that they are taken into account if they are material. Further information is included in Note 45.1.2 “Prospective information used in ECL models”.

3.2.4.4	Debt instruments measured at fair value through other comprehensive income

The ECL of the debt instruments measured at fair value through other comprehensive income does not reduce the carrying amount of these financial instruments in the statement of financial position, which remains at fair value. Instead, an amount equal to the correction of value from these assets measured at amortized cost is recognized in “Other comprehensive income” as a cumulative impairment amount with the related charge to income. Cumulative loss recognized in “Other comprehensive income” is reclassified to the statement of income when the assets are derecognized.

3.2.4.5	Credit cards and other revolving credit lines

In the case of credit cards and other revolving lines of credit, the Bank does not limit its exposure to expected losses to the contractual notice period, but rather calculates ECL over a period that reflects the Bank’s expectations of customer behaviors, their unused credit commitments, the probability of default and the Bank’s future risk mitigation expectations, which may include reducing or settling the lines of credit.

The interest rate used to discount the ECL for credit cards is based on the average effective interest rate that is expected to be charged over the expected period of exposure to these lines of credit. This estimate considers that some of these lines of credit may be settled every month fully and consequently no interest would be charged.

3.2.4.6	Applications

Financial instruments are settled in part or in full after the first month in which the Bank has no reasonable expectations of recovering the financial instrument or part of the instrument. Should the amount to be settled be higher than the loss allowance for accumulated losses, the difference is considered an addition to the loss allowance that is then applied against the gross carrying amount. Any subsequent recovery is disclosed in the statement of income for the year of recovery in “Other operating income”.

22

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2023

(Translation of Financial Statements originally issued in Spanish – See Note 48)

(Figures stated in thousands of pesos in constant currency)

3.2.4.7	Forborne and modified loans

The Bank considers a loan forborne when such modification is a result of the borrower’s present or expected financial difficulties. The renegotiation may include the extension of the payment terms and the agreement of new loan conditions. Once the conditions are renegotiated, the impairment is measured using the original effective interest rate as calculated before the conditions were amended. The Bank monitors forborne loans to ensure the continuity of future payments. Derecognition decisions and the classification between Stages 2 and 3 are determined on a case-by-case basis for the commercial portfolio and collectively for the consumer portfolio. Should these procedures identify a loss related to a loan, it is disclosed and managed as an impaired Stage 3 forborne asset until it is collected or derecognized.

When the loan is renegotiated or modified but is not derecognized, the Bank also considers whether the assets should be classified in Stage 3. Once an asset is classified as renegotiated, it will continue in Stage 2 until it is collected in full or impaired (Stage 3).

If the modifications are substantial, the loan is derecognized and a new loan with different conditions is recognized.

3.2.4.8	Valuation of collaterals

To mitigate the risks of its financial instruments, the Bank seeks to use, when possible, collaterals. Collateral comes in various forms, such as cash, securities, letters of credit, real estate, receivables, other non-financial assets and credit enhancements, such as netting arrangements. Collateral, except for attached assets, is not recorded in the Bank’s statement of financial position. However, the fair value of collateral affects the calculation of ECL in certain products and customers assessed on an individual basis. The assessment is usually made at least at the beginning date and it is reassessed on a regular basis.

Whenever possible, the Bank uses active market data to assess the financial instruments maintained as collateral. Other financial instruments that do not have readily determinable market values are valued using internal methods. Non-financial collateral, such as real estate, is valued based on data provided by third parties, such as mortgage brokers.

3.2.5	Collateral repossessed

The Bank’s policy is to determine whether an attached asset can be best used internally or should be sold. Assets determined to be useful internally are transferred to their relevant asset category at the lower of their attached value or the carrying value of the original secured asset.

The assets for which selling is determined to be a better option are transferred to assets held for sale at their fair value (if financial assets) and fair value less cost of sales for non-financial assets at attachment date according to the Bank’s policy.

During the normal course of business, the Bank does not include in its portfolio the properties and other attached assets but rather uses external agents to recover the funds, generally through auctions, to settle the outstanding payable. Any surplus fund is reimbursed to the customer/debtor. Hence, residential properties under attachment proceedings are not booked in the balance sheet.

3.2.6	Financial liabilities

After initial recognition, certain financial liabilities were measured at amortized cost using the effective interest method, except for derivatives that were measured at fair value through profit or loss. Interests were allocated in the statement of income as “Interest expense”.

Within other financial liabilities the Bank included guarantees granted and eventual liabilities, which must be disclosed in the notes to the Financial Statements, when the documents supporting such credit facilities are issued and are initially recognized at fair value of the commission received, in the statement of financial position. After initial recognition, the liability for each guarantee was recognized at the higher of the amount of the loss allowance and the amount initially recognized less, when appropriate, the cumulative amount of income recognized in accordance with the principles under IFRS 15 “Revenue from contracts with customers”. The commission received has been recognized as “Commissions income” in the statement of income, based on the amortization thereof following the straight-line method over the effective term of the financial guarantee granted.

23

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2023

(Translation of Financial Statements originally issued in Spanish – See Note 48)

(Figures stated in thousands of pesos in constant currency)

3.2.7	Derivative financial instruments

Receivables and payables from forward transactions without delivery of underlying assets

It includes forward purchase and sale transactions of foreign currency without delivery of the traded underlying asset. Such transactions were measured at the fair value of the contracts and were performed by the Bank for intermediation purposes on its own account. The originated income was allocated in the consolidated statement of income as “Net gain from measurement of financial instruments at fair value through profit or loss”.

Derecognition of financial assets and liabilities

A financial asset (or, if applicable, a part of a financial asset or a part of a group of similar financial assets) shall be derecognized when: (i) the contractual rights to the cash flows from the financial asset expire, or (ii) the Bank transfers the contractual rights to receive the cash flows of the financial asset or retains the contractual rights to receive the cash flows of the financial asset, but assumes a contractual obligation to pay the cash flows received immediately to a third party pursuant to a transfer agreement.

A transfer shall qualify for derecognition of the financial asset only if (i) the Bank has transferred substantially all the risks and rewards of ownership of the financial asset, or (ii) it has neither transferred nor retained substantially all the risks and rewards of ownership of the financial asset, but has transferred the control of the financial asset, considering that the control is transferred if, and only if, the transferee has the practical ability to sell the asset in its entirety to an unrelated third party and is able to exercise that ability unilaterally and without needing to impose additional restrictions on the transfer.

If the Bank neither transfers nor retains substantially all the risks and rewards of ownership of a transferred asset, and has retained the control over it, the Bank shall continue to recognize such transferred asset to the extent to which it is exposed to changes in the value of the transferred asset.

The Bank derecognizes a loan when the terms and conditions have been renegotiated and if, substantially, it becomes a new loan, recognizing the difference for derecognition in profit or loss. If the modification does not generate substantially different cash flows, the modification does not result in derecognition of the loan. The Bank recalculates the gross carrying amount of the assets as present value of modified contractual cash flows, using for the discount the original EIR and recognizes profit or loss from modification as explained in Note 3.2.4.7 “Forborne and modified loans”.

On the other hand, a financial liability is derecognized when the obligation specified in the relevant contract is discharged, cancelled or expires. When there is an exchange between an existing borrower and lender of debt instruments with substantially different terms, or the terms are substantially modified, such exchange or modification shall be accounted for as an extinguishment of the original financial liability and the recognition of a new financial liability, recognizing the difference between the carrying amount of a financial liability extinguished or transferred to another party and the consideration paid, in the statement of income as “Other operating income”.

3.3	Leases

The Bank assesses at contract inception whether a contract is, or contains, a lease. That is, if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

3.3.1	The Bank as a lessee

The Bank applies a single recognition and measurement approach for all leases, except for short-term leases and leases of low-value assets, which payments are recognized as rent expense on a straight-line basis. The Bank recognizes lease liabilities to make lease payments and right-of-use assets representing the right to use the underlying assets.

•	Right-of-use assets

The Bank recognizes right-of-use assets at the commencement date of the lease. Right-of-use assets are measured at cost, less any accumulated depreciation and impairment losses, and adjusted for any remeasurement of lease liabilities. The cost of right-of-use assets includes the amount of lease liabilities recognized, initial direct costs incurred, and lease payments made at or before the commencement date less any lease incentives received. The right of use assets are depreciated on a straight-line basis over the shorter of its estimated useful life and the lease term.

24

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2023

(Translation of Financial Statements originally issued in Spanish – See Note 48)

(Figures stated in thousands of pesos in constant currency)

The right-of-use assets are also subject to impairment, as explained in section 3.10 of this note.

•	Lease liabilities

At the commencement date of the lease, the Bank recognizes lease liabilities measured at the present value of lease payments to be made over the lease term. The lease payments include fixed payments less any lease incentives receivable, variable lease payments that depend on an index or a rate, and amounts expected to be paid under residual value guarantees. The lease payments also include the exercise price of a purchase option reasonably certain to be exercised by the Bank and payments of penalties for terminating a lease, if the lease term reflects the Bank exercising the option to terminate. Variable lease payments that do not depend on an index or a rate are recognized as expense in the period on which the event or condition that triggers the payment occurs.

In calculating the present value of lease payments, the Bank uses the incremental borrowing rate at the lease commencement date if the interest rate implicit in the lease is not readily determinable. After the commencement date, the amount of lease liabilities is increased to reflect the accretion of interest and reduced for the lease payments made. In addition, the carrying amount of lease liabilities is remeasured if there is a modification, a change in the lease term, a change in the in-substance fixed lease payments or a change in the assessment to purchase the underlying asset.

3.3.2	The Bank as a lessor

The Bank grants loans through financial leases, recognizing the current value of lease payments as a financial asset, which is registered in the statement of financial position in the item “loans and other financing”. The difference between the total lease receivables and the current value of financing is recognized as interest to be accrued. This income is recognized during the term of the lease using the EIR method, which reflects a constant rate of return and is recognized in the statement of income as “Interest income”. Losses originated for impairment are included in the statement of income as “Credit loss expense on financial assets” and changes in this accounting item are disclosed in exhibit R “Loss allowance– Allowance for uncollectibility risk”.

3.4	Business combinations

Business combinations are accounted for using the acquisition method. The cost of an acquisition is measured as the aggregate of the consideration transferred, which is measured at acquisition date fair value, and the amount of any non-controlling interests in the acquired company, measured under IFRS.

The Bank determines that it has acquired a business when the acquired set of activities and assets include an input and a substantive process that together significantly contribute to the ability to create outputs. The acquired process is considered substantive if it is critical to the ability to continue producing outputs, and the inputs acquired include an organized workforce with the necessary skills, knowledge, or experience to perform that process or it significantly contributes to the ability to continue producing outputs and is considered unique or scarce or cannot be replaced without significant cost, effort, or delay in the ability to continue producing outputs.

When the Bank acquires a business, it assesses the financial assets and liabilities assumed for appropriate classification and designation in accordance with the contractual terms, economic circumstances and pertinent conditions as of the acquisition date.

Any contingent consideration to be transferred by the acquirer will be recognized at fair value at the acquisition date. Contingent consideration classified as equity is not remeasured and its subsequent settlement is accounted for within equity. Contingent consideration classified as an asset or liability that is a financial instrument and within the scope of IFRS 9, is measured at fair value with the changes in fair value recognized in the statement of profit or loss. Other contingent consideration that is not within the scope of IFRS 9 is measured at fair value at each reporting date with changes in fair value recognized in profit or loss.

Goodwill is initially measured at cost (being the excess of the aggregate of the consideration transferred and the amount recognized for non-controlling interests and any previous interest held over the net identifiable assets acquired and liabilities assumed). If the fair value of the net assets acquired is in excess of the aggregate consideration transferred, the Group re-assesses whether it has correctly identified all of the assets acquired and all of the liabilities assumed and reviews the procedures used to measure the amounts to be recognized at the acquisition date. If the reassessment still results in an excess of the fair value of net assets acquired over the aggregate consideration transferred, then the gain is recognized in profit or loss. See additionally Note 13.

25

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2023

(Translation of Financial Statements originally issued in Spanish – See Note 48)

(Figures stated in thousands of pesos in constant currency)

After initial recognition, goodwill is measured at cost less any accumulated impairment losses as explained in section 3.10.

3.5	Investments in associates and joint arrangements

An associate is an entity over which the Bank has significant influence, i.e. the power to participate in the financial and operating policy decisions of such controlled entity, but without having the control thereof.

A joint arrangement is an arrangement of which the Bank and other party or parties have joint control. Under IFRS 11 “Joint Arrangements”, investments in these arrangements are classified as joint ventures or joint operations depending on the contractual rights and obligations of each investor, regardless of the legal structure of the arrangement. A joint venture is an arrangement pursuant to which the parties having joint control of the arrangement have rights to the net assets of such arrangement. A joint operation is an arrangement pursuant to which the parties having joint control of the arrangement have rights to the assets and obligations for the liabilities, relating to the arrangement. The Bank has assessed the nature of its joint arrangements and determined that they are joint ventures.

These investments are accounted for using the equity method from the date on which they become an associate or a joint venture. On acquisition of the investment, any difference between the cost of the investment and the Entity’s share of the net fair value of the investee’s identifiable assets and liabilities are accounted: (i) as a goodwill, which is included in the carrying amount of the investment and is under impairment as explained in section 3.10; or (ii) any excess of the Entity´s share of the net fair value of the investee’s identifiable assets and liabilities over the cost of the investment is included as income. The Bank’s share in the profit or loss after the acquisition of its associates was accounted in the statement of income, and its share in other comprehensive income after the acquisition was accounted for in the consolidated statement of other comprehensive income. See also Note 14.

3.6	Property, plant and equipment

The Bank chose the cost model for all kinds of assets accounted for in this accounting item. These assets were carried at their cost less any accumulated depreciation and any accumulated impairment losses, if applicable. The historical cost of acquisition includes all expenses directly attributable to the acquisition of the assets. Maintenance and repair costs were accounted for in the statement of income as incurred. Any replacement and significant improvement of an item of property, plant and equipment is recognized as an asset only when it is likely to produce any future economic benefits exceeding the return originally assessed for such asset.

Depreciation of the items of property, plant and equipment was assessed in proportion to the estimated months of useful life, depreciating completely the acquisition month of the assets and not the derecognition date. In addition, at least at each financial year-end, the Bank reviews if expectations regarding the useful life of each item of property, plant and equipment differ from previous estimates, in order to detect any material changes in useful life which, if confirmed, shall be adjusted applying the relevant correction to the depreciation of property, plant and equipment accounting item. Depreciation charges are recorded in the related statement of income as “Depreciation and amortization of fixed assets”.

The residual value of the assets, as a whole, does not exceed their recoverable amount.

3.7	Intangible Assets

Intangible assets acquired separately were initially measured at cost. After initial recognition, they were accounted for at cost less any accumulated depreciation (for those to which finite useful lives have been allocated) and any accumulated impairment losses, if applicable.

For internally generated intangible assets, only disbursements related to development are capitalized while the other disbursements are not capitalized and are recognized in the statement of income for the period in which such expenditure is incurred.

Useful lives of intangible assets may be finite or indefinite.

Intangible assets with finite useful lives are amortized over their economic useful lives and are reviewed in order to determine whether they had any impairment loss to the extent there is any evidence that indicates that the intangible asset may be impaired. The period and method of amortization for an intangible asset with a finite useful life are reviewed at least at the financial year-end of each reporting period. Depreciation charges of intangible assets with finite useful lives are accounted for in the statement of income as “Depreciation and amortization of fixed assets”.

26

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2023

(Translation of Financial Statements originally issued in Spanish – See Note 48)

(Figures stated in thousands of pesos in constant currency)

Intangible assets with indefinite useful lives are not amortized and are subject to annual tests in order to determine whether they are impaired, either individually or as part of the cash-generating unit to which such intangible assets were allocated. The Bank has no intangible assets with indefinite useful lives.

The gain or loss arising from the derecognition of an intangible asset shall be determined as the difference between the net disposal proceeds, if any, and the carrying amount of the asset, and it shall be recognized in the Statement of income when the asset is derecognized.

Development expenditure incurred in a specific project shall be recognized as intangible asset when the Bank can demonstrate all of the following:

-	the technical feasibility of completing the intangible asset so that it will be available for use or sale,
-	its intention to complete the intangible asset and use or sell it,
-	how the intangible asset will generate probable future economic benefits,
-	the availability of adequate resources to complete the development, and
-	its ability to measure reliably the expenditure attributable to the intangible asset during its development.

After initial recognition of the development expenditure as an asset, such asset shall be carried at its cost less any accumulated amortization and any applicable accumulated impairment losses. Amortization shall begin when the development phase has been completed and the asset is available for use. The asset amortizes over the period in which the asset is expected to generate future benefits. Amortization is accounted for in the statement of income as “Depreciation and amortization of fixed assets”. During the development phase, the asset is subject to annual tests to determine whether there is any impairment loss.

3.8	Investment Property

The Bank included certain real properties that holds for undetermined future use, which were recognized pursuant to IAS 40 “Investment Property”.

For this kind of property, the Bank chose the cost model as described in Note 3.6 Property, plant and equipment.

An investment property is derecognized on disposal or when the investment property is permanently withdrawn from use and no future economic benefits are expected from its disposal. The difference between the net disposal proceeds and the carrying amount of the asset is recognized in the statement of income in the period of the retirement or disposal as “Other operating income”.

An entity shall transfer a property to, or from, investment property when, and only when, there is a change in use. For a transfer from investment property to an item of property, plant and equipment, the property’s deemed cost for subsequent accounting is its fair value on the date of change in use. If an item of property, plant and equipment becomes an investment property, the Bank recognizes the asset up to the date of change in use in accordance with the policy established for property, plant and equipment.

3.9	Non-current Assets Held for Sale

The Bank reclassifies in this category non-current assets of which the carrying amount will be recovered principally through a sale transaction rather than through continuing use. The asset (or disposal group) must be available for immediate sale in its present condition subject only to terms that are usual and customary for sales of such assets (or disposal groups) and its sale must be highly probable.

Non-current assets classified as held for sale are measured, when they are reclassified to this category, at the lower of carrying amount and fair value less costs to sell and are disclosed in a separate item in the statement of financial position. Once these assets are classified as held for sale, depreciation and amortization ceased.

Profit or loss generated in the sale of assets held for sale is recorded in the statement of income as “Other operating income”.

3.10	Impairment of Non-financial Assets

The Bank evaluates, at least at each fiscal year-end, whether there are any events or changes in the circumstances that may indicate the impairment of non-financial assets or whether there is any evidence that a non-financial asset may be impaired.

27

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2023

(Translation of Financial Statements originally issued in Spanish – See Note 48)

(Figures stated in thousands of pesos in constant currency)

When there is any evidence or when an annual impairment test is required for an asset, the Bank shall estimate the recoverable amount of such asset. If the carrying amount of an asset exceeds its recoverable amount, such asset is deemed impaired and its carrying amount shall be reduced to its recoverable amount. As of the date of issuance of these consolidated Financial Statements, there is no evidence of impairment of non-financial assets.

3.11	Provisions

The Bank recognizes a provision if and only if the following circumstances are met: (a) the Bank has a present obligation as a result of a past event; (b) it is probable (i.e. it is more likely than not) that an outflow of resources embodying economic benefits will be required to settle the obligation; and (c) a reliable estimate can be made of the amount of the obligation.

In order to determine the amount of provisions, the risks and uncertainties were considered taking into account the opinion of independent and internal legal advisors of the Bank. Where the effect of the time value of money is material, the provisions shall be discounted using a pre-tax rate that reflects, if applicable, current risks specific to the liability. When the discount is recognized, the effect of the provision derived from the lapse of time is accounted for as “Interest expense” in the statement of income. Based on the analysis carried out, the Bank recognized as provision the amount of the best estimate of the expenditure required to settle the present obligation at the end of each fiscal year.

The provisions accounted for by the Bank are reviewed at the end of each reporting period or fiscal year, as applicable, and adjusted to reflect the current best available estimate.

In addition, provisions are recognized with specific allocation to be used only for the expenditures for which they were originally recognized.

In the event: a) the obligation is possible; or b) it is not probable that an outflow of resources will be required for the Bank to settle the obligation; or c) the amount of the obligation cannot be estimated reliably, the contingent liability shall not be recognized and shall be disclosed in notes. Nevertheless, when the possibility of an outflow of resources is remote, no disclosures shall be made.

3.12	Recognition of income and expenses

3.12.1	Revenue from interest income and interest expense

Revenue from interest received and expenses for interest paid were recognized according to their accrual period, applying the effective interest method, which is explained in section “Financial assets at amortized cost – Effective interest method”.

Revenue from interest received includes the return on fixed income investments and negotiable instruments, as well as the discount and premium on financial instruments.

Bond coupons were recognized at the time they were declared.

3.12.2	Loan commissions

Commission charges and direct incremental costs related with the granting of financing facilities were deferred and recognized adjusting the EIR thereof.

3.12.3	Service commissions

These revenues are recognized when (or to the extent) the Bank satisfies each performance obligation by transferring promised services for an amount that reflects the consideration to which the Bank expects to be entitled in exchange for such services.

At each contract inception, the Bank assesses the services promised in a contract and identifies as a performance obligation each promise to transfer a distinct service or a series of distinct services that are substantially the same and that have the same pattern of transfer.

3.12.4	Non-financial revenue and expenses

These items are recognized according to the recognition criteria established in the Conceptual Framework, e.g. revenues should be accrued.

28

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2023

(Translation of Financial Statements originally issued in Spanish – See Note 48)

(Figures stated in thousands of pesos in constant currency)

3.13	Customer Loyalty Program

The loyalty program offered by the Bank consists in accumulating points generated by purchases made with the credit cards, which can be exchanged by any reward (including, among other offers, products, benefits and awards) available in the program platform.

The Bank concluded that the rewards to be granted originate a separate performance obligation. Therefore, at the end of each fiscal year, the Bank recognized a provision for the rewards to be granted in “Other financial liabilities”.

Based on the variables that the Bank takes into account in order to estimate the fair value of the points granted to customers (and the relation thereof with the exchange of the reward), it is worth mentioning that such estimates are subject to a significant level of uncertainty (and variation) that should be considered. These considerations are described in detail in the section “Accounting judgments, estimates and assumptions” of this note.

3.14	Income Tax (see Note 25)

Tax expense (tax income) comprises current tax expense (current tax income) and deferred tax expense (deferred tax income). This tax is accounted in the consolidated statement of income, except in the case of accounting items that are to be recognized directly in the statements of other comprehensive income. In this case, each accounting item is presented before assessing their impact on Income Tax, which is accounted for in the relevant accounting item.

-	Current income tax: the consolidated current income tax expense is the sum of the income tax expenses of the different entities that compose the Group (see Note 1), which were assessed, in each case, by applying the tax rate to taxable income, in accordance with Income Tax Law, or equivalent rule or provision, of the countries in which any subsidiary operates.

-	Deferred income tax: it is assessed based on the separate Financial Statements of the Bank and of each of its subsidiaries and reflects the effects of temporary differences between the carrying amount of an asset or liability in the statement of financial position and its tax base. Assets and liabilities are measured using the tax rate that is expected to be applied to taxable income in the years in which these differences are expected to be settled or recovered. The measurement of deferred tax liabilities and deferred tax assets reflects the tax consequences that will follow from the manner in which the Bank and its subsidiaries expect, at the end of the reporting period, to recover or settle the carrying amount of their assets and liabilities. Deferred tax assets and liabilities are measured by their nominal figures, without discount, the tax rates that are expected to be applied in the fiscal year in which the asset shall be realized or the liability shall be settled. Deferred tax assets are recognized when it is probable that taxable profit will be available against which the deductible temporary difference can be utilized.

3.15	Earnings per share

Basic earnings per share shall be calculated by dividing Net profit attributable to parent’s shareholders of the Bank by the weighted average number of ordinary shares outstanding during the fiscal year. See also Note 34.

3.16	Fiduciary activities and investment management

The Bank renders custody, administration, investment management and advisory services to third parties that originate the holding or placement of assets in the name of such third parties. These assets and income on them are not included in these consolidated Financial Statements, since they are not owned by the Bank. The commissions derived from these activities are accounted for as “Commissions income” in the statement of income. See also Notes 37, 38.3 and 42.

Accounting judgments, estimates and assumptions

The preparation of these consolidated Financial Statements requires the Bank’s Management to consider significant accounting judgments, estimates and assumptions that impact on the reported assets and liabilities, income, revenues and expenses, as well as the assessment and disclosure of contingent assets and liabilities, as of the end of the fiscal year. The Bank’s reported amounts are based on the best estimate regarding the probability of occurrence of different future events and, therefore, the uncertainties associated with the estimates and assumptions made by the Bank’s Management may drive in the future to final amounts that may differ from those estimates and may require material adjustments to the reported amounts of the affected assets and liabilities.

29

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2023

(Translation of Financial Statements originally issued in Spanish – See Note 48)

(Figures stated in thousands of pesos in constant currency)

In certain cases, the Financial Statements prepared in accordance with the accounting framework established by BCRA, require that the assets and liabilities to be recognized and/or presented at their fair value. The fair value is the amount at which an asset can be exchanged, or at which a liability can be settled, in mutual independent terms and conditions between participants of the principal market (or most advantageous market) duly informed and willing to transact in an orderly and current transaction. When prices in active markets are available, the Bank has used them as basis for valuation. When prices in active markets are not available, the Bank estimates those values as values based on the best available information, including the use of models and other assessment techniques. See additionally Note 12.

In estimating accrued taxes, the Bank assesses the relative risks of the appropriate tax treatment considering judicial and regulatory guidance in the context of the tax position. Because of the complexity of tax laws and regulations, interpretation can be difficult and subject to legal judgment. It is possible that others, given the same information, may reach different reasonable conclusions regarding the estimated amounts of accrued taxes (for additional information regarding income tax see Note 25).

In the normal course of business, the Bank is a party to lawsuits of various types. In Note 43, contingent liabilities are disclosed with respect to existing or potential claims, lawsuits and other legal proceedings, and is booked an accrual for litigation when it is probable that future costs will be incurred and these costs can be reasonably estimated.

The measurement of impairment losses under IFRS 9 across all categories of financial instruments, taking into account the temporary exceptions established by Central Bank Communiqué “A” 6847, requires judgment, in particular, the estimation of the amount and timing of future cash flows and collateral values when determining impairment losses and the assessment of a significant increase in credit risk. These estimates are driven by a number of factors, changes that can result in different levels of allowances (for additional information regarding impairment losses under IFRS 9, see Notes 3.2.4 and 45.1).

New standards adopted in the fiscal year

For the fiscal year beginning on January 1, 2023, the following amendments to IFRS are effective and they did not have a material impact on these consolidated Financial Statements:

Amendments to IAS 1 “Presentation of Financial Statements” and IFRS Practice Statement 2 – Disclosures to accounting policies:

The amendments require that an entity discloses its material accounting policies, instead of its significant accounting policies. They also explain how an entity can identify material accounting policy information and give examples of when accounting policy information is likely to be material. Therefore, a guidance with explanations and examples denominated “four-step materiality process” was as described in the Practice Statement 2.

This amendment did not have a material impact on the disclosures of these consolidated Financial Statements or the annual consolidated Financial Statements.

Amendments to IAS 8 “Accounting policies, changes in accounting estimates and Errors” – Definition of Accounting Estimates:

The amendments clarify the distinction between changes in accounting estimates and changes in accounting policies and the correction of errors. Also, they clarify how entities use measurement techniques and inputs to develop accounting estimates. The amended standard clarifies that the effects on an accounting estimate of a change in an input or a change in a measurement technique are changes in accounting estimates if they do not result from the correction of prior period errors. The previous definition of a change in accounting estimate specified that changes in accounting estimates may result from new information or new developments. Therefore, such changes are not corrections of errors.

This amendment would be applicable if the Bank performs a change in an accounting estimate, but it is not expected to have a material impact on the Financial Statements.

Amendments to IAS 12 “Income Tax” – Deferred Tax related to Assets and Liabilities arising from a Single Transaction:

The IASB issued amendments to IAS 12, which narrow the scope of the initial recognition exception under IAS 12, so that it no longer applies to transactions that give rise to equal taxable and deductible temporary differences. The amendments clarify that where payments that settle a liability are deductible for tax purposes, it is a matter of professional judgment (having considered the applicable tax law) whether such deductions are attributable for tax purposes to the liability recognized in the Financial Statements (and interest expense) or to the related asset component (and interest expense). Professional judgment is important in determining whether any temporary differences exist on initial recognition of the asset and liability.

This amendment did not have a material impact on the Financial Statements.

30

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2023

(Translation of Financial Statements originally issued in Spanish – See Note 48)

(Figures stated in thousands of pesos in constant currency)

New pronouncements

Pursuant to Communiqué “A” 6114 of the BCRA, as new IFRS are approved and existing IFRS are amended or revoked and, once these changes are approved through the notices of approval issued by the FACPCE, the BCRA shall issue a statement on the approval thereof for financial entities. Generally, financial institutions shall not apply any IFRS in advance, except as specifically authorized at the time of the adoption thereof.

The new and amended standards and interpretations that are issued, but not yet effective, up to the date of issuance of these consolidated Financial Statements are disclosed below. The Bank intends to adopt these standards, if applicable, when they become effective.

a)	Amendments to IFRS 16 “Leases” – Sale and Leaseback: the amendment to IFRS 16 specifies the requirements that a seller-lessee uses in measuring the lease liability arising in a sale and leaseback transaction, to ensure the seller-lessee does not recognize any amount of the gain or loss that relates to the right of use it retains. The amendment does not prescribe specific measurement requirements for lease liabilities arising from a leaseback. The initial measurement of the lease liability arising from a leaseback may result in a seller-lessee determining ‘lease payments’ that are different from the general definition of lease payments. The seller lessee will need to develop and apply an accounting policy that results in information that is relevant and reliable in accordance with IAS 8. This amendment is applicable as of January 1, 2024. The Bank does not expect this standard to have a material impact on the Financial Statements.

b)	Amendments to IAS 7 “Statement of Cash Flows” and IFRS 7 ”Financial Instruments: Disclosures” – Supplier Finance Arrangement: the amendments specify disclosure requirements to enhance the current requirements, which are intended to assist users of Financial Statements in understanding the effects of supplier finance arrangements on an entity’s liabilities, cash flows and exposure to liquidity risk. This amendment is applicable as of January 1, 2024. The Bank does not expect this standard to have a material impact on the Financial Statements.

c)	Amendments to IAS 21 “Lack of Exchangeability”: the amendments to this standard will allow an entity to evaluate whether a currency is exchangeable and how to determine a spot exchange rate when exchangeability is lacking. This amendment is applicable as of January 1, 2025. The Bank is evaluating the effects that this amendment would cause in these consolidated Financial Statements.

4.	CONTINGENT TRANSACTIONS

In order to meet specific financial needs of customers, the Bank’s credit policy also includes, among others, the granting of guarantees, securities, bonds, letters of credit and documentary credits. The Bank is also exposed to overdrafts and unused agreed credits on credit cards of the Bank. Since they imply a contingent obligation for the Bank, they expose the Bank to credit risks other than those recognized in the Statement of financial position and, therefore, they are an integral part of the total risk of the Bank.

As of December 31, 2023 and 2022, the Bank maintains the following maximum exposures to credit risk related to this type of transactions:

Composition	12/31/2023	12/31/2022
Undrawn commitments of credit cards and checking accounts	1,384,680,279	2,083,040,564
Guarantees granted (1)	185,041,419	22,448,824
Responsibilities for foreign trade operations	40,110,366
Overdraft and unused agreed commitments (1)	36,582,600	1,909,845
Subtotal	1,646,414,664	2,107,399,233
Less: Allowance for ECL	(2,107,219)	(2,169,785)
Total	1,644,307,445	2,105,229,448

(1)	Includes transactions not covered by BCRA debtor classification standard. The guarantees granted include an amount of 653,797 and 114,944, as of December 31, 2023 and 2022, respectively. The Overdraft and unused agreed commitments include an amount of 11,700 and 1,412,257, as of December 31, 2023 and 2022, respectively.

31

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2023

(Translation of Financial Statements originally issued in Spanish – See Note 48)

(Figures stated in thousands of pesos in constant currency)

Disclosures related to the allowance for ECL are detailed in item 9.5 of Note 9 “Loss allowance for expected credit losses on credit exposures not measured at fair value through profit or loss”.

Risks related to the contingent transactions described above have been evaluated and are controlled within the framework of the Bank’s credit risk policy, as described in Note 45.

5.	DERIVATIVE FINANCIAL INSTRUMENTS

The Bank performs derivative transactions for trading purposes through Futures and Forwards. These are contractual agreements to buy or sell a specific financial instrument at a given price and a fixed date in the future. Future contracts, in turn, correspond to transactions for standardized amounts, executed in a regulated market and subject to daily cash margin requirements. Forward contracts are customized contracts traded on an over-the-counter market. The main differences in risks associated with these types of contracts are the credit risk and the liquidity risk. In forward contracts there is counterparty risk since the Bank has credit exposure to counterparties of the agreements. The credit risk related to futures contracts is deemed very low because daily cash margin requirements help guarantee these contracts are always fulfilled. In addition, forward contracts are generally settled in gross terms and, therefore, they are deemed to have a higher settlement risk than future contracts that, unless they are chosen to be performed by delivery, are settled on a net basis. Both types of contracts expose the Bank to market risk.

At the beginning, derivatives often imply only a mutual exchange of promises with little or no investment. Nevertheless, these instruments frequently imply high levels of leverage and are quite volatile. A relatively small movement in the value of the underlying asset could have a significant impact in profit or loss. Furthermore, over-the-counter derivatives may expose the Bank to risks related to the absence of an exchange market in which to close an open position. The Bank’s exposure for derivative contracts is monitored on a regular basis as part of its general risk management framework. Information on the Bank’s credit risk management objectives and policies is included in Note 45.

Notional values indicate the amount of the underlying pending transactions at year end and are not indicative of either the market risk or the credit risk. The fair value of the derivative financial instruments recognized as assets or liabilities in the consolidated statement of financial position is presented as follows. Changes in fair values were accounted for in profit or loss, the breakdown of which is disclosed in exhibit Q “Breakdown of statement of income”.

		12/31/2023		12/31/2022
Derivative financial assets	Underlying notional value	Notional value (in thousand)	Fair value	Notional value (in thousand)	Fair value
Transactions of foreign currency contract without delivery of underlying asset	US dollars	113,653	13,143,270	62,971	133,591
Total derivatives held for trading		113,653	13,143,270	62,971	133,591

		12/31/2023		12/31/2022
Derivative financial liabilities	Underlying notional value	Notional value (in thousand)	Fair value	Notional value (in thousand)	Fair value
Transactions of foreign currency contract without delivery of underlying asset	US dollars	132,179	2,837,879	985	7,382
Total derivatives held for trading		132,179	2,837,879	985	7,382

32

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2023

(Translation of Financial Statements originally issued in Spanish – See Note 48)

(Figures stated in thousands of pesos in constant currency)

Derivatives held for trading are generally related to products offered by the Bank to its customers. The Bank shall also take positions expecting to benefit from favorable changes in prices, rates or indexes, i.e. take advantage of the high level of leverage of these contracts to obtain yields, assuming at the same time high market risk. Additionally, they may be held for arbitrage, i.e. to obtain a benefit free of risk for the combination of a derivative product and a portfolio of financial assets, trying to benefit from anomalous situations in the prices of assets in the markets.

6.	REPO TRANSACTIONS AND SECURITIES - GUARANTEED

As of December 31, 2023 and 2022, the Bank has agreed-upon repurchase, reverse repurchase and securities - guaranteed transactions of government and private securities, in absolute value, for 639,183,710 and 192,852,624, respectively. Maturity of the agreed-upon transactions as of December 2023 occurred during the month of January 2024. Furthermore, the securities received guarantee repurchase transactions as of December 31, 2023 and 2022, total 679,456,540 and 212,163,266, respectively, and were recognized as an off balance sheet transaction, while the amounts delivered that guarantee reverse repurchase and securities - guaranteed transactions as of December 31, 2023 amount to 5,219,037 and 25,228,862, respectively, and are recorded in the heading “Financial assets delivered in guarantee” of the financial statements.

Profit generated by the Bank as a result of its repurchase transactions arranged during the fiscal years ended on December 31, 2023 and 2022, total 196,918,446 and 41,369,973, respectively, and were accounted for in “Interest income” in the consolidated statement of income. In addition, losses generated by the Bank as a result of its reverse repurchase and securities - guaranteed transactions arranged during the fiscal years ended on December 31, 2023 and 2022 total 13,873,646 and 3,038,227, respectively, and were recognized as “Interest expense” in the consolidated statement of income.

7.	OTHER FINANCIAL ASSETS

The composition of the other financial assets as of December 31, 2023 and 2022 is as follows:

Composition	12/31/2023	12/31/2022
Sundry debtors (see Note 11)	103,795,538	82,226,448
Receivables from other spot sales pending settlement	69,689,064	31,906,396
Private securities	26,390,995	14,039,085
Receivables from spot sales of foreign currency pending settlement	1,413,273	49,842,133
Receivables from spot sales of government securities pending settlement	93,988	1,521,526
Other	593,807	1,191,593
Subtotal	201,976,665	180,727,181
Less: Allowances for ECL	(595,276)	(283,507)
Total	201,381,389	180,443,674

Disclosures related to allowance for ECL are detailed in item 9.4 of Note 9 “Loss allowance for expected credit losses on credit exposures not measured at fair value through profit or loss”.

33

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2023
(Translation of Financial Statements originally issued in Spanish – See Note 48)
(Figures stated in thousands of pesos in constant currency)

8.	LOANS AND OTHER FINANCING

The composition of loans and other financing as of December 31, 2023 and 2022 is as follows:

Composition	12/31/2023	12/31/2022
Non-financial public sector (1)	4,716,730	6,872,565
Other financial entities	9,965,075	2,887,593
Other financial entities	9,988,301	2,912,945
Less: allowance for ECL	(23,226)	(25,352)
Non-financial private sector and foreign residents	1,818,977,068	1,854,329,202
Overdrafts	287,899,182	153,368,437
Documents	338,338,841	254,649,736
Mortgage loans	165,128,338	192,779,725
Pledge loans	28,127,344	29,836,828
Personal loans	238,271,939	443,848,226
Credit cards	484,769,569	594,100,838
Financial leases	9,488,598	4,318,607
Other	320,577,811	215,663,576
Less: allowance for ECL	(53,624,554)	(34,236,771)
Total	1,833,658,873	1,864,089,360

(1)	As explained in Note 3, ECL is not calculated to public sector exposures.

9.	LOSS ALLOWANCE FOR EXPECTED CREDIT LOSSES ON CREDIT EXPOSURES NOT MEASURED AT FAIR VALUE THROUGH PROFIT OR LOSS

The Bank recognizes a loss allowance for expected credit losses on all credit exposures not measured at fair value through profit or loss, like debt instruments measured at amortized cost, debt instruments measured at fair value through other comprehensive income, loan commitments and financial guarantee contracts (not measured at fair value through profit or loss), contract assets and lease receivables.

Exhibit P discloses financial assets measured at fair value on a recurring basis and financial assets not recognized at fair value. This classification is made pursuant to the expressed in Note 3 “Basis for the preparation of these Financial Statements and applicable accounting standards”. Additionally, Note 12 explains the information related to the valuation process.

Moreover, considering the temporary exclusion established by BCRA mentioned in Note 3 “Applicable accounting standards” the Bank applies the impairment requirements for the recognition and measurement of a loss allowance for financial assets measured at amortized cost or at fair value through other comprehensive income, except for public sector exposures. In addition, the Bank applies the impairment requirements for guarantees granted, undrawn commitments of credit cards and checking accounts, letter of credits, which are not recognized in the consolidated statement of financial position.

For the purpose of assessing the Bank’s credit risk exposure and identifying material credit risk concentration, disclosures regarding credit risk of financial assets and items not recognized in the statement of financial position are as follows.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
 AS OF DECEMBER 31, 2023
(Translation of Financial Statements originally issued in Spanish – See Note 48)
(Figures stated in thousands of pesos in constant currency)

9.1	Loans and other financing measured at amortized cost

According to the nature of the information to be disclosed and the loan characteristics, the Bank groups them as follows:

Composition	12/31/2023	12/31/2022
Loans and other financing	1,887,306,653	1,898,351,483
Individual assessment	438,779,000	339,228,709
Collective assessment	1,448,527,653	1,559,122,774
Less: Allowance for ECL (1)	(53,647,780)	(34,262,123)
Total	1,833,658,873	1,864,089,360

(1)	As explained in Note 3, ECL is not calculated to public sector exposures.

As explained in Note 45.1.3 “Additional Forward-looking allowances based on expert credit judgment”, section “Adjustment for expectations of increased risk due to the change in economic policy” as of December 31, 2023, the Entity resolved to carry out an adjustment with a prospective vision as a consequence of estimating an incremental effect in the forecasts determined by ECL for the purposes of covering a scenario of uncertainty regarding the impacts that could originate from the change in the economic policy regime, the implementation of a program to adjust imbalances macroeconomics and an inflation stabilization plan. As of December 31, 2023, said adjustment was estimated at 10,978,134, and as of December 31, 2022, it was 4,714,712, as explained in the section "Adjustment for uncertainty about conditions of accessing loans to MIPYMES" of the aforementioned note.

The following table shows the credit quality and the carrying amount of credit risk, based on the Bank’s credit risk rating system, the probability of default (PD) and the year-end stage classification, taking into account what was mentioned in the previous paragraph. The amounts are presented gross of the impairment allowances.

		12/31/2023
Internal rating grade	Range PD	Stage 1	Stage 2	Stage 3	Total	%
Performing		1,768,631,793	49,326,689		1,817,958,482	96.32
High grade	0.00% - 3.50%	1,656,677,021	17,622,473		1,674,299,494	88.70
Standard grade	3.51% - 7.00%	74,319,390	11,096,658		85,416,048	4.53
Sub-standard grade	7.01% - 33.00%	37,635,382	20,607,558		58,242,940	3.09
Past due but not impaired (1)	33.01% - 99.99%	9,560,270	39,794,513		49,354,783	2.62
Impaired	100%			19,993,388	19,993,388	1.06
Total		1,778,192,063	89,121,202	19,993,388	1,887,306,653	100
%		94.22	4.72	1.06	100

		12/31/2022
Internal rating grade	Range PD	Stage 1	Stage 2	Stage 3	Total	%
Performing		1,808,202,524	39,193,802		1,847,396,326	97.32
High grade	0.00% - 3.50%	1,681,921,508	7,681,012		1,689,602,520	89.01
Standard grade	3.51% - 7.00%	74,589,458	9,486,644		84,076,102	4.43
Sub-standard grade	7.01% - 33.00%	51,691,558	22,026,146		73,717,704	3.88
Past due but not impaired (1)	33.01% - 99.99%	11,793,490	23,553,411		35,346,901	1.86
Impaired	100%			15,608,256	15,608,256	0.82
Total		1,819,996,014	62,747,213	15,608,256	1,898,351,483	100
%		95.87	3.31	0.82	100

(1)	It also includes transactions which are more than 5 days past due independently of the PD range assigned.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
 AS OF DECEMBER 31, 2023
(Translation of Financial Statements originally issued in Spanish – See Note 48)
(Figures stated in thousands of pesos in constant currency)

9.1.1	Loans on an individual assessment

The table below shows the credit quality and the debt balance to credit risk of commercial loans by grade on the Bank’s internal credit rating system, PD range and year-end stage classification. The Bank’s internal credit rating systems and the evaluation and measurement approaches are explained in Note 45 section “Credit risk”.

		12/31/2023
Internal rating grade	Range PD	Stage 1	Stage 2	Stage 3	Total	%
Performing		406,896,843	7,097,218		413,994,061	94.35
High grade	0.00% - 3.50%	370,890,261	4,272,758		375,163,019	85.50
Standard grade	3.51% - 7.00%	20,525,339	1,461		20,526,800	4.68
Sub-standard grade	7.01% - 33.00%	15,481,243	2,822,999		18,304,242	4.17
Past due but not impaired	33.01% - 99.99%		17,720,066		17,720,066	4.04
Impaired	100%			7,064,873	7,064,873	1.61
Total		406,896,843	24,817,284	7,064,873	438,779,000	100
%		92.73	5.66	1.61	100

		12/31/2022
Internal rating grade	Range PD	Stage 1	Stage 2	Stage 3	Total	%
Performing		326,942,915	8,003,761		334,946,676	98.74
High grade	0.00% - 3.50%	305,519,934	3,864,391		309,384,325	91.20
Standard grade	3.51% - 7.00%	11,345,135	1,951,825		13,296,960	3.92
Sub-standard grade	7.01% - 33.00%	10,077,846	2,187,545		12,265,391	3.62
Past due but not impaired	33.01% - 99.99%
Impaired	100%			4,282,033	4,282,033	1.26
Total		326,942,915	8,003,761	4,282,033	339,228,709	100
%		96.38	2.36	1.26	100

An analysis of changes in the gross carrying amount and the corresponding ECL allowances in relation to lending on an individual assessment is as follows:

	Stage
	1	2	3	Total
Gross carrying amount as of January 1, 2023	326,942,915	8,003,761	4,282,033	339,228,709

Assets originated or purchased (1)	222,308,589	1,855,070		224,163,659
Assets derecognized or repaid (1)	(142,471,170)	22,319,656	10,451	(120,141,063)
Variations	7,643,980	973,954	1,217,766	9,835,700
Transfers to Stage 1	50,358	(50,358)
Transfers to Stage 2
Transfers to Stage 3	(302,856)	(3,236,400)	3,539,256
Amounts Written Off
Monetary effects	(7,274,973)	(5,048,399)	(1,984,633)	(14,308,005)
As of December 31, 2023	406,896,843	24,817,284	7,064,873	438,779,000

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
 AS OF DECEMBER 31, 2023
(Translation of Financial Statements originally issued in Spanish – See Note 48)
(Figures stated in thousands of pesos in constant currency)

	Stage
	1	2	3	Total
Gross carrying amount as of January 1, 2022	489,589,175	28,728,902	4,631,927	522,950,004

Assets originated or purchased (1)	342,707,676	2,859,746		345,567,422
Assets derecognized or repaid (1)	(259,247,462)	(10,856,932)	(3,298,295)	(273,402,689)
Variations	11,783,851	1,501,434	1,877,290	15,162,575
Transfers to Stage 1	77,630	(77,630)
Transfers to Stage 2
Transfers to Stage 3	(466,878)	(4,989,188)	5,456,066
Amounts Written Off
Monetary effects	(257,501,077)	(9,162,571)	(4,384,955)	(271,048,603)
As of December 31, 2022	326,942,915	8,003,761	4,282,033	339,228,709

(1)	It includes the increases / decreases of the gross carrying amount for existing transactions at the beginning of the fiscal year.

	Stage
	1	2	3	Total
ECL amount as of January 1, 2023	2,935,832	1,034,230	2,394,548	6,364,610

Assets originated or purchased (1)	5,503,729	2,504,535		8,008,264
Assets derecognized or repaid (1)	(1,945,160)	(633,638)	1,911,240	(667,558)
Variations	247,313	2,722,069	559,857	3,529,239
Transfers to Stage 1	37,003	(14,061)	(22,942)
Transfers to Stage 2
Transfers to Stage 3	(270,131)	(961,891)	1,232,022
Amounts Written Off
Monetary effects	(2,423,335)	(2,051,167)	(421,062)	(4,895,564)
As of December 31, 2023	4,085,251	2,600,077	5,653,663	12,338,991

	Stage
	1	2	3	Total
ECL amount as of January 1, 2022	4,038,960	15,234,991	3,750,095	23,024,046

Assets originated or purchased (1)	3,350,043	919,243		4,269,286
Assets derecognized or repaid (1)	(1,856,167)	(6,696,176)	(2,708,533)	(11,260,876)
Variations	(216,421)	(1,606,792)	498,341	(1,324,872)
Transfers to Stage 1	48,467	(48,467)
Transfers to Stage 2
Transfers to Stage 3	(353,826)	(3,315,559)	3,669,385
Amounts Written Off
Monetary effects	(2,075,224)	(3,453,010)	(2,814,740)	(8,342,974)
As of December 31, 2022	2,935,832	1,034,230	2,394,548	6,364,610

(1)	It includes the increases / decreases of the ECL amount for existing transactions at the beginning of the fiscal year.

9.1.2	Loans on a collective assessment

The table below shows the credit quality and the debt balance to credit risk of loans portfolio under collective assessment, by grade of credit risk classification based on the Bank’s internal credit rating system, PD range and year-end stage classification. The Bank’s internal credit rating systems and the evaluation and measurement approaches are explained in Note 45 section “Credit risk”.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
 AS OF DECEMBER 31, 2023
(Translation of Financial Statements originally issued in Spanish – See Note 48)
(Figures stated in thousands of pesos in constant currency)

		12/31/2023
Internal rating grade	Range PD	Stage 1	Stage 2	Stage 3	Total	%
Performing		1,361,734,950	42,229,471		1,403,964,421	96.93
High grade	0.00% - 3.50%	1,285,786,760	13,349,715		1,299,136,475	89.69
Standard grade	3.51% - 7.00%	53,794,051	11,095,197		64,889,248	4.48
Sub-standard grade	7.01% - 33.00%	22,154,139	17,784,559		39,938,698	2.76
Past due but not impaired (1)	33.01% - 99.99%	9,560,270	22,074,447		31,634,717	2.18
Impaired	100%			12,928,515	12,928,515	0.89
Total		1,371,295,220	64,303,918	12,928,515	1,448,527,653	100
%		94.67	4.44	0.89	100

		12/31/2022
Internal rating grade	Range PD	Stage 1	Stage 2	Stage 3	Total	%
Performing		1,481,259,609	31,190,041		1,512,449,650	97.00
High grade	0.00% - 3.50%	1,376,401,574	3,816,621		1,380,218,195	88.52
Standard grade	3.51% - 7.00%	63,244,323	7,534,819		70,779,142	4.54
Sub-standard grade	7.01% - 33.00%	41,613,712	19,838,601		61,452,313	3.94
Past due but not impaired (1)	33.01% - 99.99%	11,793,490	23,553,411		35,346,901	2.27
Impaired	100%			11,326,223	11,326,223	0.73
Total		1,493,053,099	54,743,452	11,326,223	1,559,122,774	100
%		95.76	3.51	0.73	100

(1)	It also includes transactions which are more than 5 days past due independently of the PD range assigned.

An analysis of changes in the gross carrying amount and the corresponding ECL allowances in relation to lending on a collective assessment is as follows:

	Stage
	1	2	3	Total
Gross carrying amount as of January 1, 2023	1,493,053,099	54,743,452	11,326,223	1,559,122,774

Assets originated or purchased (1)	2,678,430,334	78,174,482		2,756,604,816
Assets derecognized or repaid (1)	(895,563,104)	(28,257,061)	(9,065,562)	(932,885,727)
Variations	898,407,885	24,768,003	2,652,235	925,828,123
Transfers to Stage 1	57,228,342	(56,057,484)	(1,170,858)
Transfers to Stage 2	(93,644,059)	95,282,180	(1,638,121)
Transfers to Stage 3	(34,295,603)	(7,260,916)	41,556,519
Amounts Written Off	(2,571,517)	(4,799,750)	(18,602,761)	(25,974,028)
Monetary effects	(2,729,750,157)	(92,288,988)	(12,129,160)	(2,834,168,305)
As of December 31, 2023	1,371,295,220	64,303,918	12,928,515	1,448,527,653

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
 AS OF DECEMBER 31, 2023
(Translation of Financial Statements originally issued in Spanish – See Note 48)
(Figures stated in thousands of pesos in constant currency)

	Stage
	1	2	3	Total
Gross carrying amount as of January 1, 2022	1,601,779,515	55,595,400	15,378,194	1,672,753,109

Assets originated or purchased (1)	898,380,301	26,220,738		924,601,039
Assets derecognized or repaid (1)	(300,383,490)	(9,477,785)	(3,040,709)	(312,901,984)
Variations	301,337,667	8,307,509	889,594	310,534,770
Transfers to Stage 1	19,195,129	(18,802,408)	(392,721)
Transfers to Stage 2	(31,409,433)	31,958,880	(549,447)
Transfers to Stage 3	(11,503,191)	(2,435,405)	13,938,596
Amounts Written Off	(862,520)	(1,609,898)	(6,239,607)	(8,712,025)
Monetary effects	(983,480,879)	(35,013,579)	(8,657,677)	(1,027,152,135)
As of December 31, 2022	1,493,053,099	54,743,452	11,326,223	1,559,122,774

(1)	It includes the increases /decreases of the gross carrying amount for existing transactions at the beginning of the fiscal year.

	Stage
	1	2	3	Total
ECL amount as of January 1, 2023	13,882,450	5,640,912	8,374,151	27,897,513

Assets originated or purchased (1)	36,239,214	18,668,687		54,907,901
Assets derecognized or repaid (1)	(5,290,320)	(4,690,300)	(8,790,600)	(18,771,220)
Variations	(1,020,605)	437,668	16,492,478	15,909,541
Transfers to Stage 1	358,751	(279,088)	(79,663)
Transfers to Stage 2	(69,406)	148,111	(78,705)
Transfers to Stage 3	(1,386,375)	(65,698)	1,452,073
Amounts Written Off	(20,629)	(54,025)	(1,261,638)	(1,336,292)
Monetary effects	(27,314,099)	(3,965,735)	(6,018,820)	(37,298,654)
As of December 31, 2023	15,378,981	15,840,532	10,089,276	41,308,789

	Stage
	1	2	3	Total
ECL amount as of January 1, 2022	17,023,362	6,088,537	12,287,988	35,399,887

Assets originated or purchased (1)	15,875,572	2,924,801		18,800,373
Assets derecognized or repaid (1)	(3,910,165)	(1,134,001)	(2,366,268)	(7,410,434)
Variations	(1,567,380)	2,964,913	4,933,970	6,331,503
Transfers to Stage 1	2,170,916	(1,847,672)	(323,244)
Transfers to Stage 2	(661,196)	980,555	(319,359)
Transfers to Stage 3	(5,457,080)	(434,944)	5,892,024
Amounts Written Off	(51,901)	(357,666)	(5,119,302)	(5,528,869)
Monetary effects	(9,539,678)	(3,543,611)	(6,611,658)	(19,694,947)
As of December 31, 2022	13,882,450	5,640,912	8,374,151	27,897,513

(1)	It includes the increases / decreases of the ECL amount for existing transactions at the beginning of the fiscal year.

9.2	Other debt securities at amortized cost

The criterion used to calculate ECL of Financial Trusts and Corporate Bonds is based on the rating granted by risk rating agencies to each debt security type making up the financial trusts or each corporate bond series, respectively. This means that the factor to be used will vary depending on the debt securities holdings (A or B). The EAD is assumed to be equal to the outstanding balance.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
 AS OF DECEMBER 31, 2023
(Translation of Financial Statements originally issued in Spanish – See Note 48)
(Figures stated in thousands of pesos in constant currency)

The table below shows the exposures gross of impairment allowances by stage:

	12/31/2023
Composition	Stage 1	Stage 2	Stage 3	Total	%
Corporate bonds	10,320,214			10,320,214	93.94
Financial trust	665,139			665,139	6.05
Other private securities			144	144	0.01
Total	10,985,353		144	10,985,497	100
%	100			100

	12/31/2022
Composition	Stage 1	Stage 2	Stage 3	Total	%
Corporate bonds	3,235,550			3,235,550	77.11
Financial trust	960,269			960,269	22.89
Total	4,195,819			4,195,819	100
%	100			100

The related ECL for Corporate bonds as of December 31, 2023 and 2022 amounted to 11,728 and 1,726, respectively. The ECL related to Financial trusts as of December 31, 2023 and 2022 amounted to 138 and 751, respectively. The ECL related to Other private securities as of December 31, 2023 amounted to 144.

9.3	Government securities at amortized cost or fair value through OCI

This group includes local government securities, provincial or BCRA instruments measured at amortized cost or fair value through OCI. For these assets, an individual assessment of the related parameters was performed. However, under domestic standards and according to Communiqué “A” 6847, no ECL was calculated for these instruments.

A breakdown of these investments and their characteristics is disclosed in Exhibit A.

9.4	Other financial assets

The table below shows the exposures gross of impairment allowances by stage:

	12/31/2023
Composition	Stage 1	Stage 2	Stage 3	Total	%
Other financial assets	175,585,670			175,585,670	100
Total	175,585,670			175,585,670	100
%	100			100

	12/31/2022
Composition	Stage 1	Stage 2	Stage 3	Total	%
Other financial assets	166,688,096			166,688,096	100
Total	166,688,096			166,688,096	100
%	100			100

The ECL related to these types of instruments amounted to 595,276 and 283,507 as of December 31, 2023 and 2022, respectively, including the ECL related to the payments to be collected for the transaction mentioned in Note 11.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
 AS OF DECEMBER 31, 2023
(Translation of Financial Statements originally issued in Spanish – See Note 48)
(Figures stated in thousands of pesos in constant currency)

Exhibit R “Value correction for losses – Allowances for bad debt risk” also shows the evolution of the forecasts for expected credit losses at the sector and product level.

9.5	Loans commitment

The table below shows the exposures gross of impairment allowances by stage:

	12/31/2023
Composition	Stage 1	Stage 2	Stage 3	Total	%
Undrawn commitments of credit cards and checking accounts	1,374,006,128	10,671,555	2,596	1,384,680,279	84.14
Guarantees granted	184,387,622			184,387,622	11.20
Responsibilities for foreign trade operations	40,110,366			40,110,366	2.44
Overdraft and unused agreed commitments	36,538,156	32,744		36,570,900	2.22
Total	1,635,042,272	10,704,299	2,596	1,645,749,167	100
%	99.35	0.65		100

	12/31/2022
Composition	Stage 1	Stage 2	Stage 3	Total	%
Undrawn commitments of credit cards and checking accounts	2,049,412,777	33,623,110	4,677	2,083,040,564	98.92
Guarantees granted	22,333,880			22,333,880	1.06
Overdraft and unused agreed commitments	497,588			497,588	0.02
Total	2,072,244,245	33,623,110	4,677	2,105,872,032	100
%	98.40	1.60		100

The related ECL for undrawn commitments of credit cards and checking accounts as of December 31, 2023 and 2022 amounted to 1,395,765 and 2,028,032, respectively. The ECL related to guarantees granted as of December 31, 2023 and 2022 amounted to 668,613 and 141,526, respectively. The ECL related to overdraft and unused agreed commitments as of December 31, 2023 and 2022 amounted to 42,841 and 227, respectively.

For undrawn commitments of credit cards and checking accounts, during 2023 there were transfers of the carrying amounts to Stage 1, Stage 2 and Stage 3 for an amount of (6,340,200), 7,510,390 and 117,662, respectively, and there were transfers of the ECL to Stage 1, Stage 2 and Stage 3 for an amount of 75,630, (79,210) and 450, respectively. For undrawn commitments of credit cards and checking accounts, during 2022 there were transfers of the carrying amounts to Stage 1, Stage 2 and Stage 3 for an amount of (18,217,967), 18,041,458 and 176,509, respectively, and there were transfers of the ECL to Stage 1, Stage 2 and Stage 3 for an amount of 154,592, (155,287) and 788, respectively. For the other items, there were no transfers between stages during 2023 and 2022.

In exhibit R “Value adjustment for credit losses – Allowance for uncollectibility risk”, the ECL movements by portfolio and products are also disclosed.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
 AS OF DECEMBER 31, 2023
(Translation of Financial Statements originally issued in Spanish – See Note 48)
(Figures stated in thousands of pesos in constant currency)

10.	FINANCIAL ASSETS DELIVERED AS GUARANTEE

The composition of financial assets delivered as guarantee as of December 31, 2023 and 2022 is as follows:

	Carrying amount
Composition	12/31/2023	12/31/2022
For transactions with the BCRA	68,117,546	77,305,535
For guarantee deposits	34,326,813	18,048,350
For repo transactions and securities - guaranteed	30,447,899
Total	132,892,258	95,353,885

The Bank’s Management considers there shall be no losses due to the restrictions on the above listed financial assets.

11.	EQUITY INSTRUMENTS AT FAIR VALUE THROUGH PROFIT OR LOSS – PRISMA MEDIOS DE PAGO SA

The composition of equity investment at fair value through profit or loss as of December 31, 2023 and 2022 is detailed in the Exhibit A.

On January 21, 2019, the Bank, together with the other shareholders of Prisma, accepted a purchase offer made by AI ZENITH (Netherlands) B.V. (a company related to Advent International Corporation) for the acquisition of 1,933,051 common shares of par value Ps. 1 each and entitled to one vote, representing 4.6775 % of its capital stock, equivalent to 51% of the Bank’s capital stock in such company.

On February 1, 2019, the Bank completed the transfer of such shares for a total purchase price of (in thousands) USD 64,542 out of which the Bank received on the date hereof (in thousands) USD 38,311 and the payment of the balance for an amount of (in thousands) USD 26,231 were deferred for 5 years.

During July 2019, the process to determine the final selling price of the shares of Prisma was completed and the final price was (in thousands) USD 63,456. The difference arising from a final price lower than the estimated price was deducted from the price balance, therefore there was no need for the Bank to return any amounts received. All other payment conditions were not modified and remain in full force and effect under the terms described in this note.

On October 1, 2021, the Bank, together with the other class B Shareholders of Prisma, gave notice with respect to the exercise of the existing put option and therefore started the procedure to sell the remaining 49% of the capital stock of Prisma.

As of December 31, 2021, the holding of the Bank in Prisma (equivalent to 49%), was recorded in “Equity instruments at fair value through profit or loss” determined from valuations performed by independent experts, which was adjusted in less, according to Memorandums issued by the BCRA on March 12 and 22, 2021.

On March 18, 2022, the Bank completed the transfer of all remaining shares held in Prisma in favor of AI ZENITH (Netherlands) BV, representing 4.4941% of Prisma’s capital stock.

The price of such shares is (in thousands) USD 33,018 and shall be paid as follows: (i) 30% in pesos at UVA plus a nominal annual rate of 15% that shall be paid 50% on March 18, 2027 and the remaining on March 18, 2028, and (ii) 70% in US Dollars at a nominal annual rate of 10% that shall be paid 50% on March 18, 2027 and the remaining on March 18, 2028. The gain generated for the sale of those shares is recorded in the statement of income under “Net gain from measurement of financial instruments at fair value through profit or loss”.

On the other hand, the parties agreed that: (i) the 40% of the outstanding balance of the sale of 51% mentioned in the first paragraph of this note was paid on March 30, 2022 and (ii) the remaining balance shall be paid in two installments, on January 31, 2026 and January 31, 2027, respectively.

Finally, sellers retained the usufruct (dividends) of the shares sold to be declared by Prisma for the year ended December 31, 2018, which were collected on April 26, 2019. Besides the proportion applicable to the buyer of the dividends to be reported for the following fiscal years –with the buyer’s commitment to voting in favor of the distribution of certain minimum percentages– will be used to create a guarantee trust to repay the deferred price amount through the concession by the buyer and Prisma of a usufruct over the economic rights of the shares in favor of such trust. On March 18, 2022, the agreement was amended to include 100% of the shares.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2023
(Translation of Financial Statements originally issued in Spanish – See Note 48)
(Figures stated in thousands of pesos in constant currency)

On May 22, 2023, the Bank, together with the remaining creditors arising from the abovementioned sales, authorized Prisma to undergo a merger-spinoff process involving two of its business units: (I) ATM and transfer management services, payment management services for 3.0 transfers, service payment collection and other related services will be handled through the new company Newpay SAU, and (ii) the acquiring business, through which electronic and digital payment solutions are provided (credit cards, debit cards, and prepaid cards, immediate transfers), early collection of sales, point-of-sale terminals network management and other related services, which are rendered to various businesses and/or suppliers, will be handled through the company Payway SAU. Prisma retains the remaining issuer processing services business unit involving credit cards, debit cards, prepaid cards and other related services.

Both Prisma and the new companies Newpay SAU and Payway SAU are direct or indirect subsidiaries of AI ZENITH (Netherlands) BV. Furthermore, these new companies, like Prisma, have been allocated their respective share of dividends to be reported in the subsequent fiscal years, under the commitment to vote in favor of the distribution of certain minimum percentages. These percentages will also be subject to the guarantee trust aimed at repaying the deferred price.

12.	FAIR VALUE QUANTITATIVE AND QUALITATIVE DISCLOSURES

The fair value is the amount at which an asset can be exchanged, or at which a liability can be settled, in mutual independent terms and conditions between participants of the principal market (or the most advantageous market) who are duly informed and willing to transact in an orderly and current transaction, at the measurement date under the current market conditions whether the price is directly observable or estimated using a valuation technique under the assumption that the Bank is an ongoing business.

When a financial instrument is quoted in a liquid and active market, its price in the market in a real transaction provides the most reliable evidence of its fair value. Nevertheless, when there is no quoted price in the market or it cannot be evidence of the fair value of such instrument, in order to determine such fair value, the entities may use the market value of another instrument with similar characteristics, the analysis of discounted cash flows or other applicable techniques, which shall be significantly affected by the assumptions used.

Notwithstanding the above, the Bank’s Management has used its best judgment to estimate the fair values of its financial instruments; any technique to perform such estimate implies certain inherent fragility level.

Fair value hierarchy

The Bank uses the following hierarchy to determine and disclose the fair value of financial instruments, according to the valuation technique applied:

-	Level 1: quoted prices (unadjusted) observable in active markets that the Bank accesses to at the measurement day for identical assets or liabilities. The Bank considers markets as active only if there are sufficient trading activities with respect to the volume and liquidity of the identical assets or liabilities and when there are binding and exercisable price quotes available at each reporting period.

-	Level 2: Valuation techniques for which the data and variables having a significant impact on the determination of the fair value recognized or disclosed are observable for the asset or liability, either directly or indirectly. Such inputs include quoted prices for similar assets or liabilities in active markets, quoted prices for identical instruments in inactive markets and observable inputs other than quoted prices, such as interest rates and yield curves, implied volatilities, and credit spreads. In addition, adjustments to level 2 inputs may be required for the condition or location of the asset or the extent to which it relates to items that are comparable to the valued instrument. However, if such adjustments are based on unobservable inputs that are significant to the entire measurement, the Bank will classify the instruments as Level 3.

-	Level 3: Valuation techniques for which the data and variables having a significant impact on the determination of the fair value recognized or disclosed are not based on observable market information.

Exhibit P presents the hierarchy in the Bank’s financial asset and liability at fair value measurement.

Description of the valuation process

The fair value of instruments categorized as Level 1 was assessed by using quoted prices effective at the end of each fiscal year in active markets for identical assets or liabilities, if representative. Currently, for most of the government and private securities, there are two principal markets in which the Bank operates: BYMA and MAE. Additionally, in the case of derivatives, both MAE and Mercado a Término de Rosario SA (ROFEX) are deemed active markets.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2023
 (Translation of Financial Statements originally issued in Spanish – See Note 48)
(Figures stated in thousands of pesos in constant currency)

On the other hand, for certain assets and liabilities that do not have an active market, categorized as Level 2, the Bank used valuation techniques that included the use of market transactions performed under mutual independent terms and conditions, between interested and duly informed parties, provided that they are available as well as references to the current fair value of another instrument being substantially similar, or otherwise the analysis of cash flows discounted at rates built from market information of similar instruments.

In addition, certain assets and liabilities included in this category were valued using price quotes of identical instruments in “less active markets”.

Finally, the Bank has categorized as level 3 those assets and liabilities for which there are no identical or similar transactions in the market. To determine the market value of these instruments the Bank used valuation techniques based on own assumptions and independent appraisers’ valuations. For this approach, the Bank mainly used the cash flow discount model.

As of December 31, 2023 and 2022, the Bank has neither changed the techniques nor the assumptions used to estimate the fair value of the financial instruments.

Below is the reconciliation between the amounts at the beginning and at the end of the fiscal year of the financial assets recognized at fair value categorized as level 3:

	As of December 31, 2023
Reconciliation	Debt instruments	Other financial assets	Equity instruments at fair value through profit or loss
Amount at the beginning	3,213,305	153,882	2,133,089
Transfers to level 3
Transfers from level 3 (1)			(140,628)
Profit and loss	2,331,940	37,262	2,250,161
Recognition and derecognition	(3,455,281)		25,082
Monetary effects	(2,082,948)	(127,743)	(2,189,872)
Amount at the end of the fiscal year	7,016	63,401	2,077,832

	As of December 31, 2022
Reconciliation	Debt instruments	Other financial assets	Equity instruments at fair value through profit or loss
Amount at the beginning	6,774,234	188,174	12,811,441
Transfers to level 3
Transfers from level 3
Profit and loss	2,277,140	15,770	11,198
Recognition and derecognition	(2,497,377)	65,586	(7,810,219)
Monetary effects	(3,340,692)	(115,648)	(2,879,331)
Amount at the end of the fiscal year	3,213,305	153,882	2,133,089

(1)	Transfer of equity instruments at fair value through profit or loss from level 3 to level 1 that were measured using quoted prices observable in active markets as of December 31, 2023.

The fair values of instruments measured at level 3 are determined by the entity based on valuation techniques derived from the "income method", whose main unobservable data are related to discount rates, and on which a reasonable change in such input data would not generate significant effects on the Financial Statements taken as a whole.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2023
(Translation of Financial Statements originally issued in Spanish – See Note 48)
(Figures stated in thousands of pesos in constant currency)

Changes in fair value levels

The Bank monitors the availability of information in the market to evaluate the classification of financial instruments into the fair value hierarchy as well as the resulting determination of transfers between levels 1, 2 and 3 at each period end.

Except for the foregoing, as of December 31, 2023 and 2022, the Bank has not recognized any transfers between levels 1, 2 and 3.

Financial assets and liabilities not measured at fair value

Next follows a description of the main methods and assumptions used to determine the fair values of financial instruments not recognized at their fair value in these consolidated Financial Statements:

-	Instruments with fair value similar to the carrying amount: financial assets and liabilities that are liquid or have short-term maturities (less than three months) were deemed to have a fair value similar to the carrying amount.

-	Fixed and variable rate of financial instruments: the fair value of financial assets was recognized discounting future cash flows at current market rates for each fiscal year for financial instruments of similar characteristics. The estimated fair value of fixed-interest rate deposits and liabilities was assessed discounting future cash flows by using estimated interest rates for deposits or placings with similar maturities to those of the Bank’s portfolio.

-	For public listed assets and liabilities, or those for which the prices are reported by certain renowned pricing providers, the fair value was determined based on such prices.

The following table shows a comparison between the fair value and the carrying amount of financial instruments not measured at fair value as of December 31, 2023 and 2022:

	12/31/2023
Composition	Carrying amount	Level 1	Level 2	Level 3	Fair value
Financial assets
Cash and deposits in banks	1,203,105,095	1,203,105,095			1,203,105,095
Repo transactions	615,582,382	615,582,382			615,582,382
Other financial assets	174,990,394	174,990,394			174,990,394
Loans and other financing	1,833,658,873			1,612,236,333	1,612,236,333
Other debt securities	140,103,948	92,032,365	55,565,564		147,597,929
Financial assets delivered as guarantee	107,663,396	107,663,396			107,663,396
Total	4,075,104,088	2,193,373,632	55,565,564	1,612,236,333	3,861,175,529

Financial liabilities
Deposits	3,370,240,610	2,091,506,221		1,280,298,042	3,371,804,263
Repo transactions	23,601,328	23,601,328			23,601,328
Other financial liabilities	374,491,943	362,362,512	11,631,954		373,994,466
Financing received from the BCRA and other financial institutions	19,799,011	7,807,601	6,142,257		13,949,858
Issued corporate bonds	58,864,013		59,650,007		59,650,007
Subordinated corporate bonds	328,227,793		277,875,886		277,875,886
Total	4,175,224,698	2,485,277,662	355,300,104	1,280,298,042	4,120,875,808

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2023
(Translation of Financial Statements originally issued in Spanish – See Note 48)
(Figures stated in thousands of pesos in constant currency)

	12/31/2022
Composition	Carrying amount	Level 1	Level 2	Level 3	Fair value
Financial assets
Cash and deposits in banks	778,796,544	778,796,552			778,796,552
Repo transactions	192,852,624	192,852,627			192,852,627
Other financial assets	166,404,589	166,404,589			166,404,589
Loans and other financing	1,864,089,360			1,625,360,056	1,625,360,056
Other debt securities	1,867,181,666	1,593,543,746	257,439,650	299,898	1,851,283,294
Financial assets delivered as guarantee	95,353,885	95,353,886			95,353,886
Total	4,964,678,668	2,826,951,400	257,439,650	1,625,659,954	4,710,051,004

Financial liabilities
Deposits	4,033,959,266	2,021,273,290		2,009,393,334	4,030,666,624
Other financial liabilities	420,684,684	407,263,472	13,614,443		420,877,915
Financing received from the BCRA and other financial institutions	7,627,436	7,418,200	161,817		7,580,017
Issued corporate bonds	8,456,451		8,216,649		8,216,649
Subordinated corporate bonds	224,617,825		183,155,754		183,155,754
Total	4,695,345,662	2,435,954,962	205,148,663	2,009,393,334	4,650,496,959

13.	BUSINESS COMBINATIONS

13.1	Comercio Interior SAU

On May 18, 2023, the Entity acquired from Inversora Juramento SA, 100% of the capital stock and votes of Comercio Interior SAU, a company engaged in the grain brokerage business.

The Special Shareholders’ Meeting held on October 6, 2023 deemed it appropriate and approved the change of its corporate name to “Macro Agro SAU” and consequently, subject to the authorization of the Business Associations Regulatory Agency of the Province of Santa Fe (IGPJ), proposed the amendment of section 1 of the by-laws. On October 27, 2023, the proceedings were filed with the IGPJ.

Assets acquired and liabilities assumed

The fair value of the assets identified and liabilities assumed as of the acquisition date is as follows:

Composition	Fair value recognized on acquisition
Assets
Cash and deposits in banks	47,782
Debt securities at fair value through profit or loss	986,466
Loans and other financing	138,047
Financial assets delivered as guarantee	1,899,588
Other financial assets	7,393,142
Property, plant and equipment	133,492
Intangible assets	29,675
Other non-financial assets	109,667
10,737,859

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2023
(Translation of Financial Statements originally issued in Spanish – See Note 48)
(Figures stated in thousands of pesos in constant currency)

Composition (contd.)	Fair value recognized on acquisition
Liabilities
Other financial liabilities	7,325,831
Provisions	20,666
Current income tax liabilities	124,492
Deferred income tax liabilities	147,107
Other non-financial liabilities	2,036,240
9,654,336
Net assets acquired at fair value	1,083,523

The goodwill generated by the acquisition of Comercio Interior SAU amounted to 339,958.

In accordance with the share purchase contract, the transaction price was set at USD 5,218,800, which will be paid in variable annual installments using the proceeds from the dividends of Comercio Interior SAU. Thus, the Bank assigns 100% of the rights over the dividends in favor of the seller, up to the full payment of the purchase price. Each installment will become due within fifteen days as from the Shareholders’ Meeting approval of Comercio Interior SAU Financial Statements. The first installment will become due in 2024.

To measure the liabilities arising from this transaction the Bank estimated the Company's future income, discounting them at its own business rate. As a consequence, at the acquisition date, the liability amounted to USD 2,973,375.

On September 29, 2023, Comercio Interior SAU distributed cash dividends amounting to 440,000 (not restated). Those dividends were received by Banco Macro SA on October 2, 2023. As it was explained in the previous paragraphs, dividends were used to pay the liability arising from the purchase, which decreased by USD 558,651.70.

13.2	Banco BMA SAU (formerly known as Banco Itaú Argentina SA) and its subsidiaries

On August 23, 2023, Banco Macro SA has entered into a stock purchase agreement with Itaú Unibanco Holding SA, through its affiliates Itaú Unibanco SA, Banco Itaú BBA SA and Itaú Consultoria de Valores Mobiliários e Participaçoes SA (collectively, “Itaú”), pursuant to which, subject to certain conditions (substantially the approval of the transaction by the Central Bank of Argentina), the Entity would acquire from Itaú the shares representing 100% of the capital stock and votes of Banco Itaú Argentina SA, Itaú Asset Management SA and Itaú Valores SA.

On November 2, 2023, the Board of Directors of the Central Bank of Argentina authorized the abovementioned purchase, as per the following breakdown:

•	Banco Itaú Argentina SA: 100% of the capital stock and votes of Banco Itaú Argentina SA were acquired, represented by 729,166,165 ordinary shares and 14,565,089 preferred shares, out of which: (i) 721,697,119 ordinary shares and 14,565,089 preferred shares representing 98.995733% of capital stock were acquired from Itaú Unibanco SA and (ii) 7,469,046 ordinary shares representing 1.004267% of capital stock were acquired from Itaú BBA SA.

•	Itaú Asset Management SA: 11,950 shares representing 13.00% of the capital stock of Itaú Asset Management SA were directly acquired from Itaú Unibanco SA, and indirectly, 80,000 shares, which represent 87.00% of the capital stock of Itaú Asset Management SA through the acquisition of Banco Itaú Argentina SA.

•	Itaú Valores SA: 6,814,535 shares representing 13.00% of the capital stock and votes of Itaú Valores SA were directly acquired from Itaú Consultoria de Valores Mobiliários e Participações SA; and indirectly, 45,604,965 shares, representing 87.00% of the capital stock and votes of Itaú Valores SA, through the acquisition of Banco Itaú Argentina SA.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2023
(Translation of Financial Statements originally issued in Spanish – See Note 48)
(Figures stated in thousands of pesos in constant currency)

Assets acquired and liabilities assumed

The fair value of the assets identified acquired and liabilities assumed as of the acquisition date is as follows:

Composition	Fair value recognized on acquisition
Assets
Cash and deposits in banks	160,975,229
Debt securities at fair value through profit or loss	51,232,686
Derivative financial instruments	22,198,599
Repo transactions	255,552,986
Other financial assets	16,610,423
Loans and other financing	290,578,416
Other debt securities	68,697,853
Financial assets delivered as guarantee	40,705,395
Current income tax assets	203,976
Equity instruments at fair value through profit or loss	190,362
Investments in associates and joint arrangements	9,599,589
Property, plant and equipment	37,443,475
Intangible assets	21,298,818
Deferred income tax assets	18,763,919
Other non-financial assets	7,400,772
Non-current assets held for sale	12,974,758
1,014,427,256

Liabilities
Deposits	675,034,941
Liabilities at fair value through profit or loss	20,346,543
Derivative financial instruments	8,578,570
Other financial liabilities	19,082,094
Financing received from the Central Bank of Argentina and other financial institutions	10,666,322
Issued corporate bonds	5,920,878
Current income tax liabilities	20,058,160
Provisions	2,983,960
Deferred income tax liabilities	17,707,310
Other non-financial liabilities	54,821,380
835,200,158
Net assets acquired at fair value	179,227,098

The price of this transaction was established at USD 50,000,000, which was set at the time of the agreement and paid on November 3, 2023, and an additional amount resulting from the adjustment of the result obtained by Banco BMA SAU (formerly known as Banco Itaú Argentina SA), BMA Asset Management SA (formerly known Itaú Asset Management SA) and BMA Valores SA (formerly known as Itaú Valores SA) between April 1, 2023 and the closing date established in the purchase contract.

Interest income and commission income from the acquisition date until December 31, 2023 of Banco BMA SAU (formerly known as Banco Itaú Argentina SA), measured on a consolidated basis, amounts to 73,462,184 and 4,006,913, respectively. The net income for the fiscal year ended December 31, 2023 amount to 31,913,784.

If the business combination had taken place at the beginning of the year, the interest income and commission income of the Entity would have amounted to 2,827,353,743 and 263,605,335, respectively, and the net income for the fiscal year ended December 31, 2023 would have amounted to 593,275,103.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2023
(Translation of Financial Statements originally issued in Spanish – See Note 48)
(Figures stated in thousands of pesos in constant currency)

As the amount of the net assets acquired exceeds the fair value of the price paid, the Bank recorded a gain generated by this acquisition for 156,768,122, which is recorded in “Income from associates and joint arrangements”.

The calculation of this gain is subject to change because the estimates of all fair values are being reviewed and may be modified during the period of one year from the acquisition date as established by IFRS 3. However, the Bank’s Management does not expect significant changes in these amounts.

14.	INVESTMENTS IN ASSOCIATES AND JOINT ARRANGEMENTS

14.1	Associates

The following table provides summarized financial information about the Bank’s investment in its associates:

	Proportional Bank’s	Financial position		Loss for the fiscal year
Entity	interest	12/31/2023	12/31/2022	12/31/2023	12/31/2022
Macro Warrants SA	5%	11,581	17,327	(5,746)	(5,048)	(1) and (2)
Play Digital SA	9.45%	747,460	1,317,127	(1,521,734)	(1,289,561)	(1) and (2)
Alianza SGR	24.98%	3,010		(88,831)		(1)

(1)	The existence of significant influence is evidenced by the representation that the Bank has in the Board of Directors of these associates.

(2)	To measure this investment, accounting information of this associate as of September 30, 2023 has been used. Additionally, significant transactions conducted or events that occurred between October 1, 2023 and December 31, 2023, have been considered.

14.2	Joint ventures

The following table provides summarized financial information about the Bank’s investment in its joint ventures:

	Proportional Bank’s	Financial position		Profit (Loss) for the fiscal year
Entity	interest	12/31/2023	12/31/2022	12/31/2023	12/31/2022
Banco Macro SA – Bizland SAU Unión transitoria	50%	828,510	2,001,551	514,407	1,005,610
Finova SA	50%	94,550	219,021	(124,470)	(39,119)

For further information on the Bank’s interest in associates and joint arrangements, see exhibit E “Detailed information on interest in other companies”.

15.	OTHER NON-FINANCIAL ASSETS

The composition of the other non-financial assets as of December 31, 2023 and 2022 is as follows:

Composition	12/31/2023	12/31/2022
Investment property (see Exhibit F)	29,014,856	27,061,153
Tax advances	14,445,390	3,830,762
Advanced prepayments	9,307,953	7,310,656
Other	2,014,385	576,618
Total	54,782,584	38,779,189

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2023
(Translation of Financial Statements originally issued in Spanish – See Note 48)
(Figures stated in thousands of pesos in constant currency)

16.	RELATED PARTIES

A related party is a person or entity that is related to the Bank:

-	has control or joint control of the Bank;

-	has significant influence over the Bank;

-	is a member of the key management personnel of the Bank or of the parent of the Bank;

-	members of the same group;

-	one entity is an associate (or an associate of a member of a group of which the other entity is a member).

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Bank, directly or indirectly. The Bank considers as key management personnel, for the purposes of IAS 24, the members of the Board of Directors and the senior management members of the Risk Management Committee, the Assets and Liabilities Committee and the Senior Credit Committee.

As of December 31, 2023 and 2022, amounts balances and profit or loss related to transactions generated with related parties are as follows:

	As of December 31, 2023
	Main subsidiaries (1)
	Macro Bank Limited	Macro Securities SAU (2)	Argenpay SAU	Fintech SGR	Comercio Interior SAU	Associate	Key management personnel (3)	Other related parties	Total
Assets
Cash and deposits in banks	6,478								6,478
Other financial assets				8,326,118			1,077,944	7,139,810	16,543,872
Loans and other financing (4)
Documents								1,284,488	1,284,488
Overdraft							257,516	2,662,095	2,919,611
Credit cards							605,145	129,042	734,187
Lease					30,976			51,602	82,578
Personal loans							5,562		5,562
Mortgage loans							1,261,934		1,261,934
Other loans (5)							378,210	5,877,322	6,255,532
Guarantee granted								26,357,386	26,357,386
Total assets	6,478			8,326,118	30,976		3,586,311	43,501,745	55,451,628

Liabilities
Deposits		15,785,008	258,554	24,681	11,170	304,321	24,665,263	21,695,667	62,744,664
Liabilities at fair value through profit or loss								13,817,710	13,817,710
Other financial liabilities							5,108,496	954,452	6,062,948
Issued corporate bonds		2,884,982							2,884,982
Subordinated corporate bonds				781,691	123,425				905,116
Other non-financial liabilities								4,991,527	4,991,527
Total liabilities		18,669,990	258,554	806,372	134,595	304,321	29,773,759	41,459,356	91,406,947

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2023
(Translation of Financial Statements originally issued in Spanish – See Note 48)
(Figures stated in thousands of pesos in constant currency)

	As of December 31, 2023
	Main subsidiaries (1)
	Macro Bank Limited	Macro Securities SAU (2)	Argenpay SAU	Fintech SGR	Comercio Interior SAU	Associates	Key management personnel (3)	Other related parties	Total
Income / (loss)
Interest income		237,527			14,328		1,915,668	5,682,782	7,850,305
Interest expense						(91,654)	(204,618)	(111,987)	(408,259)
Commissions income		77,309		57,264		1,190	475	564,890	701,128
Commissions expense				(46,020)			(105)	(101,495)	(147,620)
Other operating income		215,291	32	9,361,556	3,090	389	20	61,549	9,641,927
Administrative expense								(2,479,398)	(2,479,398)
Other operating expense		(10)					(501)	(537,471)	(537,982)
Total income / (loss)		530,117	32	9,372,800	17,418	(90,075)	1,710,939	3,078,870	14,620,101

(1)	These transactions are eliminated during the consolidation process.

(2)	It includes the balance amounts from its subsidiary Macro Fondos SGFCISA.

(3)	Includes close family members of the key management personnel.

(4)	The maximum financing amount for Loans and other financing as of December 31, 2023 for Macro Securities SAU, Comercio Interior SAU, Key management personnel and Other related parties amounted to 21,637,333, 68,502, 3,762,515 and 51,513,614, respectively.

(5)	It is related to Loans and other financing not disclosed in other items, mainly Other loans, Financing of foreign exchange transactions and Loans with government securities.

	As of December 31, 2022
	Main subsidiaries (1)
	Macro Bank Limited	Macro Securities SAU (2)	Argenpay SAU	Fintech SGR	Associates	Key management personnel (3)	Other related parties	Total
Assets
Cash and deposits in banks	4,419							4,419
Other financial assets				9,395,278		724,126	59	10,119,463
Loans and other financing (4)
Documents						175,223	1,310,746	1,485,969
Overdraft						590,790	155,143	745,933
Credit cards							207,665	207,665
Lease						3,619		3,619
Personal loans						1,689,642		1,689,642
Other loans (5)		6,581,205				472,869	4,360,084	11,414,158
Guarantee granted							4,795,743	4,795,743
Total assets	4,419	6,581,205		9,395,278		3,656,269	10,829,440	30,466,611

Liabilities
Deposits		9,347,392	181,046	361	263,793	12,959,967	7,160,317	29,912,876
Liabilities at fair value through profit or loss							512,593	512,593
Other financial liabilities						160,967	37,456	198,423
Issued corporate bonds		897,421						897,421
Subordinated corporate bonds				450,137				450,137
Other non-financial liabilities							62,954	62,954
Total liabilities		10,244,813	181,046	450,498	263,793	13,120,934	7,773,320	32,034,404

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2023
(Translation of Financial Statements originally issued in Spanish – See Note 48)
(Figures stated in thousands of pesos in constant currency)

	As of December 31, 2022
	Main subsidiaries (1)
	Macro Bank Limited	Macro Securities SAU (2)	Argenpay SAU	Fintech SGR	Associates	Key management personnel (3)	Other related parties	Total
Income / (loss)
Interest income		13,462				915,252	6,176,142	7,104,856
Interest expense					(71,530)	(325,275)	(214,965)	(611,770)
Commissions income		77,843		2,466	1,074	190	327,193	408,766
Commissions expense				(33,156)		(159)	(3,559)	(36,874)
Other operating income	16		125	4,063,048			162	4,063,351
Credit loss expense on financial assets		(1,165)						(1,165)
Administrative expense							(1,824,036)	(1,824,036)
Other operating expense		(45,188)					(220,567)	(265,755)
Total income / (loss)	16	44,952	125	4,032,358	(70,456)	590,008	4,240,370	8,837,373

(1)	These transactions are eliminated during the consolidation process.

(2)	It includes the balance amounts from its subsidiary Macro Fondos SGFCISA.

(3)	Includes close family members of the key management personnel.

(4)	The maximum financing amount for Loans and other financing as of December 31, 2022 for Macro Securities SAU, Fintech SGR, Key management personnel and Other related parties amounted to 14,101,862, 7,895,654, 4,108,625 and 52,441,567, respectively.

(5)	It is related to Loans and other financing not disclosed in other items, mainly Other loans, Financing of foreign exchange transactions and Loans with government securities.

Transactions generated by the Bank with its related parties for arranged transactions within the course of the usual and ordinary course of business were performed in normal market conditions, both as to interest rates and prices and as to the required guarantees.

The Bank does not have loans granted to directors and other key management personnel secured with shares.

Total remunerations received as salary and bonus by the key management personnel as of December 31, 2023 and 2022 amounted to 3,282,300 and 3,291,583, respectively.

In addition, fees received by the Directors as of December 31, 2023 and 2022 amounted to 8,073,936 and 5,613,683, respectively.

Additionally, the composition of the Board of Directors and key management personnel of the Bank and its subsidiaries is as follows:

Composition	12/31/2023	12/31/2022
Board of Directors	22	22
Senior managers of the key management personnel	12	12
Total	34	34

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2023
(Translation of Financial Statements originally issued in Spanish – See Note 48)
(Figures stated in thousands of pesos in constant currency)

17.	DEPOSITS

The composition of deposits as of December 31, 2023 and 2022 is as follows:

Composition	12/31/2023	12/31/2022
Non-financial public sector	187,100,670	342,399,722
Financial sector	20,185,431	5,148,961
Non-financial private sector and foreign residents	3,162,954,509	3,686,410,583
Checking accounts	509,621,461	495,523,560
Saving accounts	1,430,030,343	1,307,102,600
Time deposits	1,048,237,134	1,771,977,942
Investment accounts	125,215,026	63,790,115
Other	49,850,545	48,016,366
Total	3,370,240,610	4,033,959,266

18.	OTHER FINANCIAL LIABILITIES

The composition of the other financial liabilities as of December 31, 2023 and 2022 is as follows:

Composition	12/31/2023	12/31/2022
Credit and debit card settlement - due to merchants	196,821,322	228,920,357
Amounts payable for other spot purchases pending settlement	93,449,791	45,887,253
Payment orders pending to foreign exchange settlement	34,430,062	17,727,873
Collections and other transactions on account and behalf of others	10,454,906	8,737,913
Finance leases liabilities	9,388,790	6,119,963
Amounts payable for spot purchases of foreign currency pending settlement	1,326,551	49,982,243
Amounts payable for spot purchases of government securities pending settlement	310,596	30,457,203
Other	28,309,925	32,851,879
Total	374,491,943	420,684,684

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2023

(Translation of Financial Statements originally issued in Spanish – See Note 48)

(Figures stated in thousands of pesos in constant currency)

19.	LEASES

19.1	The Bank as a lessee

The Bank has lease contracts mainly for real properties recognized in the item “Property, plant and equipment”. Generally, the Bank is restricted from assigning or subleasing the leased assets.

As of December 31, 2023 and 2022, the carrying amount of assets recognized for the right-of-use assets identified in the lease contracts, depreciation expense for the fiscal year and the additions to right-of-use assets are disclosed in Exhibit F to these consolidated Financial Statements.

Set out below are the carrying amounts of lease liabilities and the movements during the fiscal year:

Movements	2023	2022
At the beginning of the fiscal year	6,119,963	8,614,762
Additions	5,993,172	1,980,876
Accretion of interest	853,157	1,200,066
Difference in foreign currency	7,299,242	2,211,464
Payments	(3,943,775)	(3,186,650)
Monetary effects	(6,932,969)	(4,700,555)
At the end of the fiscal year (see Note 18)	9,388,790	6,119,963

The short term leases were recognized as expense for an amount of 41,962 and 43,671 for the years ended December 31, 2023 and 2022, respectively.

The table below shows the maturity of the lease liabilities as of December 31, 2023 and 2022:

Lease liabilities	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 6 months	Over 6 months and up to 12 months	Total up to 12 months	Over 12 months and up to 24 months	Over 24 months	Total over 12 months
Balances as of 12/31/2023	501,538	661,704	869,428	1,500,379	3,533,049	2,065,420	3,790,321	5,855,741
Balances as of 12/31/2022	317,642	522,439	717,689	1,167,878	2,725,648	1,430,105	1,964,210	3,394,315

19.2	The Bank as a lessor

The Bank, as lessor, entered into financial lease contracts, under the usual characteristics of this kind of transactions, without there being any issues that may differentiate them in any aspect from those performed in the Argentine financial market in general. The lease contracts in force do not represent significant balances with respect to the total financing granted by the Bank.

The following table shows the reconciliation between the total gross investment of financial leases and the current value of the minimum payment receivables for such leases:

	12/31/2023		12/31/2022
	Current value of minimum payments	Total gross investment	Current value of minimum payments	Total gross investment
Up to 1 year	3,158,511	11,978,813	3,254,319	2,161,580
From 1 to 5 years	6,328,466	18,507,415	3,587,139	2,157,027
Over 5 years	1,621	1,974
Total	9,488,598	30,488,202	6,841,458	4,318,607

Income for non-accrued interests amounted to 1,858,377 and 2,522,851, for the years ended December 31, 2023 and 2022, respectively.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2023

(Translation of Financial Statements originally issued in Spanish – See Note 48)

(Figures stated in thousands of pesos in constant currency)

20.	PROVISIONS

This item includes the amounts estimated to face a liability of probable occurrence, which if occurring, would originate a loss for the Bank.

Exhibit J “Changes in provisions” presents the changes in provisions as of December 31, 2023 and 2022.

The expected terms to settle these obligations are as follows:

	12/31/2023
Composition	Within 12 months	Over 12 months	12/31/2023	12/31/2022
For administrative, disciplinary and criminal penalties		500	500	1,559
Letters of credits, guarantees and other commitments (1)	2,107,219		2,107,219	2,169,785
Commercial claims in progress (2)	1,513,027	1,307,565	2,820,592	1,540,253
Labor lawsuits	354,211	279,243	633,454	829,484
Pension funds - reimbursement	672,026	547,309	1,219,335	1,614,617
Other	776,102	1,186,298	1,962,400	2,293,034
Total	5,422,585	3,320,915	8,743,500	8,448,732

(1)	These amounts correspond to the ECL calculated for contingent transactions, which are mentioned in Note 4.

(2)	See also Note 43.2.

In the opinion of the Bank’s Management and its legal counsel, there are no other significant effects other than those disclosed in these consolidated Financial Statements, the amounts and settlement terms of which have been recognized based on the current value of such estimates, considering the probable settlement date thereof.

21.	OTHER NON-FINANCIAL LIABILITIES

The composition of other non-financial liabilities as of December 31, 2023 and 2022 is as follows:

Composition	12/31/2023	12/31/2022
Salaries, bonuses and payroll taxes payables	52,891,537	34,157,484
Withholdings	45,141,632	49,403,965
Miscellaneous payables	37,049,991	9,200,669
Taxes payables	33,767,097	24,013,937
Directors’ and syndics’ fees payable	17,494,014	2,136,436
Retirement pension payment orders pending settlement	1,588,373	3,503,012
Dividends payable (see Note 34)	80,142
Other	26,172,439	10,895,895
Total	214,185,225	133,311,398

22.	EMPLOYEE BENEFITS PAYABLE

The table below presents the amounts of employee benefits payable as of December 31, 2023 and 2022:

Short-term employee benefits	12/31/2023	12/31/2022
Vacation accrual	35,476,514	14,619,069
Salaries, bonuses and payroll taxes payables	17,415,023	19,538,415
Total short-term employee benefits	52,891,537	34,157,484

The Bank has not long-term employee benefits or post-employment benefits as of December 31, 2023 and 2022.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2023

(Translation of Financial Statements originally issued in Spanish – See Note 48)

(Figures stated in thousands of pesos in constant currency)

23.	ANALYSIS OF FINANCIAL ASSETS TO BE RECOVERED AND FINANCIAL LIABILITIES TO BE SETTLED

The following tables show the analysis of financial assets and liabilities the Bank expects to recover and settle as of December 31, 2023 and 2022:

12/31/2023	Without due date	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 6 months	Over 6 months and up to 12 months	Total up to 12 months	Over 12 months and up to 24 months	Over 24 months	Total over 12 months
Assets
Cash and deposits in banks	1,203,105,095
Debt securities at fair value through profit or loss		1,285,901	242,735,856	620,520,421	834,601,516	1,699,143,694	18,788,976	34,181,167	52,970,143
Derivative financial instruments		7,937,962	3,386,733	1,818,575		13,143,270
Repo transactions		615,582,382				615,582,382
Other financial assets	52,718,261	90,451,422	15,418	2,972,126		93,438,966	34,511	55,189,651	55,224,162
Loans and other financing (1)	7,844,494	914,818,946	220,082,349	173,923,162	157,171,020	1,464,995,477	133,783,385	227,035,517	360,818,902
Other debt securities		43,700,875	272,972	44,331,439	56,851,236	145,156,522	252,899,966	33,736,822	286,636,788
Financial assets delivered as guarantee	102,444,359	30,447,899				30,447,899
Equity instruments at fair value through profit or loss	3,213,841
Total assets	1,369,326,050	1,704,225,387	466,493,328	842,565,723	1,048,623,772	4,061,908,210	405,506,838	350,143,157	755,649,995

Liabilities
Deposits	1,678,922,497	1,468,496,724	138,012,172	44,635,643	39,978,607	1,691,123,146	190,666	4,301	194,967
Liabilities at fair value through profit or loss		13,825,475				13,825,475
Derivative financial instruments		722,082	1,043,884	130,385	891,528	2,837,879
Repo transactions		23,601,328				23,601,328
Other financial liabilities		362,562,577	1,082,105	1,033,831	1,798,591	366,477,104	2,688,938	5,325,901	8,014,839
Financing received from the BCRA and other financial institutions		9,204,268	3,610,758	444,049		13,259,075	6,389,125	150,811	6,539,936
Issued corporate bonds		346	2,164	12,827,488	40,567,916	53,397,914	5,466,099		5,466,099
Subordinated corporate bonds				5,723,805		5,723,805		322,503,988	322,503,988
Total liabilities	1,678,922,497	1,878,462,800	143,751,083	64,795,201	83,236,642	2,170,245,726	14,734,828	327,985,001	342,719,829

(1)	The amounts included in “without due date” are related to the non-performing portfolio.

12/31/2022	Without due date	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 6 months	Over 6 months and up to 12 months	Total up to 12 months	Over 12 months and up to 24 months	Over 24 months	Total over 12 months
Assets
Cash and deposits in banks	778,796,544
Debt securities at fair value through profit or loss		11,232,300	71,687,309	254,790,463	256,063,185	593,773,257	40,646,054	22,819,334	63,465,388
Derivative financial instruments		26,426	48,053	59,112		133,591
Repo transactions		192,852,624				192,852,624
Other financial assets	35,657,343	106,040,645	43,227	2,087,941		108,171,813		36,614,518	36,614,518
Loans and other financing (1)	4,535,346	819,990,162	154,227,903	175,343,260	186,873,034	1,336,434,359	183,431,484	339,688,171	523,119,655
Other debt securities		1,633,096,866	321,378,829	14,872,793	165,761,262	2,135,109,750	42,812,604	118,727,798	161,540,402
Financial assets delivered as guarantee	95,353,885
Equity instruments at fair value through profit or loss	2,614,136
Total assets	916,957,254	2,763,239,023	547,385,321	447,153,569	608,697,481	4,366,475,394	266,890,142	517,849,821	784,739,963

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2023

(Translation of Financial Statements originally issued in Spanish – See Note 48)

(Figures stated in thousands of pesos in constant currency)

12/31/2022	Without due date	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 6 months	Over 6 months and up to 12 months	Total up to 12 months	Over 12 months and up to 24 months	Over 24 months	Total over 12 months
Liabilities
Deposits	1,993,987,527	1,661,474,368	324,005,727	49,846,154	4,581,098	2,039,907,347	19,603	44,789	64,392
Liabilities at fair value through profit or loss		1,638,088				1,638,088
Derivative financial instruments		5,340	2,042			7,382
Other financial liabilities		406,776,711	1,124,905	956,320	1,971,058	410,828,994	2,748,148	7,107,542	9,855,690
Financing received from the BCRA and other financial institutions		908,378	1,592,445	4,993,630	132,983	7,627,436
Issued corporate bonds			20,203			20,203	8,436,248		8,436,248
Subordinated corporate bonds				4,422,672		4,422,672		220,195,153	220,195,153
Total liabilities	1,993,987,527	2,070,802,885	326,745,322	60,218,776	6,685,139	2,464,452,122	11,203,999	227,347,484	238,551,483

(1)	The amounts included in “without due date” are related to the non-performing portfolio.

24.	DISCLOSURES BY OPERATING SEGMENT

For management purposes, the Bank’s Management has determined that it has only one operating segment related to the banking business. In this sense, the Bank supervises the operating segment income (loss) for the fiscal year in order to make decisions about resources to be allocated to the segment and assess its performance, which is measured on a consistent basis with the profit or loss in the Financial Statements.

25.	INCOME TAX

a)	Inflation adjustment on income tax

Tax Reform Law 27430, amended by Laws 27468 and 27541, established the following, regarding inflation adjustment on income tax for the fiscal years beginning on January 1, 2018:

i)	such adjustment will be applicable in the fiscal year in which the variation of the CPI is higher than 100% for the thirty-six months before the end of the tax period;

ii)	regarding the first, second and third fiscal year after its effective date, this procedure will be applicable if the variation of the abovementioned index, calculated from the beginning until the end of each of those fiscal years exceeds 55%, 30% and 15% for the first, second and third fiscal years of application, respectively;

iii)	the positive or negative inflation adjustment, as the case may be, corresponding to the first, second and third fiscal years beginning on January 1, 2018, shall be allocated one third in the fiscal year for which the adjustment is calculated and the remaining two thirds in equal parts in the following two immediate fiscal years;

iv)	the positive or negative inflation adjustment, corresponding to the first and second fiscal years beginning on January 1, 2019, shall be allocated one sixth to the fiscal year in which the adjustment is determined and the remaining five sixth in the following immediate fiscal years; and

v)	for fiscal years beginning on January 1, 2021, 100% of the adjustment may be deducted in the year in which it is determined.

As of December 31, 2023 and 2022, all the conditions established by the income tax Law to practice the inflation adjustment are met (see section “Fiscal years 2019 and 2020” and “Fiscal year 2021” of this note).

b)	Income tax rate

On June 16, 2021, through Decree No. 387/2021, Law No. 27630 was issued. This law established for fiscal years beginning on or after January 1, 2021, a progressive tax rates scheme of 25%, 30% and 35% which will be applied, on a progressive basis, to the taxable accumulated net profit at the end of each fiscal year.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2023

(Translation of Financial Statements originally issued in Spanish – See Note 48)

(Figures stated in thousands of pesos in constant currency)

c)	The main items of deferred income tax:

Composition	12/31/2023	12/31/2022
Deferred tax assets
Loans and other financing	25,658,899	11,286,740
Provisions and employee benefits	5,682,945	4,819,092
Allowances for contingencies	1,710,376	2,790,085
Leases	1,816,255	1,038,052
Investments in other companies	622,731	194,596
Other	5,259,223	2,278,370
Total deferred tax assets	40,750,429	22,406,935
Deferred tax liabilities
Property, plant and equipment and other non-financial assets	41,254,233	34,560,135
Intangible assets	22,936,686	18,880,518
Tax effects on forward sales	15,669,095	9,632,038
Other	5,636,416	454,475
Total deferred tax liabilities	85,496,430	63,527,166
Net deferred tax liabilities	44,746,001	41,120,231

In the consolidated Financial Statements, tax assets (current and deferred) of an entity of the Group shall not be offset with the tax liabilities (current and deferred) of another entity of the Group because they correspond to income tax applicable to different taxpayers and also they are not legally entitled before the tax authority to pay or receive only one amount to settle the net position.

Changes in net deferred tax liabilities as of December 31, 2023 and 2022 are summarized as follows:

Composition	12/31/2023	12/31/2022
Net deferred tax liabilities at beginning of the fiscal year	41,120,231	34,238,116
Net deferred tax assets from Banco BMA SAU and its subsidiaries at the acquisition date	(145,235)
Loss for deferred taxes recognized in the statement of income	3,771,005	6,882,115
Net deferred tax liabilities at fiscal year end	44,746,001	41,120,231

The income tax charge exposed in the Statement of income and Other Comprehensive Income differs from the income tax charge that would result if all profits had been taxed at the current tax rate.

The main items of income tax expense in the consolidated Financial Statements are as follows:

Composition	12/31/2023	12/31/2022
Current income tax expense	278,656,647	53,699,560
Loss for deferred taxes	3,771,005	6,882,115
Income tax loss recorded in the statement of income	282,427,652	60,581,675
Income tax loss / (profit) recorded in other comprehensive income	16,652,732	(7,616,806)
Total	299,080,384	52,964,869

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2023

(Translation of Financial Statements originally issued in Spanish – See Note 48)

(Figures stated in thousands of pesos in constant currency)

The table below shows the reconciliation between income tax and the amounts obtained by applying the current tax rate in Argentina to the income carrying amount:

Composition	12/31/2023	12/31/2022
Income carrying amount before income tax	870,082,497	194,628,970
Applicable income tax rate	35%	35%
Income tax on income carrying amount	304,528,874	68,120,140
Net permanent differences and other tax effects including the fiscal inflation adjustment	(22,101,222)	(7,538,465)
Total income tax	282,427,652	60,581,675

As of December 31, 2023 and 2022, the effective income tax rate is 32.5% and 31.1%, respectively.

Fiscal years 2019 and 2020

As decided by the Board of Directors in the meeting held on May 11, 2020, considering certain case law on the matter assessed by its legal counsel and tax advisors, on May 26 of that year, the Bank filed with the Administración Federal de Ingresos Públicos (AFIP, for its acronym in Spanish) its annual income tax return considering the total effect of the inflation adjustment on income tax (see section a) iv) of this note). As a result, the current income tax determined by Banco Macro SA for fiscal year 2019 amounted to 7,002,124 (not restated). The same criterion was applied to determine the annual income tax report for 2020, which generated accrued income tax for Banco Macro SA for such fiscal year that amounted to 9,933,210 (not restated).

In addition, on July 23, 2021, the Bank filed a reimbursement action with the AFIP requesting that 254,305 (not restated) paid as income tax for the 2020 tax period be reimbursed.

As to the tax periods mentioned in previous paragraphs, on November 1, 2021, the AFIP notified the beginning of an income tax audit, which is in progress.

Along with the filings mentioned in the first paragraph of this section, on December 28, 2021, the Bank filed petitions for declaratory judgment with the Federal Administrative Contentious Court for the periods under analysis. The file 22274/2021, for the fiscal year 2019, is in process in Court No. 12 and the file 22278/2021, for the fiscal year 2020, is in process in Court No. 1.

Fiscal year 2021

On October 17, 2022, Banco Macro SA filed a reimbursement action with the AFIP requesting that 382,189 (not restated) paid as income tax for the 2021 tax period be reimbursed.

On January 3, 2023, the AFIP notified the beginning of an income tax audit related to the abovementioned fiscal year, which is in progress.

Fiscal year 2022

On June 30, 2023, Banco Macro SA filed a reimbursement action with the AFIP requesting that 654,673 (not restated) paid as income tax for the 2022 tax period be reimbursed.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2023

(Translation of Financial Statements originally issued in Spanish – See Note 48)

(Figures stated in thousands of pesos in constant currency)

Reimbursement actions – Fiscal years 2013 to 2017 and 2018

On October 24, 2019, Banco Macro SA filed with the AFIP-DGI (Argentine tax authorities) two reimbursement actions under the terms established by the first paragraph of section 81, Law No. 11683 requesting the reimbursement of 4,782,766 and 5,015,451 (not restated amounts) paid to tax authorities as income tax during tax periods 2013 through 2017 and 2018, respectively, arising from the impossibility to apply the adjustment for inflation and other adjustment mechanisms set forth by income tax Law (prior to the amendments introduced by Laws No. 27430 and 27468 for periods 2013 through 2017, and as revised in 2019 and amended for the 2018 tax period), plus the related compensatory interest (SIGEA [case and file management system] files No. 19144-14224/2019 and 19144-14222/2019). Since tax authorities have not yet issued a resolution with respect to the abovementioned claims, on August 7, 2020, the Bank filed both reimbursement requests under the terms of section 81, Law No. 11683 with the Federal Contentious and Administrative Trial Courts, which are pending in Courts No. 8 and 2 of such jurisdiction, respectively (cases No. 11285/2020 and 11296/2020). Currently, in connection with the file for the fiscal year 2018, the evidence stage is closed and the process for allegation was delivered.

In connection with the tax periods mentioned in the previous paragraph, on December 19, 2019, the AFIP notified the beginning of the income tax audit for the 2018 tax period, and on May 3, 2021, it notified the beginning of the income tax audit for periods 2013 through 2017. On October 4, 2021, the AFIP ended the audit for periods 2013 through 2017 as the Bank had exercised in due time its right to resort to justice, and that the admission of reimbursement is subject to a court decision.

26.	COMMISSIONS INCOME

Composition	12/31/2023	12/31/2022
Performance obligations satisfied at a point in time
Commissions related to obligations	137,669,112	132,936,263
Commissions related to credit cards	79,093,028	77,162,568
Commissions related to insurance	12,210,984	13,160,484
Commissions related to securities value	8,041,734	3,934,683
Commissions related to trading and foreign exchange transactions	5,092,503	4,755,361
Commissions related to loans and other financing	1,435,003	1,346,940
Commissions related to financial guarantees granted	548,626	32,339
Performance obligations satisfied over certain time period
Commissions related to credit cards	1,040,818	1,269,694
Commissions related to trading and foreign exchange transactions	502,875	183,793
Commissions related to loans and other financing	74,150	22,379
Commissions related to obligations	3,716	4,893
Total	245,712,549	234,809,397

27.	DIFFERENCES IN QUOTED PRICES OF GOLD AND FOREIGN CURRENCY

Composition	12/31/2023	12/31/2022
Translation of foreign currency assets and liabilities into pesos	795,283,241	190,210,057
Income from foreign currency exchange	2,934,750	3,714,641
Total	798,217,991	193,924,698

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2023

(Translation of Financial Statements originally issued in Spanish – See Note 48)

(Figures stated in thousands of pesos in constant currency)

28.	OTHER OPERATING INCOME

Composition	12/31/2023	12/31/2022
Services	39,485,063	30,073,157
Adjustments and interest from other receivables	10,609,488	7,409,095
Adjustments from other receivables with CER clauses	7,790,354	5,229,772
Other receivables from financial intermediation	5,230,985	2,951,962
Other	9,774,382	20,281,433
Total	72,890,272	65,945,419

29.	EMPLOYEE BENEFITS

Composition	12/31/2023	12/31/2022
Remunerations	188,854,414	166,849,835
Payroll taxes	47,630,616	41,170,900
Compensations and bonuses to employees	33,353,002	25,271,715
Employee services	8,671,106	8,479,122
Total	278,509,138	241,771,572

30.	ADMINISTRATIVE EXPENSES

Composition	12/31/2023	12/31/2022
Taxes	26,941,364	19,979,498
Fees to directors and syndics	26,925,241	6,150,654
Maintenance, conservation and repair expenses	21,441,643	19,420,752
Other fees	16,572,872	11,766,928
Armored truck, documentation and events	15,437,848	16,422,544
Security services	11,899,472	11,715,106
Electricity and communications	10,395,529	10,789,374
Software	9,523,176	7,761,645
Advertising and publicity	9,292,109	7,395,622
Hired administrative services	3,025,778	830,539
Representation, travel and transportation expenses	2,829,322	2,127,956
Insurance	1,177,393	1,285,097
Stationery and office supplies	1,069,576	846,370
Leases	470,912	540,357
Other	7,223,754	4,901,315
Total	164,225,989	121,933,757

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2023

(Translation of Financial Statements originally issued in Spanish – See Note 48)

(Figures stated in thousands of pesos in constant currency)

31.	OTHER OPERATING EXPENSES

Composition	12/31/2023	12/31/2022
Turnover tax	190,149,358	128,711,123
From credit cards	61,395,366	53,529,578
Other adjustments and interests for miscellaneous obligations	9,470,756	3,754,386
Charges for other provisions	8,823,373	7,420,199
Deposit guarantee fund contributions	5,707,873	5,957,321
Insurance claims	2,570,038	1,357,839
Loss from sale or impairment of investment in properties and other non-financial assets	1,381,674	1,688,836
Donations	1,262,484	1,308,743
Taxes	362,433	2,624,857
Other	40,180,695	27,181,079
Total	321,304,050	233,533,961

32.	ADDITIONAL DISCLOSURES IN THE STATEMENT OF CASH FLOWS

The Statement of Cash Flows presents the changes in cash and cash equivalents derived from operating activities, investing activities and financing activities during the fiscal year. For the preparation of the statement of cash flows, the Bank adopted the indirect method for Operating Activities and the direct method for Investment Activities and Financing Activities.

The Bank considers as “Cash and cash equivalents” the item Cash and deposits in banks and those financial assets that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

For the preparation of the Statement of Cash Flows the Bank considered the following:

-	Operating activities: the normal revenue-producing activities of the Bank as well as other activities that cannot qualify as investing or financing activities.

-	Investing activities: the acquisition, sale and disposal by other means of long-term assets and other investments not included in cash and cash equivalents.

-	Financing activities: activities that result in changes in the size and composition of the shareholders’ equity and liabilities of the Bank and that are not part of the operating or investing activities.

The table below presents the reconciliation between the item “Cash and cash equivalents” in the Statement of Cash Flows and the relevant accounting items of the Statement of financial position:

Description	12/31/2023	12/31/2022	12/31/2021
Cash and deposits in banks	1,203,105,095	778,796,544	1,045,370,900
Debt securities at fair value through profit or loss	133,754,676		29,481
Other debt securities	43,575,623	1,553,777,415	831,532,788
Loans and other financing	4,042,417	2,757,956	3,116,407
Total	1,384,477,811	2,335,331,915	1,880,049,576

33.	CAPITAL STOCK

The Bank’s subscribed and paid-in capital from December 31, 2020 to December 31, 2023, amounted to 639,413. The capital stock composition is detailed in Exhibit K to the separate Financial Statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2023

(Translation of Financial Statements originally issued in Spanish – See Note 48)

(Figures stated in thousands of pesos in constant currency)

34.	EARNINGS PER SHARE - DIVIDENDS

Basic earnings per share were calculated by dividing net profit attributable to common shareholders of the Bank by the weighted average number of common shares outstanding during the fiscal year.

In calculating the weighted average of outstanding common shares, the number of shares at the beginning of the year is adjusted, if applicable, by the number of common shares issued or withdrawn during the fiscal year, weighted by the number of days those shares have been outstanding. Note 33 provides a breakdown of the changes in the Bank's capital stock.

The calculation of basic earnings per share is provided in the “Earnings per share” table of the consolidated income Statement. See also Note 44.

Dividends paid and proposed

During 2020 and 2021, the BCRA issued Communiqués that suspended the payment of earnings distributions resolved by the Shareholders’ Meetings. As a consequence of the abovementioned suspensions, as of December 31, 2021 dividends pending distribution amounted to 26,580,415 (not restated), which had been approved by the Shareholders’ Meetings held on April 30 and October 21, 2020 and April 30, 2021.

On December 16, 2021, the BCRA issued Communiqué “A” 7421, which established: (i) from January 1, 2022, through December 31, 2022, financial institutions were allowed to distribute up to 20% of the amount of earnings that should have been distributed if the “Earnings distributions” rules had been applied, and (ii) financial institutions that have the BCRA’s authorization for the earnings distributions have to perform it in 12 equal, monthly and consecutive installments.

On May 12, 2022, the BCRA approved the dividends distribution requested by the Bank in accordance with the Communiqué mentioned in the previous paragraph for an amount of 19,751,444 (not restated), which was paid during the fiscal year ended December 31, 2022 according to the schedule. Additionally, the balance of the approved dividends pending of payment for exceeding the abovementioned limit, amounted to 6,828,971 (not restated).

Moreover, the Shareholders’ Meeting held on April 29, 2022, resolved to distribute cash dividends or dividends in kind, in this case, measured at market value for an amount of 14,187,873 (not restated), representing 22.18 pesos per share, subject to prior authorization from the BCRA which, added to the dividends still to be paid because they exceeded the abovementioned limit, amounted to 21,016,844 (not restated) and were recorded in a “Reserve for dividends pending authorization from the BCRA”. Through Communiqué “A” 7719 issued on March 9, 2023, the BCRA established that from April 1, 2023 up to December 31, 2023, financial institutions which have the BCRA’s authorization, will be allowed to distribute up to 40% of the amount of earnings that should have been distributed if the “Earnings distributions” rules had been applied, in six equal, monthly and consecutive installments.

The Shareholders’ Meeting held on April 25, 2023, decided to distribute a cash dividend and/or a dividend in kind, in this case measured at market value, for an amount of 75,040,918, representing 117.36 pesos per share, prior to BCRA authorization. On May 12, 2023 the BCRA authorized this earning distribution that shall be paid in six equal, monthly and consecutive installments. As of the date of issuance of these consolidated Financial Statements all the installments were paid. See also Note 44 together with the earnings distribution proposal.

Finally, as mentioned in Note 14, on September 29, 2023, Comercio Interior SAU distributed cash dividends for an amount of 440,000 (not restated).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2023
(Translation of Financial Statements originally issued in Spanish – See Note 48)
(Figures stated in thousands of pesos in constant currency)

35.	DEPOSIT GUARANTEE INSURANCE

Law No. 24485 and Decree No. 540/1995 created the Deposit Guarantee Insurance System, which was featured as a limited, compulsory and onerous system, aimed at covering the risks of bank deposits, as subsidiary and supplementary to the deposit privilege and protection system established under the Financial Entities Law. The abovementioned legislation also provided for the incorporation of Sedesa with the exclusive purpose of managing the Deposit Guarantee Fund (DGF), Sedesa was incorporated in August 1995.

Entity’s interest in the capital stock of Sedesa according to the percentages disclosed by BCRA Communiqué “B” 12503 on March 22, 2023 is as follows:

Banco Macro SA	7.6859%

Banco BMA SAU	1.7400%

All deposits in pesos and foreign currency placed in participating entities in the form of checking accounts, savings accounts, certificates of deposits or other forms of deposit that the BCRA may determine up to the amount of 6,000 which must meet the requirements provided for in Presidential Decree No. 540/1995 and other requirements that the regulatory authority may determine from time to time.

On the other hand, the BCRA provided from the exclusion of the guarantee system, among others, of any deposits made by other financial entities, deposits made by persons related to the Bank and securities deposits.

36.	RESTRICTED ASSETS

As of December 31, 2023 and 2022, the following Bank’s assets are restricted:

Composition		12/31/2023	12/31/2022
Cash and deposits in banks
•	Fondo de Riesgo Fintech SGR – Deposits in other entities (1).	1,051	181
	Subtotal cash and deposits in banks	1,051	181

Debt securities at fair value through profit or loss and Other debt securities
•	Fondo de Riesgo Fintech SGR – Debt securities at fair value through profit or loss and other debt securities (1).	13,198,194	14,764,011
•	Argentine government discount bonds in dual currency - Maturity: 02/28/2024 as of December 31, 2023 and Argentine government Treasury bonds in pesos adjusted by CER 1.40% - Maturity 03/27/2023, as of December 31, 2022, for the contribution to the Guarantee Fund II in BYMA according to section 45, Law 26831 and supplementary regulations established by CNV standards (NT 2013, as amended).	1,270,908	46,372
•	Discount bonds in pesos regulated by Argentine legislation, maturing in 2033, to guarantee the Credit Program for Production Reactivation of the Province of San Juan. Auction No. 2.	948,601
•	Discount bonds in pesos regulated by Argentine legislation, maturing in 2033 for the minimum statutory guarantee account required for Agents to act in the new categories contemplated under Resolution No. 622/2013, as amended, of the Argentine Securities Commission (CNV).	273,824	289,160
•	Argentine government Treasury bonds in pesos adjusted by CER 2% – Maturity: 11/09/2023, to guarantee the Credit Program for Production Reactivation of the Province of San Juan.	236,952
•	Discount bonds in pesos regulated by Argentine legislation, maturing in 2033, as of December 31, 2023 and Argentine government Treasury bonds in pesos adjusted by CER 1.40% - Maturity 03/27/2023 as of December 31, 2022, to guarantee the sectoral Credit Program of the Province of San Juan, production investment financing fund.	142,642	259,462
•	Discount bonds in pesos regulated by Argentine legislation, maturing in 2033, as of December 31, 2023 and Argentine government Treasury bonds in pesos adjusted by CER 1.40% - Maturity 03/27/2023 as of December 31, 2022, to guarantee the Regional Economies Competitiveness Program – IDB loan No. 3174/OC-AR.	15,046	104,888
•	Argentine government Treasury bills in pesos adjusted by CER – Maturity: 02/17/2023.		463,748
•	Other.	400,448
	Subtotal Debt securities at fair value through profit or loss and Other debt securities	16,486,615	15,927,641

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2023
(Translation of Financial Statements originally issued in Spanish – See Note 48)
(Figures stated in thousands of pesos in constant currency)

Composition (contd.)		12/31/2023	12/31/2022
Other financial assets
•	Interests derived from contributions made as protector partner (2).	8,171,284	7,516,007
•	Fondo de Riesgo Fintech SGR – Mutual fund shares (1).	1,768,691	375,252
•	Financial instruments for minimum statutory guarantee account required for Agents to act in the new categories contemplated under Resolution No. 622/2013, as amended, of the CNV.	338,679	452,946
•	Sundry debtors – other.	285,858	27,363
•	Sundry debtors – attachment within the scope of the claim filed by the DGR against the CABA for turnover tax differences.	827	2,575
	Subtotal Other financial assets	10,565,339	8,362,662

Loans and other financing
•	Fondo de Riesgo Fintech SGR – Loans and other financing (1).	190,204	15,882
	Subtotal Loans and other financing	190,204	15,882

Financial assets delivered as a guarantee
•	Special guarantee checking accounts opened in the BCRA for transactions related to the electronic clearing houses and similar entities.	68,117,546	77,305,537
•	For securities forward contracts.	30,447,899
•	Guarantee deposits related to credit and debit card transactions.	8,498,400	12,591,964
•	Other guarantee deposits.	25,828,413	5,456,384
	Subtotal Financial assets delivered as guarantee	132,892,258	95,353,885

Other non-financial assets
•	Real property related to a call option sold.	7,440,213	7,648,643
•	Fondo de Riesgo Fintech SGR – Other non-financial assets (1).	11,027	40,352
	Subtotal Other non-financial assets	7,451,240	7,688,995
	Total	167,586,707	127,360,727

(1)	According to Law 24467, as amended, and Fintech SGR By-Law, this entity has a risk fund (“Fondo de Riesgo”) which its main objective is to cover the guarantees granted to the protector partners and third parties. The assets of the risk fund could only be applied to partners’ withdrawals, to cover guarantees and other direct expenses.

(2)	As of December 31, 2023 it is related to the risk fund Fintech SGR, Alianza SGR and Innova SGR. As of December 31, 2022 it is related to the risk fund Fintech SGR and Garantizar SGR. In order to keep tax benefits related to these contributions, they must be maintained between two and three years from the date they were made.

37.	TRUST ACTIVITIES

The Bank is related to several types of trusts. The different trust agreements according to the business purpose sought by the Bank are disclosed below:

37.1	Financial trusts for investment purposes

Debt securities include mainly prepayments towards the placement price of provisional trust securities of the financial trusts under public and private offerings (Confibono and Secubono). The assets managed for these trusts are mainly related to securitizations of consumer loans. Trust securities are placed once the public offering is authorized by the CNV. Upon expiry of the placement period, once all trust securities have been placed on the market, the Bank recovers the disbursements made, plus an agreed-upon compensation. If after making the best efforts, such trust securities cannot be placed, the Bank will retain the definitive trust securities.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2023
(Translation of Financial Statements originally issued in Spanish – See Note 48)
(Figures stated in thousands of pesos in constant currency)

In addition, the Bank’s portfolio is completed with financial trusts for investment purposes, trust securities of definitive financial trusts in public and private offering (Confibono, Secubono, Supercanal, Payway cobro anticipado, Solidario de Infraestructura Nasa IV, Moni Mobile and Red Surcos) and certificates of participation (Arfintech).

As of December 31, 2023 and 2022, debt securities and certificates of participation in financial trusts for investment, amounted to 877,222 and 2,961,172, respectively.

According to the latest accounting information available as of the date of issuance of these consolidated Financial Statements, the corpus assets of the trusts exceed the carrying amount in the related proportions.

37.2	Trusts created using financial assets transferred by the Bank (securitization)

The Bank transferred financial assets (loans) to trusts for the purpose of issuing and selling securities for which collection is guaranteed by the cash flow resulting from such assets or group of assets. Through this way the funds that were originally used by the Bank to finance the loans are obtained earlier.

As of December 31, 2023 and 2022, considering the latest available accounting information as of the date of issuance of these consolidated Financial Statements, the assets managed through Macro Fiducia SAU (subsidiary) of this type of trusts amounted to 2,636 and 36,372, respectively.

37.3	Trusts guaranteeing loans granted by the Bank

As it is common in the Argentine banking market, the Bank requires, in some cases, that the debtors present certain assets or entitlements to receive assets in a trust as a guarantee for the loans granted. This way, the risk of losses is minimized and access to the security is guaranteed in case of the debtor's non-compliance.

Trusts usually act as conduits to collect cash from the debtor’s flow of operations and send such cash to the Bank for the payment of the debtor’s loans and thus ensure compliance with the obligations assumed by the trustor and guaranteed through the trust.

Additionally, other guarantee trusts manage specific assets, mainly real property.

Provided there is no non-compliance or delays by the debtor in the obligations assumed with the beneficiary, the trustee shall not execute the guarantee and all excess amounts as to the value of the obligations are reimbursed by the trustee to the debtor.

As of December 31, 2023 and 2022, considering the latest available accounting information as of the date of issuance of these consolidated Financial Statements, the assets managed by Banco Macro SA and Macro Fiducia SAU, amounted to 801,979 and 8,474,233, respectively.

37.4	Trusts in which the Bank acts as Trustee (Management)

The Bank, through its subsidiaries, performs management duties of the corpus assets directly according to the agreements, performing only trustee duties and has no other interests in the trust.

In no case shall the Trustee be liable with its own assets or for any obligation deriving from the performance as trustee. Such obligations do not imply any type of indebtedness or commitment for the trustee and they will be fulfilled only through trust assets. In addition, the trustee will not encumber the corpus assets or dispose of them beyond the limits established in the related trust agreements. The fees earned by the Bank from its role as trustee are calculated according to the terms and conditions of the agreements.

Trusts usually manage funds derived from the activities performed by trustors, for the following main purposes:

-	Guaranteeing, in favor of the beneficiary the existence of the resources required to finance and/or pay certain obligations, such as the payment of amortization installments regarding work or service certificates, and the payment of invoices and fees stipulated in the related agreements.

-	Promoting the production development of the private economic sector at a provincial level.

-	Being a party to public work concession agreements granting road exploitation, management, keeping and maintenance.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2023
(Translation of Financial Statements originally issued in Spanish – See Note 48)
(Figures stated in thousands of pesos in constant currency)

As of December 31, 2023 and 2022, considering the latest available accounting information as of the date of issuance of these consolidated Financial Statements, the assets managed by the Bank amounted to 36,828,076 and 55,463,790, respectively.

38.	COMPLIANCE WITH CNV REGULATIONS

38.1	Compliance with CNV standards to act in the different agent categories defined by the CNV:

38.1.1	Operations of Banco Macro SA

Considering Banco Macro SA’s current operations, and according to the different categories of agents established by CNV rules (as per General Resolution No. 622/2013, as amended), the Bank is registered with this agency as agent for the custody of collective investment products of mutual funds (AC PIC FCI, for their acronyms in Spanish) – Comprehensive Depositary company, clearing and settlement agent and trading agent (ALyC and AN – comprehensive, for their acronyms in Spanish) and is registered in the “List of Authorized companies to guarantee capital market instruments”.

Additionally, the Bank’s shareholders’ equity as of December 31, 2023 stated in UVAs amounted to 4,411,229,931 and exceeds the minimum amount required by such regulation for the different categories of agents in which the Bank is registered, amounting to 470,350 UVAs as of that date, and the minimum required statutory guarantee account of 235,175 UVAs, which the Bank paid-in with government securities as described in Note 36 and the cash deposits in BCRA accounts 000285 and 80285 belonging to the Bank.

38.1.2	Operations of Macro Securities SAU

Considering the current operations of this subsidiary, and according to the provisions established by CNV effective as of the approval of General Resolution No, 622/2013, as amended, issued by such agency, such company is registered under the following categories: clearing and settlement agent, trading agent, comprehensive trading agent and mutual investment funds placement and distribution agent and comprehensive mutual investment funds placement and distribution agent (ALyC, AN – comprehensive, ACyD FCI and ACyDI FCI).

Additionally, the shareholders’ equity of such company as of December 31, 2023 stated in UVAs amounted to 120,340,957 and exceeds the minimum amount required by such regulation, amounting to 470,350 UVAs and the minimum statutory guarantee account required a minimum of 50% of the minimum amount of Shareholders’ equity, which the company paid-in with mutual fund shares. Moreover, as result of the company acting as “ACyD FCI and ACyDI FCI” an amount of 163,500 UVAs will be added to minimum Shareholder’s equity.

38.1.3	Operations of Macro Fondos Sociedad Gerente de Fondos Comunes de Inversión SA

Considering the current operations of this subsidiary, and according to the provisions established by CNV effective as of the approval of General Resolution No. 622/2013, as amended, issued by such agency, such company is registered as agent for the Administration of Collective Investment Products of Mutual Funds.

Additionally, the shareholders’ equity of this company as of December 31, 2023 stated in UVAs amounted to 21,742,544 and exceeds the minimum amount required by such regulation, amounting to 150,000 UVAs plus 20,000 UVAs per each additional mutual fund it manages. The minimum statutory guarantee account required a minimum of 50% of the minimum amount of Shareholders’ equity, which the company paid-in with mutual fund shares.

38.1.4	Operations of Macro Fiducia SAU

Considering the current operations of this subsidiary and according to the provisions established by CNV effective as of the approval of General Resolution No. 622/2013, as amended, issued by such agency, such company is registered as financial trustee agent and non-financial trustee agent.

Additionally, the shareholders’ equity of such company as of December 31, 2023 stated in UVAs amounted to 1,308,353 and exceeds the minimum amount required by General Resolution 795 established in 950,000 UVAs. The minimum statutory guarantee account required a minimum of 50% of the minimum amount of Shareholders’ equity, which the company paid-in with mutual fund shares.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2023
(Translation of Financial Statements originally issued in Spanish – See Note 48)
(Figures stated in thousands of pesos in constant currency)

38.1.5	Operations of Comercio Interior SAU

As mentioned in Notes 1 and 13, on May 18, 2023, Banco Macro SA acquired 100% of Comercio Interior SAU. Considering the current operations of this subsidiary and according to the provisions established by CNV effective as of the approval of General Resolution No. 622/2013, as amended, issued by such agency, this company is registered as Comprehensive Clearing and Settlement Agent – Agroindustrial (ALyC I AGRO).

Additionally, the shareholders’ equity of such company as of December 31, 2023 stated in UVAs amounted to 1,692,696 and exceeds the minimum amount required by such General Resolution established in 470,000 UVAs. The minimum statutory guarantee account required a minimum of 40% of the minimum amount of shareholders’ equity.

On August 2, 2023, the company requested its deregistration as ACyDI, which was approved on December 6, 2023.

38.1.6	Operations of Banco BMA SAU (formerly known as Banco Itaú Argentina SA)

As mentioned in Notes 1 and 13, on November 2, 2023, the Central Bank of Argentina authorized the purchase of Banco BMA SAU (formerly known as Banco Itaú Argentina SA), BMA Asset Management SA (formerly known as Itaú Asset Management SA) and BMA Valores SA (formerly known Itaú Valores SA).

Considering the current operations of this subsidiary and according to the provisions established by CNV effective as of the approval of General Resolution No. 622/2013, as amended, issued by such agency, this company is registered as Comprehensive Settlement and Clearing Agent and Trading Agent (ALyC and AN – comprehensive) and as Agent for the Custody of Collective Investment Products of Mutual Funds (AC PIC FCI).

Additionally, the shareholders’ equity of such company as of December 31, 2023 stated in UVAs amounted to 450,268,602 and exceeds the minimum amount required by such General Resolution established in 470,350 UVAs, and is integrated with cash balances and equivalents belonging to Banco BMA SAU.

On the other hand, BMA Asset Management SA (formerly known as Itaú Asset Management SA) exceeds the minimum shareholders’ equity required, established in 255,000 UVAs, integrated into eligible assets indicated in Annex I, Chapter I, Title VI of the CNV standards (NT 2013, as amended) in mutual funds. Similarly, BMA Valores SA (formerly known as Itaú Valores SA) exceeds the minimum shareholders’ equity required, established in 316,725 UVAs, also integrated into mutual funds.

38.2	Documents in custody

As a general policy, the Bank delivers for custody to third parties the documentary support of its aged accounting and management operations, i.e. those whose date is prior to the last fiscal year-end. In compliance with CNV General Resolution No. 629 requirements, the Bank has placed (i) the Inventory Books for fiscal years ended up to and including December 31, 2017, and (ii) certain documentation supporting the economic transactions for fiscal years ended up to and including December 31, 2017, under the custody of the following companies: AdeA Administradora de Archivos SA (warehouse located at Ruta 36, km 31.5, Florencio Varela, Province of Buenos Aires) and ADDOC Administración de Documentos SA (warehouse located at Avenida Circunvalación Agustín Tosco with no number, Colectora Sur, between Puente San Carlos and Puente 60 blocks, Province of Córdoba and Avenida Luis Lagomarsino 1750, formerly Ruta 8 Km 51,200, Pilar, Province of Buenos Aires).

In addition, the documentary support in digital format is stored in CD rom, DVD rom and the Bank’s own servers.

On the other hand, Banco BMA SAU safeguards the documentary support of its aged accounting and management operations, as established by CNV General Resolution No. 629, in its facilities at Victoria Ocampo No. 360, 7th floor. Additionally, ADDOC Administración de documentos SA is entrusted with the deposit of documentation not included in article 5, paragraph a.3) Section I, Chapter V, Title II of the standards (NT 2013, as amended), as well as aged documentation, which is placed in its Plant 3 warehouses, located at Ruta 36, km 31,500, Bosques, Florencio Varela, Province of Buenos Aires.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2023
(Translation of Financial Statements originally issued in Spanish – See Note 48)
(Figures stated in thousands of pesos in constant currency)

38.3	As depositary of mutual funds

38.3.1	As of December 31, 2023 Banco Macro SA, in its capacity as depositary company, holds in custody the shares in mutual funds subscribed by third parties and assets from the following mutual funds:

Funds	Number of shares	Equity
Argenfunds Abierto Pymes	3,395,118,210	36,292,401
Argenfunds Ahorro Pesos	219,019,594	12,869,141
Argenfunds Gestión Pesos	100,000	100
Argenfunds Infraestructura	53,634	186
Argenfunds Inversión Dólares	1,000	808
Argenfunds Inversión Pesos	1,257,894,708	3,070,031
Argenfunds Liquidez	8,185,225,762	62,665,262
Argenfunds Renta Argentina	276,239,550	16,986,764
Argenfunds Renta Balanceada	576,696,850	22,620,396
Argenfunds Renta Capital	17,395,743	14,401,148
Argenfunds Renta Crecimiento	3,561,871	2,829,405
Argenfunds Renta Dinámica	87,902,584,421	16,207,766
Argenfunds Renta Fija	562,316,270	56,361,740
Argenfunds Renta Flexible	46,040,329	758,656
Argenfunds Renta Global	320,257,696	6,959,975
Argenfunds Renta Mixta	230,289,873	2,556,714
Argenfunds Renta Mixta Plus	1,352,780	985,752
Argenfunds Renta Pesos	96,499,608	7,014,721
Argenfunds Renta Total	548,961,979	2,400,303
Argenfunds Renta Variable	464,860,603	135,231
Argenfunds Retorno Absoluto	183,704,189	2,234,105
Pionero Acciones	27,311,674	15,077,147
Pionero Ahorro Dólares	18,783,148	14,784,099
Pionero Argentina Bicentenario	424,876,097	10,334,738
Pionero Capital	13,010	103
Pionero Crecimiento	3,263,377,175	13,407,144
Pionero Desarrollo	6,946,940,217	30,817,687
Pionero Empresas FCI Abierto Pymes	380,820,096	11,768,957
Pionero FF	58,593,299	5,008,037
Pionero Gestión	2,151,203,219	27,550,902
Pionero Infraestructura	3,578,769,248	10,156,263
Pionero Pesos	1,624,969,051	67,068,175
Pionero Pesos Plus	26,250,833,465	650,275,506
Pionero Recovery	100,000	100
Pionero Renta	53,983,122	31,550,753
Pionero Renta Ahorro	215,602,532	22,807,841
Pionero Renta Ahorro Plus	1,839,539,908	52,100,083
Pionero Renta Balanceado	12,720,486,020	62,534,628
Pionero Renta Estratégico	720,930,495	19,291,981
Pionero Renta Fija Dólares	4,758,144	3,476,567
Pionero Renta Mixta I	161,169,380	8,350,541
Pionero Retorno	2,172,232,683	10,434,490

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2023
(Translation of Financial Statements originally issued in Spanish – See Note 48)
(Figures stated in thousands of pesos in constant currency)

38.3.2	As of December 31, 2023 Banco BMA SAU, in its capacity as depositary company, holds in custody the shares in mutual funds subscribed by third parties and assets from the following mutual funds:

Funds	Number of shares	Equity
Goal Acciones Argentinas	17,875	2,175,816
Goal Renta Crecimiento	33,615,635	22,825,724
Goal Acciones Plus	5,318,532	553,163
Goal Capital Plus	60,324,684	1,285,791
Goal Ahorro Max	159,716,379	7,194,264
Goal Multiestrategia	110,000	145
Goal Multiestrategia Plus	110,000	145
Goal Perfomance	65,332,675	4,551,112
Goal Perfomance II	247,952	6,343
Goal Perfomance III	469,324,626	15,609,164
Goal Pesos	2,950,257,655	288,310,870
Goal Premium	4,157,507	8,975
Goal Renta Dólares	6,268,286	5,798,773
Goal Renta Dólares Estrategia	4,984,690	4,472,663
Goal Renta Dólares Plus	1,380,938	1,054,945
Goal Renta Global	324,102,023	32,509,640
Goal Retorno Total	16,131,946	641,377
Goal Renta Pesos	17,360,304	1,218,521

39.	ACCOUNTING ITEMS THAT IDENTIFY THE COMPLIANCE WITH MINIMUM CASH REQUIREMENTS

The items recognized by the Bank to constitute the minimum cash requirement effective for December 2023 are listed below, indicating the amounts as of month-end of the related items:

Items	Banco Macro SA	Banco BMA SA
Cash and deposits in banks
Amounts in BCRA accounts	339,996,978	46,027,466
Other debt securities
Government securities computable for the minimum cash requirements	114,801,555	43,123,027
Financial assets delivered as guarantee
Special guarantee accounts with the BCRA	57,193,494	9,167,035
Total	511,992,027	98,317,528

40.	PENALTIES APPLIED TO THE ENTITY AND SUMMARY PROCEEDINGS INITIATED BY THE BCRA

BCRA Communiqué “A” 5689, as supplemented and amended, requires financial institutions to disclose in their Financial Statements certain information regarding summaries and penalties received from certain regulatory authorities, regardless of the amounts involved and the final conclusions of each case.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2023
(Translation of Financial Statements originally issued in Spanish – See Note 48)
(Figures stated in thousands of pesos in constant currency)

40.1	The situation of Banco Macro SA as of December 31, 2023:

Summary proceedings filed by the BCRA

Financial summary proceedings: No. 1496 dated 02/24/2016.

Reason: control observations over subsidiaries. Penalty amount: 30,608 (not restated).

Proceeding filed against: Banco Macro SA and 11 members of the Board of Directors.

Status: On 04/07/2016, the Bank filed the defenses and evidence on the BCRA, on 05/18/2016 the Bank requested on behalf of the person who was acting as Vice Chairman of the Entity when these summary proceedings were initiated, the resolution of the motion for lack of standing to be sued. On 09/09/2020, the BCRA filed Resolution No. 132/20 (notified on 02/22/2021) which acquitted Delfín Jorge Ezequiel Carballo and imposed a fine to the Bank and other responsible directors. On 03/01/2021 the Bank paid the fines. On 03/15/2021 the Bank filed a direct appeal against such resolution to the BCRA, which will be decided at Courtroom I of the Federal Civil and Commercial Court of Appeals (CNACAF, for its acronym in Spanish). The fine imposed on the person who was acting as Chairman of the Entity when this summary was initiated, was abrogated due to his passing. On 02/09/2023 the CNACAF issued a sentence, dismissing the direct appeals, with cost. For this reason, the Bank filed a Federal extraordinary appeal, which was granted for the federal law interpretation but rejected on the grounds of alleged arbitrariness. Following the rejection, on 04/20/2023, the corresponding petition for denied appeal was filed with the Argentine Supreme Court of Justice (CSJN, for its acronym in Spanish). As of the date of issuance of these consolidated Financial Statements, this proceeding is pending resolution.

Criminal foreign exchange summary proceedings: No. 7642 dated 10/18/2021.

Reason: Supposed non-compliance with article 1 sections e) and f) of the Criminal Foreign Exchange Regime (TO by Decree No. 480/95), together with points 5, 9, 15 and 18 of BCRA Communiqué “A” 6770, and points 1.2 and 5.3 of the BCRA Communiqué “A” 6844.

Proceeding filed against: Banco Macro SA, Foreign Exchange Team Leader, head of Foreign Exchange and Banking Operations manager and Compliance manager.

Status: On 12/29/2021, Banco Macro SA and the natural persons subject to summary proceedings filed their joint defenses, offering evidence and requesting an acquittal. On 03/15/2022, the BCRA dismissed the previous defenses performed by the Bank and the rest of the responsibles who, on 03/25/2022, filed an extraordinary appeal and a nullity request which was dismissed by the BCRA. Against such resolution, on 04/25/2022 a complaint appeal was filed to the Economic Federal Court, Courtroom No. 5, which dismissed the abovementioned appeal and submitted the file to an administrative area to continue with the proceeding. On 04/04/2023, the Bank filed a Defense Statement, being closed the evidence stage. As of the date of issuance of these consolidated Financial Statements, the file is still pending.

Criminal foreign exchange summary proceedings: No. 8062 dated 08/08/2023.

Reason: Alleged infringements of Criminal Foreign Exchange Law, section 1(e) and (f), as well as points 1.2, 3.6.2, 3.16.1, 5.3, 10.4.2.4 and 10.4.2.5 of the Revised Text on Foreign Exchange Matters.

Proceeding filed against: Banco Macro SA, Foreign exchange Team Leader, Foreign Exchange Control Head, Banking Transactions Manager and Compliance Manager.

Status: The case is at its initial stage, the BCRA have not yet resolved the previous defenses and no opened case for the production of evidence.

Penalties imposed by the Financial Information Unit (UIF)

File: No. 248/2014 (UIF Note Presidency 245/2013 11/26/2013) dated 07/30/2014.

Reason: alleged deficiencies in preparing certain “Reports on suspicious transactions (ROS)” due to cases of infringement detected in certain customer files. Penalty amount: 330 (not restated).

Proceeding filed against: Banco Macro SA, the members of the Board and those in charge of anti-money laundering regulation compliance.

Status: on 12/26/2016 the UIF passed Resolution No. 164/16 imposing fines on those responsible and issuing a favorable decision on the plea of lack of capacity to be sued lodged by two of the Directors. On 01/26/2017 the fines imposed were paid. Against such resolution, the Bank and the individuals liable filed direct appeals, which will be decided at Room III of the CNACAF. Such appeals were dismissed through a final sentence dated 07/18/2019. On 08/15/2019, the Bank filed a federal extraordinary appeal which was dismissed through resolution dated 09/26/2019. On 10/03/2019 the Bank filed a complaint appeal before CSJN which, as of the date of issuance of these consolidated Financial Statements, is still pending resolution.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2023
(Translation of Financial Statements originally issued in Spanish – See Note 48)
(Figures stated in thousands of pesos in constant currency)

Additionally, there are pending summary proceedings before the CNV and the UIF, as described below:

File: No. 1480/2011 (CNV Resolution No. 17529) dated 09/26/2014.

Reason: potential non-compliance with the obligation to inform a “Significant Event”. Penalty amount: 500 (not restated).

Proceeding filed against: Banco Macro SA, 10 members of the Board, 3 regular members of the Statutory Audit Committee and the person/s responsible for market.

Status: on 10/28/2014 the Bank and the persons involved filed their defenses offering evidence and requesting their acquittal. On 08/03/2015 the term to produce evidence was closed and on 08/19/2015 the defendants lodged their memorials. On 03/04/2021, the Board of Directors of the CNV filed a resolution dismissing the nullity and imposing a fine to the Bank jointly and severally with its Directors at the moment when the facts were investigated. Against such resolution, on 05/03/2021 a direct appeal was filed. In December 2021, the CNV referred the proceedings to the Federal Civil and Commercial Court of Appeals (CNACCF, for its acronym in Spanish), under the file number 14633/2021. On August 10, 2023, the Court considered the notice sent to the Argentine Government’s legal counsel. As of the date of issuance of these consolidated Financial Statements, court fees have been paid, the Attorney General has issued a resolution (stating that there were no formal restrictions to considering the appeals admissible) and the CNV has responded to the appeals and sent the notification to the Argentine Attorney General’s Office.

File: No. 137/2015 (UIF Resolution No. 136/2017) dated 12/19/2017.

Reason: alleged breach to the contents of the Code of Procedure applicable to Anti-money Laundering and Terrorism Financing as Settlement and Clearing Agent at the time of an inspection of the CNV and to the Internal Audit Process referred to in its capacity as comprehensive settlement and clearing agent (UIF Resolution No. 229/2011, as amended), Penalty amount: 50 (not restated).

Proceeding filed against: Banco Macro SA and 23 members of the Management Body during the period that is the subject matter of these summary proceedings.

Status: on 04/23/2019, UIF passed Resolution No, 41, whereby it resolved the lack of responsibility of three of the Directors, and also imposed fines to the rest liable. On 05/15/2019 the imposed fines were paid and on 06/12/2019, the Bank, its Board of Directors and its statutory audits filed a direct appeal against such resolution, requesting a repeal of the penalty imposed. The file was submitted to Courtroom V of CNACAF. On 05/11/2021, such Courtroom issued a sentence dismissing the direct appeal filed by the Banco Macro SA and against that on 05/26/2021, this Bank filed a federal extraordinary appeal. On 12/09/2021 the CNACAF decided to allow the imposed Extraordinary appeal submitted the file to the CSJN on 02/03/2022. As of the date of issuance of these consolidated Financial Statements, the CSJN had not issued a decision on the appeal filed.

File: No. 1208/2014 (UIF Resolution No. 13/2016) dated 1/15/2016.

Reason: alleged failure to comply with Anti-Money Laundering Law, as amended, and UIF Resolution No. 121/11.

Proceeding filed against: Banco Macro SA and 11 members of the Board of Directors.

Status: on 05/17/2018 UIF passed resolution No, 13/2016, whereby it filed the summary proceedings related to observations over an overall inspection performed by the BCRA. On 06/15/2018, the liable parties filed their defenses. On 07/02/2018, the UIF sustained the lack of capacity to be sued by one of the Directors, discarding his responsibility in this summary proceeding. On 01/08/2021 UIF filed Resolution No. 80 which imposed a fine to the Bank and the other liable parties. On 01/26/2021 through the BCRA account, the fine was paid for an amount of 60 (not restated). On 03/02/2021, against such resolution, a direct appeal was filed to CNACAF which was dismissed. On 08/27/2021 a Federal extraordinary appeal against such decision was filed. On 10/07/2021, the CNACAF dismissed the extraordinary appeal filed, passing the complaint appeal to CSJN. On November 7, 2023, the appeal was dismissed and the fine was confirmed.

File: No. 379/2015 (UIF Resolution No. 96/2019) dated 09/17/2019.

Reason: alleged failure to comply with Anti-Money Laundering Law, as amended, and UIF Resolution No. 121/11.

Proceeding filed against: Banco Macro SA and 11 members of the Board Directors.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2023
(Translation of Financial Statements originally issued in Spanish – See Note 48)
(Figures stated in thousands of pesos in constant currency)

Status: On 10/02/2019, Banco Macro SA and the liable individuals were notified about the initiation of the proceedings. On 10/31/2019, the Bank and the individuals subject to summary proceedings filed their defense. On 01/07/2020, the party hearing the summary proceedings considered the defense filed and deferred the motion to dismiss for lack of capacity to be sued and statute of limitations upon issuing an opinion about the substance of the case. The administrative terms were suspended due to the social and preventive lockdown declared in the country due to the Covid-19 pandemic (DNU 297/2020), up to and including 11/29/2020. On 11/30/2020, terms were resumed (DNU 876/2020). On 03/02/2021, the passing of one of the Directors was informed and the lapse of the action against him was requested. In addition, as part of the BCRA summary proceedings styled “File No, 100889/15 – Banco Macro SA, Summary Proceedings No. 1496”, Resolution No. 2020-132-E-GDEBCRA-SEFYC#BCRA was issued, whereby penalties were imposed on Banco Macro SA and the parties subject to those proceedings, currently pending before the CNACAF, Courtroom I (File No. 3784/2021). The transactions for which the parties are investigated have already been subject to penalties in the abovementioned BCRA summary proceedings; therefore, there cannot be simultaneous penalties based on the same subject matter. As a result, a request was made to prevent the application of all types of penalties to the parties subject to the summary proceedings. On 08/18/2021, it was resolved to set the case for the production of evidence. As of the date of issuance of these consolidated Financial Statements, the case is on the final report stage.

Although the penalties described above do not involve material amounts, as of the date of issuance of these consolidated Financial Statements, the total amount of monetary penalties received, pending payment due to any appeal lodged by the Bank, amounts to 500 and was recognized according to the BCRA Communiqués “A” 5689 and 5940, as amended and supplemented.

The Bank’s Management and its legal counsel consider no further significant accounting effects could arise from the final outcome of the above mentioned judicial proceedings.

40.2	The situation of Banco BMA SAU as of December 31, 2023:

Summary proceedings filed by the BCRA

File: No. 7810.

Reason: alleged breach in exchange matters, 1 operation in 2018 and 12 operations in 2020.

Proceeding filed against: Entity’s General Manager.

Status: on October 25, 2022, Banco BMA SAU filed their defenses. On April 20, 2023, the Central Bank of Argentina ordered the opening of the evidence stage.

41.	CORPORATE BONDS ISSUANCE

41.1	Banco Macro SA

The corporate bonds liabilities recorded by the Bank are as follows:

Corporate Bonds	Original value			Residual face value as of 12/31/2023		12/31/2023	12/31/2022
Subordinated Resettable – Class A	USD	400,000,000	(1)	USD	400,000,000	328,227,793	224,617,825
Non-subordinated – Class E	USD	17,000,000	(2)	USD	17,000,000	12,455,209	8,456,451
Non-subordinated – Class F	USD	53,000,000	(3)	USD	53,000,000	41,420,786
Total						382,103,788	233,074,276

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2023
(Translation of Financial Statements originally issued in Spanish – See Note 48)
(Figures stated in thousands of pesos in constant currency)

On April 26, 2016, the general regular shareholders’ meeting approved the creation of a Global Program for the Issuance of Medium-Term Debt Securities, in accordance with the provisions of Law No. 23576, as amended and further applicable regulations, up to a maximum amount outstanding at any time during the term of the program of USD 1,000,000,000 (one billion US dollars), or an equal amount in other currencies or power units, under which it is possible to issue simple corporate bonds, not convertible into shares in one or more classes. Also, on April 28, 2017, the General and Special Shareholder’ Meeting resolved to extend the maximum amount of the abovementioned Global Program up to USD 1,500,000,000 (one thousand five hundred millions US dollars), and on April 27, 2018, the abovementioned Shareholders’ Meeting resolved to increase the maximum amount of the Global Program for the Issuance of Corporate Bonds, in face value, from USD 1,500,000,000 to USD 2,500,000,000 or an equal amount in other currencies, as determined by the Board of Directors in due time. Finally, on October 20, 2021 due to a Board of Director resolution, the Bank required from the CNV a five-year extension of the abovementioned program, which was approved by the Regulator through a note issued on December 15, 2021.

(1)	On November 4, 2016, under the abovementioned Global Program, the Bank issued Subordinated Resettable Corporate Bonds, class A, at a fixed rate of 6.750% p.a. until reset date, fully amortizable upon maturity (November 4, 2026) for a face value of USD 400,000,000 (four hundred million US dollars), under the terms and conditions set forth in the pricing supplement dated October 21, 2016. Interest is paid semiannually on May 4 and November 4 of every year and the reset date was November 4, 2021.

As of the date of issuance of these consolidated Financial Statements, the reset rate was established until the maturity date at 6.643% as a result of the benchmark reset rate plus 546.3 basis points, according to the abovementioned terms and conditions. As the Bank had not exercised the option to fully or partially redeem the issuance on the reset date and under the conditions established in the pricing supplement, it was established up to maturity.

On the other hand, it could be fully redeemed, not partially, and only for tax or regulatory purposes. The Bank used the funds derived from such issuance to grant loans in accordance with BCRA guidelines.

(2)	On May 2, 2022, under the abovementioned Global Program, the Bank issued Class E non-subordinated simple corporate bonds not convertible into shares, for a face value of USD 17,000,000 at a fixed rate of 1.45%, fully amortizable upon maturity (May 2, 2024), under the terms and conditions set forth in the price supplement dated April 21, 2022. Interest is paid quarterly on August 2, 2022, November 2, 2022, February 2, 2023, May 2, 2023, August 2, 2023, November 2, 2023, February 2, 2024, and May 2, 2024.

At any time, according to the current regulations, particularly the BCRA’s foreign exchange regulations, the Bank may opt to redeem, Class E Corporate Bonds in full, not partially, at a price equal to (a) 102% of the outstanding principal if the Bank decides to make the redemption from the date of issuance and settlement through the term of 9 months therefrom, including the last business day; (b) 101% of outstanding principal if the Bank decides to make the redemption within the term starting 9 months after the date of issuance and settlement until the Class E maturity date, in all cases, along with the additional amount and accrued and unpaid interest, excluding the redemption date.

(3)	On October 31, 2023, under the abovementioned Global Program, the Bank issued Class F corporate bonds for a face value of USD 53,000,000 (fifty-three million US dollars) at a fixed rate of 5%, fully amortizable upon maturity (October 31, 2024), under the terms and conditions set forth in the price supplement dated October 24, 2023. Interest is paid semiannually on April 30, 2024, and at the expiration date.

At any time, according to the current regulations, particularly the BCRA’s foreign exchange regulations, the Bank may opt to redeem Class F corporate bonds in full, but not partially, at a price equal to (a) 102% of the outstanding principal if the Bank decides to redeem the bonds between the date of issuance and settlement date through the term of 9 months therefrom, including the last business day; (b) 101% of outstanding principal if the Bank decides to redeem them within the term starting 9 months after the date of issuance and settlement through Class F corporate bonds maturity date; in any case, along with the additional amounts and accrued and unpaid interest, excluding the redemption date.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2023
(Translation of Financial Statements originally issued in Spanish – See Note 48)
(Figures stated in thousands of pesos in constant currency)

41.2	Banco BMA SAU

The corporate bonds liabilities recorded by Banco BMA SAU are as follows:

Corporate Bonds	Original value	Residual face value as of 12/31/2023	12/31/2023
Non-subordinated –Series XXXII	1,000,000,000	1,000,000,000	4,988,018
Total			4,988,018

On February 29, 2008, the Entity’s shareholders’ meeting approved the presentation of a program for the issuance and placement of corporate bonds for USD 250,000,000 or its equivalent in other currencies. On April 30, 2008, the Board of Directors of the CNV authorized through resolution No. 15869 the entry of Banco Itaú Argentina SA into public offering regime through the issuance of corporate bonds for up to an amount of USD 250,000,000 or its equivalent in other currencies. On April 30, 2008, the CNV approved the Program Prospectus.

On March 9, 2013, the Entity’s shareholders’ meeting resolved to extend the amount of the Corporate Bonds Program up to USD 350,000,000 or its equivalent in other currencies. On May 23, 2018, the CNV approved through resolution No.19527 the increase in the amount and the extension of the Program.

On March 14, 2022, under the abovementioned Program, the Entity issued non-subordinated corporate bonds Series XXXII at a fixed rate of 2.78% plus UVA adjustment, fully amortizable upon maturity (August 18, 2025). Interest is paid quarterly, in arrears.

42.	OFF BALANCE SHEET TRANSACTIONS

In addition to Note 4, the Bank maintains different off balance sheet transactions, pursuant to the BCRA standards. The composition of the amounts of the main off balance sheet transactions as of December 31, 2023 and 2022, is as follows:

Composition	12/31/2023	12/31/2022
Custody of government and private securities and other assets held by third parties	3,487,291,513	2,257,608,251
Preferred and other collaterals received from customers (1)	804,907,126	583,896,569
Checks already deposited and pending clearance	109,014,652	52,405,298
Outstanding checks not yet paid	79,104,701	62,104,463

(1)	Related to collaterals used to secure loans transactions and other financing, under the applicable rules in force on this matter.

43.	TAX AND OTHER CLAIMS

43.1	Tax claims

The AFIP and tax authorities of the relevant jurisdictions have reviewed the tax returns filed by the Bank related to income tax, minimum presumed income tax and other taxes (mainly turnover tax). As a result, there are claims pending at court and/or administrative levels, either subject to discussion or appeal. The most significant claims are summarized below:

a)	AFIP’s challenges against the income tax returns filed by former Banco Bansud SA (for the fiscal years from June 30, 1995, through June 30, 1999, and for the irregular six-month period ended December 31, 1999) and by former Banco Macro SA (for the fiscal years ended from December 31, 1998, through December 31, 2000).

The matter under discussion that has not been resolved as yet and on which the regulatory agency bases its position is the impossibility of deducting credits that have collateral security, an issue that has been addressed by the Federal Administrative Tax Court and CSJN in similar cases, which have issued resolutions that are favorable to the Bank’s position.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2023
(Translation of Financial Statements originally issued in Spanish – See Note 48)
(Figures stated in thousands of pesos in constant currency)

b)	The AFIP’s ex-officio undocumented expenses determinations for the periods February, April, May 2015 and from July 2015 through January 2018, both included of date April 19, 2021, On October 5, 2021, the Bank filed an appeal to the Federal Tax Court which is in process in Courtroom B, Office 6, under file 2021-96970075.

c)	Ex-officio turnover tax determinations in progress and/or adjustments, as a withholding agent and over municipal fees, pending resolution by the tax authorities of certain jurisdictions.

The Bank’s Management and its legal counsel consider no further significant accounting effects could arise from the final outcome of the abovementioned proceedings other than those disclosed in these consolidated Financial Statements.

43.2	Other claims

Before merging with and into the Bank, Banco Privado de Inversiones SA (BPI) had a pending class action styled “Adecua v, Banco Privado de Inversiones on ordinary proceedings”, File No. 19073/2007, pending with Commercial Court No. 3 in and for the CABA, Clerk’s Office No. 5, whereby it was required to reimburse to its clients the life insurance amounts overcharged to amounts payable as well as to reduce the amounts charged in this regard in the future; this legal proceeding was concluded upon the abovementioned merger because BPI complied in full with the terms of the court-approved agreement reached with Adecua before answering the complaint. However, in March 2013, when BPI had already been merged with and into the Bank, the trial court resolved to amend the terms of the agreement and ordered the reimbursement of amounts of money to a larger number of clients as compared to the number arising from the terms approved by the court in due time. Such resolution was appealed by the Bank as BPI’s surviving company. The appeal was dismissed by the Court of Appeals, which abrogated both the trial court decision and the court-approved agreement, thus ordering the Bank to answer the complaint. This gave rise to the filing of an extraordinary appeal against such decision as well as the subsequent filing of a complaint for the extraordinary appeal denied. On May 5, 2021, the Bank was notified of the dismissal of the complaint appeal, ordering the return of the main process to the CNACAF for continuing with the proceedings, who also submitted them to the trial court, which received them on 09/27/2021 and were requested as effectum vivendi in proceedings “Estado Nacional – Ministerio Producción de la Nación c/ Asociación de Defensa de los Consumidores y Usuarios de la R.A y otros s/Ordinario” (File No. 6757/2013), in which the Bank is not a party, by the commercial court, clerk’s office No. 11. As of the date of issuance of these consolidated Financial Statements, resolution is still pending.

Moreover, the Bank is subject to a class actions for the same purpose, currently pending with Commercial Court No. 7 in and for the CABA, Clerk’s Office No. 13, styled Unión de Usuarios y Consumidores v, Nuevo Banco Bisel on ordinary proceedings, File No. 44704/2008.

There are also other class actions initiated by consumer protection associations in relation to the collection of certain commissions and/or financial charges or practices and certain withholdings made by the Bank to individuals as CABA stamp tax withholding agent.

The Bank’s Management and its legal counsel consider no further significant accounting effects could arise from the final outcome of the abovementioned proceedings other than those disclosed in these consolidated Financial Statements.

44.	RESTRICTION ON DIVIDENDS DISTRIBUTION

a)	According to BCRA regulations, 20% of Banco Macro SA income for the year, without including Other comprehensive income, for the year plus/less prior-year adjustments and less accumulated losses as for the prior year-end, if any, should be allocated to the legal retained earnings. As a consequence, the following shareholders’ meeting will apply 117,460,821 from Unappropriated retained earnings to increase the legal retained earnings.

b)	Through Communiqué “A” 6464, as amended, the BCRA establishes the general procedure to distribute earnings. According to that procedure, earnings may only be distributed if certain circumstances are met, such as no records of financial assistance from the BCRA due to illiquidity or shortages in payments of minimum capital or minimum cash requirement deficiencies and not being subject to the provisions of sections 34 and 35 bis of the Financial Entities Law (sections dealing with tax payment and restructuring agreements and reorganization of the Bank), among other conditions listed in the abovementioned communiqué that must be met. In addition, the earnings distribution approved by the shareholders’ meeting of the Bank could only be formalized once the Superintendence of Financial and Foreign Exchange Institutions approved it.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2023
(Translation of Financial Statements originally issued in Spanish – See Note 48)
(Figures stated in thousands of pesos in constant currency)

Additionally, profits may only be distributed to the extent that the financial institution has positive results, after deducting, on a non-accounting basis, from retained earnings and the optional reserves for the future distribution of profits, (i) the amounts of the legal and other earnings reserves which are mandatory, (ii) all debit amounts of each one of the accounting items recognized in “Other Comprehensive Income”, (iii) income from of the revaluation of property, plant and equipment, intangible assets and investment property, (iv) the positive net difference between the amortized cost and the fair value of government debt instruments and/or monetary regulation instruments issued by the BCRA for those instruments recognized at amortized cost, (v) the adjustments identified by the Superintendence of Financial and Exchange Entities of the BCRA or by the independent external auditor and that have not been recognized in the accounting records and (vi) certain franchises granted by the BCRA. Moreover, no profit distributions shall be made out of the profit originated as a result of the first-time application of the IFRS, for which a normative reserve was created, and its balance as of December 31, 2023 was 66,647,815 (nominal value: 3,475,669).

Additionally, as of December 31, 2023, the related adjustments to be made on unappropriated retained earnings of Banco Macro SA as Other comprehensive income amount to 1,839,683.

The Bank must verify that, after completion of the earning distribution, a capital maintenance margin equal to 3.5% of risk-weighted assets is kept, apart from the minimum capital required by law, to be integrated by Tier 1(Con1) ordinary capital, net of deductible items (CDCOn1).

c)	Pursuant to CNV General Resolution No. 622, the shareholders’ meeting in charge of analyzing the annual Financial Statements will be required to decide on the application of the Bank’s retained earnings, such as the actual distribution of dividends, the capitalization thereof through the delivery of bonus shares, the creation of earnings reserves additional to the legal earnings retained or a combination of any of these applications.

45.	CAPITAL MANAGEMENT, CORPORATE GOVERNANCE TRANSPARENCY POLICY AND RISK MANAGEMENT

As a financial institution, the activities of Banco Macro SA are governed by Financial Entities Law No. 21526, as supplemented, and the regulations issued by the BCRA. Moreover, the Bank adheres to the good banking practices included in the Financial Entities Corporate Governance Guidelines, as supplemented of the BCRA.

The Bank publicly trades its shares on the Buenos Aires Stock Exchange (BCBA, for its acronym in Spanish) and, thus, it is subject to the regulations issued by the CNV.

Through General Resolution No. 797/19, the CNV established the minimum contents of the Corporate Governance Code, adding notions of good corporate governance to corporate management as guidelines or recommendations that seek to provide transparency thereto. The CNV annually requires the issuance of a report in which financial institutions have to explain how the recommendations are implemented or to explain the reasons why it decided not to adopt the good practices described in such resolution. The Bank annually publishes a document called Corporate Governance Explanatory Report together with the Annual Report to the Shareholders for the fiscal year, required by regulations, which is available on the Bank’s website and on that of such enforcement agency.

This regulation reinforces the notions contained in Capital Markets Law establishing principles such as “full disclosure”, “transparency”, “efficiency”, “public investor protection”, “equal footing between investors” and “protection of the stability of financial entities and financial intermediaries”.

On the other hand, as the Bank lists its shares on the NYSE, qualifying as a foreign private issuer, it is required to comply with certain corporate governance standards as established in section 303A of the NYSE’s Listed Company Manual, as amended.

The main guidelines under the BCRA standards contemplated in the revised text “Financial Entities Corporate Governance Guidelines”, as supplemented, are as follows. (The information included in this section may not be entirely applicable to Banco BMA SAU (formerly known as Banco Itaú Argentina SA), BMA Asset Management SA (formerly known as Itaú Asset Management SA) and BMA Valores SA (formerly known as Itaú Valores SA), which were acquired at the end of the fiscal year (see Note 13) and are in the process of integration into Grupo Macro).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2023
(Translation of Financial Statements originally issued in Spanish – See Note 48)
(Figures stated in thousands of pesos in constant currency)

•	Ownership structure

As of December 31, 2023, the Bank’s shareholders are:

Full name / corporate name	Participating Interest	Voting Interest
Fideicomiso de Garantía JHB BMA (1)	17.28	19.65
Carballo Delfín Jorge Ezequiel	19.26	20.86
ANSES FGS Law No. 26425	28.80	26.91
Grouped shareholders (Local stock exchanges)	11.43	10.87
Grouped shareholders (Foreign stock exchanges)	23.23	21.71

(1)	As of the date of issuance of these consolidated Financial Statements and due to the passing of Mr. Jorge Horacio Brito on November 20, 2020 and as a testamentary disposition, his shares were transferred to Fideicomiso de Garantía JHB BMA, which beneficiaries are his forced heirs.

•	Board of Directors and Senior Management

The Bank’s Board of Directors is currently made up of 11 regular directors and 3 alternate directors. Members are renewed by thirds and the appointed Directors remain in office for three fiscal years. Directors are selected and appointed by the Shareholders’ Meeting. Once elected, the BCRA must confirm the designation of the Directors, expressly authorizing them to accept the designation, pursuant to the terms as to experience and knowledge, contained in the rules CREFI 2-Creation, Operation and Expansion –XV- Financial Entities Authorities.

Name	Position
Jorge Pablo Brito	Chairperson
Carlos Alberto Giovanelli	Vice chairperson
Nelson Damián Pozzoli	Director
Fabian Alejandro De Paul (1)	Director
Constanza Brito	Director
Sebastián Palla (1)	Director
Mario Luis Vicens (1)	Director
Delfín Federico Ezequiel Carballo	Director
Marcos Brito	Director
José Sanchez	Director
Hugo Raúl C Lazzarini (1) and (2)	Director
Delfín Jorge Ezequiel Carballo	Alternate director
Santiago Horacio Seeber	Alternate director
Guido Agustín Gallino (1) and (2)	Alternate director

(1)	Independent directors.
(2)	Designated by ANSES-FGS proposal.

Directors should be morally suitable, experienced and knowledgeable in the banking business and meet the requirements established in the effective regulations, issued by the BCRA. Compliance with these requirements is assessed when the shareholders’ meeting appoints the directors and on a regular basis during their term of office.

At present, five Directors are independent, pursuant to the provisions of the CNV rules and regulations and the provisions of the Financial Entities Corporate Governance Guidelines issued by the BCRA.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2023
(Translation of Financial Statements originally issued in Spanish – See Note 48)
(Figures stated in thousands of pesos in constant currency)

Senior Management is directed by a General Manager appointed by the Board and also includes officers reporting directly to the general manager, forming the Senior Management, as well as officers of four staff areas reporting directly to the Board. Members are detailed below:

Name	Position
Gustavo Alejandro Manriquez	CEO
Gerardo Adrian Álvarez	Human resources and administration manager
Alberto Figueroa	Risk management manager
Ernesto López	Legal manager
Ana María Magdalena Marcet	Credit risk manager
Juan Domingo Mazzon	Government and Management control manager
Ernesto Eduardo Medina	System manager
Brian Anthony	Commercial banking manager
Francisco Muro	Distribution and sales manager
Jorge Francisco Scarinci	CFO
Agustín Devoto	Investment banking manager
Adrian Mariano Scosceria	Corporate banking manager

•	Committees

The corporate by-laws state that the Board of Directors may establish the Committees that it deems appropriate for the business of the Bank, as well as appoint their members. The Bank currently features the following Committees:

Committee	Functions
CNV Audit / SEC	They are established in Capital Markets Law, as supplemented.
Internal Audit	Overseeing the proper operation of the internal control systems defined at the Bank through a periodic assessment thereof and contributing to improving the effectiveness of internal controls.
Risk Management	It is in charge of monitoring Senior Management’s activities involving the management of credit, market, liquidity, operational, compliance and reputation risks, among others. It advises the Board of Directors on the Bank’s risks.
Assets and Liabilities	Setting out the Bank’s financial strategy, analyzing the markets and establishing the policies on assets and liabilities, management of market, liquidity, interest rate and currency risks.
Technology Governance and Information Security Committee	Overseeing the proper operation of the information technology environment and contributing to improving the effectiveness thereof.
Credit	Approving credit transactions based on credit capacity.
Legal Recovery	Engaged in defining payment arrangements exceeding the predetermined parameters, as well as reclassifying portfolio to be subject to legal proceedings or accounting derecognitions.
Personnel Incentives	Ensuring the financial incentives for personnel system is consistent with the culture, the objectives, the business in the long term, the strategy and the control environment of the Bank.
Ethics and Compliance	Ensuring the Bank has the proper means to promote correct decision-making and compliance with internal and external regulations.
Corporate Governance and Designations	The Committee’s duties include those related to the process of renewing and replacing Senior Management members and the succession plans. It is also in charge of applying the Corporate Governance Code at the Bank and at its subsidiaries.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2023
(Translation of Financial Statements originally issued in Spanish – See Note 48)
(Figures stated in thousands of pesos in constant currency)

Committee	Functions
Anti-money Laundering of assets and terrorism financing	Planning and coordinating compliance with the policies established by the Board of Directors on the matter.
Financial Services User Protection	The duties of this Committee include those related to ensure the existence and maintenance of a financial services user protection process and a customer service system.

•	Code of ethics

The Bank has established a Code of Ethics for directors and senior management, expecting that their members act according to the highest standards of personal and professional integrity in all aspects of their activities; to comply with the applicable law, to discourage reproachable behaviors and to comply with the Bank’s Code of Conduct and other policies and procedures governing employee conduct. This Code of ethics is supplemental to the Bank’s Code of Conduct.

•	Code of Conduct

The Entity promotes a work environment where responsibility, execution, commitment, results, loyalty, honesty, good communication and teamwork are encouraged.

The goal is to base daily relationships on mutual respect, trust and cordial and simple behavior between coworkers and bosses as well as with suppliers and customers, developing all the activities with the highest ethical working and personal principles.

In that direction, the Code of Conduct is intended to establish the principles and values that all Bank members must comply with. The trust provided by shareholders, customers and the general public depends to a large extent on compliance with these principles.

•	Ethical line

According to ethical behavior standards, an Ethical line or a report channel was implemented for the Bank and its subsidiaries, which is managed by an external third party, ensuring compliance with anonymity and confidentiality principles.

Reports are received by the Ethical and Compliance Committee, which becomes aware of them, as well as the resolution of cases, following the protocols.

Branches

As of the date of issuance of these consolidated Financial Statements, the Bank has 460 branches throughout the entire country.

Subsidiaries

The Bank carries out certain transactions through its subsidiaries, which are identified in Note 3 to these consolidated Financial Statements.

Business lines

The Bank’s business lines and transactions with trusts are mentioned in Notes 1 and 37 to these consolidated Financial Statements, respectively.

•	Incentive practices

The Bank adopts a compensation policy that comprises fixed and variable compensation; the latter is granted within the framework of an objective and competency assessment process.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2023
(Translation of Financial Statements originally issued in Spanish – See Note 48)
(Figures stated in thousands of pesos in constant currency)

The variable compensation program, in the context of the compensation policy, is consistent with the Bank’s mission, values, organization, objectives, long-term business sustainability, strategy, control environment and the prudent assumption of risk. It is aimed at recognizing the extraordinary performance displayed by employees according to:

✓	Their contribution to the results reached.
✓	Their management in keeping with the Bank’s mission and values.

In addition, the Entity has a Clawback Policy in accordance with the provisions of Section 303A.14 of the Listed Companies Manual of the New York Stock Exchange (NYSE), which was required by Rule 10D-1 of the Securities Exchange Act of 1934. The rule is applicable to any executive officer of the group and applies only in the event that the Entity or its subsidiaries required accounting restatement to correct a material error in the Financial Statements previously issued.

The key variables in determining compensation are:

✓	The level of responsibility and complexity of the position.
✓	The person’s competencies and potential.
✓	The person’s performance and outcomes.
✓	The position with respect to the benchmark market.
✓	The results reached by the Bank.

The Incentives Committee is in charge of ensuring the financial incentives for personnel system are consistent with the culture, the objectives, the business in the long term, the strategy and the control environment of the Bank, and the prudent assumption of risks.

The Bank aims at compensating personnel ensuring performance recognition, internal equity, competitiveness, productivity, efficiency and added value.

•	Role of financial agent

The Bank acts as financial agent in the Provinces of Misiones, Salta, Jujuy and Tucumán and the Municipalities of San Miguel de Tucumán and Yerba Buena.

•	Corporate Sustainability Policy

The Bank is aware of its responsibility towards the surrounding communities. The Corporate Sustainability area promotes this development by fostering and implementing policies and actions that exert a positive social, environmental and economic impact.

Thus, it engages in constant dialogue with the different areas and stakeholders with the ultimate goal of creating social value and drafting policies aimed at promoting a fair, supporting and equal world.

These sustainability values are disclosed in the Comprehensive Report as a major milestone to align the financial information (in documents such as the Letter to the Shareholders and Financial Statements) and ensure their integration and consistency with corporate sustainability.

•	Anticorruption policy

Pursuant to Law No. 27401 (Law on Corporate Criminal Liability), the Board establishes that officers and employees of the Bank and its subsidiaries shall not offer to pay, pay or authorize the payment of money or anything of value to (public) officers to obtain or keep a business. It also extends these guidelines to the private sphere. These principles are contained in the Code of Ethics for directors and senior managers, and the Code of Conduct for all employees. Besides, the Bank has a Code of Conduct for suppliers.

The laws of other jurisdictions with similar prohibitions apply, especially the Foreign Corrupt Practices Act (FCPA), because Banco Macro SA is a foreign company that lists its shares in the NYSE and is subject to SEC control and oversight.

The Group companies that wish to perform any transaction involving any public administration officer, public agency or public company, either Argentine or foreign, shall communicate this event in advance to the Board through the General Manager and inform, before the transaction is conducted, the agents or intermediaries that may be involved in the transaction. The Bank also has a manual with guidelines for interacting with public officers.

This communication duty is not mandatory for the transactions derived from agreements with provincial financial agents (except for the subscription of framework agreements), ordinary bank transactions (for example, payroll processing) and the transactions that do not pose any major risk due to the minimum amounts involved.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2023
(Translation of Financial Statements originally issued in Spanish – See Note 48)
(Figures stated in thousands of pesos in constant currency)

Although these anticorruption policies are aimed at transactions within the public sector, they also apply to transactions between private parties, as specifically set forth in the Code of Ethic and the Code of Conduct.

The Bank has in place an Anticorruption Policy and an Integrity Program. The Ethics and Compliance Committee will be responsible for its adoption, follow-up and period reporting to the Board.

•	Transactions with related parties – Policy on conflict of interest

As an authorized financial institution, Banco Macro SA complies with the provisions and reporting requirements established in Financial and Foreign Exchange Entities Law No. 21526 and the regulations issued by the regulatory agency (BCRA).

As established by law (Argentine Business Company Law No. 19550), specific applicable regulations (Capital Markets Law, as supplemented), professional accounting standards (Technical Resolution No. 21), IAS 24 and best practice recommendations, the Bank reports on the transactions with related parties in notes to the Financial Statements. Such transactions are carried out under usual market conditions. See also Note 16 to these consolidated and separate Financial Statements.

Under current Argentine legislation, directors are required to perform their duties with the loyalty and diligence of a prudent businessman. Directors are jointly and severally liable to the Bank, the shareholders and third parties for a poor performance of duties and infringements to the law, bylaws and regulations, as the case may be, and are responsible for repairing the damages caused by fraud, abuse of authority or negligence.

The loyalty duties of a director are considered to include: (i) the ban from using corporate assets and the confidential information to which he/she may have access for personal purposes; (ii) the ban from taking advantage or, due to errors or omissions, allowing a third party to take advantage of the Bank’s business opportunities, (iii) the obligation of acting as director only for the purposes established in the law, the Bank’s bylaws or the intention of the shareholders or the Board of Directors; and (iv) the obligation of taking extreme care so that the acts conducted by the Board of Directors have no direct or indirect effects against the Bank’s interests.

A director should notify the Board of Directors and the Audit Committee about any conflict of interest such director may have in a transaction proposal and should refrain from voting on the matter.

•	Public information

The information related to corporate governance at the Bank is included within the transparency policy contained in such precepts and, hence, is available to interested members of the public on the website www.macro.com.ar (“Conocenos” – Relaciones con Inversores) and additionally, some guidelines are disclosed in other notes and exhibits to these consolidated Financial Statements. Moreover, the Bank’s public information is disclosed on the websites of the BCRA (www.bcra.gob.ar) and the CNV (www.cnv.gob.ar).

In addition, the Bank publishes the Market Discipline Report, pursuant to the guidelines established by the BCRA for such information regime, in accordance with the criteria of the Basel Banking Supervision Committee, which is available at the Bank’s website.

Integral Risk management

Within the framework of the Corporate Governance policy, the Board of Directors of the Bank resolved the creation of a Risk Management Committee. The Bank has appointed a Risk Manager who reports directly to the Board of Directors.

Its duties include ensuring that an independent risk management be established, establishing policies, procedures and measurement methodologies and report systems which allow the identification, measurement and monitoring of the risk under its charge and also the duties of each organizational level in the process.

The risk management process includes the establishment of the exposure limits for each risk by the Board of Directors, a follow-up on the exposure to each limit by the persons in charge, the preparation of regular reports for the Risk Management Committee, a follow-up on the alerts and the implementation of action plans regarding the alerts and the guidelines for developing stress tests.

The system supplements the policies and procedures specific to each risk (Financial, Credit, Operational, Counterparty Credit, Country Risk, Securitization, Reputational, Compliance, Strategic Risks, among others).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2023
(Translation of Financial Statements originally issued in Spanish – See Note 48)
(Figures stated in thousands of pesos in constant currency)

In addition, the Credit Risk Management area is in charge of interpreting, executing and guaranteeing the application of the General Credit Policy as approved by the Board of Directors, pursuant to the internal and external standards and regulations on the matter. Credit Risk Management reports functionally to the General Manager.

Risk Management

The Risk Management area is in charge of the Financial Risk, Credit Risk and Operating and Technology Risk areas.

The main procedures carried out by the Risk Management Department are:

•	Stress tests

The process of stress test includes documenting and formalizing the program as well as the persons in charge of carrying it out, the frequency of testing and the validation of the system. It also contemplates the Contingency Plan based on the test results. The Risk Management Committee leads and coordinates this application.

•	Economic Capital Calculation

The Risk Management Department estimates the economic capital for each one of the individual risks (Market, Liquidity, Interest Rate, Credit, Counterparty Credit, Concentration, Operational, Securitization, Strategic and Reputational) determined for the Bank on a consolidated basis with its subsidiaries with the same scope as the regulation. The methods used to deal with subsidiaries are exactly the same.

The economic capital sufficiency evaluation process is an integral part of the corporate governance and risk management culture of the entities.

Quantified economic capital was implemented as a formal procedure, both currently and prospectively, and is a tool used in the day-to-day management of risks, in preparing the Business Plan and the Stress Tests.

The methods used to measure the economic capital of each risk were documented and approved by the Management, pursuant to the internal rules on Corporate Governance and Risk Management.

The results must serve to support decision-making, including strategic decisions adopted by the Board and the Senior Management. In this way they may:

-	Estimate the level and trend of the relevant risks and the effects thereof on capital needs.

-	Evaluate the reasonability of the basic assumptions used in the capital measuring system and the sensitivity of the results to changes in those assumptions.

-	Determine whether the Bank has sufficient regulatory capital to cover the different risks and if it meets the capital sufficiency goals required.

-	Consider its future capital requirements based on the risk profile and, according thereto, introduce the necessary adjustments into the strategic plan.

The essential elements of the capital evaluation include:

-	Policies and proceedings ensuring the risk management process.

-	A process connecting economic capital with risk level.

-	A process establishing capital sufficiency goals based on the risks, taking into account the strategic approach and the business plan.

-	An internal control process, in order to secure a comprehensive risk management.

The Bank actively uses guarantees to mitigate its credit risk.

Excessive risk concentration:

To avoid excessive risk concentrations, the Bank’s policies and procedures include specific guidelines to focus on keeping a diversified portfolio. The identified credit risk concentrations are controlled and managed accordingly. The selective coverage is used at the Bank to manage risk concentrations both in terms of relationships and industry.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2023
(Translation of Financial Statements originally issued in Spanish – See Note 48)
(Figures stated in thousands of pesos in constant currency)

In addition, note that the Bank meets the provisions established by the BCRA as regards maximum assistance limits to given groups of debtors, in order to atomize the portfolio, reducing credit risk concentration.

The main types of risks that the Bank is exposed to are those related to credit risk, liquidity risk, market risk, interest rate risk, foreign currency exchange rate risk, and operational risk.

Minimum capital requirements:

The table below shows the minimum capital requirements measured on a consolidated basis, effective for the monthly position of December 2023, together with the integration thereof (computable equity) as of the end of such month:

Item	12/31/2023
Minimum capital requirements (*)	403,496,688
Computable equity	1,752,831,979
Capital surplus	1,349,335,291

(*)  Regarding the maximum limits established by the BCRA for “Financing to the non-financial public sector” measured on a quarterly consolidated basis, in the last quarter of 2023 the Entity observed an excess of 95,724,622. This excess was transferred as an increase in requirement by minimum capital credit risk, without generated a non-compliance of such prudential regulation. It is worth mentioning that the maximum limits apply to the Computable Equity as of September 2023, expressed in purchasing power currency of that date, when the variation of the IPC between September and December 2023 was greater than 50%. As of the date of issuance of these consolidated Financial Statements, the aforementioned situation had been regularized.

The following are the policies and processes aimed at identifying, assessing, controlling and mitigating each one of the main risks:

45.1	Credit Risk

Credit risk is the risk that the Bank incurs a loss because its customers or counterparties fail to discharge their contractual obligations.

The Bank manages and controls credit risk by setting limits on the amount of risk it is willing to accept and by establishing indicators for monitoring.

The Board approves the credit and risk assessment policy to provide a framework to generate businesses to achieve a proper relationship between the risk assumed and profitability. The Bank has procedure manuals detailing the related guidelines, compliance with effective regulations and limits set. The goals are:

•	Achieving an adequate portfolio segmentation per type of customer and economic sector.

•	Enhancing the use of tools to analyze and assess risk that best adjust to the customer’s profile.

•	Establishing consistent guidelines to grant loans following conservative parameters based on the customer’s solvency, cash flows and profitability in the case of companies, and revenues and equity in the case of individuals.

•	Establishing limits to individual powers to grant credits according to their amount, tending to the existence of specific committees, which, according to their scope of influence, will define the levels of assistance.

•	Enhancing the quality of the risk assumed, with proper guarantees according to the term of the loan and the level of risk involved.

•	Monitoring on an ongoing basis the loan portfolio and customer level of compliance.

Credit risk management involves the existence of a structure with the characteristics needed to attain the organizational goals during the stages of the credit cycle: admission, follow-up, monitoring and recovery.

The risk assessment process is differentiated based on whether customers belong to Corporate Banking or Retail Banking.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2023
(Translation of Financial Statements originally issued in Spanish – See Note 48)
(Figures stated in thousands of pesos in constant currency)

To assess Corporate Banking customers, the Bank has different methods involving different responsibility levels that become increasingly complex according to the size of the transactions in terms of assistance types and amounts, weighed by terms and hedges with guarantees.

For the authorization of assistance involving small amounts, self-liquidating collaterals or temporary assistance, the Bank grants special credit powers, on a personal basis, to higher-ranking officials based on their knowledge, experience and training. At any rate, the use of these powers is associated with the outcome of an objective assessment, avoiding any discretion in the credit approvals.

To grant predefined products and restricted amounts to the Small Companies and Agro segments, the Bank has standardized assessment systems that are used on a decentralized manner and include origination scoring and screening methods to admit and assign limits, based on the customers’ economic, financial and equity information. There is also a centralized massive qualification periodic process that Credit Risk Management makes available to branches on a continuous basis.

When transactions in amount the instances of authorization by delegated powers or through the decentralized risk analysis, ratings are approved in the Credit Committees. The powers vested on the different decision-making bodies are continuously reviewed to adjust them to the Bank’s volume of transactions and thus improve credit rating.

The risk analysis of assistance addressed in the Credit Committees is carried out at the Corporate Risk Management Department by specialized risk analysts that prepare separate risk reports per customer or group of companies, which are provided to Committee members to support the credit decisions made.

Risk reports include, at least, information regarding the use of loans and their source of repayment, the debtor’s historical and current behavior and the group of companies to which it belongs; the debtor’s repayment capacity based on cash flows; the guarantees that will cover the transactions, the ownership status, the enforcement possibilities and their sensibility to the changes in the economy; the market in which the debtor operates and the debtor’s position, and the debtor’s equity, economic and financial position and possibility of accessing loans.

The Committees’ resolutions include the terms and conditions applicable to the assistance in terms of the amount, currency, terms, guarantees and follow-up provisions, among others. The decisions are based on the debtor’s cash flows and payment capacity and only to a secondary extent on debtor’s equity and risk mitigating factors.

Credit risk assessment for Retail Banking customers, is governed by specific policies that consider customers’ inclusion in one of the following segments:

•	Salary Plan customers (Public and Private) and retirees whose their retirements and pensions are deposited in the Bank.

•	Open Market customers.

To speed up origination circuits, the Credit Risk Management has widened the use of scoring methods, which impose a minimum limit for the customer to be admitted for credit purposes, considering an acceptable delinquency level.

Consumer portfolio qualifications are available on a permanent basis to branches in the system called Customer Relationship Management (CRM) and to customers through digital channels, which allows operating within the limits and conditions approved by the Credit Risk Management on a centralized basis. This modality restricts the operating risks that are inherent to the assessment.

For new non-prequalified customers, the originator enters the requested transactions in the risk assessment system related to the customer segment, which approves or rejects the transaction; if approved, maximum assistance amounts by product are provided. Assessment systems are mainly based on an admission and certain maximum indebtedness rules and installment/income ratio. The assessment systems are based mainly on a qualification score and certain maximum indebtedness and installment/income relationship rules.

There are specific rules regarding the debtor’s file integration to duly document the data entered into the assessment systems. Credit risk officers also define a credit power system based on the margins to be approved and, if applicable, the exceptions admitted.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2023
(Translation of Financial Statements originally issued in Spanish – See Note 48)
(Figures stated in thousands of pesos in constant currency)

The assessment process and its relationship with the loan settlement process, is fully automated: all customers must have a CRM-approved (individual or massive) assessment, an essential requirement to be granted a credit product. In addition, as part of the assessment process, the exception flow and the control of credit powers are also automated. These actions managed to reduce operating risks and allowed tracing transactions and their approval levels.

The Bank adopts processes to detect interrelated debtor groups with correlated risk (group of companies) and to group risk exposures with the same debtor or counterparty in different lines of credit.

Before the transactions are settled, a series of controls are implemented to reduce related credit and operating risks and classify transactions within the technical relationships regulatory framework.

The Bank implements a formal, robust and well-defined process to manage nonperforming loans. These procedures are differentiated based on the type of portfolio and delinquency status.

To mitigate credit risk, guarantees are requested on agreed financing. A particular area of the Credit Risk Management Department manages all guarantees received by the Bank and assesses and updates regularly the appraisal value and effective term to monitor the quality of risk mitigators.

Debtor classification according to the BCRA:

As a general regulatory policy for classifying debtors, the Bank follows BCRA related regulations, which provide grouping levels in decreasing order of quality, in direct relation to the customer’s uncollectibility risk.

Classification guidelines also vary depending on whether they are commercial loans or consumer or housing loans.

The basic criterion to classify the commercial portfolio is the future payment capacity of the commitment assumed. The Bank reviews the classification of customers included in this portfolio according to the minimum regularity established by the BCRA, which provides as general rule an annual review of such classification, growing to a semiannual or quarterly frequency based on the increasing order of the debt.

According to their risk of default, the commercial portfolio is classified as follows:

1-Performing

2-a) In a watch list

2-b) Under negotiation or with refinancing agreements

2-c) Under special treatment

3-Nonperformign

4-With high insolvency risk

5-Irrecoverable

To classify the customers of the consumer portfolio and the commercial portfolio with payables of up to 426,300, for which the BCRA authorizes the Bank to follow a simplified method comparable to a consumer loan portfolio, the BCRA defines classification levels according to the days of arrears recorded at the end of the month.

1-Performing: Up to 31 days

2-Low risk: Up to 90 days

3-Medium risk: Up to 180 days

4-High risk: Up to 1 year

5-Irrecoverable: Over 1 year

Credit risk allowances of the loan portfolio

As from 2020, the Bank’s policy concerning credit risk allowances is based on the calculation of ECL based on analytical models (statistical models related to loan portfolio management) pursuant to IFRS 9. According to the guidelines in section 5.5. on Impairment (including the principles and methods to recognize ECL due to significant increases in credit risk and the subsequent impairment of financial assets for ECL), the Bank recognizes the impairment of its financial assets.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2023
(Translation of Financial Statements originally issued in Spanish – See Note 48)
(Figures stated in thousands of pesos in constant currency)

The criterion to assess whether an instrument is impaired will depend on the type of analysis to which customers are exposed: to estimate ECL on a collective basis, disclosures are grouped based on customer segments showing similar risk characteristics that are relevant for their analysis, while the purpose of the individual assessment is the ECL estimate for customers with significant risk or customers which require a specific treatment, or do not have consistent characteristics with other portfolio segments for which the statistic information is insufficient to predict future behavior.

Under no circumstance could allowances calculated according to IFRS 9 be lower than the minimum allowances established by the BCRA in the revised text of minimum loan loss reserves. If they were lower, the difference should not be booked as loan losses in the Financial Statements, but rather as a deduction of computable equity under BCRA regulations.

The following chart shows the composition of loan loss allowances according to the type of financial instrument as of December 31, 2023, and 2022:

Composition	12/31/2023	12/31/2022
Loans and other financing	53,647,780	34,262,123
Loans commitment	2,107,219	2,169,785
Other financial assets	595,276	283,507
Other debt securities at amortized cost	12,011	2,477
Total	56,362,286	36,717,892

The Credit Risk Management manages credit risk, which consists of identifying, assessing, following up, controlling and mitigating this risk across credit cycle stages.

The Credit Risk Management Office designs and develops ECL models. It reports to the Credit Risk Management, which is also in charge of designing and calculating rating and scoring models to quantify credit risk and the measures to calculate PD, EAD and LGD, as well as other models to calculate the impact of the prospective view.

The Administration and Credit Operation Management, through the Credit Review area, analyze the entire portfolio under individual assessment and classifies customers in different credit risk stages. Together with the Corporate Risk and Credit Recovery Management Departments (that contribute their view from a standpoint of risk assessment and recovery management), they calculate ECL for corporate customers in stage 2 and stage 3.

The definitions and assessment of ECL are regularly presented to the Risk Management Committee, which approves the model methodologies, adjustments and validation.

45.1.1	Assessment of credit risk impairment

Definitions of significant increase in risk (SICR), impairment and default

The Bank recognizes the impairment of its financial assets according to point 5.5. of IFRS 9. To such end, the Bank calculates the ECL of financial instruments over a three stage risk model based on the changes in credit quality detected since the initial recognition, as summarized below:

•	Stage 1: includes financial instruments which credit risks have not increased significantly since initial recognition;

•	Stage 2: includes financial instruments which significantly SICR but it is not yet considered credit-impaired, and

•	Stage 3: comprises credit-impaired financial instruments.

The Bank measures ECL according to the following definitions:

•	For financial instruments included in Stage 1, the Bank measures ECL as the portion of lifetime ECL that result from potential default events within the next 12 months.

•	For financial instruments included in Stages 2 and 3, the Bank measures lifetime ECL.

•	To calculate ECL, prospective information is considered according to IFRS 9.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2023
(Translation of Financial Statements originally issued in Spanish – See Note 48)
(Figures stated in thousands of pesos in constant currency)

Default:

The default status is defined according to the type of portfolio and segment, and thus, the impairment model is applied in accordance with the risk of each transaction. The default status is defined as follows:

•	For the Commercial Portfolio: there is a “Default” if the customer, based on an individual analysis, has been classified in Stage 3, as described in “Customers analyzed on an individual basis”.

•	For the Medium-sized and large companies and Corporate segments of the Commercial Portfolio Comparable to Consumer: there is a “Default” if the customer has a transaction that is more than 90 days past due or if a refinancing loan has been granted.

•	For the Consumer Portfolio or the Commercial Portfolio Comparable to Consumer (excluding Medium-sized and large companies and Corporate segments): there is a “Default” if the transaction is more than 90 days past due or if a refinancing loan has been granted in relation to the product assessed in the performance period.

Customers analyzed on a collective basis:

For the group of transactions in the Consumer portfolio and the Commercial Portfolio Comparable to Consumer, which is deemed a collective analysis portfolio, the Bank defined the application of the following delinquency criteria under IFRS 9:

•	Stage 2: it involves the transactions that are more than 30 days past due, refinanced transactions that are more than 90 days past due, and those with PD differences between the time of transaction observation and origination and implying a SICR in absolute and relative terms.

•	Stage 3: transactions that are more than 90 days past due.

Thus, summing up, the criterion used by the Bank to define the different transaction staging rules, according to its reporting structure, depend on the following characteristics:

•	Type of product

•	Portfolio

•	Segment

•	Delinquency

•	Refinancing

•	SICR under qualitative criterion

ECL calculation:

The ECL is calculated using the following formula, the parameters of which are described below:

ECL = PD x EAD x LGD

Probability of default (PD)

The PD represents the probability of not paying for a transaction within a given term.

To calculate expected losses, the Bank considers the creation of two types of probabilities of default:

•	PD at 12 months (Point in Time – PIT): this is the estimated probability of occurrence of a default in the next 12 months of life of the instrument after the analysis date. The Bank uses this criterion for the transactions with no SICR.

•	PD Lifetime: this is the estimated probability of occurrence of a default throughout the remaining life of an instrument, i.e. the PD referring to the maximum contractual term during which the entity is exposed to the credit risk. The Bank applies this criterion to transactions with SICR (Stage 2), as established in IFRS 9.

The PDs are assessed per customer in individual analyses and per product in the case of customers analyzed collectively.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2023
(Translation of Financial Statements originally issued in Spanish – See Note 48)
(Figures stated in thousands of pesos in constant currency)

The PDs are amended by the macroeconomic models applied for the prospective vision.

The proposals to implement PD models are submitted for approval to the Risk Management Committee. The methods, variables, development population, observation windows and results that support the preparation of these models are tested and adjusted at least once a year.

The following table discloses the risk levels score and rating arising from the Bank’s models:

	12/31/2023		12/31/2022
Category	Weighted PD	% Gross Carrying Amount	Weighted PD	% Gross Carrying Amount
Performing	1.13%	96.32%	1.54%	97.32%
High grade	0.66%	88.70%	0.93%	89.01%
Standard grade	4.06%	4.53%	5.00%	4.43%
Sub-standard grade	10.39%	3.09%	11.58%	3.88%
Past due but not impaired	46.56%	2.62%	29.73%	1.86%
Impaired	100.00%	1.06%	100.00%	0.82%
Total		100.00		100.00

Exposure at default (EAD)

The EAD represents the exposure of a financial instrument on the date of the analysis, i.e. the level to which the Bank is exposed to credit risk in the event of a potential default by the counterparty.

To calculate the EAD, segmentation is performed at product level, according to the following differentiation:

•	Products with no exposure certainty: in the case of revolving products (credit cards and saving accounts) in stages 1 and 2, in order to calculate the EAD, it is necessary to estimate a credit conversion factor (CCF). For these transactions, the CCF represents the average percentage of exposure increase that may be observed in a contract from measurement to default. For these products, in stage 3, no additional increase is considered in the exposure.

•	Products with exposure certainty: in these types of products (generally amortizable loans), future exposure is known because the counterparty cannot increase its exposure beyond what was agreed upon in the contractual schedule. Therefore, the CCF does not apply to these products, and the EAD varies at each moment in time by reflecting the amortization of the loan balance due.

Loss given default (LGD)

LGD is the estimated loss in the case of default. It is based on the difference between all contractual cash flows and the cash flows expected by the lender (i.e., all cash shortfalls), considering the proceeds from the realization of collateral.

It is the supplement to the unit of the recovery rate; that is, the proportion not collected by the Bank with respect to the EAD. Consequently, the amount at default is compared with the present value of the amounts recovered after the date of default.

LGD varies based on the type of counterparty, aging, type of claim and the existence of guarantees securing credits. It is expressed as a percentage of the loss for EAD.

Just as the PDs, to assess the LGD, a distinction is made per customer in individual analyses and per product in the case of customers analyzed collectively. The Bank bases its estimates on the historical information observed regarding the recoveries obtained on customers or default transactions, discounted at the effective interest rate of such agreements and measured upon default.

Once the recovery rates are obtained, this behavior is projected through the triangle method to estimate the periods with less maturity. Finally, the weighted average of the loss for each portfolio is determined.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2023
(Translation of Financial Statements originally issued in Spanish – See Note 48)
(Figures stated in thousands of pesos in constant currency)

The LGDs are also amended by the macroeconomic models applied for the prospective vision.

Customers analyzed on an individual basis:

The Bank’s credit risk impairment assessment model is set to analyze individually all Corporate Portfolio customers, as defined by the BCRA, financial institutions, the public sector and government and private securities.

To make such an assessment, some objective data were defined to analyze whether there is a SICR and to determine whether it should be reclassified to stage 2 or to stage 3 when a default is produced or expected, or whether they should remain in stage 1. Those events comprise mainly material delays in the main credit lines granted, the Bank’s legal action for the assistance granted, the petition for insolvency proceedings or bankruptcy, and past due loans with pending principal, among others.

All the customers subject to the individual analysis are examined on a monthly basis to define the stage, following different criteria for each one of them:

Stage 1: the customers whose individual assessment reflects the following characteristics are deemed included:

•	The financial instruments did not experience significant risk increases.

•	The customer’s cash flow analysis shows that it has the ability to meet all its obligations adequately.

•	It has a liquid financial position, with low level of indebtedness.

•	Cash flows are not subject to drastic changes in the event of major variations in the behavior of own and sector variables.

•	It regularly pays its obligations, even when it suffers minor and insignificant delays.

This stage also includes:

•	The customers previously included in stages 2 or 3 who are verified to have improved their credit risk indicators and meet the parameters defined for stage 1, through an individual analysis at the date of the study, as long as they have stayed a minimum period of 90 days in Stage 2.

Stage 2: this stage includes the customers that, based on the individual analysis of their payment capacity, have a SICR that is not sufficiently severe to set default as defined for stage 3.

Some elements considered upon defining the existence of a significant increase in credit risk are:

•	Profitability, liquidity and solvency indicators that tend to weaken, or some of the indications of impairment:

o	There is a significant increase in payables without a consistent rise in revenues.

o	There is a major decline in operating margins, or existence of operating loss.

o	There are adverse changes in the context that exert a negative effect on future financial flows.

o	There is a drastic decline in demand or negative changes in the business plans.

o	There are significant changes in the value of the guarantees received.

•	The arrears in payment to the Bank are due to current operating or extraordinary circumstances, and a prompt resolution is expected.

This stage also includes:

•	The customers that, having been included in stage 3, improved their credit risk indicators and are no longer at default, but which status prevents them from being reclassified to stage 1.

•	Refinanced customers that have paid at least 20% of the capital owed and also fulfill the rest of the indicators to be considered in Stage 2.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2023
(Translation of Financial Statements originally issued in Spanish – See Note 48)
(Figures stated in thousands of pesos in constant currency)

Stage 3: it includes the customers that, after an individual analysis, experience some of the following situations:

•	Significant delays in the main credit lines granted, with no agreement with the Bank.

•	Have been subject to complaints filed the Bank for the recovery of the assistance granted.

•	Filed for insolvency proceedings or went into bankruptcy

•	Refinance their payables systematically and have still not settled over 20% of the refinanced principal.

•	Cash flows analysis shows that it is highly unlikely that the customer may meet all its obligations in the agreed-upon conditions.

The Credit Administration and Transactions Department analyzes all the portfolio under this approach, with special emphasis on customers in stages 2 and 3 in the previous month and those showing objective data that could evidence the existence of a SICR. The study is supplemented with the macroeconomic context and other news in relation to the performance of customers. Its staging proposal is submitted to the consideration of Corporate Risk and Credit Recovery Management Departments, which incorporate their own vision of the customer or the activity sector. The final assessment of the stage assigned to each customer is approved by the Credit Risk Management and is used as an input to estimate the ECL of the customers analyzed on an individual basis.

ECL calculation for customers included in an individual analysis:

Stage 1: the estimates of the customers classified in stage 1 arise from the parameters under expected credit loss models, whose characteristics are described in the previous sections on PD, EAD and LGD.

Stages 2 and 3: based on the evidence gathered upon the analysis, the Credit Risk Management –considering the level of progress of collection negotiations, as well as the evidence from a potential sale of collateral received or other credit improvements making up the contractual terms– prepares three potential recovery scenarios for each credit transaction of stage 2 and 3 customers, calculating the current value of expected flows for each scenario, which are weighted in view of their probability of occurrence. The expected loss of each transaction is the difference between the book payable of each transaction and the present weighted value of expected cash flows.

45.1.2	Prospective information used in ECL models

The calculation of ECL for risk impairment includes and is adjusted prospectively with respect to the portfolio behavior. To such end, the Bank examines the macroeconomics variables which have an impact on PD and LGD and designed 4 models which differ by customer type: Retail, Agro, Pymes and Commercial.

The main economic variables that impact on the expected losses used to calculate ECL for each economic scenario are changes in GDP, changes in interest rates, among others.

As established in IFRS 9, impact is calculated based on the different behavior scenarios of the variables; to such end, a 36-month estimate on the variables used for the models is requested from a well-known economic consulting firm. This estimate is prepared for three alternative macroeconomic scenarios, to which a likelihood of occurrence is assigned.

Finally, the Bank calculates ECL by applying the alternative scenarios on a weighted basis, which are updated at least on a quarterly basis in each calendar quarter.

The value of the macroeconomic variables used in calculating the forward-looking adjustment is restricted to econometric model calculations and the estimates of the independent consultant in relation to those variables. However, in line with the “Guidance on credit risk and accounting for expected credit losses” of the Basel Banking Supervision Committee, the Bank applies its own criterion based on experience in order to consider reasonable and sustainable prospective information in due manner (including macroeconomic factors) and, as applicable, to determine the proper level of value corrections.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2023
(Translation of Financial Statements originally issued in Spanish – See Note 48)
(Figures stated in thousands of pesos in constant currency)

The following table shows the estimated values for macroeconomic variables used in the models for each scenario (base case, alternative 1 and alternative 2), with the assigned probability of occurrence to each scenario:

Key Drivers	ECL Scenario	Assigned probabilities	2024	2025	2026
		%	%	%	%
	Base case	60	(2.03)	8.46	1.46
GDP growth %	Alternative 1	30	(3.55)	6.96	1.04
	Alternative 2	10	(4.51)	5.04	1.55

	Base case	60	106.52	71.00	46.50
Interest rates %	Alternative 1	30	129.99	96.50	67.50
	Alternative 2	10	140.42	133.19	118.50

	Base case	60	298.10	96.98	55.61
CPI %	Alternative 1	30	386.28	147.79	90.10
	Alternative 2	10	427.33	257.21	150.31

45.1.3	Additional Forward-looking allowances based on expert credit judgment

Adjustment for uncertainty about conditions of accessing loans to MIPYMES

As of December 31, 2022, the Bank decided to record an additional allowance for 4,714,712 based on the estimation of the impact that a change in the current scenario from negative real interest rates, in an accelerating inflationary context, would have on the ECL of the Mipymes portfolio.

Adjustment for expectations of increased risk due to the change in economic policy

At the date of these consolidated Financial Statements, Management considered that there is uncertainty about the impacts that could arise from the change in the economic policy, the implementation of a macroeconomic imbalances adjustment program and an inflation stabilization plan.

In particular, the temporary negative impact on the quality of the consumer credit portfolio, on the behavior of Mipymes and on the expected recovery of companies with credit-impaired, was analyzed. This impact would come from relative price adjustments, the elimination of subsidies on public services, and/or the presence of positive real interest rates, among other measures, until the stability of certain macroeconomic variables and a recovery of activity levels is achieved.

As abovementioned, the Bank decided to record an additional allowance for 10,978,134, which represents the difference in the ECL.

45.1.4	Portfolio quality

The Bank discloses in Exhibit B “Classification of loans and other financing by situation and collateral received” in these consolidated Financial Statements, a breakdown of loans and other financing by classification levels and collateral received.

In addition, the table below shows the analysis by aging of performing loans in arrears (in days):

	12/31/2023
	Delinquent, performing (in days)
Portfolio Type	0 to 31	From 32 to 90	From 91 to 180	From 181 to 360	Over 360
Commercial loans	100.0%	0.0%	0.0%	0.0%	0.0%
Commercial loans comparable to consumer	99.8%	0.2%	0.0%	0.0%	0.0%
Consumer loans	100.0%	0.0%	0.0%	0.0%	0.0%
Total	99.9%	0.1%	0.0%	0.0%	0.0%

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2023
(Translation of Financial Statements originally issued in Spanish – See Note 48)
(Figures stated in thousands of pesos in constant currency)

	12/31/2022
	Delinquent, performing (in days)
Portfolio Type	0 to 31	From 32 to 90	From 91 to 180	From 181 to 360	Over 360
Commercial loans	98.8%	1.2%	0.0%	0.0%	0.0%
Commercial loans comparable to consumer	99.9%	0.1%	0.0%	0.0%	0.0%
Consumer loans	100.0%	0.0%	0.0%	0.0%	0.0%
Total	99.8%	0.2%	0.0%	0.0%	0.0%

The following table shows the loans and other financing portfolio under credit risk by industry sector, classified by risk stage and identifying the expected loss calculated under individual or collective basis:

	1		2
	Collective	Individual	Collective	Individual	3	12/31/2023
Loans and other financing	1,371,295,220	406,896,843	64,303,918	24,817,284	19,993,388	1,887,306,653
Non-financial public sector	495,024	4,221,111	451		144	4,716,730
Other financial entities	4,298,968	5,684,295	5,038			9,988,301
Non-financial private sector	1,366,501,228	396,991,437	64,298,429	24,817,284	19,993,244	1,872,601,622
Individuals	615,826,337	31,112,707	26,552,215	3,577	8,891,559	682,386,395
Manufacturing industry	91,426,964	99,014,827	5,693,834	6,908,731	418,257	203,462,613
Agricultural and cattle industry	213,255,400	72,584,852	10,285,791	3,588,047	6,093,281	305,807,371
Services	161,436,165	18,445,575	10,633,902		1,181,039	191,696,681
Commercial activities	192,555,646	78,063,386	7,071,869	2,082,889	2,161,609	281,935,399
Exploration of mines and quarries	26,080,070	29,084,439	456,522		732,588	56,353,619
Financial intermediation	20,373,297	45,100,172	311,487		54,658	65,839,614
Construction activities	24,419,735	20,075,556	2,983,594		420,749	47,899,634
Electricity supply and gas	15,357,487	3,509,923	104,564	12,234,040	3,303	31,209,317
Public administration	5,512,328		198,566		35,242	5,746,136
Water supply and public sanitation	257,799		6,085		959	264,843

	1		2
	Collective	Individual	Collective	Individual	3	12/31/2022
Loans and other financing	1,493,053,099	326,942,915	54,743,452	8,003,761	15,608,256	1,898,351,483
Non-financial public sector	665,202	6,206,929	89		345	6,872,565
Other financial entities	395	2,912,550				2,912,945
Non-financial private sector	1,492,387,502	317,823,436	54,743,363	8,003,761	15,607,911	1,888,565,973
Individuals	856,134,618	9,803,849	37,580,036		8,309,159	911,827,662
Manufacturing Industry	97,108,701	75,593,107	2,326,102	4,139,367	1,256,235	180,423,512
Agricultural and cattle industry	139,725,585	55,690,371	2,491,260	3,864,394	3,950,398	205,722,008
Services	205,155,967	26,634,514	7,854,619		1,093,611	240,738,711
Commercial activities	139,144,991	72,932,533	3,306,987		705,072	216,089,583
Exploration of mines and quarries	6,997,414	22,499,673	65,627		9,910	29,572,624
Financial intermediation	7,724,509	29,670,367	189,820		80,851	37,665,547
Construction activities	30,478,519	24,522,962	573,413		134,875	55,709,769
Electricity supply and gas	1,567,815	476,060	22,719		5,011	2,071,605
Public administration	7,775,336		326,507		62,669	8,164,512
Water supply and public sanitation	574,047		6,273		120	580,440

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2023

(Translation of Financial Statements originally issued in Spanish – See Note 48)

(Figures stated in thousands of pesos in constant currency)

45.1.5	Collateral and other credit improvements

•	Guarantees received for the entire portfolio

The following table shows the amounts of guarantees received for the entire portfolio as of December 31, 2023.

		Fair value of collateral
Class of financial instrument	Maximum exposure to credit risk	Pledges on time deposits	Deferred payment checks	Mortgage on real property	Pledges on vehicles and machinery	Pledges on personal property	Other	Total collateral	Net exposure	Associated ECL
Loans and other financing	1,887,306,653	39,345,965	92,391,460	116,918,998	51,558,415	25,779,473	349,958,595	675,952,906	1,211,353,747	53,647,780
Loans commitment	1,645,749,167	13,676,897		2,342,098	7,448	6,940,203	95,370,445	118,337,091	1,527,412,076	2,107,219
Other financial assets	175,585,670						10,617,129	10,617,129	164,968,541	595,276
Other debt Securities at amortized cost	10,985,353								10,985,353	12,011
Total	3,719,626,843	53,022,862	92,391,460	119,261,096	51,565,863	32,719,676	455,946,169	804,907,126	2,914,719,717	56,362,286

•	Guarantees received for the portfolio in Stage 3

The following table shows the amounts of guarantees for the portfolio in Stage 3 as of December 31, 2023.

		Fair value of collateral
Class of financial instrument	Maximum exposure to credit risk	Deferred payment checks	Mortgage on real property	Pledges on vehicles and machinery	Pledges on personal property	Other	Total collateral	Net exposure	Associated ECL
Loans and other financing	19,993,388	555	3,985,105	164,806	557,769	3,216,922	7,925,157	12,068,231	15,742,939
Total	19,993,388	555	3,985,105	164,806	557,769	3,216,922	7,925,157	12,068,231	15,742,939

•	Guarantees received for the entire portfolio

The following table shows the amounts of guarantees received for the entire portfolio as of December 31, 2022.

		Fair value of collateral
Class of financial instrument	Maximum exposure to credit risk	Pledges on time deposits	Deferred payment checks	Mortgage on real property	Pledges on vehicles and machinery	Pledges on personal property	Other	Total collateral	Net exposure	Associated ECL
Loans and other financing	1,898,351,483	5,893,066	89,424,025	123,927,241	28,063,858	10,229,713	313,741,675	571,279,578	1,327,071,905	34,262,123
Loans commitment	2,105,872,032	406,807		191,061	20,294	1,172,493	10,826,342	12,616,997	2,093,255,035	2,169,785
Other financial assets	166,688,096								166,688,096	283,507
Other debt Securities at amortized cost	4,195,819								4,195,819	2,477
Total	4,175,107,430	6,299,873	89,424,025	124,118,302	28,084,152	11,402,206	324,568,017	583,896,575	3,591,210,855	36,717,892

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2023

(Translation of Financial Statements originally issued in Spanish – See Note 48)

(Figures stated in thousands of pesos in constant currency)

•	Guarantees received for the portfolio in Stage 3

The following table shows the amounts of guarantees for the portfolio in Stage 3 as of December 31, 2022.

		Fair value of collateral
Class of financial instrument	Maximum exposure to credit risk	Deferred payment checks	Mortgage on real property	Pledges on vehicles and machinery	Pledges on personal property	Other	Total collateral	Net exposure	Associated ECL
Loans and other financing	15,608,256		3,376,576	265,709	81,197	1,075,203	4,798,685	10,809,571	10,768,699
Total	15,608,256		3,376,576	265,709	81,197	1,075,203	4,798,685	10,809,571	10,768,699

Credit Risk

Different methodologies are used to calculate economic capital for Credit Risk, depending on the size of the credit exposure.

In those exposures considered significant, the economic capital is calculated through a Montecarlo Simulation Process and allocated using the Covariance Methodology.

The Montecarlo Simulation Process consists in generation of different losses scenarios. Each scenario represents a possible value of loss distribution. Calculating the difference between 99% percentile –unexpected loss– and the average value –expected loss– of such distribution, the economic capital is obtained.

For each scenario, the following parameters -exogenous to the simulation model- are taken as given: parameters of probability of default (“probability of default” or PD), loss given default (“loss given default” or LGD) and exposure values (“exposure at default” or EAD).

Additionally, a factor is incorporated –amplification or contraction of the debtor's individual PD– that reflects the volatility of defaults by clients in a certain sector of activity (combination of economic activity and/or geographical area where activity is carried out) and the correlation between defaults of clients from different sectors of activity.

The advantage of this methodology is that it incorporates the effect of the concentration of exposures at the debtor level and at the portfolio level.

In those exposures considered not significant, the economic capital requirement is obtained using the Vasicek Model, as present in the final Basel II (2004) document.

In the case of significant wholesale exposures, the Economic Capital by credit risk of each exposure can be decomposed into three risk factors inherent to each exposure:

•	Economic Capital by individual concentration risk: refers to the exacerbation in the magnitude of economic capital derived from the existence of concentration in terms of exposure to a particular client.

•	Economic Capital by risk of sectoral concentration: represents the exacerbation in the magnitude of economic capital generated from the existence of concentration of exposures in the same sector of economic activity.

•	Economic Capital by systemic risk: fraction of capital that would be obtained if the portfolio is diversified both at the sectoral and individual level. It represents non-diversifiable risk.

The Economic Capital by individual concentration risk is defined as the quotient between the variance of the client's simulated loss and the variance of the total simulated loss.

The Economic Capital by sector concentration risk represents the exacerbation in the magnitude of the covariance between the loss of a certain client and the loss of the portfolio due to not having a diversified portfolio and is expressed as a proportion with respect to the variance of the total loss.

Finally, the Economic Capital by systemic risk is calculated as the remaining capital once the individual concentration risk and sector risk components have been subtracted.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2023

(Translation of Financial Statements originally issued in Spanish – See Note 48)

(Figures stated in thousands of pesos in constant currency)

Additionally, a concentration surcharge is considered for non-significant retail and wholesale positions that is supported by Vasicek's formulations. The individual concentration surcharge is calculated as an additional amount on the capital requirements of the aforementioned positions using a coefficient ∝ that, depending on the Herfindahl index (HHI) of the same portfolio and the probability of default (PD) of the accredited entities that form it, takes a certain value.

Counterparty Risk

To calculate the Economic Capital by Counterparty Credit Risk, a simulation model is applied, which reflects the impact of the interdependence between counterparties with similar characteristics.

For this risk, it is necessary to define the EAD of each type of operation. This parameter is necessary for the calculation of the Capital to be allocated. Once the EADs associated with the operations that generate Counterparty Risk are obtained, these values are added at the client level and added to the EADs at the client level generated by traditional credit operations. This vector of EADs at the client level is what is considered for the calculation of Economic Capital by Credit Risk.

Securitization Risk

The debt securities represent collection rights on the assets of the trust, under the conditions established in the prospectus and/or constitutive contract. There may be different types of debt securities with different collection preferences and conditions.

A debt security generates exposure to Credit Risk and exposure to Interest Rate Risk, in the same way as a traditional credit operation does. The calculation and allocation methodologies of Economic Capital for this type of operations, it consists of including operations within the portfolios for which Economic Capital by Credit Risk and Interest Rate Risk are calculated and allocating a portion of the capital calculated based on the incidence of the potential losses that such operations could generate in the total losses of the portfolio.

45.2	Liquidity Risk

The liquidity risk is defined as the possibility that the Bank may not be able to comply with expected and unexpected current and future cash flows effectively, as well as guarantees, without affecting daily transactions or its financial position.

In addition, the market liquidity risk refers to the risk that the Bank may not be able to clear or delete a position at market price:

•	because the assets involved have no sufficient secondary market; or
•	due to market variations.

The Bank features policies regarding liquidity, the purpose of which is to manage liquidity efficiently, optimizing cost and diversification of funding sources, and maximizing the profit from placements through prudent management that ensures the necessary funds to allow the continuity of transactions and compliance with the rules and regulations in force.

In order to reduce the liquidity risk, the Bank has been established a policy with the following main aspects:

Assets: a high-liquidity assets portfolio will be maintained to cover at least 25% of total liabilities, comprising deposits, the corporate bonds issued by the Bank, the repo agreements taken and the financial and interbank loans borrowed.

Liabilities: to minimize the unintended effects of illiquidity, deriving from the possible withdrawal of deposits and the repayment of interbank loans taken, the Bank:

-	Seeks the proper diversification of financing sources to enable the constant availability of funds and fulfill institutional obligations within a market variability environment.

-	Gives priority to attracting retail deposits to have an atomized deposit portfolio and lower risks in relation to material withdrawals concentrated in a few depositors.

-	Does not depend excessively on obtaining repo transactions and interfinancial loans as a permanent funding source.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2023

(Translation of Financial Statements originally issued in Spanish – See Note 48)

(Figures stated in thousands of pesos in constant currency)

In addition, the Bank implemented a series a risk measurement and control tools, including the regular monitoring of liquidity gaps, separated by currency, as well as different liquidity ratios, including the “bi-monetary liquidity ratio”, “Liquidity Coverage Ratio” (LCR) and “Net Stable Funding Ratio” (NSFR), among others.

The Executive Risk Management Department regularly monitors compliance of the different levels set by the Board of Directors in relation to liquidity risk, which include minimum levels of liquidity, maximum concentration levels allowed by type of deposit and by type of customer, among others.

In the event of a liquidity crisis, the Bank has a contingency plan with different actions, like as follows:

•        Financing through call banking and repo agreements with the BCRA.

•        Spot sale of securities government portfolio.

•        Limit credit assistance to private sector.

•        Increase deposit rates in order to capture deposits.

The following table shows the liquidity ratios during the fiscal years 2023 and 2022, which arise from dividing net liquid assets, made up of cash and cash equivalents, by total deposits.

	2023	2022
December, 31	109.94%	93.65%
Average	97.50%	93.59%
Max	109.94%	95.25%
Min	92.56%	92.45%

The Bank discloses in exhibit D “Breakdown of loans and other financing by terms” and exhibit I “Breakdown of financial liabilities by residual terms” to the accompanying consolidated Financial Statements the breakdown by contractual maturity, of financial assets and liabilities, respectively.

45.3	Market Risk

Market risk is defined as the possibility of suffering losses in positions on and off the Bank's balance sheet as a result of the adverse fluctuations in the market prices of different assets.

Market risks arise from interest rate, currency and price positions, all of which are exposed to general and specific market changes and changes in the price volatility such as interest rates, credit margins, foreign currency exchange rates and prices of shares and securities, among others.

The Bank determines the market risk exposure arising from the fluctuation in the value of portfolios of investments for trading, which result from changes in market prices, the Bank's net positions in foreign currency, and government and private securities with normal quoted prices.

These risks arise from the size of the Bank’s net positions and/or the volatility of the risk factors involved in each financial instrument.

The Bank features Market Risk Management Policies in which the Bank establishes the proceedings to monitor and control risks derived from the variations in the quotes of financial instruments in order to optimize the risk-return ratio, making use of the appropriate structure of limits, models and management tools. In addition, the Bank features proper tools and proceedings allowing the Risk Management Committee and the Assets and Liabilities Committee to measure and administer this risk.

Risks to which those investment portfolios are exposed are monitored through Montecarlo simulation techniques of “Value at Risk” (VaR). The Bank applies the VaR methodology to calculate the market risk of the main positions adopted and the expected maximum loss based on a series of assumptions for a variety of changes in market conditions.

In order to carry out the abovementioned simulation, the Bank needs to have the Price historical series of those instruments that compose the portfolio.

Prices are corrected by purging the effects of coupon payments and dividend payments, in the case of shares, in order to avoid affecting returns.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2023

(Translation of Financial Statements originally issued in Spanish – See Note 48)

(Figures stated in thousands of pesos in constant currency)

The method consists in creating return or price scenarios concerning an asset through the generation of random numbers. This is based on the selection of a stochastic model describing the performance of prices for each asset with the resulting specification of certain parameters required for calculation purposes. The model used is the geometric Brownian motion.

Once all “n” potential scenarios are obtained for valued positions, the P&L vector must be calculated as the difference between the estimated value of the future portfolio and its value upon calculation. Then profit and loss will be placed in order to obtain the value at risk according to the 99% percentage applied.

Finally, the Economic Capital by market risk is obtained as the difference between the current value of the portfolio and the critical value previously obtained.

45.4	Interest Rate Risk

The interest rate risk is defined as the possibility that changes occur in the Bank's financial condition as a result of adverse interest rate fluctuations with a negative impact on the Shareholders’ equity and profit or loss.

Within the framework of the interest rate risk management the Bank features a series of policies, procedures and internal controls included in the Structural Risk Management.

The Bank monitors the net present value of its assets, liabilities and off balance sheet items, upon certain disturbance scenarios and interest rate stress through Montecarlo simulation techniques.

For this purpose, the maximum potential loss is determined considering a temporal line of three months and 99% confidence level interval.

The Equity Value Model (EVM) is determined as the net sum of cash flows (interest and principal losses) that the Bank can generate, discounted at market interest rate curve. If the market interest rate curve used for the discount is affected, the effect of such variation impacts directly on the value of the Bank. Generally speaking, reports related to EVM seek to analyze the Bank’s long-term solvency.

It is noteworthy that the use of that approach does not avoid losses beyond those limits in the event of the most significant market changes.

As of December 31, 2023 and 2022, the Bank’s economic capital by type of risk is as follows:

Economic capital (EC – in millions)	12/31/2023	12/31/2022
Interest rate risk	29,487	12,656
Currency exchange rate risk	23,116	10,687
Price risk	15,167	12,362

45.5	Foreign Currency Exchange Rate Risk

The Bank is exposed to fluctuations in foreign currencies exchange rates in its financial position and cash flows. The larger proportion of assets and liabilities kept are related to US dollars.

The foreign currency position includes assets and liabilities expressed in pesos at the exchange rate as of the closing dates mentioned below. An institution’s open position comprises assets, liabilities and memorandum accounts stated in foreign currency, where an institution assumes the risk. Any devaluation / revaluation of those currencies affect the Bank’s statement of income.

The Bank’s open position, stated in Argentine pesos by currency, is disclosed in exhibit L “Foreign currency balances” to these consolidated Financial Statements.

45.6	Operational Risk

Operational risk is defined as the risk of loss arising from the inadequacy or failure of internal processes, human errors and/or internal system failures, or those originated by external events. This definition includes the Legal Risk but excludes the Strategic Risk and Reputational Risk.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2023

(Translation of Financial Statements originally issued in Spanish – See Note 48)

(Figures stated in thousands of pesos in constant currency)

Within such framework, the legal risk (which may occur from within the Bank or externally) comprises, among other aspects, the exposure to penalties, sanctions or other economic consequences or results for failure to comply with any rule or regulation or contractual obligation.

On the other hand, the Bank implemented an operational risk management system that meets the guidelines and provisions established by the BCRA in its Communiqué “A” 5398, as amended, and under Communiqué “A” 5272 the BCRA provided for a minimum capital requirement under this description, effective as of February 1, 2012.

The operating risk management system is formed by:

a)	Organizational structure: the Bank has an Operational Risk Management that is in charge of managing operational risk and a Risk Management Committee.

b)	Policies: the Bank has a “Manual for the Operational Risk Management” approved by the Board of Directors, which define the main concepts, roles and responsibilities of the Board of Directors, the Senior Management and all the areas involved in this risk management.

c)	Procedures: the Bank features a procedure for the “Collection of events and losses from Operational Risk” that includes a process to gather the Operational Events and Losses to register on a systematic basis the frequency, severity, category and other relevant aspects related to the events and losses from Operational Risk.

d)	The objective is to assess the Bank’s situation upon occurrence of events, in order to better understand the Operational Risk profile and, if applicable, take the necessary corrective actions.

In addition, the Bank has a procedure that establishes the guidelines to prepare risk self-assessments and, in the event of risks exceeding allowed tolerance levels, guidelines to establish risk indicators and action plans.

e)	Computer Systems: the Bank has computer systems that allow managing all Operational and Technology Risks.

f)	Database: the Bank has an operational risk event database prepared pursuant to the guidelines established in Communiqué “A” 4904, as supplemented.

g)	Information systems to measure risks: the Risk Management Department generates and sends, on a regular basis, reports to the Board of Directors, the Risk Management Committee and the Senior Management. With such reports the Risk Management Department communicates the results of the follow-up of the management of the main risks to which the Bank is exposed. Each report contains information on risk measurement, evolution, trends, principal exposures, control of main limits and the capital level required for each type of risk.

At the meeting of the Risk Management Committee, the Comprehensive Risk Management Department shall submit for consideration the results of the performance of such department and the reports issued during the period under analysis. The resolutions adopted by the Committee shall be recorded in Minutes to be considered by the Board of Directors, who shall subsequently approve, in this manner, the performance and risk level of the analyzed period.

The Entity has a methodology for Economic Capital calculation for operational risk.

The Economic Capital for operational risk will arise from a simulation engine, which will produce a distribution of total losses for operational risk.

In this manner, the Economic Capital can be arrived at, which is calculated from the resulting difference between the Maximum Loss (associated with a 99.9% confidence level) and the Expected Loss of said distribution.

Taking into account that the Holding Period is the time it takes to change the risk profile of the portfolio, in the case of Operational Risk this concept is very variable, since it depends on each risk (for example, it does not take the same in taking out insurance than in improving processes to avoid fraud by third parties with retirees). In this sense, one year will be taken as the evaluation period, respecting normal market practice.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2023

(Translation of Financial Statements originally issued in Spanish – See Note 48)

(Figures stated in thousands of pesos in constant currency)

Furthermore, this methodology contemplates the allocation of economic capital to different risks, considering the concentration effect of processes in one or more suppliers.

The capital calculation under this methodology contemplates:

-	Analyze the inputs to be used in the simulation engine:

-	Event database

-	Self-assessment questionnaire

It should be noted that the event base and the self-assessment questionnaires represent empirical information (objective and subjective, respectively), and therefore, for the purposes of building the simulation engine, they must be re-expressed in theoretical terms (distributions of probability) that allow these simulations to be carried out.

-	Make a credibility analysis with the objective of combining the information from the event base with the self-assessment questionnaires.

The basic idea of the model is to combine information of different natures: objective and subjective. The more reliable the objective source information is, the greater its weighting will be, to the detriment of subjective source information.

-	Build a simulation engine that allows generating the distribution of total losses from operational risk.

The combined parameters are obtained from different bases. These parameters allow generating a simulation process of total losses.

The methodology for calculating economic capital for Operational Risk is supported by a methodological document which establishes the procedures in order to carry out the abovementioned tasks.

This document contains the methodology that bases the guidelines adopted for the construction of the Economic Capital calculation engine for Operational Risk and the calculation that details the application of inputs and results obtained from the run of the Economic Capital calculation engine for Operational Risk.

46.	CHANGES IN THE ARGENTINE MACROECONOMIC ENVIRONMENT AND FINANCIAL AND CAPITAL MARKETS

In the last years, the Argentine financial market has observed a prolonged period of volatility in the market prices of public and private financial instruments, including a high level of country risk, an increase in the official exchange rate between the Argentine peso and the US dollar, an increase in interest rates and a significant acceleration of the inflation rate (see Note 3. section "unit of measurement").

Particularly, related to the price of the US dollar, since the end of 2019 the gap between the official price of the US dollar -used mainly for foreign trade- and alternative market values began to widen significantly, having reached maximum peaks close to 200%. As of the date of issuance of these Financial Statements, the aforementioned gap amounts to approximately 27%.

Regarding the administration of the national public debt, a restructuring process has been observed, including various voluntary exchanges and agreements reached regarding debts with the Paris Club and the International Monetary Fund.

In this context, on December 10, 2023, the new authorities of the Argentine national government took office and issued a series of emergency measures. Among the main objectives, among other relevant issues, is a regulatory flexibility in economic matters, reduction of the fiscal deficit mainly through a reduction in spending, including reduction of different types of subsidies. Likewise, there was a devaluation of the Argentine peso close to 55% against to the US dollar, which has generated an acceleration of the inflation rate, with interannual inflation measured from the national CPI published by INDEC being 254% at the date of issue of these consolidated Financial Statements.

The comprehensive program pursued by the new national government includes reforms in the economy, justice, foreign relations, infrastructure and others. On December 20, 2023, through Decree of Necessity and Urgency No. 70/2023, a significant number of reforms were established, regarding which different actors presented various protections or unconstitutionality requests to Justice to stop their application.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2023

(Translation of Financial Statements originally issued in Spanish – See Note 48)

(Figures stated in thousands of pesos in constant currency)

In addition, the local and international macroeconomic context generates certain degree of uncertainty regarding its future progress, considering the level of the global economic recovery.

Therefore, the Bank’s Management permanently monitors any changes in the abovementioned situations in international and local markets, to determine the possible actions to adopt and to identify the possible impact on its financial situation that may need to be reflected in the future Financial Statements.

47.	EVENTS AFTER REPORTING PERIOD

No other significant events occurred between the end of the fiscal year and the issuance of these consolidated Financial Statements that may materially affect the financial position or the profit and loss for the fiscal year, not disclosed in these consolidated Financial Statements.

48.	ACCOUNTING PRINCIPLES – EXPLANATION ADDED FOR TRANSLATION INTO ENGLISH

These consolidated Financial Statements are presented in accordance with the accounting framework established by the BCRA, as mentioned in Note 3. These accounting standards may not conform to accounting principles generally accepted in other countries.

101	Jorge Pablo Brito Chairperson

EXHIBIT A

CONSOLIDATED DETAIL OF GOVERNMENT AND PRIVATE SECURITIES
AS OF DECEMBER 31,2023 AND 2022
(Translation of the Financial Statements originally issued in Spanish – See Note 48)
(Figures stated in thousands of pesos in constant currency)

		Holdings				Position
		12/31/2023			12/31/2022	12/31/2023
Name	Identification	Fair Value	Fair value level	Book amounts	Book amounts	Position without options	Options	Final position
DEBT SECURITIES AT FAIR VALUE THROUGH PROFIT OR LOSS

- Local
Government securities
Argentine government discount bonds in dual currency - Maturity: 08-30-2024	9201		1	821,881,169		823,050,819	(811,557,660)	11,493,159
Argentine government discount bonds in dual currency - Maturity: 04-30-2024	9186		1	322,820,204		348,032,566	(536,000,000)	(187,967,434)
Argentine government discount bonds in dual currency - Maturity: 02-28-2024	9156		1	241,101,548	35,737,886	241,444,898	(198,591,395)	42,853,503
Argentine government Treasury bonds tied to the US dollar - Maturity: 04-30-2024	9120		1	190,164,513	255,881	190,164,513	(183,804,771)	6,359,742
Argentine government discount bonds in dual currency - Maturity: 06-30-2024	9230		1	102,371,616		103,175,616	(57,807,600)	45,368,016
Neuquén government Treasury bills S01 C01 - Maturity: 04-19-2026	42753		2	9,168,242		9,168,242		9,168,242
Argentine government Treasury bonds in pesos adjusted by CER 4.25% - Maturity: 10-14-2024	9179		1	5,985,638		5,985,638		5,985,638
Autonomous City of Buenos Aires bonds 7.5% - Maturity: 06-01-2027	80927		2	5,238,009	4,677,694	5,238,009		5,238,009
Argentine government US dollar step-up bonds - Maturity: 07-09-2030	81086		1	2,381,340	1,448,053	2,381,340		2,381,340
Argentine government Treasury bonds in pesos adjusted by CER - Maturity: 11-09-2026	5925		1	2,365,081	3,924,708	2,365,081		2,365,081
Other				10,165,716	591,822,080	10,449,210		10,449,210
Subtotal local government securities (1)				1,713,643,076	637,866,302	1,741,455,932	(1,787,761,426)	(46,305,494)

(1)	In March and June 2023, the Bank entered into voluntary debt exchange under the terms of section 11, Presidential Decree No. 331/2022 issued by the Ministry of Economy. The securities involved in such exchange transactions were as follows:

•	Argentine government Treasury bills in pesos adjusted by CER – Maturity: 05-19-2023 (X19Y3) for a face value of 1,145,882,575.

•	Argentine government discount bonds in dual currency – Maturity: 07-21-2023 (TDL23) for a face value of 344,498,105.

•	Argentine government discount Treasury bills in pesos – Maturity: 05-31-2023 (S31Y3) for a face value of 295,000,000.

•	Argentine government discount Treasury bills in pesos – Maturity: 04-28-2023 (S28A3) for a face value of 210,000,000.

•	Argentine government discount Treasury bills in pesos – Maturity: 03-31-2023 (S31M3) for a face value of 200,000,000.

•	Argentine government Treasury bills in pesos adjusted by CER – Maturity: 06-16-2023 (X16J3) for a face value of 159,305,395.

•	Argentine government discount bonds in dual currency – Maturity: 09-29-2023 (TDS23) for a face value of 120,244,752.

•	Argentine government Treasury bonds tied to the US dollar - Maturity: 07-31-2023 (T2V3) for a face value of 3,000,000.

Additionally, with almost all the instruments received, the Bank acquired put options with the BCRA. These options give the Bank the opportunity to sell (put option) the underlying asset at a value determined by the applicable BCRA regulations. In this transaction, the options could be exercised up to one day before the maturity of the underlying instrument. As of December 31, 2023, their notional value amounted to 723,905,521.

In January and February 2024 the following put options were exercised:

•	Argentine government discount bonds in dual currency - Maturity: 08-30-2024 (TDG24) for a face value of 1,033,387,454.

•	Argentine government discount bonds in dual currency - Maturity: 04-30-2024 (TDA24) for a face value of 416,431,788.

•	Argentine government Treasury bonds tied to the US dollar 0.40% - Maturity: 04-30-2024 (TV24) for a face value of 237,640,435.

•	Argentine government discount bonds in dual currency - Maturity: 06-30-2024 (TDJ24) for a face value of 113,500,000.

102	Jorge Pablo Brito Chairperson

EXHIBIT A
(continued)

CONSOLIDATED DETAIL OF GOVERNMENT AND PRIVATE SECURITIES
AS OF DECEMBER 31,2023 AND 2022
(Translation of the Financial Statements originally issued in Spanish – See Note 48)
(Figures stated in thousands of pesos in constant currency)

		Holdings				Position
		12/31/2023			12/31/2022	12/31/2023
Name	Identification	Fair Value	Fair value level	Book amounts	Book amounts	Position without options	Options	Final position
DEBT SECURITIES AT FAIR VALUE THROUGH PROFIT OR LOSS (continued)

- Local
Private securities
Corporate bonds YPF SA C025 - Maturity: 02-13-2026	57118		1	10,228,522		10,228,522		10,228,522
Corporate bonds Pampa Energía SA CL. I - Maturity: 01-24-2027	91977		2	3,491,351	1,842,764	3,491,351		3,491,351
Corporate bonds Genneia SA C031 - Maturity: 09-02-2027	96105		1	2,930,261	4,140,470	2,930,261		2,930,261
Corporate bonds Transportadora de Gas del Sur SA C002 - Maturity: 05-02-2025	92902		1	1,983,861	2,204,865	1,983,861		1,983,861
Corporate bonds YPF SA C39 - Maturity: 07-28-2025	91370		1	1,767,458		1,767,458		1,767,458
Corporate bonds Coemision Gemsa and CTR C021 - Maturity: 04-17-2025	56981		1	1,740,002		1,740,002		1,740,002
Corporate bonds Telecom Argentina SA C005 - Maturity: 08-06-2025	71326		1	1,517,696	215,036	1,517,696		1,517,696
Corporate bonds YPF SA C002 - Maturity: 07-25-2026	80571		2	1,279,846		1,279,846		1,279,846
Corporate bonds Capex SA C005 - Maturity: 08-25-2028	83286		1	1,169,504		1,169,504		1,169,504
Corporate bonds Telecom Argentina SA C001 - Maturity: 07-18-2026	94390		1	1,065,260	861,210	1,065,260		1,065,260
Other				5,617,494	10,107,998	5,617,494		5,617,494
Subtotal local private securities (2)				32,791,255	19,372,343	32,791,255		32,791,255

- Foreign
Government securities
US Treasury bills - Maturity: 06-27-2024			1	3,153,777		3,153,777		3,153,777
US Treasury bills - Maturity: 10-31-2024			1	2,331,621		2,331,621		2,331,621
US Treasury bills - Maturity: 08-08-2024			1	194,108		194,108		194,108
Subtotal foreign government securities				5,679,506		5,679,506		5,679,506
TOTAL DEBT SECURITIES AT FAIR VALUE THROUGH PROFIT OR LOSS				1,752,113,837	657,238,645	1,779,926,693	(1,787,761,426)	(7,834,733)

(2)	In July 2023, the Bank decided to enter into a swap of the following instrument: Aeropuertos Argentina 2000 US dollars 4% class 3 - Maturity: 09-08-2023 (AER3D) for a total face value of 4,555,434.

103	Jorge Pablo Brito Chairperson

EXHIBIT A
(continued)

CONSOLIDATED DETAIL OF GOVERNMENT AND PRIVATE SECURITIES
AS OF DECEMBER 31,2023 AND 2022
(Translation of the Financial Statements originally issued in Spanish – See Note 48)
(Figures stated in thousands of pesos in constant currency)

		Holdings				Position
		12/31/2023			12/31/2022	12/31/2023
Name	Identification	Fair Value	Fair value level	Book amounts	Book amounts	Position without options	Options	Final position
OTHER DEBT SECURITIES

Measured at fair value through other comprehensive income
- Local
Government securities
Argentine government Treasury bonds in pesos adjusted by CER 4.25% - Maturity: 02-14-2025	9180		1	196,595,700		196,595,700	(185,296,243)	11,299,457
Argentine government Treasury bonds in pesos adjusted by CER 3.75% - Maturity: 04-14-2024	9178		1	33,259,200		33,259,200	(33,259,200)
Argentine government Treasury bonds in pesos - Maturity: 05-23-2027	9132		1	6,667,968		6,667,968		6,667,968
Argentine government US dollar step-up bonds - Maturity: 07-09-2030	5921		1	3,757,257	1,620,162	3,757,257		3,757,257
Argentine government Treasury bonds in pesos - Maturity: 08-23-2025	9196		2	2,753,280		2,753,280		2,753,280
Argentine government Treasury bonds in pesos BADLAR x 0.7 - Maturity: 11-23-2027	9166		1	2,597,991		2,597,991		2,597,991
Argentine government Treasury bonds in pesos adjusted by CER 4.25% - Maturity: 10-14-2024	9179		1	2,200,700		2,200,700	(54,288,227)	(52,087,527)
Argentine government US dollar bonds 1% - Maturity: 07-09-2029	5927		1	281,643	112,536	281,643		281,643
Argentine government discount bills in pesos adjusted by CER - Maturity: 02-17-2023	9111				154,488,695
Argentine government Treasury bonds in pesos adjusted by CER - Maturity: 03-25-2023	5492				111,578,472
Other					138,526,949
Subtotal local government securities (3)				248,113,739	406,326,814	248,113,739	(272,843,670)	(24,729,931)

- Foreign
Government securities
US Treasury bills - Maturity: 01-18-2024			1	25,810,639		25,810,639		25,810,639
US Treasury bills - Maturity: 01-11-2024			1	12,111,378		12,111,378		12,111,378
US Treasury bills - Maturity: 01-09-2024			1	5,653,606		5,653,606		5,653,606
US Treasury bills - Maturity: 01-10-2024					23,141,672
Subtotal foreign government securities				43,575,623	23,141,672	43,575,623		43,575,623
Total Other debt securities measured at fair value through other comprehensive income				291,689,362	429,468,486	291,689,362	(272,843,670)	18,845,692

(3)	In January and March 2023, the Bank entered into voluntary debt exchange under the terms of section 11, Presidential Decree No. 331/2022 issued by the Ministry of Economy. The securities involved in such exchange transactions were as follows:

•	Argentine government discount Treasury bills in pesos – Maturity: 06-30-2023 (S3OJ3) for a face value of 26,640,975,851.
•	Argentine government discount Treasury bills in pesos adjusted by CER – Maturity: 02-17-2023 (X17F3) for a face value of 20,900,000,000.
•	Argentine government discount Treasury bills in pesos – Maturity: 02-28-2023 (S28F3) for a face value of 12,893,000,000.
•	Argentine government discount Treasury bills in pesos adjusted by CER – Maturity: 06-16-2023 (X16J3) for a face value of 4,516,000,000.
•	Argentine government discount Treasury bills in pesos adjusted by CER – Maturity: 05-19-2023 (X19Y3) for a face value of 1,759,369,713.
•	Argentine government discount Treasury bills in pesos adjusted by CER – Maturity: 01-20-2023 (X20E3) for a face value of 290,000,000.

Additionally, with almost all the instruments received, the Bank acquired put options with the BCRA that could be exercised up to one day before the maturity of the underlying instrument.

104	Jorge Pablo Brito Chairperson

EXHIBIT A
(continued)

CONSOLIDATED DETAIL OF GOVERNMENT AND PRIVATE SECURITIES
AS OF DECEMBER 31,2023 AND 2022
(Translation of the Financial Statements originally issued in Spanish – See Note 48)
(Figures stated in thousands of pesos in constant currency)

		Holdings				Position
		12/31/2023			12/31/2022	12/31/2023
Name	Identification	Fair Value	Fair value level	Book amounts	Book amounts	Position without options	Options	Final position
OTHER DEBT SECURITIES (continued)

Measured at amortized cost
- Local
Government securities
Argentine government Treasury bonds in pesos - Maturity: 08-23-2025	9196	49,559,040	2	44,964,621		44,964,621		44,964,621
Argentine government Treasury bonds in pesos - Maturity: 05-23-2027	9132	35,323,561	1	35,271,742	126,025,487	40,490,779		40,490,779
Argentine government Treasury bonds in pesos BADLAR x 0.7 - Maturity: 11-23-2027	9166	13,387,029	1	14,081,497	26,159,376	14,081,497		14,081,497
Discount bonds in pesos 5.83% - Maturity: 12-31-2033	45696	2,671,746	1	1,495,118	1,578,864	1,495,118		1,495,118
Province of Río Negro Treasury bills S03 - Maturity: 06-14-2024	42698	104,561	2	250,517		250,517		250,517
Province of Río Negro debt securities in pesos - Maturity: 04-12-2023	42534				623,992
Province of Río Negro Treasury bills S02 in pesos - Maturity: 06-15-2023	42555				619,838
Subtotal local government securities				96,063,495	155,007,557	101,282,532		101,282,532

BCRA bills
BCRA internal bills at benchmark exchange rate, at zero rate - Maturity: 10-03-2024		10,106,040	1	10,106,040		10,106,040		10,106,040
BCRA internal bills at benchmark exchange rate, at zero rate - Maturity: 11-18-2024		7,276,350	1	7,276,350		7,276,350		7,276,350
BCRA internal bills at benchmark exchange rate, at zero rate - Maturity: 10-19-2024		4,042,417	1	4,042,417		4,042,417		4,042,417
BCRA internal bills at benchmark exchange rate, at zero rate - Maturity: 11-15-2024		3,314,782	1	3,314,782		3,314,782		3,314,782
BCRA internal bills at benchmark exchange rate, at zero rate - Maturity: 08-06-2024		2,263,753	1	2,263,753		2,263,753		2,263,753
BCRA internal bills at benchmark exchange rate, at zero rate - Maturity: 08-08-2024		1,940,360	1	1,940,360		1,940,360		1,940,360
BCRA internal bills at benchmark exchange rate, at zero rate - Maturity: 11-13-2024		1,697,815	1	1,697,815		1,697,815		1,697,815
BCRA internal bills at benchmark exchange rate, at zero rate - Maturity: 11-20-2024		1,455,270	1	1,455,270		1,455,270		1,455,270
BCRA internal bills at benchmark exchange rate, at zero rate - Maturity: 10-18-2024		808,483	1	808,483		808,483		808,483
BCRA internal bills at benchmark exchange rate, at zero rate - Maturity: 08-03-2024		161,697	1	161,697		161,697		161,697
Other					1,670,281,970
Subtotal BCRA bills				33,066,967	1,670,281,970	33,066,967		33,066,967

BCRA notes
BCRA liquidity notes in pesos - Maturity: 01-04-2023					37,698,797
Subtotal BCRA notes					37,698,797

105	Jorge Pablo Brito Chairperson

EXHIBIT A
(continued)

CONSOLIDATED DETAIL OF GOVERNMENT AND PRIVATE SECURITIES
AS OF DECEMBER 31,2023 AND 2022
(Translation of the Financial Statements originally issued in Spanish – See Note 48)
(Figures stated in thousands of pesos in constant currency)

		Holdings				Position
		12/31/2023			12/31/2022	12/31/2023
Name	Identification	Fair Value	Fair value level	Book amounts	Book amounts	Position without options	Options	Final position
OTHER DEBT SECURITIES (continued)

Private securities
Corporate bonds Vista Energy Argentina SAU C20 - Maturity: 07-20-2025 (4)	57081	3,593,566	1	2,579,153		2,579,153		2,579,153
Corporate bonds Vista Energy Argentina SAU C13 - Maturity: 08-08-2024 (4)	56207	2,989,496	1	2,379,207	1,625,295	2,379,207		2,379,207
Corporate bonds Vista Oil y Gas Argentina SAU C15 -Maturity: 01-20-2025 (4)	56637	2,814,318	2	2,194,824	1,499,962	2,194,824		2,194,824
Corporate bonds Volkswagen Financial Services C010 – Maturity: 10-12-2024	57447	1,932,577	2	1,923,729		1,923,729		1,923,729
Corporate bonds MSU SA C06 – Maturity: 11-02-2024	56530	1,000,000	1	811,502		811,502		811,502
Fiduciary debt securities Confibono Financial Trust S73 Class A - Maturity: 05-20-2024	57520	509,579	2	474,426		474,426		474,426
Corporate bonds SME Liliana SRL Guaranteed S01 – Maturity: 04-18-2025	57457	442,248	2	420,072		420,072		420,072
Fiduciary debt securities Secubono Financial Trust S230 Class A - Maturity: 06-28-2024	57480	83,309	2	77,380		77,380		77,380
Fiduciary debt securities Moni Mobile Financial Trust S09 Class A - Maturity: 09-16-2024	57474	59,217	2	55,448		55,448		55,448
Fiduciary debt securities Supercanal II Financial Trust Class A - Maturity: 03-21-2024	56949	24,873	2	24,852		24,852		24,852
Subtotal local private securities				10,973,486	4,193,342	10,973,486		10,973,486
Total Other debt securities measured at amortized cost				140,103,948	1,867,181,666	145,322,985		145,322,985
TOTAL OTHER DEBT SECURITIES				431,793,310	2,296,650,152	437,012,347	(272,843,670)	164,168,677
EQUITY INSTRUMENTS

Measured at fair value through profit or loss
- Local
Mercado Abierto Electrónico SA			3	1,669,450	1,440,372	1,669,450		1,669,450
Matba Rofex SA	30023		1	814,957		814,957		814,957
C.O.E.L.S.A			3	242,424	272,678	242,424		242,424
AC Inversora SA			3	39,182	60,983	39,182		39,182
Sedesa			3	37,638	66,301	37,638		37,638
Mercado a Término Rosario SA			3	25,702		25,702		25,702
Mercado a Término Rosario SA			3	19,276		19,276		19,276
Provincanje SA			3	15,290	45,173	15,290		15,290
Pampa Energía SA	457		1	3,166	2,247	3,166		3,166
Acindar SA			3	1,445		1,445		1,445
Other				1,303	230,000	1,303		1,303
Subtotal local				2,869,833	2,117,754	2,869,833		2,869,833

(4)	Fair value obtained from the use of quotes in pesos.

106	Jorge Pablo Brito Chairperson

EXHIBIT A
(continued)

CONSOLIDATED DETAIL OF GOVERNMENT AND PRIVATE SECURITIES
AS OF DECEMBER 31,2023 AND 2022
(Translation of the Financial Statements originally issued in Spanish – See Note 48)
(Figures stated in thousands of pesos in constant currency)

		Holdings				Position
		12/31/2023			12/31/2022	12/31/2023
Name	Identification	Fair Value	Fair value level	Book amounts	Book amounts	Position without options	Options	Final position
EQUITY INSTRUMENTS

- Foreign
Banco Latinoamericano de Comercio Exterior SA			1	146,084	65,260	146,084		146,084
Cedear Vista Oil & Gas	8527		1	125,423	45,811	125,423		125,423
Cedear Pepsico	8146		1	40,694	58,498	40,694		40,694
Sociedad de Telecomunicaciones Financieras Interbancarias Mundiales			3	26,122	17,582	26,122		26,122
Cedear Thermo Fisher Scientific Inc.	8476		1	5,685	7,956	5,685		5,685
Cedear Exxon Mob	8019				106,082
Cedear Berkshire Hathaway Inc.	8529				89,156
Cedear McDonald	8030				67,049
Cedear Bioceres Crop Solutions Corp.	8530				11,126
Cedear Unitedhealth Group Inc.	8541				8,144
Other					19,718
Subtotal foreign				344,008	496,382	344,008		344,008
Total measured at fair value through profit or loss				3,213,841	2,614,136	3,213,841		3,213,841
TOTAL EQUITY INSTRUMENTS				3,213,841	2,614,136	3,213,841		3,213,841
TOTAL GOVERNMENT AND PRIVATE SECURITIES				2,187,120,988	2,956,502,933	2,220,152,881	(2,060,605,096)	159,547,785

107	Jorge Pablo Brito Chairperson

EXHIBIT B

CONSOLIDATED CLASSIFICATION OF LOANS AND OTHER FINANCING
BY SITUATION AND COLLATERAL RECEIVED
AS OF DECEMBER 31, 2023 AND 2022
(Translation of the Financial Statements originally issued in Spanish – See Note 48)
(Figures stated in thousands of pesos in constant currency)

COMMERCIAL	12/31/2023	12/31/2022
In normal situation	894,603,100	345,287,138
With senior “A” collateral and counter-collateral	68,627,037	44,845,771
With senior “B” collateral and counter-collateral	86,740,205	57,182,528
Without senior collateral or counter-collateral	739,235,858	243,258,839

Troubled	4,760,003	4,361,616
With senior “A” collateral and counter-collateral		223,697
With senior “B” collateral and counter-collateral	3,645,115	2,882,143
Without senior collateral or counter-collateral	1,114,888	1,255,776

With high risk of insolvency	3,974,897	2,510,811
With senior “A” collateral and counter-collateral	324,452	271,164
With senior “B” collateral and counter-collateral	2,712,461	1,850,587
Without senior collateral or counter-collateral	937,984	389,060

Irrecoverable	2,173,375
Without senior collateral or counter-collateral	2,173,375
Subtotal commercial	905,511,375	352,159,565

108	Jorge Pablo Brito Chairperson

EXHIBIT B
(continued)

CONSOLIDATED CLASSIFICATION OF LOANS AND OTHER FINANCING
BY SITUATION AND COLLATERAL RECEIVED
AS OF DECEMBER 31, 2023 AND 2022
(Translation of the Financial Statements originally issued in Spanish – See Note 48)
(Figures stated in thousands of pesos in constant currency)

CONSUMER AND MORTGAGE	12/31/2023	12/31/2022
Performing	1,238,394,745	1,548,565,816
With senior “A” collateral and counter-collateral	92,124,686	102,826,720
With senior “B” collateral and counter-collateral	75,516,705	92,250,933
Without senior collateral or counter-collateral	1,070,753,354	1,353,488,163

Low risk	10,467,302	12,020,560
With senior “A” collateral and counter-collateral	254,286	184,908
With senior “B” collateral and counter-collateral	269,602	263,342
Without senior collateral or counter-collateral	9,943,414	11,572,310

Low risk - in special treatment	77,517	91,510
Without senior collateral or counter-collateral	77,517	91,510

Medium risk	7,020,215	8,229,321
With senior “A” collateral and counter-collateral	133,494	57,262
With senior “B” collateral and counter-collateral	159,029	212,386
Without senior collateral or counter-collateral	6,727,692	7,959,673

High risk	6,732,870	6,268,913
With senior “A” collateral and counter-collateral	191,935	70,711
With senior “B” collateral and counter-collateral	90,327	243,652
Without senior collateral or counter-collateral	6,450,608	5,954,550

Irrecoverable	3,328,806	2,809,071
With senior “A” collateral and counter-collateral	3,381	95,524
With senior “B” collateral and counter-collateral	346,271	444,457
Without senior collateral or counter-collateral	2,979,154	2,269,090

Subtotal consumer and mortgage	1,266,021,455	1,577,985,191
Total	2,171,532,830	1,930,144,756

109	Jorge Pablo Brito Chairperson

EXHIBIT B
(continued)

CONSOLIDATED CLASSIFICATION OF LOANS AND OTHER FINANCING
BY SITUATION AND COLLATERAL RECEIVED
AS OF DECEMBER 31, 2023 AND 2022
(Translation of the Financial Statements originally issued in Spanish – See Note 48)
(Figures stated in thousands of pesos in constant currency)

This exhibit discloses the contractual figures as established by the BCRA. The conciliation with the consolidated Statements of financial position is listed below.

	12/31/2023	12/31/2022
Loans and other financing	1,833,658,873	1,864,089,360
Added:
Allowances for loans and other financing	53,647,780	34,262,123
Adjustment amortized cost and fair value	14,797,111	5,253,782
Debt securities of financial trust - Measured at amortized cost	665,139	960,269
Corporate bonds	10,320,214	3,235,550
Subtract:
Interest and other accrued items receivable from financial assets with impaired credit value	(656,747)	(487,796)
Loans to employees	(1,968,428)
Guarantees provided and contingent liabilities	261,068,888	22,831,468
Total computable items	2,171,532,830	1,930,144,756

110	Jorge Pablo Brito Chairperson

EXHIBIT C

CONSOLIDATED CONCENTRATION OF LOANS AND FINANCING FACILITIES
AS OF DECEMBER 31, 2023 AND 2022
(Translation of the Financial Statements originally issued in Spanish – See Note 48)
(Figures stated in thousands of pesos in constant currency)

	12/31/2023		12/31/2022
Number of customers	Cut off balance	% of total portfolio	Cut off balance	% of total portfolio
10 largest customers	214,503,958	9.88	67,784,622	3.51
50 next largest customers	295,695,552	13.62	124,685,055	6.46
100 next largest customers	171,875,950	7.91	101,997,553	5.28
Other customers	1,489,457,370	68.59	1,635,677,526	84.75
Total (1)	2,171,532,830	100.00	1,930,144,756	100.00

(1)	See reconciliation in Exhibit B.

111	Jorge Pablo Brito Chairperson

EXHIBIT D

CONSOLIDATED BREAKDOWN OF LOANS AND OTHER FINANCING BY TERMS
AS OF DECEMBER 31, 2023
(Translation of the Financial Statements originally issued in Spanish – See Note 48)
(Figures stated in thousands of pesos in constant currency)

		Remaining terms to maturity
Item	Matured	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 6 months	Over 6 months and up to 12 months	Over 12 months and up to 24 months	Over 24 months	Total
Non-financial government sector	108	3,150,956	1,417,310	109,219	182,011	210,063		5,069,667
Financial sector		7,775,676	373,548	2,612,404	3,920,838	2,168,224	850,415	17,701,105
Non-financial private sector and foreign residents	15,730,157	989,258,431	375,375,501	352,509,913	388,068,737	327,216,008	335,755,316	2,783,914,063
Total	15,730,265	1,000,185,063	377,166,359	355,231,536	392,171,586	329,594,295	336,605,731	2,806,684,835

CONSOLIDATED BREAKDOWN OF LOANS AND OTHER FINANCING BY TERMS
AS OF DECEMBER 31, 2022
(Translation of the Financial Statements originally issued in Spanish – See Note 48)
(Figures stated in thousands of pesos in constant currency)

		Remaining terms to maturity
Item	Matured	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 6 months	Over 6 months and up to 12 months	Over 12 months and up to 24 months	Over 24 months	Total
Non-financial government sector	336	4,217,929	1,789,856	323,992	582,295	911,524	538,439	8,364,371
Financial sector		152,957	206,005	1,739,788	633,749	952,101	290,873	3,975,473
Non-financial private sector and foreign residents	10,835,887	817,855,731	226,594,227	275,400,478	348,304,536	372,982,040	472,081,999	2,524,054,898
Total	10,836,223	822,226,617	228,590,088	277,464,258	349,520,580	374,845,665	472,911,311	2,536,394,742

This exhibit discloses the contractual future cash flows that include interest and charges to be accrued until maturity of the contracts.

112	Jorge Pablo Brito Chairperson

EXHIBIT E

CONSOLIDATED DETAILED INFORMATION ON INTERESTS IN OTHER COMPANIES
AS OF DECEMBER 31, 2023 AND 2022
(Translation of the Financial Statements originally issued in Spanish – See Note 48)
(Figures stated in thousands of pesos in constant currency)

							Information of the issuer
	Shares of interest							Data from latest Financial Statements
Name	Class	Unit face value	Votes per share	Number	Amount 12/31/2023	Amount 12/31/2022	Main business activity	Year-end date period / year	Capital stock	Shareholders' equity	Income for the period / year
In complementary services companies
-Associates and joint ventures
Local
Uniones Transitorias de Empresas (See Note 14.2)					828,510	2,001,551	Management of tax services
Play Digital SA (See Note 14.1)	Common	1	1	411,690,799	747,460	1,317,127	Electronic, technological and computer services	09/30/2023	3,841,024	6,509,910	(5,100,463)
Finova SA (See Note 14.2)	Common	1	1	225,000	94,550	219,021	Informatics services	09/30/2023	450	189,101	87,454
Alianza SGR (See Note 14.1)	Common	1	1	299,781	3,010		Mutual guarantee company	12/31/2023	1,200	12,048	(23,910)
Subtotal local					1,673,530	3,537,699
Total in complementary services associates companies and joint ventures					1,673,530	3,537,699
Total in complementary services companies					1,673,530	3,537,699

In other associates
- Associates and joint ventures
Local
Macro Warrants S.A. (See Note 14.1)	Common	1	1	50,000	11,581	17,327	Issue of warrants	09/30/2023	1,000	231,617	(33,539)
Subtotal local					11,581	17,327
Total in other associates and joint ventures					11,581	17,327
Total investments in other companies					1,685,111	3,555,026

113	Jorge Pablo Brito Chairperson

EXHIBIT F

CONSOLIDATED CHANGE OF PROPERTY, PLANT AND EQUIPMENT

AS OF DECEMBER 31, 2023

(Translation of the Financial Statements originally issued in Spanish – See Note 48)

(Figures stated in thousands of pesos in constant currency)

	Original			Acquisitions through				Depreciation for the fiscal year
Item	value at beginning of fiscal year	Total life estimated in years	Increases	business combination (1)	Decreases	Transfers	Difference for conversion	Accumulated (2)	Transfers	Decrease	Difference for conversion	For the fiscal year	At the end	Residual value at the end of the fiscal year
Cost
Real property	296,471,464	50	1,698,607	37,387,065	169,694	1,333,037		44,278,564	(143,510)	27,456		7,936,570	52,044,168	284,676,311
Furniture and facilities	46,034,760	10	1,636,743	10,349,070	146,844	1,790,289	497	30,133,853	1,852	147,250	68	4,123,432	34,111,955	25,552,560
Machinery and equipment	66,838,838	5	8,754,727	28,867,455	6,865,320	358,865	31,688	71,145,727	1,218	6,865,377	4,591	9,247,787	73,533,946	24,452,307
Vehicles	8,952,891	5	2,639,490	355,138	826,096	(9,130)	11,224	7,465,702	6,751	669,916	3,033	1,054,300	7,859,870	3,263,647
Other	2,580	3	17,939	7,462,091	464		15,286	7,418,402		464	1,519	2,015	7,421,472	75,960
Work in progress	4,037,144		8,985,716	72,307	47,874	(4,500,626)								8,546,667
Right of use real property	25,292,305	5	3,573,457	7,490,744	1,451,563	4,327	39,898	22,852,126	(690)	680,745	52,506	4,569,172	26,792,369	8,156,799
Right of use furniture		5	2,491,606									428,471	428,471	2,063,135
Total property, plant and equipment	447,629,982		29,798,285	91,983,870	9,507,855	(1,023,238)	98,593	183,294,374	(134,379)	8,391,208	61,717	27,361,747	202,192,251	356,787,386

(1)	Additionally, see Note 3.
(2)	Accumulated depreciation on the assets of Banco BMA SAU and Comercio Interior SAU are included.

CONSOLIDATED CHANGE OF PROPERTY, PLANT AND EQUIPMENT
AS OF DECEMBER 31, 2022
(Translation of the Financial Statements originally issued in Spanish – See Note 48)
(Figures stated in thousands of pesos in constant currency)

	Original			Acquisitions				Depreciation for the fiscal year
Item	value at beginning of fiscal year	Total life estimated in years	Increases	through business combination	Decreases	Transfers	Difference for conversion	Accumulated	Transfers	Decrease	Difference for conversion	For the fiscal year	At the end	Residual value at the end of the fiscal year
Cost
Real property	290,736,623	50	1,854,495		380,457	4,260,803		29,224,299	(244,540)	65,389		6,375,157	35,289,527	261,181,937
Furniture and facilities	40,106,711	10	1,288,068		5,163	4,645,706	(562)	19,758,774	14	1,679	(456)	3,580,774	23,337,427	22,697,333
Machinery and equipment	57,044,080	5	6,536,319		17,433	3,276,434	(562)	39,382,638	(4,781)	16,703	(1,423)	8,383,468	47,743,199	19,095,639
Vehicles	8,105,932	5	1,401,175		549,642	(28,674)	24,100	6,646,687	(2,177)	359,190	45	819,156	7,104,521	1,848,370
Other	5,414	3					(2,834)	2,580			(3,297)	1,738	1,021	1,559
Work in progress	9,621,931		8,438,425			(14,023,212)								4,037,144
Right of use real property	22,900,818	5	2,700,690		299,565		(9,638)	12,783,172		185,885	(790)	4,346,326	16,942,823	8,349,482
Total property, plant and equipment	428,521,509		22,219,172		1,252,260	(1,868,943)	10,504	107,798,150	(251,484)	628,846	(5,921)	23,506,619	130,418,518	317,211,464

114	Jorge Pablo Brito Chairperson

EXHIBIT F
(continued)

CONSOLIDATED CHANGE IN INVESTMENT PROPERTY
AS OF DECEMBER 31, 2023
(Translation of the Financial Statements originally issued in Spanish – See Note 48)
(Figures stated in thousands of pesos in constant currency)

	Original						Depreciation for the fiscal year
Item	value at beginning of fiscal year	Useful life estimated in years	Increases	Decreases	Transfers	Difference for conversion	Accumulated	Transfers	Decrease	For the fiscal year	At the end	Residual value at the end of the fiscal year
Cost
Leased properties	1,235,102	50			(1)		186,723	3,543		23,135	213,401	1,021,700
Other investment properties	26,881,367	50	1,629,110	383,603	1,282,421	662	868,593	219,875	235,097	563,430	1,416,801	27,993,156
Total investment property	28,116,469		1,629,110	383,603	1,282,420	662	1,055,316	223,418	235,097	586,565	1,630,202	29,014,856

CONSOLIDATED CHANGE IN INVESTMENT PROPERTY
AS OF DECEMBER 31, 2022
(Translation of the Financial Statements originally issued in Spanish – See Note 48)
(Figures stated in thousands of pesos in constant currency)

	Original value at						Depreciation for the fiscal year
Item	beginning of fiscal year	Useful life estimated in years	Increases	Decreases	Transfers (1)	Difference for conversion	Accumulated	Transfers (1)	Decrease	For the fiscal year	At the end	Residual value at the end of the fiscal year
Cost
Leased properties	1,401,299	50	3,602		(169,799)		50,624	119,697		16,402	186,723	1,048,379
Other investment properties	4,268,894	50	31,067,522	81,960	(8,373,076)	(13)	343,903	(17,750)	7,155	549,595	868,593	26,012,774
Total investment property	5,670,193		31,071,124	81,960	(8,542,875)	(13)	394,527	101,947	7,155	565,997	1,055,316	27,061,153

(1) During the fiscal year 2022, under this item transfers were made to Non-current assets held for sale.

115	Jorge Pablo Brito Chairperson

EXHIBIT G

CONSOLIDATED CHANGE IN INTANGIBLE ASSETS
AS OF DECEMBER 31, 2023
(Translation of the Financial Statements originally issued in Spanish – See Note 48)
(Figures stated in thousands of pesos in constant currency)

	Original			Acquisitions through			Depreciation for the fiscal year
Item	value at beginning of fiscal year	Useful life estimated in years	Increases	business combination (1)	Decreases	Transfers	Accumulated (1)	Transfers	Decrease	For the fiscal year	At the end	Residual value at the end of the fiscal year
Cost
Licenses	34,758,597	5	4,225,829	5,184,932		(464)	24,340,593	(1,045)		6,232,486	30,572,034	13,596,860
Other intangible assets	121,033,580	5	25,192,749	49,220,828	753,032	(5,188)	109,214,883	1,099	18,781	23,917,968	133,115,169	61,573,768
Total intangible assets	155,792,177		29,418,578	54,405,760	753,032	(5,652)	133,555,476	54	18,781	30,150,454	163,687,203	75,170,628

(1)	Additionally, see Note 3.
(2)	Accumulated depreciation on the assets of Banco BMA SAU and Comercio Interior SAU are included.

CONSOLIDATED CHANGE IN INTANGIBLE ASSETS
AS OF DECEMBER 31, 2022
(Translation of the Financial Statements originally issued in Spanish – See Note 48)
(Figures stated in thousands of pesos in constant currency)

	Original			Acquisitions			Depreciation for the fiscal year
Item	value at beginning of fiscal year	Useful life estimated in years	Increases	through business combination	Decreases	Transfers	Accumulated	Transfers	Decrease	For the fiscal year	At the end	Residual value at the end of the fiscal year
Cost
Licenses	30,393,599	5	4,084,757			280,241	18,592,344	10,512		5,737,590	24,340,446	10,418,151
Other intangible assets	98,655,217	5	22,731,282		104,553	(248,366)	59,476,025	(4,145)	4,090	17,675,187	77,142,977	43,890,603
Total intangible assets	129,048,816		26,816,039		104,553	31,875	78,068,369	6,367	4,090	23,412,777	101,483,423	54,308,754

116	Jorge Pablo Brito Chairperson

EXHIBIT H

CONSOLIDATED DEPOSIT CONCENTRATION
AS OF DECEMBER 31, 2023 AND 2022
(Translation of the Financial Statements originally issued in Spanish – See Note 48)
(Figures stated in thousands of pesos in constant currency)

	12/31/2023		12/31/2022
Number of customers	Outstanding balance	% of total portfolio	Outstanding balance	% of total portfolio
10 largest customers	405,132,092	12.02	478,468,954	11.86
50 next largest customers	326,937,774	9.70	410,803,828	10.18
100 next largest customers	137,323,146	4.07	191,707,176	4.75
Other customers	2,500,847,598	74.21	2,952,979,308	73.21
Total	3,370,240,610	100.00	4,033,959,266	100.00

117	Jorge Pablo Brito Chairperson

EXHIBIT I

CONSOLIDATED BREAKDOWN OF FINANCIAL LIABILITIES FOR RESIDUAL TERMS
AS OF DECEMBER 31, 2023
(Translation of the Financial Statements originally issued in Spanish – See Note 48)
(Figures stated in thousands of pesos in constant currency)

	Remaining terms to maturity
Item	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 6 months	Over 6 months and up to 12 months	Over 12 months and up to 24 months	Over 24 months	Total
Deposits	3,096,512,411	186,285,623	139,588,945	65,882,129	1,310,175	14,738	3,489,594,021
From the non-financial government sector	182,614,696	6,107,881	5,078,026		1,697		193,802,300
From the financial sector	20,185,431						20,185,431
From the non-financial private sector and foreign residents	2,893,712,284	180,177,742	134,510,919	65,882,129	1,308,478	14,738	3,275,606,290
Liabilities at fair value through profit or loss	13,825,475						13,825,475
Derivative instruments	410,723	1,405,243	130,385	891,528			2,837,879
Repo transactions	23,664,841	8	2,378	7,029			23,674,256
Other financial institutions	23,664,841	8	2,378	7,029			23,674,256
Other financial liabilities	352,503,055	1,384,406	1,685,885	2,793,312	4,399,200	12,734,841	375,500,699
Financing received from the Central Bank of Argentina and other financial institutions	9,258,476	3,697,429	2,484,611	2,110,822	2,207,776	62,037	19,821,151
Issued corporate bonds		85,286	14,168,145	41,843,822	5,579,897		61,677,150
Subordinated corporate bonds			10,716,441	10,716,441	21,432,883	344,071,493	386,937,258
Total	3,496,174,981	192,857,995	168,776,790	124,245,083	34,929,931	356,883,109	4,373,867,889

This exhibit discloses contractual future cash flows that include interests and charges to be accrued until maturity of the contracts.

118	Jorge Pablo Brito Chairperson

EXHIBIT I

CONSOLIDATED BREAKDOWN OF FINANCIAL LIABILITIES FOR RESIDUAL TERMS
AS OF DECEMBER 31, 2022
(Translation of the Financial Statements originally issued in Spanish – See Note 48)
(Figures stated in thousands of pesos in constant currency)

	Remaining terms to maturity
Item	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 6 months	Over 6 months and up to 12 months	Over 12 months and up to 24 months	Over 24 months	Total
Deposits	3,695,887,040	353,567,988	61,513,880	5,923,453	38,288	114,723	4,117,045,372
From the non-financial government sector	335,668,445	10,541,024	3,175,414	14,004			349,398,887
From the financial sector	5,148,961						5,148,961
From the non-financial private sector and foreign residents	3,355,069,634	343,026,964	58,338,466	5,909,449	38,288	114,723	3,762,497,524
Liabilities at fair value through profit or loss	1,638,088						1,638,088
Derivative instruments	5,339	2,043					7,382
Other financial liabilities	407,237,180	1,327,475	1,205,372	2,293,536	3,816,681	8,815,941	424,696,185
Financing received from the Central Bank of Argentina and other financial institutions	910,500	1,611,404	5,035,125	140,037			7,697,066
Issued corporate bonds		31,060	30,048	62,120	8,560,157		8,683,385
Subordinated corporate bonds			7,316,628	7,316,628	14,633,254	249,547,294	278,813,804
Total	4,105,678,147	356,539,970	75,101,053	15,735,774	27,048,380	258,477,958	4,838,581,282

This exhibit discloses contractual future cash flows that include interests and charges to be accrued until maturity of the contracts.

119	Jorge Pablo Brito Chairperson

EXHIBIT J

CONSOLIDATED CHANGES IN PROVISIONS
AS OF DECEMBER 31, 2023
(Translation of the Financial Statements originally issued in Spanish – See Note 48)
(Figures stated in thousands of pesos in constant currency)

	Amounts at beginning of		Decreases		Monetary effects generated by
Item	fiscal year	Increases	Reversals	Charge off	provisions	12/31/2023
Provisions for eventual commitments	2,169,785	1,910,688		146,042	(1,827,212)	2,107,219
For administrative, disciplinary and criminal penalties	1,559				(1,059)	500
Contingencies with the BCRA		1,200		1,200
Other	6,277,388	10,563,530	158,539	4,290,198	(5,756,400)	6,635,781
Total provisions	8,448,732	12,475,418	158,539	4,437,440	(7,584,671)	8,743,500

CONSOLIDATED CHANGES IN PROVISIONS
AS OF DECEMBER 31, 2022
(Translation of the Financial Statements originally issued in Spanish – See Note 48)
(Figures stated in thousands of pesos in constant currency)

	Amounts at beginning of		Decreases		Monetary effects generated by
Item	fiscal year	Increases	Reversals	Charge off	provisions	12/31/2022
Provisions for eventual commitments	2,069,137	1,494,794			(1,394,146)	2,169,785
For administrative, disciplinary and criminal penalties	3,026				(1,467)	1,559
Other	7,885,641	8,183,307		5,559,389	(4,232,171)	6,277,388
Total provisions	9,957,804	9,678,101		5,559,389	(5,627,784)	8,448,732

120	Jorge Pablo Brito Chairperson

EXHIBIT L

CONSOLIDATED FOREIGN CURRENCY AMOUNTS
AS OF DECEMBER 31, 2023 AND 2022
(Translation of the Financial Statements originally issued in Spanish – See Note 48)
(Figures stated in thousands of pesos in constant currency)

	12/31/2023					12/31/2022
	Total parent company and	Total per currency
Item	local branches	US dollar	Euro	Real	Other	Total
Assets
Cash and deposits in banks	1,120,369,209	1,099,343,794	17,612,492	196,007	3,216,916	655,929,629
Debt securities at fair value through profit or loss (1)	1,737,382,765	1,737,382,765				554,106,640
Other financial assets	79,181,568	79,078,052	103,516			48,810,967
Loans and other financing	179,981,350	177,098,581	400,983		2,481,786	111,920,508
From the non-financial private sector and foreign residents	179,981,350	177,098,581	400,983		2,481,786	111,920,508
Other debt securities	88,646,176	88,646,176				167,645,854
Financial assets delivered as guarantee	55,763,750	55,710,171	53,579			15,252,397
Equity Instruments at fair value through profit or loss	344,008	344,008				496,382
Total assets	3,261,668,826	3,237,603,547	18,170,570	196,007	5,698,702	1,554,162,377
Liabilities
Deposits	1,023,465,739	1,010,835,069	12,630,670			532,572,442
Non-financial government sector	34,333,538	34,333,538				19,192,347
Financial sector	7,106,029	7,106,029				4,357,526
Non-financial private sector and foreign residents	982,026,172	969,395,502	12,630,670			509,022,569
Liabilities at fair value through profit or loss	13,817,710	13,817,710				1,638,088
Other financial liabilities	86,372,190	83,458,593	2,809,881		103,716	50,132,392
Financing from Central Bank of Argentina and other financial institutions	15,373,617	12,497,214	394,617		2,481,786	7,466,423
Issued corporate bonds	53,851,071	53,851,071				8,456,451
Subordinated corporate bonds	328,227,793	328,227,793				224,617,825
Other non-financial liabilities	4,526,525	4,526,132	393			168,362
Total liabilities	1,525,634,645	1,507,213,582	15,835,561		2,585,502	825,051,983

(1) Mainly including Argentine government discount bonds in dual currency for 1,488,174,537 and Argentine government Treasury bonds tied to the US dollar for 190,164,590.

121	Jorge Pablo Brito Chairperson

EXHIBIT N

CONSOLIDATED CREDIT ASSISTANCE TO RELATED PARTIES
AS OF DECEMBER 31, 2023 AND 2022
(Translation of the Financial Statements originally issued in Spanish – See Note 48)
(Figures stated in thousands of pesos in constant currency)

	In normal	Troubled / Medium risk
Item	situation	Matured	12/31/2023	12/31/2022
Loans and other financing
Overdrafts	1,450,605		1,450,605	1,080,806
Without senior collateral or counter-collateral	1,450,605		1,450,605	1,080,806
Documents	11,540,353		11,540,353
With senior “A” collateral and counter-collateral	1,284,488		1,284,488
Without senior collateral or counter-collateral	10,255,865		10,255,865
Mortgage and pledge	428,297		428,297	1,601,146
With senior “B” collateral and counter-collateral	409,840		409,840	697,204
Without senior collateral or counter-collateral	18,457		18,457	903,942
Personal	18,457		18,457	9,654
Without senior collateral or counter-collateral	18,457		18,457	9,654
Credit cards	860,586		860,586	778,961
Without senior collateral or counter-collateral	860,586		860,586	778,961
Other	5,460,634		5,460,634	11,318,316
With senior “A” collateral and counter-collateral	39,490		39,490
With senior “B” collateral and counter-collateral	77,678		77,678	175,671
Without senior collateral or counter-collateral	5,343,466		5,343,466	11,142,645
Total loans and other financial	19,758,932		19,758,932	14,788,883
Eventual commitments	8,912,066		8,912,066	27,419
Total	28,670,998		28,670,998	14,816,303
Allowances	177,340		177,340	174,257

122	Jorge Pablo Brito Chairperson

EXHIBIT P

CONSOLIDATED CATEGORIES OF FINANCIAL ASSETS AND LIABILITIES
AS OF DECEMBER 31, 2023
(Translation of the Financial Statements originally issued in Spanish – See Note 48)
(Figures stated in thousands of pesos in constant currency)

			Fair value through P/L	Fair value hierarchy
Item	Amortized cost	Fair value through OCI	Obligatory measurement	Level 1	Level 2	Level 3
Financial assets
Cash and deposits in banks
Cash	397,357,431
Financial institutions	805,691,627
Other	56,037
Debt securities at fair value through profit or loss			1,752,113,837	1,731,451,370	20,655,451	7,016
Derivative financial instruments			13,143,270	656	13,142,614
Repo transactions
BCRA	615,582,382
Other financial assets	174,990,394		26,390,995	26,327,594		63,401
Loans and other financing
To the non-financial government sector	4,716,730
Other financial institutions (1)	9,965,075
To the non-financial private sector and foreign residents
Overdrafts	287,899,182
Documents	338,338,841
Mortgage loans	165,128,338
Pledge loans	28,127,344
Personal loans	238,271,939
Credit cards	484,769,569
Financial leases	9,488,598
Other (1)	266,953,257
Other debt securities	140,103,948	291,689,362		288,936,082	2,753,280
Financial assets delivered as guarantee	107,663,396		25,228,862	25,228,862
Equity instruments at fair value through profit or loss			3,213,841	1,136,009		2,077,832
TOTAL FINANCIAL ASSETS	4,075,104,088	291,689,362	1,820,090,805	2,073,080,573	36,551,345	2,148,249

(1)	Includes totals provisions of sector.

123	Jorge Pablo Brito Chairperson

EXHIBIT P

(continued)

CONSOLIDATED CATEGORIES OF FINANCIAL ASSETS AND LIABILITIES

AS OF DECEMBER 31, 2023

(Translation of the Financial Statements originally issued in Spanish – See Note 48)

(Figures stated in thousands of pesos in constant currency)

			Fair value through P/L	Fair value hierarchy
Item	Amortized cost	Fair value through OCI	Obligatory measurement	Level 1	Level 2	Level 3
Financial liabilities
Deposits
From the non-financial government sector	187,100,670
From the financial sector	20,185,431
From the non-financial private sector and foreign residents
Checking accounts	509,621,461
Savings accounts	1,430,030,343
Time deposits and investment accounts	1,048,237,134
Other	175,065,571
Liabilities at fair value through profit or loss			13,825,475	13,825,475
Derivative financial instruments			2,837,879	40,390	2,797,489
Repo transactions
Other financial entities	23,601,328
Other financial liabilities	374,491,943
Financing received from Central Bank and other financial institutions	19,799,011
Issued corporate bonds	58,864,013
Subordinated corporate bonds	328,227,793
TOTAL FINANCIAL LIABILITIES	4,175,224,698		16,663,354	13,865,865	2,797,489

124	Jorge Pablo Brito Chairperson

EXHIBIT P

(continued)

CONSOLIDATED CATEGORIES OF FINANCIAL ASSETS AND LIABILITIES

AS OF DECEMBER 31, 2022

(Translation of the Financial Statements originally issued in Spanish – See Note 48)

(Figures stated in thousands of pesos in constant currency)

			Fair value through P/L	Fair value hierarchy
Item	Amortized cost	Fair value through OCI	Obligatory measurement	Level 1	Level 2	Level 3
Financial assets
Cash and deposits in banks
Cash	85,987,793
Financial institutions	692,771,013
Other	37,738
Debt securities at fair value through profit or loss			657,238,645	643,243,336	10,782,004	3,213,305
Derivative financial instruments			133,591	59,768	73,823
Repo transactions
BCRA	192,852,624
Other financial assets	166,404,589		14,039,085	13,885,203		153,882
Loans and other financing
To the non-financial government sector	6,872,565
Other financial institutions (1)	2,887,593
To the non-financial private sector and foreign residents
Overdrafts	153,368,437
Documents	254,649,736
Mortgage loans	192,779,725
Pledge loans	29,836,828
Personal loans	443,848,226
Credit cards	594,100,838
Financial leases	4,318,607
Other (1)	181,426,805
Other debt securities	1,867,181,666	429,468,486		429,468,486
Financial assets delivered as guarantee	95,353,885
Equity instruments at fair value through profit or loss			2,614,136	481,047		2,133,089
TOTAL FINANCIAL ASSETS	4,964,678,668	429,468,486	674,025,457	1,087,137,840	10,855,827	5,500,276

(1) Includes totals provisions of sector.

125	Jorge Pablo Brito Chairperson

EXHIBIT P

(continued)

CONSOLIDATED CATEGORIES OF FINANCIAL ASSETS AND LIABILITIES

AS OF DECEMBER 31, 2022

(Translation of the Financial Statements originally issued in Spanish – See Note 48)

(Figures stated in thousands of pesos in constant currency)

			Fair value through P/L	Fair value hierarchy
Item	Amortized cost	Fair value through OCI	Obligatory measurement	Level 1	Level 2	Level 3
Financial liabilities
Deposits
From the non-financial government sector	342,399,722
From the financial sector	5,148,961
From the non-financial private sector and foreign residents
Checking accounts	495,523,560
Savings accounts	1,307,102,600
Time deposits and Investment accounts	1,771,977,942
Other	111,806,481
Liabilities at fair value through profit or loss			1,638,088	1,638,088
Derivative financial instruments			7,382		7,382
Other financial liabilities	420,684,684
Financing received from Central Bank and other financial institutions	7,627,436
Issued corporate bonds	8,456,451
Subordinated corporate bonds	224,617,825
TOTAL FINANCIAL LIABILITIES	4,695,345,662		1,645,470	1,638,088	7,382

126	Jorge Pablo Brito Chairperson

EXHIBIT Q

CONSOLIDATED BREAKDOWN OF STATEMENT OF INCOME

FOR THE FISCAL YEARS ENDED DECEMBER 31, 2023 AND 2022

(Translation of the Financial Statements originally issued in Spanish – See Note 48)

(Figures stated in thousands of pesos in constant currency)

	Net financial Income / (Loss)
	Mandatory measurement
Item	12/31/2023	12/31/2022
For measurement of financial assets at fair value through profit or loss
Gain from government securities	865,879,163	57,126,332
Gain from private securities	69,409,820	61,459,868
Gain from derivative financial instruments
Forward transactions	18,037,949	2,344,673
Gain / (loss) from other financial assets	1,196,753	(82,163)
Gain from equity instruments at fair value through profit or loss	3,487,653	21,021,354
Gain from sales or decreases of financial assets at fair value (1)	20,049,124	7,127,911
For measurement of financial liabilities at fair value through profit or loss
Loss from derivative financial instruments
Options	(7,812,798)
Total	970,247,664	148,997,975

(1)	Net amount of reclassifications to profit of instruments classified at fair value through other comprehensive income that were derecognized or charged during the fiscal year.

127	Jorge Pablo Brito Chairperson

EXHIBIT Q

(continued)

CONSOLIDATED BREAKDOWN OF STATEMENT OF INCOME

FOR THE FISCAL YEARS ENDED DECEMBER 31, 2023 AND 2022

(Translation of the Financial Statements originally issued in Spanish – See Note 48)

(Figures stated in thousands of pesos in constant currency)

Interest and adjustment for the application of the effective interest rate of	Net financial Income / (Loss)
financial assets and financial liabilities measured at amortized cost	12/31/2023	12/31/2022
Interest income
for cash and bank deposits	6,847,489	1,246,004
for government securities	977,541,334	649,455,733
for private securities	1,385,091	601,017
for loans and other financing
Non-financial public sector	19,130,719	4,714,570
Financial sector	3,281,932	1,668,874
Non-financial private sector
Overdrafts	174,729,584	79,096,190
Documents	156,844,618	79,667,890
Mortgage loans	145,806,768	117,138,656
Pledge loans	9,907,765	9,268,468
Personal loans	244,302,502	278,318,665
Credit cards	199,061,254	126,764,513
Financial leases	3,444,764	1,073,358
Other	177,613,672	83,860,409
for repo transactions
Central Bank of Argentina	196,203,904	39,348,987
Other financial institutions	714,542	2,020,986
Total	2,316,815,938	1,474,244,320
Interest expense
for Deposits
Non-financial private sector
Checking accounts	(111,189,841)	(48,198,997)
Saving accounts	(18,119,619)	(11,858,081)
Time deposits and investments accounts	(1,453,034,330)	(873,804,922)
Other	(14)
for financing received from Central Bank of Argentina and other financial institutions	(2,048,973)	(1,575,216)
for repo transactions
Other financial institutions	(13,873,646)	(3,038,227)
for other financial liabilities	(8,367,555)	(2,650,408)
for issued corporate bonds	(484,620)	(920,031)
for other subordinated corporate bonds	(14,180,562)	(14,412,426)
Total	(1,621,299,160)	(956,458,308)

128	Jorge Pablo Brito Chairperson

EXHIBIT Q

(continued)

CONSOLIDATED BREAKDOWN OF STATEMENT OF INCOME

FOR THE FISCAL YEARS ENDED DECEMBER 31, 2023 AND 2022

(Translation of the Financial Statements originally issued in Spanish – See Note 48)

(Figures stated in thousands of pesos in constant currency)

Interest and adjustment for the application of the effective interest rate of financial assets measured at	Income for the fiscal year	Other comprehensive income	Income for the fiscal year	Other comprehensive income
fair value through other comprehensive income	12/31/2023	12/31/2023	12/31/2022	12/31/2022
for debt government securities	133,831,748	47,129,040	433,019,672	(9,583,974)
Total	133,831,748	47,129,040	433,019,672	(9,583,974)

	Income for the fiscal year
Item	12/31/2023	12/31/2022
Commissions income
Commissions related to obligations	137,672,828	132,941,156
Commissions related to credits	1,509,153	1,369,319
Commissions related to loans commitments and financial guarantees	548,626	32,339
Commissions related to securities value	8,041,734	3,934,683
Commissions for credit cards	80,133,846	78,432,262
Commissions for insurances	12,210,984	13,160,484
Commissions related to trading and foreign exchange transactions	5,595,378	4,939,154
Total	245,712,549	234,809,397

Commissions expense
Commissions related to trading with debt securities	(407,669)	(207,584)
Commissions related to trading and foreign exchange transactions	(1,517,973)	(777,815)
Other
Commissions paid ATM exchange	(15,310,094)	(15,491,782)
Checkbooks commissions and clearing houses	(4,871,269)	(4,314,843)
Credit cards and foreign trade commissions	(2,836,877)	(2,294,475)
Total	(24,943,882)	(23,086,499)

129	Jorge Pablo Brito Chairperson

EXHIBIT R

VALUE ADJUSTMENT FOR CREDIT LOSSES - CONSOLIDATED ALLOWANCES FOR UNCOLLECTIBILITY RISK

AS OF DECEMBER 31, 2023

(Translation of the Financial Statements originally issued in Spanish – See Note 48)

(Figures stated in thousands of pesos in constant currency)

		Movements between stages for the fiscal year
			ECL of remaining life of financial asset
Item	Balances at beginning of the fiscal year	ECL of the next 12 months	Financial instruments with a significant increase in credit risk	Financial instruments with a significant increase in credit risk	Monetary effect generated by allowances	12/31/2023
Other financial assets	283,507	656,482			(344,713)	595,276
Loans and other financing	34,262,123	18,577,118	12,795,632	30,207,125	(42,194,218)	53,647,780
Other financial institutions	25,352	33,386			(35,512)	23,226
To the non-financial private sector and foreign residents
Overdrafts	1,640,707	2,160,162	4,120,970	2,510,746	(3,228,981)	7,203,604
Documents	1,763,109	2,302,680	1,090,895	853,746	(2,746,954)	3,263,476
Mortgage loans	3,717,946	(111,025)	1,065,770	4,071,492	(3,852,269)	4,891,914
Pledge loans	590,550	(24,000)	244,870	26,398	(488,075)	349,743
Personal loans	12,916,149	5,587,154	638,139	3,975,389	(13,101,292)	10,015,539
Credit cards	8,612,866	5,956,347	1,788,914	5,430,496	(11,097,299)	10,691,324
Financial leases	67,376	71,513	28,042	13,570	(73,627)	106,874
Other	4,928,068	2,600,901	3,818,032	13,325,288	(7,570,209)	17,102,080
Eventual commitments	2,169,785	1,880,210	98,456	537	(2,041,769)	2,107,219
Other debt securities	2,477	16,611		173	(7,250)	12,011
Total of allowances	36,717,892	21,130,421	12,894,088	30,207,835	(44,587,950)	56,362,286

VALUE ADJUSTMENT FOR CREDIT LOSSES - CONSOLIDATED ALLOWANCES FOR UNCOLLECTIBILITY RISK

AS OF DECEMBER 31, 2022

(Translation of the Financial Statements originally issued in Spanish – See Note 48)

(Figures stated in thousands of pesos in constant currency)

		Movements between stages for the fiscal year
			ECL of remaining life of financial asset
Item	Balances at beginning of the fiscal year	ECL of the next 12 months	Financial instruments with a significant increase in credit risk	Financial instruments with impairment	Monetary effect generated by allowances	12/31/2022
Other financial assets	160,431	259,708			(136,632)	283,507
Loans and other financing	58,423,933	7,370,632	(7,651,760)	4,157,239	(28,037,921)	34,262,123
Other financial institutions	22,143	13,562			(10,353)	25,352
To the non-financial private sector and foreign residents
Overdrafts	4,296,821	818,155	13,935	(1,729,954)	(1,758,250)	1,640,707
Documents	5,833,030	(96,620)	(1,424,715)	61,260	(2,609,846)	1,763,109
Mortgage loans	12,120,976	882,616	(7,548,481)	2,656,650	(4,393,815)	3,717,946
Pledge loans	749,487	291,624	(54,431)	(40,738)	(355,392)	590,550
Personal loans	15,047,133	3,092,751	1,645,506	1,705,091	(8,574,332)	12,916,149
Credit cards	9,798,130	2,068,444	1,659,379	993,764	(5,906,851)	8,612,866
Financial leases	88,680	41,093	112	(14,624)	(47,885)	67,376
Other	10,467,533	259,007	(1,943,065)	525,790	(4,381,197)	4,928,068
Eventual commitments	2,069,137	1,344,823	298,733		(1,542,908)	2,169,785
Other debt securities	3,293	1,205			(2,021)	2,477
Total of allowances	60,656,794	8,976,368	(7,353,027)	4,157,239	(29,719,482)	36,717,892

130	Jorge Pablo Brito Chairperson

SEPARATE STATEMENT OF FINANCIAL POSITION

AS OF DECEMBER 31, 2023 AND 2022

(Translation of the Financial Statements originally issued in Spanish – See Note 47)

(Figures stated in thousands of pesos in constant currency)

Items	Notes	Exhibits	12/31/2023	12/31/2022
ASSETS
Cash and deposits in banks	12	P	942,229,357	747,416,786
Cash			355,671,066	85,984,379
Central Bank of Argentina			339,996,978	446,952,618
Other local and foreign entities			246,505,276	214,442,051
Other			56,037	37,738
Debt securities at fair value through profit or loss	12	A and P	1,547,264,199	612,653,746
Derivative financial instruments	5 and 12	P	90,204	133,591
Repo transactions	6 and 12	P	527,509,938	192,852,624
Other financial assets	7, 9 and 12	P and R	91,710,491	134,717,762
Loans and other financing	8, 9 and 12	B, C, D, P and R	1,529,541,055	1,863,388,339
Non-financial public sector			4,716,586	6,872,565
Other financial entities			5,726,610	2,887,794
Non-financial private sector and foreign residents			1,519,097,859	1,853,627,980
Other debt securities	9 and 12	A, P and R	360,067,055	2,271,596,590
Financial assets delivered as guarantee	10, 12 and 35	P	98,709,432	93,721,310
Equity instruments at fair value through profit or loss	11 and 12	A and P	2,620,785	2,198,349
Investments in subsidiaries, associates and joint arrangements	13 and 14	E	307,568,976	55,434,463
Property, plant and equipment		F	319,870,468	316,984,283
Intangible assets		G	56,906,063	53,944,341
Other non-financial assets	15		43,064,936	35,792,899
Non-current assets held for sale			24,380,428	27,579,033
TOTAL ASSETS			5,851,533,387	6,408,414,116

131	Jorge Pablo Brito Chairperson

SEPARATE STATEMENT OF FINANCIAL POSITION

AS OF DECEMBER 31, 2023 AND 2022

(Translation of the Financial Statements originally issued in Spanish – See Note 47)

(Figures stated in thousands of pesos in constant currency)

Items	Notes	Exhibits	12/31/2023	12/31/2022
LIABILITIES
Deposits	12 and 17	H, I and P	2,759,169,143	4,010,587,732
Non-financial public sector			186,468,970	342,399,722
Financial sector			7,422,510	5,148,961
Non-financial private sector and foreign residents			2,565,277,663	3,663,039,049
Derivative financial instruments	5 and 12	I and P	75,141	7,382
Repo transactions	12	I and P	23,601,328
Other financial liabilities	12 and 18	I and P	257,505,908	357,825,159
Financing received from the Central Bank of Argentina and other financial institutions	12	I and P	7,568,788	7,625,971
Issued corporate bonds	12 and 40	I and P	56,760,979	9,353,873
Current income tax liabilities	25		186,345,934	27,889,252
Subordinated corporate bonds	12 and 40	I and P	329,132,909	225,067,963
Provisions	20	J and R	5,871,706	8,416,836
Deferred income tax liabilities	25		39,963,014	41,170,036
Other non-financial liabilities	21		141,374,587	124,785,046
TOTAL LIABILITIES			3,807,369,437	4,812,729,250

SHAREHOLDERS’ EQUITY
Capital stock	33	K	639,413	639,413
Non-capital contributions			12,429,781	12,429,781
Capital adjustments			567,267,912	567,267,912
Earnings reserved			835,647,460	880,799,380
Unappropriated retained earnings			609,801	425,403
Accumulated other comprehensive income			40,265,479	97,741
Net income for the fiscal year			587,304,104	134,025,236
TOTAL SHAREHOLDERS’ EQUITY			2,044,163,950	1,595,684,866
TOTAL SHAREHOLDERS’ EQUITY AND LIABILITIES			5,851,533,387	6,408,414,116

Notes 1 to 47 to the separate Financial Statements and exhibits A to L and N to R are an integral part of the separate Financial Statements.

132	Jorge Pablo Brito Chairperson

SEPARATE STATEMENT OF INCOME

FOR THE FISCAL YEARS ENDED DECEMBER 31, 2023 AND 2022

(Translation of the Financial Statements originally issued in Spanish – See Note 47)

(Figures stated in thousands of pesos in constant currency)

Items	Notes	Exhibits	12/31/2023	12/31/2022
Interest income		Q	2,372,341,394	1,905,519,999
Interest expense		Q	(1,572,991,915)	(953,987,683)
Net interest income			799,349,479	951,532,316
Commissions income	26	Q	235,269,865	232,376,598
Commissions expense		Q	(18,147,867)	(19,137,668)
Net commissions income			217,121,998	213,238,930
Subtotal (Net interest income plus Net commissions income)			1,016,471,477	1,164,771,246
Net gain from measurement of financial instruments at fair value through profit or loss		Q	835,196,075	118,784,879
Profit from sold or derecognized assets at amortized cost			342,331	528,229
Differences in quoted prices of gold and foreign currency	27		766,562,454	190,629,819
Other operating income	28		51,522,341	52,702,157
Credit loss expense on financial assets			(43,036,008)	(20,384,021)
Net operating income			2,627,058,670	1,507,032,309
Employee benefits	29		(258,732,669)	(236,844,095)
Administrative expenses	30		(150,136,988)	(118,490,865)
Depreciation and amortization of fixed assets		F and G	(49,918,993)	(46,802,038)
Other operating expenses	31		(300,139,516)	(229,404,597)
Operating income			1,868,130,504	875,490,714
Income from subsidiaries, associates and joint arrangements	14		218,464,195	11,404,117
Loss on net monetary position			(1,244,022,707)	(701,797,635)
Income before tax on continuing operations			842,571,992	185,097,196
Income tax on continuing operations	25		(255,267,888)	(51,071,960)
Net income from continuing operations			587,304,104	134,025,236
Net income of the fiscal year			587,304,104	134,025,236

133	Jorge Pablo Brito Chairperson

SEPARATE EARNINGS PER SHARE
FOR THE FISCAL YEARS ENDED DECEMBER 31, 2023 AND 2022
(Translation of the Financial Statements originally issued in Spanish – See Note 47)
(Figures stated in thousands of pesos in constant currency)

Items	12/31/2023	12/31/2022
Net profit attributable to parent’s shareholders	587,304,104	134,025,236
Plus: Potential dilutive effect inherent to common shares
Net profit attributable to parent’s shareholders adjusted for dilution	587,304,104	134,025,236
Weighted average of outstanding common shares for the fiscal year	639,413	639,413
Plus: Weighted average of additional common shares with dilutive effects
Weighted average of outstanding common shares of the fiscal year adjusted for dilution	639,413	639,413
Basic earnings per share (in pesos)	918.5051	209.6067

134	Jorge Pablo Brito Chairperson

SEPARATE STATEMENT OF OTHER COMPREHENSIVE INCOME
FOR THE FISCAL YEARS ENDED DECEMBER 31, 2023 AND 2022
(Translation of the Financial Statements originally issued in Spanish – See Note 47)
(Figures stated in thousands of pesos in constant currency)

Items	Notes	Exhibits	12/31/2023	12/31/2022
Net income for the fiscal year			587,304,104	134,025,236
Items of Other Comprehensive Income that will be reclassified to profit or loss
Foreign currency translation differences from Financial Statements conversion			9,758,855	(2,238,986)
Foreign currency translation differences for the fiscal year			9,758,855	(2,238,986)
Profit or loss from financial instruments measured at fair value through other comprehensive income (FVOCI) (IFRS 9(4.1.2)(a))			29,706,968	(14,145,491)
Profit or loss for the fiscal year from financial instruments at fair value through other comprehensive income (FVOCI)		Q	45,770,453	(8,657,573)
Adjustment for reclassification for the fiscal year			(67,426)	(13,104,724)
Income tax	25.b)		(15,996,059)	7,616,806
Interest in other comprehensive income / (loss) of associates and joint ventures accounted for using the participation method			701,915	(926,401)
Income / (loss) for the fiscal year from interest in other comprehensive income of subsidiaries, associates and joint ventures accounted for using the participation method			701,915	(926,401)
Total other comprehensive income / (loss) that will be reclassified to profit or loss			40,167,738	(17,310,878)
Total other comprehensive income / (loss)			40,167,738	(17,310,878)
Total comprehensive income for the fiscal year			627,471,842	116,714,358

Notes 1 to 47 to the separate Financial Statements and exhibits A to L and N to R are an integral part of the separate Financial Statements.

135	Jorge Pablo Brito Chairperson

SEPARATE STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY
FOR THE FISCAL YEAR ENDED DECEMBER 31, 2023
(Translation of the Financial Statements originally issued in Spanish – See Note 47)
(Figures stated in thousands of pesos in constant currency)

		Capital stock	Non-capital contributions		Other Comprehensive Income		Earnings Reserved
Changes	Notes	Outstanding shares	Additional paid-in capital	Capital adjustments	Accumulated foreign currency translation difference from Financial Statements conversion	Other	Legal	Other	Unappropriated retained earnings	Total Equity
Restated amount at the beginning of the fiscal year		639,413	12,429,781	567,267,912	1,401,533	(1,303,792)	315,909,259	564,890,121	134,450,639	1,595,684,866
Total comprehensive income for the fiscal year
- Net income for the fiscal year									587,304,104	587,304,104
- Other comprehensive income for the fiscal year					9,758,855	30,408,883				40,167,738
Distribution of unappropriated retained earnings, as approved by the Shareholders’ Meeting held on April 25, 2023
- Legal reserve							26,805,049		(26,805,049)
- Reserve for dividends pending Central Bank of Argentina’s authorization (1)								(71,956,969)	(105,127,845)	(177,084,814)
- Personal assets tax on shares and equity interests									(1,907,944)	(1,907,944)

Amount at the end of the fiscal year		639,413	12,429,781	567,267,912	11,160,388	29,105,091	342,714,308	492,933,152	587,913,905	2,044,163,950

(1)	Seer Note 34 to the consolidated Financial Statements.

SEPARATE STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY
FOR THE FISCAL YEAR ENDED DECEMBER 31, 2022
(Translation of the Financial Statements originally issued in Spanish – See Note 47)
(Figures stated in thousands of pesos in constant currency)

		Capital stock	Non-capital contributions		Other Comprehensive Income		Earnings Reserved
Changes	Notes	Outstanding shares	Additional paid-in capital	Capital adjustments	Accumulated foreign currency translation difference from Financial Statements conversion	Other	Legal	Other	Unappropriated retained earnings	Total Equity
Restated amount at the beginning of the fiscal year		639,413	12,429,781	567,267,912	3,640,519	13,768,100	293,826,357	445,172,123	110,414,496	1,447,158,701
Total comprehensive income for the fiscal year
- Net income for the fiscal year									134,025,236	134,025,236
- Other comprehensive loss for the fiscal year					(2,238,986)	(15,071,892)				(17,310,878)
Distribution of unappropriated retained earnings, as approved by the Shareholders’ Meeting held on April 29, 2022
- Legal reserve							22,082,902		(22,082,902)
- Reserve for dividends pending Central Bank of Argentina’s authorization								119,717,998	(86,063,759)	33,654,239
- Personal assets tax on shares and equity interests									(1,842,432)	(1,842,432)

Amount at the end of the fiscal year		639,413	12,429,781	567,267,912	1,401,533	(1,303,792)	315,909,259	564,890,121	134,450,639	1,595,684,866

Notes 1 to 47 to the separate Financial Statements and exhibits A to L and N to R are an integral part of the separate Financial Statements.

136	Jorge Pablo Brito Chairperson

SEPARATE STATEMENT OF CASH FLOWS
FOR THE FISCAL YEARS ENDED DECEMBER 31, 2023 AND 2022
(Translation of the Financial Statements originally issued in Spanish – See Note 47)
(Figures stated in thousands of pesos in constant currency)

Items	Notes	12/31/2023	12/31/2022
Cash flows from operating activities
Income for the fiscal year before income tax		842,571,992	185,097,196
Adjustment for the total monetary effect of the fiscal year		1,244,022,707	701,797,635
Adjustments to obtain cash flows from operating activities:
Amortization and depreciation		49,918,993	46,802,038
Credit loss expense on financial assets		43,036,008	20,384,021
Difference in quoted prices of foreign currency		(482,247,696)	(251,548,035)
Other adjustments		141,183,968	431,089,911
Net increase / (decrease) from operating assets:
Debt securities at fair value through profit or loss		(934,610,453)	(441,034,019)
Derivative financial instruments		43,387	(125,729)
Repo transactions		(334,657,314)	(2,344,774)
Loans and other financing
Non-financial public sector		2,155,979	7,540,334
Other financial entities		(2,838,816)	6,273,434
Non-financial private sector and foreign residents		291,494,113	244,084,924
Other debt securities		198,619,225	139,690,929
Financial assets delivered as guarantee		(4,988,122)	13,623,276
Equity instruments at fair value through profit or loss		(422,436)	10,688,659
Other assets		(37,145,763)	12,277,085
Net increase / (decrease) from operating liabilities:
Deposits
Non-financial public sector		(155,930,752)	261,496
Financial sector		2,273,549	(681,632)
Non-financial private sector and foreign residents		(1,097,761,386)	462,018,027
Derivative financial instruments		67,759	(7,979)
Repo transactions		23,601,328
Other liabilities		(88,868,140)	2,720,405
Income tax payments		(19,437,941)	(5,268,125)
Total cash from operating activities (A)		(319,919,811)	1,583,339,077

137	Jorge Pablo Brito Chairperson

SEPARATE STATEMENT OF CASH FLOWS
FOR THE FISCAL YEARS ENDED DECEMBER 31, 2023 AND 2022
(Translation of the Financial Statements originally issued in Spanish – See Note 47)
(Figures stated in thousands of pesos in constant currency)

Items	Notes	12/31/2023	12/31/2022
Cash flows from investing activities
Payments:
Acquisition of PPE, intangible assets and other assets		(50,509,781)	(75,161,699)
Obtaining control of subsidiaries or other businesses		(21,956,493)
Other payments related to investing activities		(622,770)	(139,226)
Total cash used in investing activities (B)		(73,089,044)	(75,300,925)
Cash flows from financing activities
Payments:
Dividends	43	(31,091)	(59,462,558)
Non-subordinated corporate bonds		(136,160)	(14,771,903)
Financing to local financial entities		(2,946,724)
Subordinated corporate bonds		(12,399,470)	(14,105,862)
Other payments related to financing activities		(3,662,234)	(3,192,990)
Collections / Incomes:
Non-subordinated corporate bonds		26,121,718	9,185,164
Financing to local financial entities			6,085,052
Total cash used in financing activities (C)		6,946,039	(76,263,097)
Effect of exchange rate fluctuations (D)		871,930,795	381,411,064
Monetary effect on cash and cash equivalents (E)		(1,821,691,151)	(1,359,814,945)
Net (decrease) / increase in cash and cash equivalents (A+B+C+D+E)		(1,335,823,172)	453,371,174
Cash and cash equivalents at the beginning of the fiscal year	32	2,278,052,529	1,824,681,355
Cash and cash equivalents at the end of the fiscal year	32	942,229,357	2,278,052,529

Notes 1 to 47 to the separate Financial Statements and exhibits A to L and N to R are an integral part of the separate Financial Statements.

138	Jorge Pablo Brito Chairperson

NOTES TO THE SEPARATE FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2023

(Translation of Financial Statements originally issued in Spanish – See Note 47)

(Figures stated in thousands of pesos in constant currency)

1.	CORPORATE INFORMATION

Banco Macro SA (hereinafter, the “Bank”) is a business corporation (sociedad anónima) organized in the Republic of Argentina that offers traditional banking products and services to companies, including those companies operating in regional economies as well as to individuals, thus strengthening its goal to be a multiservice bank. In addition, the Bank performs certain transactions through its subsidiaries Macro Bank Limited (a company organized under the laws of Bahamas), Macro Securities SAU, Macro Fiducia SAU, Macro Fondos SGFCISA, Argenpay SAU and Fintech SGR.

Macro Compañía Financiera SA was created in 1977 as a non-banking financial institution. In May 1988, it received the authorization to operate as a commercial bank and was incorporated as Banco Macro SA. Subsequently, as a result of the merger process with other entities, it adopted other names (among them, Banco Macro Bansud SA) and since August 2006, Banco Macro SA.

The Bank’s shares are publicly listed on Bolsas y Mercados Argentinos (BYMA) since November 1994 and as from March 24, 2006, they are listed on the New York Stock Exchange (NYSE). Additionally, on October 15, 2015 they were authorized to be listed on the Mercado Abierto Electrónico SA (MAE).

Since 1994, Banco Macro SA’s market strategy has mainly focused on the regional areas outside the Autonomous City of Buenos Aires (CABA, for its acronym in Spanish). Following this strategy, in 1996, Banco Macro SA started the process to acquire entities and assets and liabilities during the privatization of provincial and other banks.

In 2001, 2004, 2006 and 2010, the Bank acquired the control of Banco Bansud SA, Nuevo Banco Suquía SA, Nuevo Banco Bisel SA and Banco Privado de Inversiones SA, respectively. Such entities merged with and into Banco Macro SA in December 2003, October 2007, August 2009 and December 2013, respectively. During the fiscal year 2006, the Bank acquired control over Banco del Tucumán SA, which was merged with Banco Macro SA in October 2019. Additionally, on October 1, 2021, the Bank acquired the control of Fintech SGR that, as explained in Note 3 to the consolidated Financial Statements as of December 31, 2022, already issued, this is a structured entity in which the Bank has control.

During 2023, 2022, 2021 and 2020 the Bank in conjunction with other entities of the argentine financial system made irrevocable capital contributions in the company Play Digital SA for a total amount of 977,225 (not restated), reaching an equity interest of 9.4543%. See also Note 1 to the consolidated Financial Statements.

On May 18, 2023, Banco Macro SA acquired 100% of Comercio Interior SAU capital stock at USD 5,218,800 payable with the proceeds of this Company’s dividends. The main purpose of this company is grain brokerage. For further information see also Note 13.

Additionally, on November 2, 2023, the Board of Directors of the Central Bank of Argentina (BCRA), authorized the acquisition by Banco Macro S.A. of 100% of the capital stock of Banco Itaú Argentina SA, Itaú Asset Management SA and Itaú Valores SA. For further information see also Note 1 to the consolidated Financial Statements.

On February 28, 2024, the Board of Directors approved the issuance of these separate Financial Statements. Even when the shareholders’ meeting has the power to amend these separate Financial Statements after issuance, in Management’s opinion it will not happen.

2.	OPERATIONS OF THE BANK

Note 2 to the consolidated Financial Statements includes a detailed description of the agreements that relate the Bank with the Provincial and Municipal governments.

NOTES TO THE SEPARATE FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2023

(Translation of Financial Statements originally issued in Spanish – See Note 47)

(Figures stated in thousands of pesos in constant currency)

3.	BASIS FOR THE PREPARATION OF THESE FINANCIAL STATEMENTS AND APPLICABLE ACCOUNTING STANDARDS

Applicable Accounting Standards

These separate Financial Statements of the Bank were prepared in accordance with the accounting framework established by the Central Bank of Argentina (BCRA, for its acronym in Spanish), in its Communiqué “A” 6114 as supplemented. Except for the exceptions established by the BCRA, which are explained in the following paragraph, such framework is based on International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and adopted by the Argentine Federation of Professionals Councils in Economic Sciences (FACPCE, for its acronym in Spanish). The abovementioned international standards include the IFRS, the International Accounting Standards (IAS) and the interpretations developed by the IFRS Interpretations Committee (IFRIC) or former IFRIC (SIC).

The transitory exceptions and regulatory guidelines established by BCRA to the application of effective IFRS, that affect the preparation of these separate Financial Statements are as follows:

a)	According to Communiqué “A” 6114, as supplemented, and in the convergence process through IFRS, the BCRA established that since fiscal years beginning on or after January 1, 2020, financial institutions defined as “Group A” by BCRA rules, in which the Bank is included, begin to apply section 5.5 “Impairment” of the IFRS 9 “Financial Instruments” (sections B5.5.1 to B5.5.55), except for the temporary exclusion for the debt securities of the non-financial public sector established by BCRA Communiqué “A” 6847. As of the date of issuance of these separate Financial Statements, the Bank is in the process of quantifying the effect of the full application of the abovementioned standard.

b)	In March 2022, the Bank’s holding in Prisma Medios de Pago SA (Prisma) was transferred. That company was measured according to the Memorandums received from the BCRA on March 12 and 22, 2021, which established specific guidelines related to the measurement at fair value of such holding. If, for the fair value measurement purpose previously mentioned, IFRS had been applied, the profit or loss for the fiscal year ended December 31, 2022, should have been modified. However, this situation did not generate differences in the shareholders’ equity as of December 31, 2022.

c)	Through Communiqué “A 7014 dated May 14, 2020, the BCRA established for financial institutions that received debt securities of the public sector in a swap transaction, they must be initially recognized at their carrying amount as of the date of the swap transaction, without assessing if they qualify or not for derecognition under IFRS 9 standards and as a consequence, do not eventually recognize the new instruments at the market value as provided by such IFRS (see also Notes 9 and 43 to the consolidated Financial Statements).

If IFRS 9 had applied, and according an estimation calculated by the Bank, the Statement of income for the fiscal year ended December 31, 2023, would have recorded a decrease in “other operating income” for an amount of 4,314,937. On the other hand, an increase in “Loss on net monetary position” for an amount of 7,852 and in “Net gain from measurement of financial instruments at fair value through profit or loss” for an amount of 4,067,606, and as a counterpart an increase in “Other comprehensive income” of that period. These changes would not have resulted into modifications to the total shareholder equity as of that date nor the total comprehensive income for the fiscal year ended December 31, 2023.

Applicable Accounting Policies

Except for what was mentioned in the previous paragraphs, the accounting policies applied by the Bank comply with the IFRS as currently approved and are applicable to the preparation of these separate Financial Statements in accordance with the IFRS as adopted by the BCRA through Communiqué “A” 7899. Generally, the BCRA does not allow the anticipated application of any IFRS, unless otherwise expressly stated.

Note 3 to the consolidated Financial Statements as of December 31, 2023 presents further detailed descriptions of the basis for the presentation of such Financial Statements and the main accounting policies used and the relevant information of the subsidiaries. All that is explained therein shall apply to these separate Financial Statements, except for the goodwill generated by the business combination, as mentioned in Note 13, which according to BCRA Communiqué “A” 6618, in the separate Financial Statements, is included in the net investment of the subsidiary.

NOTES TO THE SEPARATE FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2023

(Translation of Financial Statements originally issued in Spanish – See Note 47)

(Figures stated in thousands of pesos in constant currency)

Going concern

The Bank’s Management has made an assessment of its ability to continue as a going concern and is satisfied that it has the resources to continue in business for the foreseeable future. Furthermore, management is not aware of any material uncertainties that may cast significant doubt on the Bank’s ability to continue as a going concern. Therefore, these separate Financial Statements continue to be prepared on the going concern basis.

Subsidiaries

As mentioned in Note 1, the Bank performs certain transactions through its subsidiaries.

Subsidiaries are all the entities controlled by the Bank. An entity controls another entity when it is exposed, or has rights, to variable returns from its continuing involvement with such other entity and has the ability to use its power to direct the operating and financing policies of such other entity, to affect the amounts of such returns.

As provided under IAS 27 “Consolidated and Separate Financial Statements”, investments in subsidiaries were accounted for using the “equity method”, established in IAS 28 “Investments in associates and joint ventures”. When using this method, investments are initially recognized at cost, and such amount increases or decreases to recognize investor’s interest in profit and loss of the entity after the date of acquisition or creation.

Shares in profit and loss of subsidiaries and associates are recognized under “Income / (loss) from subsidiaries, associates and joint ventures” in the separate statement of income. Ownership interest in other comprehensive income of subsidiaries is accounted for under “Income / (loss) of the period from interest in other comprehensive income of subsidiaries, associates and joint ventures accounted for using the participation method”, in the separate statement of other comprehensive income.

Transcription into books

As of the date of issuance of these separate Financial Statements, the analytical detail is in the process of being transcribed into the Bank’s inventory book (“Libro Inventario”), the general ledger and the separate Financial Statements into the Bank’s balance book (“Libro Balances”) of Banco Macro SA.

New standards adopted

New standards adopted are described in Note 3 to the consolidated Financial Statements.

New pronouncements

New pronouncements are described in Note 3 to the consolidated Financial Statements.

4.	CONTINGENT TRANSACTIONS

In order to meet specific financial needs of customers, the Bank’s credit policy also includes, among others, the granting of guarantees, securities, bonds, letters of credit and documentary credits. The Bank is also exposed to overdrafts and unused agreed credits on credit cards of the Bank. Since they imply a contingent obligation for the Bank, they expose the Bank to credit risks other than those recognized in the statement of financial position and, therefore, they are an integral part of the total risk of the Bank.

As of December 31, 2023 and 2022, the Bank maintains the following maximum exposures to credit risk related to this type of transactions:

Composition	12/31/2023	12/31/2022
Undrawn commitments of credit cards and checking accounts	1,191,618,878	2,083,040,564
Guarantees granted (1)	68,941,289	16,171,892
Overdraft and unused agreed commitments (1)	7,847,847	1,909,845
Subtotal	1,268,408,014	2,101,122,301
Less: Allowance for ECL	(1,368,996)	(2,137,889)
Total	1,267,039,018	2,098,984,412

(1)	Includes transactions not covered by BCRA debtor classification standard. The Guarantees granted include an amount of 653,797 and 114,944, as of December 31, 2023 and 2022, respectively. The Overdraft and unused agreed commitments include an amount of 11,700 and 1,412,257, as of December 31, 2023 and 2022, respectively.

NOTES TO THE SEPARATE FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2023

(Translation of Financial Statements originally issued in Spanish – See Note 47)

(Figures stated in thousands of pesos in constant currency)

Risks related to the abovementioned contingent transactions have been assessed and are controlled within the framework of the Bank’s credit risk policy, as described in Note 45 to the consolidated Financial Statements.

5.	DERIVATIVE FINANCIAL INSTRUMENTS

The Bank performs derivative transactions for trading purposes through Futures and Forwards. These are contractual agreements to buy or sell a specific financial instrument at a given price and a fixed date in the future. Future contracts, in turn, correspond to transactions for standardized amounts, executed in a regulated market and subject to daily cash margin requirements. Forward contracts are customized contracts traded on an over-the-counter market. The main differences in risks associated with these types of contracts are the credit risk and the liquidity risk. In forward contracts there is counterparty risk since the Bank has credit exposure to counterparties of the agreements. The credit risk related to futures contracts is deemed very low because daily cash margin requirements help guarantee these contracts are always fulfilled. In addition, forward contracts are generally settled in gross terms and, therefore, they are deemed to have a higher settlement risk than future contracts that, unless they are chosen to be performed by delivery, are settled on a net basis. Both types of contracts expose the Bank to market risk.

At the beginning, derivatives often imply only a mutual exchange of promises with little or no investment. Nevertheless, these instruments frequently imply high levels of leverage and are quite volatile. A relatively small movement in the value of the underlying asset could have a significant impact in profit or loss. Furthermore, over-the-counter derivatives may expose the Bank to risks related to the absence of an exchange market in which to close an open position. The Bank’s exposure for derivative contracts is monitored on a regular basis as part of its general risk management framework. Information on the Bank’s credit risk management objectives and policies is included in Note 45 to the consolidated Financial Statements.

Notional values indicate the amount of the underlying pending transactions at year end and are not indicative of either the market risk or the credit risk. The fair value of the derivative financial instruments recognized as assets or liabilities in the consolidated statement of financial position is presented as follows. Changes in fair values were accounted for in profit or loss, the breakdown of which is disclosed in exhibit Q “Breakdown of statement of income”.

		12/31/2023		12/31/2022
Derivative financial assets	Underlying notional value	Notional value (in thousand)	Fair value	Notional value (in thousand)	Fair value
Transactions of foreign currency contract without delivery of underlying asset	US dollars	1,004	90,204	62,971	133,591
Total derivatives held for trading		1,004	90,204	62,971	133,591

		12/31/2023		12/31/2022
Derivative financial liabilities	Underlying notional value	Notional value (in thousand)	Fair value	Notional value (in thousand)	Fair value
Transactions of foreign currency contract without delivery of underlying asset	US dollars	27,439	75,141	985	7,382
Total derivatives held for trading		27,439	75,141	985	7,382

NOTES TO THE SEPARATE FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2023

(Translation of Financial Statements originally issued in Spanish – See Note 47)

(Figures stated in thousands of pesos in constant currency)

Derivatives held for trading are generally related to products offered by the Bank to its customers. The Bank shall also take positions expecting to benefit from favorable changes in prices, rates or indexes, i.e. take advantage of the high level of leverage of these contracts to obtain yields, assuming at the same time high market risk. Additionally, they may be held for arbitrage, i.e. to obtain a benefit free of risk for the combination of a derivative product and a portfolio of financial assets, trying to benefit from anomalous situations in the prices of assets in the markets.

6.	REPO TRANSACTIONS AND SECURITIES - GUARANTEED

As of December 31, 2023 and 2022, the Bank has agreed-upon repurchase, reverse repurchase and securities - guaranteed transactions of government and private securities, in absolute value, for 551,111,266 and 192,852,624, respectively. Maturity of the agreed-upon transactions as of December 2023 occurred during the month of January 2024. Furthermore, the securities received guarantee repurchase transactions as of December 31, 2023 and 2022, total 581,749,396 and 212,163,266, respectively, and were recognized as an off balance sheet transaction, while the amounts delivered that guarantee reverse repurchase and securities - guaranteed transactions as of December 31, 2023 amount to 30,447,899 and are recorded in the heading “Financial assets delivered in guarantee” of the financial statements.

Profit generated by the Bank as a result of its repurchase transactions arranged during the fiscal years ended on December 31, 2023 and 2022, total 180,153,079 and 41,369,973, respectively, and were accounted for in “Interest income” in the consolidated statement of income. In addition, losses generated by the Bank as a result of its reverse repurchase and securities - guaranteed transactions arranged during the fiscal years ended on December 31, 2023 and 2022 total 13,664,897 and 3,038,227, respectively, and were recognized as “Interest expense” in the consolidated Statement of income.

7.	OTHER FINANCIAL ASSETS

The composition of the other financial assets as of December 31, 2023 and 2022 is as follows:

Composition	12/31/2023	12/31/2022
Sundry debtors (see Note 11)	90,235,215	83,138,575
Receivables from spot sales of foreign currency pending settlement	1,314,460	49,832,163
Private securities	63,401	153,882
Receivables from spot sales of government securities pending settlement		685,056
Other	530,409	1,191,593
Subtotal	92,143,485	135,001,269
Less: Allowances for ECL	(432,994)	(283,507)
Total	91,710,491	134,717,762

Disclosures related to allowance for ECL are detailed in Note 9 “Loss allowance for expected credit losses on credit exposures not measured at fair value through profit or loss”.

NOTES TO THE SEPARATE FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2023

(Translation of Financial Statements originally issued in Spanish – See Note 47)

(Figures stated in thousands of pesos in constant currency)

8.	LOANS AND OTHER FINANCING

The composition of loans and other financing as of December 31, 2023 and 2022 is as follows:

Composition	12/31/2023	12/31/2022
Non-financial public sector (1)	4,716,586	6,872,565
Other financial entities	5,726,610	2,887,794
Other financial entities	5,748,895	2,913,146
Less: allowance for ECL	(22,285)	(25,352)
Non-financial private sector and foreign residents	1,519,097,859	1,853,627,980
Overdrafts	171,932,978	153,316,483
Documents	317,783,083	252,554,317
Mortgage loans	158,039,257	192,779,725
Pledge loans	28,127,344	29,836,828
Personal loans	226,432,766	443,848,226
Credit cards	445,680,843	594,100,838
Financial leases	1,425,686	4,318,607
Other	205,702,293	217,070,915
Less: allowance for ECL	(36,026,391)	(34,197,959)
Total	1,529,541,055	1,863,388,339

(1)	As explained in Note 3, ECL is not calculated to public sector exposures.

9.	LOSS ALLOWANCE FOR EXPECTED CREDIT LOSSES ON CREDIT EXPOSURES NOT MEASURED AT FAIR VALUE THROUGH PROFIT OR LOSS

The Bank recognizes a loss allowance for expected credit losses on all credit exposures not measured at fair value through profit or loss, like debt instruments measured at amortized cost, debt instruments measured at fair value through other comprehensive income, loan commitments and financial guarantee contracts (not measured at fair value through profit or loss), contract assets and lease receivables.

Exhibit P discloses financial assets measured at fair value on a recurring basis and financial assets not recognized at fair value. This classification is made pursuant to the expressed in Note 3 “Basis for the preparation of these Financial Statements and applicable accounting standards”. Additionally, Note 12 explains the information related to the valuation process.

Moreover, considering the temporary exclusion established by BCRA mentioned in Note 3 “Applicable accounting standards” the Bank applies the impairment requirements for the recognition and measurement of a loss allowance for financial assets measured at amortized cost or at fair value through other comprehensive income, except for public sector exposures. In addition, the Bank applies the impairment requirements for guarantees granted, undrawn commitments of credit cards and checking accounts, letter of credits, which are not recognized in the consolidated statement of financial position.

For the purpose of assessing the Bank’s credit risk exposure and identifying material credit risk concentration, disclosures regarding credit risk of financial assets and items not recognized in the statement of financial position are as follows.

144

NOTES TO THE SEPARATE FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2023

(Translation of Financial Statements originally issued in Spanish – See Note 47)

(Figures stated in thousands of pesos in constant currency)

9.1	Loans and other financing measured at amortized cost

According to the nature of the information to be disclosed and the loan characteristics, the Bank groups them as follows:

Composition	12/31/2023	12/31/2022
Loans and other financing	1,565,589,731	1,897,611,650
Individual assessment	390,657,827	331,888,139
Collective assessment	1,174,931,904	1,565,723,511
Less: Allowance for ECL (1)	(36,048,676)	(34,223,311)
Total	1,529,541,055	1,863,388,339

(1)	As explained in Note 3, ECL is not calculated to public sector exposures.

As explained in Note 45.1.3 to the consolidated Financial Statements “Additional prospective forecasts based on expert judgment”, section “Adjustment for expectations of increased risk due to the change in economic policy” as of December 31, 2023, the Entity resolved to carry out an adjustment with a prospective vision as a consequence of estimating an incremental effect in the forecasts determined by ECL for the purposes of covering a scenario of uncertainty regarding the impacts that could originate from the change in the economic policy regime, the implementation of a program to adjust imbalances macroeconomics and an inflation stabilization plan. As of December 31, 2023, said adjustment was estimated at 10,978,134, and as of December 31, 2022, it was 4,714,712, as explained in the section "Adjustment for uncertainty about conditions of accessing loans to MIPYMES" of the aforementioned note.

The following table shows the credit quality and the carrying amount of credit risk, based on the Bank’s credit risk rating system, the probability of default (PD) and the year-end stage classification, taking into account what was mentioned in the previous paragraph. The amounts are presented gross of the impairment allowances.

		12/31/2023
Internal rating grade	Range PD	Stage 1	Stage 2	Stage 3	Total	%
Performing		1,471,060,374	47,728,505		1,518,788,879	97.01
High grade	0.00% - 3.50%	1,369,907,764	17,317,865		1,387,225,629	88.61
Standard grade	3.51% - 7.00%	67,041,413	10,754,234		77,795,647	4.97
Sub-standard grade	7.01% - 33.00%	34,111,197	19,656,406		53,767,603	3.43
Past due but not impaired (1)	33.01% - 99.99%	9,557,533	20,388,785		29,946,318	1.91
Impaired	100%			16,854,534	16,854,534	1.08
Total		1,480,617,907	68,117,290	16,854,534	1,565,589,731	100
%		94.57	4.35	1.08	100

		12/31/2022
Internal rating grade	Range PD	Stage 1	Stage 2	Stage 3	Total	%
Performing		1,807,462,691	39,193,802		1,846,656,493	97.31
High grade	0.00% - 3.50%	1,674,576,432	7,681,012		1,682,257,444	88.65
Standard grade	3.51% - 7.00%	81,194,701	9,486,644		90,681,345	4.78
Sub-standard grade	7.01% - 33.00%	51,691,558	22,026,146		73,717,704	3.88
Past due but not impaired (1)	33.01% - 99.99%	11,793,490	23,553,411		35,346,901	1.86
Impaired	100%			15,608,256	15,608,256	0.82
	Total	1,819,256,181	62,747,213	15,608,256	1,897,611,650	100
	%	95.87	3.31	0.82	100

(1)	It also includes transactions which are more than 5 days past due independently of the PD range assigned.

145

NOTES TO THE SEPARATE FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2023

(Translation of Financial Statements originally issued in Spanish – See Note 47)

(Figures stated in thousands of pesos in constant currency)

9.1.1	Loans on an individual assessment

The table below shows the credit quality and the debt balance to credit risk of commercial loans by grade on the Bank’s internal credit rating system, PD range and year-end stage classification. The Bank’s internal credit rating systems and the evaluation and measurement approaches are explained in Note 45 section “Credit risk” to the consolidated Financial Statements.

		12/31/2023
Internal rating grade	Range PD	Stage 1	Stage 2	Stage 3	Total	%
Performing		378,455,849	7,093,640		385,549,489	98.69
High grade	0.00% - 3.50%	342,449,267	4,270,641		346,719,908	88.75
Standard grade	3.51% - 7.00%	20,525,339			20,525,339	5.25
Sub-standard grade	7.01% - 33.00%	15,481,243	2,822,999		18,304,242	4.69
Past due but not impaired	33.01% - 99.99%
Impaired	100%			5,108,338	5,108,338	1.31
	Total	378,455,849	7,093,640	5,108,338	390,657,827	100
	%	96.87	1.82	1.31	100

		12/31/2022
Internal rating grade	Range PD	Stage 1	Stage 2	Stage 3	Total	%
Performing		319,602,345	8,003,761		327,606,106	98.71
High grade	0.00% - 3.50%	298,179,364	3,864,391		302,043,755	91.00
Standard grade	3.51% - 7.00%	11,345,135	1,951,825		13,296,960	4.01
Sub-standard grade	7.01% - 33.00%	10,077,846	2,187,545		12,265,391	3.70
Past due but not impaired	33.01% - 99.99%
Impaired	100%			4,282,033	4,282,033	1.29
	Total	319,602,345	8,003,761	4,282,033	331,888,139	100
	%	96.30	2.41	1.29	100

9.1.2	Loans on a collective assessment

The table below shows the credit quality and the debt balance to credit risk of loans portfolio under collective assessment, by grade of credit risk classification based on the Bank’s internal credit rating system, PD range and year-end stage classification. The Bank’s internal credit rating systems and the evaluation and measurement approaches are explained in Note 45 section “Credit risk”.

146

NOTES TO THE SEPARATE FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2023

(Translation of Financial Statements originally issued in Spanish – See Note 47)

(Figures stated in thousands of pesos in constant currency)

		12/31/2023
Internal rating grade	Range PD	Stage 1	Stage 2	Stage 3	Total	%
Performing		1,092,604,525	40,634,865		1,133,239,390	96.45
High grade	0.00% - 3,50%	1,027,458,497	13,047,224		1,040,505,721	88.56
Standard grade	3.51% - 7,00%	46,516,074	10,754,234		57,270,308	4.87
Sub-standard grade	7.01% - 33,00%	18,629,954	16,833,407		35,463,361	3.02
Past due but not impaired (1)	33.01% - 99,99%	9,557,533	20,388,785		29,946,318	2.55
Impaired	100%			11,746,196	11,746,196	1.00
	Total	1,102,162,058	61,023,650	11,746,196	1,174,931,904	100
	%	93.81	5.19	1.00	100

		12/31/2022
Internal rating grade	Range PD	Stage 1	Stage 2	Stage 3	Total	%
Performing		1,487,860,346	31,190,041		1,519,050,387	97.02
High grade	0.00% - 3.50%	1,376,397,068	3,816,621		1,380,213,689	88.16
Standard grade	3.51% - 7.00%	69,849,566	7,534,819		77,384,385	4.94
Sub-standard grade	7.01% - 33.00%	41,613,712	19,838,601		61,452,313	3.92
Past due but not impaired (1)	33.01% - 99.99%	11,793,490	23,553,411		35,346,901	2.26
Impaired	100%			11,326,223	11,326,223	0.72
	Total	1,499,653,836	54,743,452	11,326,223	1,565,723,511	100
	%	95.78	3.50	0.72	100

(1)	It also includes transactions which are more than 5 days past due independently of the PD range assigned.

9.2	Other debt securities at amortized cost

The criterion used to calculate ECL of Financial Trusts and Corporate Bonds is based on the rating granted by risk rating agencies to each debt security type making up the financial trusts or each corporate bond series, respectively. This means that the factor to be used will vary depending on the debt securities holdings (A or B). The EAD is assumed to be equal to the outstanding balance.

The table below shows the exposures gross of impairment allowances by stage:

	12/31/2023
Composition	Stage 1	Stage 2	Stage 3	Total	%
Corporate bonds	9,505,351			9,505,351	93.46
Financial trust	665,139			665,139	6.54
Total	10,170,490			10,170,490	100
%	100			100

147

NOTES TO THE SEPARATE FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2023

(Translation of Financial Statements originally issued in Spanish – See Note 47)

(Figures stated in thousands of pesos in constant currency)

	12/31/2022
Composition	Stage 1	Stage 2	Stage 3	Total	%
Corporate bonds	3,235,550			3,235,550	77.11
Financial trust	960,269			960,269	22.89
Total	4,195,819			4,195,819	100
%	100			100

The related ECL for Corporate Bonds as of December 31, 2023 and 2022 amounted to 8,367 and 1,726, respectively. The ECL related to financial trusts as of December 31, 2023 and 2022 amounted to 139 and 751, respectively.

9.3	Government securities at amortized cost or fair value through OCI

This group includes local government securities, provincial or BCRA instruments measured at amortized cost or fair value through OCI. For these assets, an individual assessment of the related parameters was performed. However, under domestic standards and according to Communiqué “A” 6847, no ECL was calculated for these instruments.

A breakdown of these investments and their characteristics is disclosed in Exhibit A.

9.4	Other financial assets

The table below shows the exposures gross of impairment allowances by stage:

	12/31/2023
Composition	Stage 1	Stage 2	Stage 3	Total	%
Other financial assets	92,080,084			92,080,084	100
Total	92,080,084			92,080,084	100
%	100			100

	12/31/2022
Composition	Stage 1	Stage 2	Stage 3	Total	%
Other financial assets	134,847,387			134,847,387	100
Total	134,847,387			134,847,387	100
%	100			100

The ECL related to these types of instruments amounted to 432,994 and 283,507 as of December 31, 2023 and 2022, respectively, including the ECL related to the payments to be collected for the transaction mentioned in Note 11.

Exhibit R “Value correction for losses – Allowances for bad debt risk” also shows the evolution of the forecasts for expected credit losses at the sector and product level.

148

NOTES TO THE SEPARATE FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2023

(Translation of Financial Statements originally issued in Spanish – See Note 47)

(Figures stated in thousands of pesos in constant currency)

9.5	Loans commitment

The table below shows the exposures gross of impairment allowances by stage:

	12/31/2023
Composition	Stage 1	Stage 2	Stage 3	Total	%
Undrawn commitments of credit cards and checking accounts	1,183,360,961	8,2558,482	2,435	1,265,921,878	94.31
Guarantees granted	68,587,492			68,587,492	5.11
Overdraft and unused agreed commitments	7,836,147			7,836,147	0.58
Total	1,259,784,600	82,558,482	2,435	1,342,345,517	100
%	93.85	6.15		100

	12/31/2022
Composition	Stage 1	Stage 2	Stage 3	Total	%
Undrawn commitments of credit cards and checking accounts	2,049,412,777	33,623,110	4,677	2,083,040,564	99.21
Guarantees granted	16,056,948			16,056,948	0.76
Overdraft and unused agreed commitments	497,588			497,588	0.02
Total	2,065,967,313	33,623,110	4,677	2,099,595,100	100
%	98.40	1.60		100

The related ECL for undrawn commitments of credit cards and checking accounts as of December 31, 2023 and 2022 amounted to 984,918 and 2,028,033, respectively. The ECL related to guarantees granted as of December 31, 2023 and 2022 amounted to 341,237 and 109,632, respectively. The ECL related to overdraft and unused agreed commitments as of December 31, 2023 and 2022 amounted to 42,841 and 224, respectively.

In exhibit R “Value adjustment for credit losses – Allowance for uncollectibility risk”, the ECL movements by portfolio and products are also disclosed.

10.	FINANCIAL ASSETS DELIVERED AS GUARANTEE

The composition of financial assets delivered as guarantee as of December 31, 2023 and 2022 is as follows:

	Carrying amount
Composition	12/31/2023	12/31/2022
For transactions with the BCRA	57,193,494	77,305,535
For repo transactions and securities - guaranteed	30,447,899
For guarantee deposits	11,068,039	16,415,775
Total	98,709,432	93,721,310

The Bank’s Management considers there shall be no losses due to the restrictions on the above listed financial assets.

11.	EQUITY INSTRUMENTS AT FAIR VALUE THROUGH PROFIT OR LOSS – PRISMA MEDIOS DE PAGO SA

The composition of equity instruments at fair value through profit or loss, as of December 31, 2023 and 2022, is detailed in Exhibit A. For the Bank’s investment in Prisma Medios de Pago SA, see also Note 11 to the consolidated Financial Statements.

149

NOTES TO THE SEPARATE FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2023

(Translation of Financial Statements originally issued in Spanish – See Note 47)

(Figures stated in thousands of pesos in constant currency)

12.	FAIR VALUE QUANTITATIVE AND QUALITATIVE DISCLOSURES

Note 12 to the consolidated Financial Statements describes the methods and assumptions used to determine the fair value, both of the financial instruments recognized at fair value as of those not accounted for at such fair value in these separate Financial Statements.

In addition, the Bank discloses the relevant information as to instruments included in Level 3 of the fair value hierarchy.

Even though the Bank’s Management has used its best judgment to estimate the fair values of its financial instruments, any technique to perform such estimate implies certain inherent fragility level.

Fair value hierarchy

The Bank uses the following hierarchy to determine and disclose the fair value of financial instruments, according to the valuation technique applied:

-	Level 1: quoted prices (unadjusted) observable in active markets that the Bank accesses to at the measurement day for identical assets or liabilities. The Bank considers markets as active only if there are sufficient trading activities with respect to the volume and liquidity of the identical assets or liabilities and when there are binding and exercisable price quotes available at each reporting period.

-	Level 2: Valuation techniques for which the data and variables having a significant impact on the determination of the fair value recognized or disclosed are observable for the asset or liability, either directly or indirectly. Such inputs include quoted prices for similar assets or liabilities in active markets, quoted prices for identical instruments in inactive markets and observable inputs other than quoted prices, such as interest rates and yield curves, implied volatilities, and credit spreads. In addition, adjustments to level 2 inputs may be required for the condition or location of the asset or the extent to which it relates to items that are comparable to the valued instrument. However, if such adjustments are based on unobservable inputs that are significant to the entire measurement, the Bank will classify the instruments as Level 3.

-	Level 3: Valuation techniques for which the data and variables having a significant impact on the determination of the fair value recognized or disclosed are not based on observable market information.

Exhibit P “Categories of Financial Assets and Liabilities” presents the hierarchy in the Bank’s financial asset and liability at fair value measurement.

Below is the reconciliation between the amounts at the beginning and the end of the fiscal year for the financial assets recognized at fair value, categorized as level 3:

	As of December 31, 2023
Reconciliation	Debt instruments	Other financial assets	Equity instruments at fair value through profit or loss
Amount at the beginning	3,213,305	153,882	2,133,089
Transfers to level 3
Transfers from level 3 (1)			(140,628)
Profit and loss	2,331,940	37,262	2,250,161
Recognition and derecognition	(3,455,281)
Monetary effects	(2,082,948)	(127,743)	(2,185,511)
Amount at the end of the fiscal year	7,016	63,401	2,057,111

150

NOTES TO THE SEPARATE FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2023

(Translation of Financial Statements originally issued in Spanish – See Note 47)

(Figures stated in thousands of pesos in constant currency)

	As of December 31, 2022
Reconciliation	Debt instruments	Other financial assets	Equity instruments at fair value through profit or loss
Amount at the beginning	6,774,234	188,174	12,811,441
Transfers to level 3
Transfers from level 3
Profit and loss	2,277,140	15,770	11,198
Recognition and derecognition	(2,497,377)	65,586	(7,810,219)
Monetary effects	(3,340,692)	(115,648)	(2,879,331)
Amount at the end of the fiscal year	3,213,305	153,882	2,133,089

(1)	Transfer of equity instruments at fair value through profit or loss from level 3 to level 1 that were measured using quoted prices observable in active markets as of December 31, 2023.

Note 12 to the consolidated Financial Statements, details the valuation techniques and significant unobservable inputs used in the valuation of assets at Level 3.

Changes in fair value levels

The Bank monitors the availability of information in the market to evaluate the classification of financial instruments into the fair value hierarchy as well as the resulting determination of transfers between levels 1, 2 and 3 at each period or fiscal year, as applicable.

Except for the foregoing, as of December 31, 2023 and 2022, the Bank has not recognized any transfers between levels 1, 2 and 3.

Financial assets and liabilities not measured at fair value

The following table shows a comparison between the fair value and the carrying amount of financial instruments not recognized at fair value as of December 31, 2023 and 2022:

	12/31/2023
Composition	Carrying amount	Level 1	Level 2	Level 3	Fair value
Financial assets
Cash and deposits in banks	942,229,357	942,229,357			942,229,357
Repo transactions	527,509,938	527,509,938			527,509,938
Other financial assets	91,647,090	91,647,090			91,647,090
Loans and other financing	1,529,541,055			1,334,964,291	1,334,964,291
Other debt securities	139,292,446	42,321,775	55,565,564	48,710,590	146,597,929
Financial assets delivered as guarantee	73,480,570	73,480,570			73,480,570
Total	3,303,700,456	1,677,188,730	55,565,564	1,383,674,881	3,116,429,175

151

NOTES TO THE SEPARATE FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2023

(Translation of Financial Statements originally issued in Spanish – See Note 47)

(Figures stated in thousands of pesos in constant currency)

	12/31/2023
Composition	Carrying amount	Level 1	Level 2	Level 3	Fair value
Financial liabilities
Deposits	2,759,169,143	1,656,964,363		1,103,768,433	2,760,732,796
Repo transactions	23,601,328	23,601,328			23,601,328
Other financial liabilities	257,505,908	246,510,635	10,497,796		257,008,431
Financing received from the BCRA and other financial institutions	7,568,788	7,348,042	220,746		7,568,788
Issued corporate bonds	56,760,979		57,573,189		57,573,189
Subordinated corporate bonds	329,132,909		278,642,152		278,642,152
Total	3,433,739,055	1,934,424,368	346,933,883	1,103,768,433	3,385,126,684

	12/31/2022
Composition	Carrying amount	Level 1	Level 2	Level 3	Fair value
Financial assets
Cash and deposits in banks	747,416,786	747,416,787			747,416,787
Repo transactions	192,852,624	192,852,625			192,852,625
Other financial assets	134,563,880	134,563,882			134,563,882
Loans and other financing	1,863,388,339			1,625,360,056	1,625,360,056
Other debt securities	1,867,181,666	1,593,543,746	257,439,650	299,898	1,851,283,294
Financial assets delivered as guarantee	93,721,310	93,721,310			93,721,310
Total	4,899,124,605	2,762,098,350	257,439,650	1,625,659,954	4,645,197,954
Financial liabilities
Deposits	4,010,587,732	1,999,832,534		2,007,462,557	4,007,295,091
Other financial liabilities	357,825,159	344,435,025	13,614,443		358,049,468
Financing received from the BCRA and other financial institutions	7,625,971	7,418,200	160,350		7,578,550
Issued corporate bonds	9,353,873		9,135,062		9,135,062
Subordinated corporate bonds	225,067,963		183,688,650		183,688,650
Total	4,610,460,698	2,351,685,759	206,598,505	2,007,462,557	4,565,746,821

13.	BUSINESS COMBINATIONS

13.1	Comercio Interior SAU

On May 18, 2023, the Entity acquired 100% of the capital stock and votes of Comercio Interior SAU from Inversora Juramento SA. Detailed information on this transaction is included in Note 13.1 to the consolidated Financial Statements.

13.2	Banco BMA SAU (formerly known as Banco Itaú Argentina SA)

On August 23, 2023, Banco Macro SA entered into a stock purchase agreement with Itaú Unibanco Holding SA, through its affiliates Itaú Unibanco SA, Banco Itaú BBA SA and Itaú Consultoria de Valores Mobiliários e Participações SA (collectively “Itaú”), pursuant to which, subject to certain conditions (substantially the approval of the transaction by the BCRA), the Entity would acquire from Itaú the shares representing 100% of the capital stock and votes of Banco Itaú Argentina SA, Itaú Asset Management SA and Itaú Valores SA.

152

NOTES TO THE SEPARATE FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2023

(Translation of Financial Statements originally issued in Spanish – See Note 47)

(Figures stated in thousands of pesos in constant currency)

On November 2, 2023, the Board of Directors of the BCRA authorized the abovementioned purchase. Detailed information on this transaction is included in Note 13.2 to the consolidated Financial Statements.

14.	INVESTMENTS IN ASSOCIATES AND JOINT ARRANGEMENTS

The Bank’s interests in associates and joint ventures are disclosed in Note 14 to the consolidated Financial Statements. For further information on the Bank’s interest in associates and joint ventures, see also Exhibit E “Detailed information on interest on other companies”.

15.	OTHER NON-FINANCIAL ASSETS

The composition of other non-financial assets as of December 31, 2023 and 2022 is as follows:

Composition	12/31/2023	12/31/2022
Investment property (see Exhibit F)	26,814,069	24,777,719
Tax advances	11,178,058	3,708,611
Advanced prepayments	4,996,351	7,180,003
Other	76,458	126,566
Total	43,064,936	35,792,899

16.	RELATED PARTIES

A related party is a person or entity that is related to the Bank:

-      has control or joint control of the Bank;

-      has significant influence over the Bank;

-      is a member of the key management personnel of the Bank or of a parent of the Bank;

-      members of the same group;

-      one entity is an associate (or an associate of a member of a group of which the other entity is a member).

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Bank, directly or indirectly. The Bank considers as key management personnel, for the purposes of IAS 24, the members of the Board of Directors and the senior management members of the Risk Management Committee, the Assets and Liabilities Committee and the Senior Credit Committee.

153

NOTES TO THE SEPARATE FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2023

(Translation of Financial Statements originally issued in Spanish – See Note 47)

(Figures stated in thousands of pesos in constant currency)

As of December 31, 2023 and 2022, amounts balances and profit or loss related to transactions generated with related parties are as follows:

	As of December 31, 2023
	Main subsidiaries						Key
	Macro Bank Limited	Macro Securities SAU (1)	Argenpay SAU	Fintech SGR	Comercio Interior SAU	Associates	management personnel (2)	Other related parties	Total
Assets
Cash and deposits in banks	6,478								6,478
Other financial assets				8,326,118					8,326,118
Loans and other financing (3)
Documents								1,284,488	1,284,488
Overdraft							252,215	2,662,096	2,914,311
Credit cards							487,734	128,849	616,583
Lease					30,976			51,602	82,578
Personal loans							4,610		4,610
Mortgage loans							1,261,934		1,261,934
Other loans (4)							347,122	4,756,822	5,103,944
Guarantee granted								26,357,386	26,357,386
Total assets	6,478			8,326,118	30,976		2,353,615	35,241,243	45,958,430
Liabilities
Deposits		15,785,008	258,554	24,681	11,170	304,321	5,010,483	14,934,459	36,328,676
Other financial liabilities							2,764	53,440	56,204
Issued corporate bonds		2,884,982							2,884,982
Subordinated corporate bonds				781,691	123,425				905,116
Other non-financial liabilities								4,991,527	4,991,527
Total liabilities		18,669,990	258,554	806,372	134,595	304,321	5,013,247	19,979,426	45,166,505
Income / (loss)
Interest income		237,527			14,328		1,881,662	5,355,162	7,488,679
Interest expense						(91,654)	(197,815)	(111,292)	(400,761)
Commissions income		77,309		57,264		1,190	470	66,096	202,329
Commissions expense				(46,020)			(105)	(81)	(46,206)
Other operating income		215,291	32	9,361,556	3,090	389		60,625	9,640,983
Administrative expense								(2,479,398)	(2,479,398)
Other operating expense		(10)						(537,471)	(537,481)
Total income / (loss)		530,117	32	9,372,800	17,418	(90,075)	1,684,212	2,353,641	13,868,145

(1)	It includes the balance amounts from its subsidiary Macro Fondos SGFCISA.

(2)	Includes close family members of the key management personnel.

(3)	The maximum financing amount for Loans and other financing as of December 31, 2023 for Macro Securities SAU, Comercio Interior SAU, Key management personnel and Other related parties amounted to 21,637,333, 68,502, 3,449,579 and 51,506,979, respectively.

(4)	It is related to Loans and other financing not disclosed in other items, mainly Other loans, Financing of foreign exchange transactions and Loans with government securities.

NOTES TO THE SEPARATE FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2023

(Translation of Financial Statements originally issued in Spanish – See Note 47)

(Figures stated in thousands of pesos in constant currency)

	As of December 31, 2022
	Main subsidiaries
	Macro Bank Limited	Macro Securities SAU (1)	Argenpay SAU	Fintech SGR	Associates	Key management personnel (2)	Other related parties	Total
Assets
Cash and deposits in banks	4,419							4,419
Other financial assets				9,395,278				9,395,278
Loans and other financing (3)
Overdraft						175,170	1,310,799	1,485,969
Credit cards						508,258	155,143	663,401
Lease							207,665	207,665
Personal loans						3,619		3,619
Mortgage loans						1,689,642		1,689,642
Other loans (4)		6,581,205				472,869	4,360,084	11,414,158
Guarantee granted							4,795,743	4,795,743
Total assets	4,419	6,581,205		9,395,278		2,849,558	10,829,434	29,659,894
Liabilities
Deposits		9,347,392	181,046	361	263,793	3,121,292	3,725,332	16,639,216
Other financial liabilities						1,598	36,348	37,946
Issued corporate bonds		897,421						897,421
Subordinated corporate bonds				450,137				450,137
Other non-financial liabilities							62,954	62,954
Total liabilities		10,244,813	181,046	450,498	263,793	3,122,890	3,824,634	18,087,674
Income / (loss)
Interest income		13,462				897,829	6,005,254	6,916,545
Interest expense					(71,530)	(321,952)	(214,968)	(608,450)
Commissions income		77,843		2,466	1,074	184	146,495	228,062
Commissions expense				(33,156)		(59)	(1,283)	(34,498)
Other operating income	16		125	4,063,048			162	4,063,351
Credit loss expense on financial assets		(1,165)						(1,165)
Administrative expense							(1,824,036)	(1,824,036)
Other operating expense		(45,188)					(220,567)	(265,755)
Total income / (loss)	16	44,952	125	4,032,358	(70,456)	576,002	3,891,057	8,474,054

(1)	It includes the balance amounts from its subsidiary Macro Fondos SGFCISA.

(2)	Includes close family members of the key management personnel.

(3)	The maximum financing amount for Loans and other financing as of December 31, 2022 for Macro Securities SAU, Fintech SGR, Key management personnel and Other related parties amounted to 14,101,862, 7,895,654, 3,948,197 and 52,441,567, respectively.

(4)	It is related to Loans and other financing not disclosed in other items, mainly Other loans, Financing of foreign exchange transactions and Loans with government securities.

Transactions generated by the Bank with its related parties for arranged transactions within the course of the usual and ordinary course of business were performed in normal market conditions, both as to interest rates and prices and as to the required guarantees.

The Bank does not have loans granted to Directors and other key management personnel secured with shares.

Total remunerations received as salary and bonus by the key management personnel as of December 31, 2023 and 2022 amounted to 2,768,438 and 2,831,946, respectively.

In addition, fees received by the Directors as of December 31, 2023 and 2022 amounted to 6,371,566 and 5,166,210, respectively.

NOTES TO THE SEPARATE FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2023

(Translation of Financial Statements originally issued in Spanish – See Note 47)

(Figures stated in thousands of pesos in constant currency)

Additionally, the composition of the Board of Directors and key management personnel is as follows:

Composition	12/31/2023	12/31/2022
Board of Directors	12	12
Senior managers of the key management personnel	11	11
Total	23	23

17.	DEPOSITS

The composition of deposits as of December 31, 2023 and 2022 is as follows:

Composition	12/31/2023	12/31/2022
Non-financial public sector	186,468,970	342,399,722
Financial sector	7,422,510	5,148,961
Non-financial private sector and foreign residents	2,565,277,663	3,663,039,049
Checking accounts	321,827,999	466,083,655
Saving accounts	1,200,856,717	1,315,101,747
Time deposits	931,490,068	1,770,047,166
Investment accounts	67,459,062	63,790,115
Other	43,643,817	48,016,366
Total	2,759,169,143	4,010,587,732

18.	OTHER FINANCIAL LIABILITIES

The composition of other financial liabilities as of December 31, 2023 and 2022 is as follows:

Composition	12/31/2023	12/31/2022
Credit and debit card settlement - due to merchants	195,343,064	228,920,357
Payment orders pending to foreign exchange settlement	26,908,147	16,072,988
Collections and other transactions on account and behalf of others	10,012,526	8,737,573
Finance leases liabilities	8,254,632	6,088,885
Amounts payable for spot purchases of foreign currency pending settlement	1,326,551	49,982,243
Amounts payable for spot purchases of government securities pending settlement		30,457,203
Other	15,660,988	17,565,910
Total	257,505,908	357,825,159

19.	LEASES

19.1	The Bank as a lessee

As explained in Note 19.1 to the consolidated Financial Statements, the Bank has lease arrangements mainly for real properties recognized in the item “Property, plant and equipment”.

NOTES TO THE SEPARATE FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2023

(Translation of Financial Statements originally issued in Spanish – See Note 47)

(Figures stated in thousands of pesos in constant currency)

Set out below are the carrying amounts of lease liabilities and the movements during the fiscal year:

Movements	2023	2022
At the beginning of the fiscal year	6,088,885	8,547,488
Additions	5,027,565	1,945,737
Accretion of interest	837,120	1,200,066
Difference in foreign currency	6,565,118	2,211,464
Payments	(3,623,208)	(3,149,317)
Monetary effects	(6,640,848)	(4,666,553)
At the end of the fiscal year (see Note 18)	8,254,632	6,088,885

The short term leases were recognized as expense for an amount of 39,023 and 43,671 for the years ended December 31, 2023 and 2022, respectively.

The table below shows the maturity of the lease liabilities as of December 31, 2023 and 2022:

Lease liabilities	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 6 months	Over 6 months and up to 12 months	Total up to 12 months	Over 12 months and up to 24 months	Over 24 months	Total over 12 months
Balances as of 12/31/2023	418,280	533,553	705,265	1,240,605	2,897,703	1,700,402	3,656,527	5,356,929
Balances as of 12/31/2022	312,376	511,904	704,784	1,165,505	2,694,569	1,430,105	1,964,211	3,394,316

19.2	The Bank as a lessor

The Bank, as lessor, entered into financial lease contracts, under the usual characteristics of this kind of transactions, without there being any issues that may differentiate them in any aspect from those performed in the Argentine financial market in general. The lease contracts in force do not represent significant balances with respect to the total financing granted by the Bank.

The following table shows the reconciliation between the total gross investment of financial leases and the current value of the minimum payment receivables for such leases:

	12/31/2023		12/31/2022
	Current value of minimum payments	Total gross investment	Current value of minimum payments	Total gross investment
Up to 1 year	459,463	927,859	3,254,319	2,161,580
From 1 to 5 years	966,224	1,546,061	3,587,139	2,157,027
Total	1,425,687	2,473,920	6,841,458	4,318,607

Income for non-accrued interests amounted to 1,048,233 and 2,522,851, for the years ended December 31, 2023 and 2022, respectively.

20.	PROVISIONS

This item includes the amounts estimated to face a liability of probable occurrence, which if occurring, would originate a loss for the Bank.

Exhibit J “Changes in provisions” presents the changes in provisions as of December 31, 2023 and 2022.

NOTES TO THE SEPARATE FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2023

(Translation of Financial Statements originally issued in Spanish – See Note 47)

(Figures stated in thousands of pesos in constant currency)

The expected terms to settle these obligations are as follows:

	12/31/2023
Composition	Within 12 months	Over 12 months	12/31/2023	12/31/2022
For administrative, disciplinary and criminal penalties		500	500	1,559
Letters of credits, guarantees and other commitments (1)	1,368,996		1,368,996	2,137,889
Commercial claims in progress (2)	1,389,344	808,169	2,197,513	1,540,252
Labor lawsuits	330,768	191,490	522,258	829,484
Pension funds - reimbursement	672,027	547,309	1,219,336	1,614,617
Other	1,623	561,480	563,103	2,293,035
Total	3,762,758	2,108,948	5,871,706	8,416,836

(1)	These amounts correspond to the ECL calculated for contingent transactions, which are mentioned in Note 4.

(2)	See also Note 42.2.

21.	OTHER NON-FINANCIAL LIABILITIES

The composition of other non-financial liabilities as of December 31, 2023 and 2022 is as follows:

Composition	12/31/2023	12/31/2022
Salaries, bonuses and payroll taxes payables	39,663,710	33,194,290
Withholdings	36,652,526	49,062,021
Taxes payables	30,775,052	24,013,937
Miscellaneous payables	16,073,589	8,690,787
Directors’ and syndics’ fees payable	16,001,000	1,744,286
Retirement pension payment orders pending settlement	1,447,147	3,503,012
Dividends payable	80,141
Other	681,422	4,576,713
Total	141,374,587	124,785,046

22.	EMPLOYEE BENEFITS PAYABLE

The table below presents the amounts of employee benefits payable as of December 31, 2023 and 2022:

Short-term employee benefits	12/31/2023	12/31/2022
Salaries, bonuses and payroll taxes payables	8,059,101	18,736,360
Vacation accrual	31,604,609	14,457,930
Total short-term employee benefits	39,663,710	33,194,290

The Bank has not long-term employee benefits or post-employment benefits as of December 31, 2023 and 2022.

NOTES TO THE SEPARATE FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2023

(Translation of Financial Statements originally issued in Spanish – See Note 47)

(Figures stated in thousands of pesos in constant currency)

23.	ANALYSIS OF FINANCIAL ASSETS TO BE RECOVERED AND FINANCIAL LIABILITIES TO BE SETTLED

The following tables show the analysis of financial assets and liabilities the Bank expects to recover and settle as of December 31, 2023 and 2022:

12/31/2023	Without due date	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 6 months	Over 6 months and up to 12 months	Total up to 12 months	Over 12 months and up to 24 months	Over 24 months	Total over 12 months
Assets
Cash and deposits in banks	942,229,357
Debt securities at fair value through profit or loss		12,888	238,323,715	472,162,586	815,766,275	1,526,265,464	5,593,992	15,404,743	20,998,735
Derivative financial instruments		46,706		43,498		90,204
Repo transactions		527,509,938				527,509,938
Other financial assets	31,362,970	12,187,091	15,418	2,972,126		15,174,635	26,183	45,146,703	45,172,886
Loans and other financing (1)	509,569	737,437,632	165,434,942	158,488,021	147,793,367	1,209,153,962	113,930,623	205,946,901	319,877,524
Other debt securities		125,252	272,972	42,664,447	54,552,359	97,615,039	236,564,525	25,887,491	262,452,016
Financial assets delivered as guarantee	68,261,533	30,447,899				30,447,899
Equity instruments at fair value through profit or loss	2,620,785
Total assets	1,044,984,214	1,307,767,406	404,047,047	676,330,678	1,018,112,010	3,406,257,141	356,115,323	292,385,838	648,501,161

12/31/2023	Without due date	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 6 months	Over 6 months and up to 12 months	Total up to 12 months	Over 12 months and up to 24 months	Over 24 months	Total over 12 months
Liabilities
Deposits	1,631,798,481	904,549,273	138,012,172	44,635,643	39,978,607	1,127,175,695	190,666	4,301	194,967
Derivative financial instruments		12,751	60,000	2,390		75,141
Repo transactions		23,601,328				23,601,328
Other financial liabilities		246,634,683	949,043	867,337	1,538,818	249,989,881	2,323,920	5,192,107	7,516,027
Financing received from the BCRA and other financial institutions		3,727,364	3,489,226	352,198		7,568,788
Issued corporate bonds			24,316	13,993,374	42,743,289	56,760,979
Subordinated corporate bonds				5,739,589		5,739,589		323,393,320	323,393,320
Total liabilities	1,631,798,481	1,178,525,399	142,534,757	65,590,531	84,260,714	1,470,911,401	2,514,586	328,589,728	331,104,314

(1)     The amounts included in “without due date” are related to the non-performing portfolio.

12/31/2022	Without due date	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 6 months	Over 6 months and up to 12 months	Total up to 12 months	Over 12 months and up to 24 months	Over 24 months	Total over 12 months
Assets
Cash and deposits in banks	747,416,786
Debt securities at fair value through profit or loss		4,012,578	62,078,493	252,428,561	252,691,085	571,210,717	38,103,556	3,339,473	41,443,029
Derivative financial instruments		26,426	48,053	59,112		133,591
Repo transactions		192,852,624				192,852,624
Other financial assets	31,167,453	64,804,623	43,227	2,087,941		66,935,791		36,614,518	36,614,518
Loans and other financing (1)	4,535,346	819,289,141	154,227,903	175,343,260	186,873,034	1,335,733,338	183,431,484	339,688,171	523,119,655
Other debt securities		1,609,955,194	321,187,305	14,872,793	165,761,262	2,111,776,554	42,748,298	117,071,738	159,820,036
Financial assets delivered as guarantee	93,721,310
Equity instruments at fair value through profit or loss	2,198,349
Total assets	879,039,244	2,690,940,586	537,584,981	444,791,667	605,325,381	4,278,642,615	264,283,338	496,713,900	760,997,238

NOTES TO THE SEPARATE FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2023

(Translation of Financial Statements originally issued in Spanish – See Note 47)

(Figures stated in thousands of pesos in constant currency)

12/31/2022	Without due date	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 6 months	Over 6 months and up to 12 months	Total up to 12 months	Over 12 months and up to 24 months	Over 24 months	Total over 12 months
Liabilities
Deposits	1,972,546,769	1,659,543,592	324,005,727	49,846,154	4,581,098	2,037,976,571	19,603	44,789	64,392
Derivative financial instruments		5,340	2,042			7,382
Other financial liabilities		344,308,006	1,108,786	872,911	1,679,766	347,969,469	2,748,148	7,107,542	9,855,690
Financing received from the BCRA and other financial institutions		906,913	1,592,445	4,993,630	132,983	7,625,971
Issued corporate bonds			22,351			22,351	9,331,522		9,331,522
Subordinated corporate bonds				4,431,537		4,431,537		220,636,426	220,636,426
Total liabilities	1,972,546,769	2,004,763,851	326,731,351	60,144,232	6,393,847	2,398,033,281	12,099,273	227,788,757	239,888,030

(1)	The amounts included in “without due date” are related to the non-performing portfolio.

24.	DISCLOSURES BY OPERATING SEGMENT

The Bank has an approach of its banking business that is described in Note 24 to the consolidated Financial Statements.

25.	INCOME TAX

a)	Inflation adjustment and tax rate on income tax

Note 25 to the consolidated Financial Statements are detailed the legal aspects of the inflation adjustment on income tax and the corporate tax rate on tax rate.

b)	The main items of deferred income tax:

Composition	12/31/2023	12/31/2022
Deferred tax assets
Loans and other financing	14,500,578	11,292,255
Provisions and employee benefits	4,763,267	4,764,468
Allowances for contingencies	1,710,376	2,790,085
Leases	1,816,255	1,038,052
Investments in other companies	622,731	194,596
Other	3,242,444	1,630,963
Total deferred tax assets	26,655,651	21,710,419
Deferred tax liabilities
Property, plant and equipment and other non-financial assets	32,798,735	33,974,971
Intangible assets	19,917,122	18,880,518
Result on forward sales	11,963,336	9,632,038
Other	1,939,472	392,928
Total deferred tax liabilities	66,618,665	62,880,455
Net deferred tax liabilities	39,963,014	41,170,036

NOTES TO THE SEPARATE FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2023

(Translation of Financial Statements originally issued in Spanish – See Note 47)

(Figures stated in thousands of pesos in constant currency)

Changes in net deferred tax assets and liabilities as of December 31, 2023 and 2022 are summarized as follows:

Composition	12/31/2023	12/31/2022
Net deferred tax liabilities at beginning of the fiscal year	41,170,036	34,528,011
Loss / (profit) for deferred taxes recognized in the statement of income	(1,207,022)	6,642,025
Net deferred tax liabilities at fiscal year end	39,963,014	41,170,036

The income tax charge shown in the Statement of Income and Other Comprehensive Income differs from the income tax charge that would result if all profits had been taxed at the current tax rate.

The main items of income tax expense are as follows:

Composition	12/31/2023	12/31/2022
Current income tax expense	256,474,910	44,429,935
(Profit) / loss for deferred taxes	(1,207,022)	6,642,025
Income tax loss recorded in the statement of income	255,267,888	51,071,960
Income tax loss / (profit) recorded in other comprehensive income	15,996,059	(7,616,806)
Total	271,263,947	43,455,154

The table below shows the reconciliation between income tax and the amounts obtained by applying the current tax rate in Argentina to the income carrying amount:

Composition	12/31/2023	12/31/2022
Income carrying amount before income tax	842,571,992	185,097,196
Applicable income tax rate	35%	35%
Income tax on income carrying amount	294,900,197	64,784,019
Net permanent differences and other tax effects including the fiscal inflation adjustment	(39,632,309)	(13,712,059)
Total income tax	255,267,888	51,071,960

As of December 31, 2023 and 2022, the effective income tax rate is 30.3% and 27.6%, respectively.

Fiscal years 2019 and 2020

As decided by the Board of Directors in the meeting held on May 11, 2020, considering certain case law on the matter assessed by its legal counsel and tax advisors, on May 26, 2020, the Bank filed with the Administración Federal de Ingresos Públicos (AFIP, for its acronym in Spanish) its annual income tax return considering the total effect of the inflation adjustment on income tax (see section a) iv) of Note 25 to the consolidated Financial Statements). As a result, the current income tax determined by Banco Macro SA for fiscal year 2019 amounted to 7,002,124 (not restated). The same criterion was applied to determine the annual income tax report for 2020, which generated accrued income tax for Banco Macro SA for such fiscal year that amounted to 9,933,210 (not restated).

In addition, on July 23, 2021, the Bank filed a reimbursement action with the AFIP requesting that 254,305 (not restated) paid as income tax for the 2020 tax period be reimbursed.

As to the tax periods mentioned in previous paragraphs, on November 1, 2021, the AFIP notified the beginning of an income tax audit, which is in progress.

NOTES TO THE SEPARATE FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2023

(Translation of Financial Statements originally issued in Spanish – See Note 47)

(Figures stated in thousands of pesos in constant currency)

Along with the filings mentioned in the first paragraph of this section, on December 28, 2021, the Bank filed petitions for declaratory judgment with the Federal Administrative Contentious Court for the periods under analysis. The file 22274/2021, for the fiscal year 2019, is in process in Court No. 12 and the file 22278/2021, for the fiscal year 2020, is in process in Court No. 1.

Fiscal year 2021

On October 17, 2022, the Bank filed a reimbursement action with the AFIP requesting that 382,189 (not restated) paid as income tax for the 2021 tax period be reimbursed.

On January 3, 2023, the AFIP notified the beginning of an income tax audit related to the abovementioned fiscal year, which is in progress.

Fiscal year 2022

On June 30, 2023, the Bank filed a reimbursement action with the AFIP requesting that 654,673 paid as income tax for the 2022 tax period be reimbursed.

Reimbursement actions – Fiscal years 2013 to 2017 and 2018

On October 24, 2019, Banco Macro SA filed with the AFIP-DGI (Argentine tax authorities) two reimbursement actions under the terms established by the first paragraph of section 81, Law No. 11683 requesting the reimbursement of 4,782,766 and 5,015,451 (not restated amounts) paid to tax authorities as income tax during tax periods 2013 through 2017 and 2018, respectively, arising from the impossibility to apply the adjustment for inflation and other adjustment mechanisms set forth by income tax Law (prior to the amendments introduced by Laws No. 27430 and 27468 for periods 2013 through 2017, and as revised in 2019 and amended for the 2018 tax period), plus the related compensatory interest (SIGEA [case and file management system] files No. 19144-14224/2019 and 19144-14222/2019). Since tax authorities have not yet issued a resolution with respect to the abovementioned claims, on August 7, 2020, the Bank filed both reimbursement requests under the terms of section 81, Law No. 11683 with the Federal Contentious and Administrative Trial Courts, which are pending in Courts No. 8 and 2 of such jurisdiction, respectively (cases No. 11285/2020 and 11296/2020). Currently, in connection with the file for the fiscal year 2018, the evidence stage is closed and the process for allegation was delivered.

In connection with the tax periods mentioned in the previous paragraph, on December 19, 2019, the AFIP notified the beginning of the income tax audit for the 2018 tax period, and on May 3, 2021, it notified the beginning of the income tax audit for periods 2013 through 2017. On October 4, 2021, the AFIP ended the audit for periods 2013 through 2017 as the Bank had exercised in due time its right to resort to justice, and that the admission of reimbursement is subject to a court decision.

26.	COMMISSIONS INCOME

Composition	12/31/2023	12/31/2022
Performance obligations satisfied at a point in time
Commissions related to obligations	135,945,357	132,587,866
Commissions related to credit cards	77,614,426	77,162,568
Commissions related to insurance	11,981,164	13,160,484
Commissions related to trading and foreign exchange transactions	4,955,468	4,755,361
Commissions related to securities value	2,202,204	1,900,537
Commissions related to loans and other financing	1,267,260	1,296,684
Commissions related to financial guarantees granted	77,809	32,339
Performance obligations satisfied over certain time period
Commissions related to credit cards	969,952	1,269,694
Commissions related to trading and foreign exchange transactions	178,359	183,793
Commissions related to loans and other financing	74,150	22,379
Commissions related to obligations	3,716	4,893
Total	235,269,865	232,376,598

NOTES TO THE SEPARATE FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2023

(Translation of Financial Statements originally issued in Spanish – See Note 47)

(Figures stated in thousands of pesos in constant currency)

27.	DIFFERENCES IN QUOTED PRICES OF GOLD AND FOREIGN CURRENCY

Composition	12/31/2023	12/31/2022
Translation of foreign currency assets and liabilities into pesos	763,627,705	186,915,180
Income from foreign currency exchange	2,934,749	3,714,639
Total	766,562,454	190,629,819

28.	OTHER OPERATING INCOME

Composition	12/31/2023	12/31/2022
Adjustments and interest from other receivables	19,078,768	11,427,032
Services	10,803,174	12,894,693
Adjustments from other receivables with CER clauses	7,345,651	5,229,772
Other receivables from financial intermediation	5,230,985	2,951,962
Other	9,063,763	20,198,698
Total	51,522,341	52,702,157

29.	EMPLOYEE BENEFITS

Composition	12/31/2023	12/31/2022
Remunerations	175,206,660	164,279,975
Payroll taxes	45,037,333	40,390,274
Compensations and bonuses to employees	29,915,449	23,701,049
Employee services	8,573,227	8,472,797
Total	258,732,669	236,844,095

30.	ADMINISTRATIVE EXPENSES

Composition	12/31/2023	12/31/2022
Taxes	24,737,889	19,591,493
Fees to directors and syndics	24,594,816	5,631,556
Maintenance, conservation and repair expenses	19,986,366	19,127,831
Armored truck, documentation and events	15,387,870	16,380,198
Other fees	14,694,018	11,227,507
Security services	11,602,388	11,715,106
Electricity and communications	10,182,106	10,763,998
Software	9,497,964	7,746,826
Advertising and publicity	8,751,643	7,215,115
Representation, travel and transportation expenses	2,415,701	2,017,872
Hired administrative services	2,411,684	829,598
Insurance	1,116,278	1,259,009
Stationery and office supplies	967,137	838,902
Leases	467,640	540,273
Other	3,323,488	3,605,581
Total	150,136,988	118,490,865

NOTES TO THE SEPARATE FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2023

(Translation of Financial Statements originally issued in Spanish – See Note 47)

(Figures stated in thousands of pesos in constant currency)

31.	OTHER OPERATING EXPENSES

Composition	12/31/2023	12/31/2022
Turnover tax	179,782,114	127,351,476
From credit cards	60,828,326	53,529,578
Deposit guarantee fund contributions	5,570,629	5,957,321
Charges for other provisions	8,031,851	7,390,755
Insurance claims	2,526,245	1,357,839
Other adjustments and interests for miscellaneous obligations	2,021,490	1,200,066
Loss from sale or impairment of investment in properties and other non-financial assets	1,381,674	1,688,836
Donations	1,245,282	1,300,308
Taxes	323,548	2,623,872
Other	38,428,357	27,004,546
Total	300,139,516	229,404,597

32.	ADDITIONAL DISCLOSURES IN THE STATEMENT OF CASH FLOWS

The Statement of cash flows presents the changes in cash and cash equivalents derived from operating activities, investing activities and financing activities during the period. For the preparation of the statement of cash flows the Bank adopted the indirect method for Operating Activities and the direct method for Investment Activities and Financing Activities.

The Bank considers as “Cash and cash equivalents” the item Cash and deposits in banks and those financial assets that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

For the preparation of the Statement of cash flows the Bank considered the following:

-	Operating activities: the normal revenue-producing activities of the Bank as well as other activities that cannot qualify as investing or financing activities.

-	Investing activities: the acquisition, sale and disposal by other means of long-term assets and other investments not included in cash and cash equivalents.

-	Financing activities: activities that result in changes in the size and composition of the shareholders´ equity and liabilities of the Bank and that are not part of the operating or investing activities.

The table below presents the reconciliation between the item “Cash and cash equivalents” in the Statement of cash flows and the relevant accounting items of the Statement of financial position:

Description	12/31/2023	12/31/2022	12/31/2021
Cash and deposits in banks	942,229,357	747,416,786	1,018,050,156
Debt securities at fair value through profit or loss			29,481
Other debt securities		1,530,635,743	806,601,718
Total	942,229,357	2,278,052,529	1,824,681,355

33.	CAPITAL STOCK

The Bank’s subscribed and paid-in capital from December 31, 2020 to December 31, 2023, amounted to 639,413. See also Exhibit K.

NOTES TO THE SEPARATE FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2023

(Translation of Financial Statements originally issued in Spanish – See Note 47)

(Figures stated in thousands of pesos in constant currency)

34.	DEPOSIT GUARANTEE INSURANCE

Note 35 to the consolidated Financial Statements describes the Deposit Guarantee Insurance System and the scope thereof.

Banco Macro SA holds a 7.6859% interest in the capital stock according to the percentages disclosed by BCRA Communiqué “B” 12503 issued on March 22, 2023.

35.	RESTRICTED ASSETS

As of December 31, 2023 and 2022 the following Bank’s assets are restricted:

Composition	12/31/2023	12/31/2022
Debt securities at fair value through profit or loss and other debt securities

• Argentine government discount bonds in dual currency - Maturity: 02/28/2024 as of December 31, 2023 and Argentine government Treasury bonds in pesos adjusted by CER 1.40% - Maturity 03/27/2023, as of December 31, 2022, for the contribution to the Guarantee Fund II in BYMA according to section 45, Law 26831, and supplementary regulations established by CNV standards (NT 2013, as amended).	1,270,908	46,372

• Discount bonds in pesos regulated by Argentine legislation, maturing in 2033, to guarantee the Credit Program for Production Reactivation of the Province of San Juan. Auction No. 2.	948,601

• Discount bonds in pesos regulated by Argentine legislation, maturing in 2033 for the minimum statutory guarantee account required for Agents to act in the new categories contemplated under Resolution No. 622/2013, as amended, of the Argentine Securities Commission (CNV).	273,824	289,160

• Argentine government treasury bonds in pesos adjusted by CER – Maturity 11/09/2026 affected by guarantee of the credit program for the reactivation of production in the Province of San Juan.	236,952

• Discount bonds in pesos regulated by Argentine legislation, maturing in 2033, as of December 31, 2023 and Argentine government Treasury bonds in pesos adjusted by CER 1.40% - Maturity 03/27/2023 as of December 31, 2022, to guarantee the sectoral Credit Program of the Province of San Juan, production investment financing fund.	142,642	259,462

• Discount bonds in pesos regulated by Argentine legislation, maturing in 2033, as of December 31, 2023 and Argentine government Treasury bonds in pesos adjusted by CER 1.40% - Maturity 03/27/2023 as of December 31, 2022, to guarantee the Regional Economies Competitiveness Program – IDB loan No. 3174/OC-AR.	15,046	104,888

Subtotal Debt securities at fair value through profit or loss and Other debt securities	2,887,973	699,882

Other financial assets

• Participations originating from contributions made as a protective partner (1).	8,171,284	7,516,007

• Miscellaneous debtors - embargo blocked within the framework of the claim of the DGR of the CABA for differences in the tax on gross income.	827	2,575

Subtotal Other financial assets	8,172,111	7,518,582

Financial assets delivered as a guarantee

• Special guarantee checking accounts opened in the BCRA for transactions related to the electronic clearing houses and similar entities.	57,193,494	77,305,537

• For securities forward contracts.	30,447,899

• Guarantee deposits related to credit and debit card transactions.	6,757,483	12,591,964

• Other guarantee deposits.	4,310,556	3,823,809

Subtotal Financial assets delivered as guarantee	98,709,432	93,721,310

NOTES TO THE SEPARATE FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2023

(Translation of Financial Statements originally issued in Spanish – See Note 47)

(Figures stated in thousands of pesos in constant currency)

Composition (contd.)	12/31/2023	12/31/2022
Other non-financial assets

• Real property related to a call option sold.	7,440,213	7,648,642

Subtotal Other non-financial assets	7,440,213	7,648,642

Total	117,209,729	109,588,416

(1)	As of December 31, 2023, it corresponds to contributions to the Fintech SGR, Alianza SGR and Innova SGR risk fund, while as of December 31, 2022, it corresponds to Fintech SGR and Garantizar SGR. In order to maintain the tax benefits generated by these contributions, they must remain between two and three years from the date they were made.

36.	TRUST ACTIVITIES

Note 37 to the consolidated Financial Statements describes the different trust agreements according to the business purpose sought by the Bank, which may be summarized as follows:

36.1	Financial trusts for investment purposes

As of December 31, 2023 and 2022, the debt securities with investment purposes and certificate of participation in financial trusts amounted to 728,540 and 2,961,172, respectively.

According to the latest accounting information available as of the date of issuance of these separate Financial Statements, the corpus assets of the trusts exceed the carrying amount in the related proportions.

36.2	Trusts created using financial assets transferred by the Bank (Securitization)

As of December 31, 2023 and 2022, considering the latest available accounting information as of the date of issuance of these separate Financial Statements, the assets managed through Macro Fiducia SAU of this type of trusts amounted to 2,636 and 36,372, respectively.

36.3	Trusts guaranteeing loans granted by the Bank

As of December 31, 2023 and 2022, considering the latest accounting information available as of the date of issuance of these separate Financial Statements, the assets managed by the Bank amounted to 801,979 and 8,474,233 respectively.

36.4	Trusts in which the Bank acts as Trustee (Management)

As of December 31, 2023 and 2022, considering the latest available accounting information as of the date of issuance of these separate Financial Statements, the assets managed by the Bank amounted to 6,919,538 and 12,726,452, respectively.

37.	COMPLIANCE WITH CNV REGULATIONS

Considering Banco Macro SA’s current operations, and according to the different categories of agents established by CNV rules (as per General Resolution 622/2013, as amended), the Bank is registered with this agency as Agent for the Custody of Collective Investment Products of Mutual Funds (AC PIC FCI, for their acronyms in Spanish) – Comprehensive Depositary Company, clearing and settlement agent and trading agent (ALyC and AN – comprehensive, for their acronyms in Spanish) and is registered in the “List of Authorized companies to guarantee capital market instruments”, as described in Note 38.1.1 to the consolidated Financial Statements. Note 38.3 to the mentioned Financial Statements describes the number of shares subscribed by third parties and the assets held by the Bank in its capacity as depositary company.

Additionally, the Bank’s shareholders’ equity as of December 31, 2023 stated in Units of Purchasing Power (UVA, for its acronym in Spanish) amounted to 4,411,229,931 and exceeds the minimum amount required by such regulation for the different categories of agents in which the Bank is registered, amounting to 470,350 UVAs as of that date, and the minimum required statutory guarantee account of 235,175 UVAs, which the Bank paid-in with government securities as described in Note 35 and the cash deposits in BCRA accounts 000285 and 80285 belonging to the Bank.

NOTES TO THE SEPARATE FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2023

(Translation of Financial Statements originally issued in Spanish – See Note 47)

(Figures stated in thousands of pesos in constant currency)

In addition, Note 38.2 to the consolidated Financial Statements presents the general policy of documents in custody, describing which information has been disclosed and delivered to third parties for custody.

38.	ACCOUNTING ITEMS THAT IDENTIFY THE COMPLIANCE WITH MINIMUM CASH REQUIREMENTS

The items recognized by the Bank to constitute the minimum cash requirement effective for December 2023 are described in Note 39 to the consolidated Financial Statements.

39.	PENALTIES APPLIED TO THE ENTITY AND SUMMARY PROCEEDINGS INITIATED BY THE BCRA

Note 40.1 to the consolidated Financial Statements describes the penalties applied and the summary proceedings filed by the BCRA against the Bank, classified as follows:

-  Summary proceedings filed by the BCRA.

-  Penalties applied by the BCRA.

-  Penalties applied by the UIF.

-  Summary proceedings before the CNV and the UIF.

The Bank’s Management and its legal counsel consider no further significant accounting effects, other than those previously mentioned, should be recorded or disclosed.

40.	CORPORATE BONDS ISSUANCE

Note 41.1 to the consolidated Financial Statements describes liabilities for corporate bonds recognized by the Bank. The corporate bonds liabilities recorded by the Bank are as follows:

Corporate Bonds	Original value		Residual face value as of 12/31/2023		12/31/2023	12/31/2022
Subordinated Resettable – Class A	USD	400,000,000	USD	400,000,000	329,132,909	225,067,963
Non-subordinated – Class E	USD	17,000,000	USD	17,000,000	13,760,088	9,353,873
Non-subordinated – Class F	USD	53,000,000	USD	53,000,000	43,000,891
Total					385,893,888	234,421,836

41.	OFF BALANCE SHEET TRANSACTIONS

In addition to Note 4, the Bank recognizes different off balance sheet transactions, pursuant to the BCRA standards. The composition of the amounts of the main off balance sheet transactions as of December 31, 2023 and 2022 is as follows:

Composition	12/31/2023	12/31/2022
Custody of government and private securities and other assets held by third parties	2,340,582,146	1,930,641,616
Preferred and other collaterals received from customers (1)	552,835,926	581,609,452
Outstanding checks not yet paid	79,104,701	62,104,463
Checks already deposited and pending clearance	52,525,871	52,405,298

(1)	Related to collaterals used to secure loans transactions and other financing, under the applicable rules in force on this matter.

NOTES TO THE SEPARATE FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2023

(Translation of Financial Statements originally issued in Spanish – See Note 47)

(Figures stated in thousands of pesos in constant currency)

42.	TAX AND OTHER CLAIMS

42.1	Tax claims

Note 43.1 to the consolidated Financial Statements describes the most relevant claims pending resolution and filed by the AFIP and the tax authorities of the relevant jurisdictions.

The Bank’s Management and its legal counsel consider no further significant accounting effects could arise from the final outcome of the abovementioned proceedings other than those disclosed in these separate Financial Statements.

42.2	Other claims

Note 43.2 to the consolidated Financial Statements describes the most relevant claims pending resolution and filed by the different consumers’ associations.

The Bank’s Management and its legal counsel consider no further significant accounting effects could arise from the final outcome of the above mentioned proceedings other than those disclosed in these separate Financial Statements.

43.	RESTRICTION ON DIVIDENDS DISTRIBUTION

Note 44 to the consolidated Financial Statements describes the main legal provisions regulating the restriction on profit.

44.	CAPITAL MANAGEMENT, CORPORATE GOVERNANCE TRANSPARENCY POLICY AND RISK MANAGEMENT

Note 45 to the consolidated Financial Statements describes the main guidelines of the Bank as to capital management, corporate governance transparency policy and risk management.

Minimum capital:

The table below details the minimum capital requirement of the Entity, effective for the month of December 2023, along with its integration (computable equity liability) at the end of such month:

Concept	12/31/2023
Minimum capital requirement	304,364,286
Computable equity	1,545,602,043
Capital surplus	1,241,237,757

45.	CHANGES IN THE ARGENTINE MACROECONOMIC ENVIRONMENT AND FINANCIAL AND CAPITAL MARKETS

The international and domestic macroeconomics environments in which the Bank operates and its impacts are described in Note 46 to the consolidated Financial Statements.

46.	EVENTS AFTER REPORTING PERIOD

No other significant events occurred between the end of the fiscal year and the issuance of these separate Financial Statements that may materially affect the financial position or the profit and loss for the fiscal year, not disclosed in these separate Financial Statements.

47.	ACCOUNTING PRINCIPLES – EXPLANATION ADDED FOR TRANSLATION INTO ENGLISH

These separate Financial Statements are presented in accordance with the accounting framework established by the BCRA, as mentioned in Note 3. These accounting standards may not conform to accounting principles generally accepted in other countries.

Jorge Pablo Brito
168	Chairperson

EXHIBIT A

DETAIL OF GOVERNMENT AND PRIVATE SECURITIES
AS OF DECEMBER 31, 2023 AND 2022
(Translation of the Financial Statements originally issued in Spanish – See Note 47)
(Figures stated in thousands of pesos in constant currency)

		Holdings				Position
		12/31/2023			12/31/2022	12/31/2023
Name	Identification	Fair Value	Fair value level	Book amounts	Book amounts	Position without options	Options	Final position
DEBT SECURITIES AT FAIR VALUE THROUGH PROFIT OR LOSS

- Local
Government securities
Argentine government discount bonds in dual currency - Maturity: 08-30-2024	9201		1	810,939,571		811,332,071	(811,557,660)	(225,589)
Argentine government discount bonds in dual currency - Maturity: 02-28-2024	9156		1	238,323,715	35,737,886	238,323,715	(198,591,395)	39,732,320
Argentine government discount bonds in dual currency - Maturity: 04-30-2024	9186		1	221,419,794		246,256,156	(536,000,000)	(289,743,844)
Argentine government Treasury bonds tied to the US dollar - Maturity: 04-30-2024	9120		1	183,672,292	255,881	183,672,292	(183,804,771)	(132,479)
Argentine government discount bonds in dual currency - Maturity: 06-30-2024	9230		1	67,029,318		67,029,318	(57,807,600)	9,221,718
Province of Neuquén Treasury bills S01 C01 - Maturity: 04-19-2026	42753		2	9,168,201		9,168,201		9,168,201
Argentine government Treasury bonds in pesos adjusted by CER 4,25% - Maturity 10-14-2024	9179		1	3,409,825		3,409,825		3,409,825
Argentine government Treasury bonds in pesos adjusted by CER - Maturity 11-09-2026	5925		1	2,361,145	3,924,708	2,361,145		2,361,145
Argentine government Treasury bonds in pesos adjusted by CER 4,25% - Maturity 12-13-2024	9200		1	931,553		931,553		931,553
Discount bonds denominated in pesos at 5.83% - Maturity 12-31-2033	45696		1	159,371	202,434	159,371		159,371
Other				96,459	569,319,532	96,459		96,459

Subtotal local government securities (1)				1,537,511,244	609,440,441	1,562,740,106	(1,787,761,426)	(225,021,320)
Private securities
Corporate bonds YPF SA C025 - Maturity: 02-13-2026	57118		1	9,745,939		9,745,939		9,745,939
Utility Company Securities			3	7,016	12,663	7,016		7,016
Corporate bonds Tarjeta Naranja S.A. Class 53 Series 01- Maturity: 04-05-2023	56056				1,353,622
Fiduciary Debt Securities Confibono Financial Trust					1,299,895
Fiduciary Debt Securities Secubono Financial Trust					547,125

Subtotal local private securities (2)				9,752,955	3,213,305	9,752,955		9,752,955
TOTAL DEBT SECURITIES AT FAIR VALUE THROUGH PROFIT OR LOSS				1,547,264,199	612,653,746	1,572,493,061	(1,787,761,426)	(215,268,365)

(1)	In March and June 2023, the Bank entered into voluntary debt swaps under the terms of section 11, Presidential Decree No. 331/2022 issued by the Ministry of Economy. The securities involved in such swap transactions were as follows:

•	Argentine government Treasury bonds in pesos adjusted by CER - Maturity: 05-19-2023 (X19Y3) for a face value of 1,145,882,575.

•	Argentine government discount bonds in dual currency - Maturity: 07-21-2023 (TDL23) for a face value of 344,498,105

•	Argentine government discount bonds in pesos - Maturity: 05-31-2023 (S31Y3) for a face value of 295,000,000

•	Argentine government discount bonds in pesos - Maturity: 04-28-2023 (S28A3) for a face value of 210,000,000

•	Argentine government discount bonds in pesos - Maturity: 03-31-2023 (S31M3) for a face value of 200,000,000

•	Argentine government Treasury bonds in pesos adjusted by CER - Maturity: 06-16-2023 (X16J3) for a face value of 159,305,395.

•	Argentine government discount bonds in dual currency - Maturity: 09-29-2023 (TDS23) for a face value of 120,244,752.

•	Argentine government Treasury bonds in dollar - Maturity: 07-31-2023 (T2V3) for a face value of 3,000,000.

Additionally, with almost all the instruments received, the Bank acquired put options with the BCRA. These options give the Bank the opportunity to sell (put option) the underlying asset at a value determined by the applicable BCRA regulations. In this transaction, the options could be exercised up to one day before the maturity of the underlying instrument. As of December 31, 2023, their notional value amounted to 723,905,521.

(2)	In July 2023, the Bank decided to enter into a swap of the following instrument: Aeropuertos Argentina 2000 US dollars 4% class 3 - Maturity: 09-08-2023 (AER3D) for a total face value of 4,555,434.

Jorge Pablo Brito
169	Chairperson

EXHIBIT A
(continued)

DETAIL OF GOVERNMENT AND PRIVATE SECURITIES
AS OF DECEMBER 31, 2023 AND 2022
(Translation of the Financial Statements originally issued in Spanish – See Note 47)
(Figures stated in thousands of pesos in constant currency)

		Holdings				Position
		12/31/2023			12/31/2022	12/31/2023
Name	Identification	Fair Value	Fair value level	Book amounts	Book amounts	Position without options	Options	Final position
OTHER DEBT SECURITIES

Measured at fair value through other comprehensive income
- Local
Government securities
Argentine government Treasury bonds in pesos adjusted by CER 4.25% - Maturity: 02-14-2025	9180		1	185,296,243		185,296,243	(185,296,243)
Argentine government Treasury bonds in pesos adjusted by CER 3.75% - Maturity: 04-14-2024	9178		1	33,259,200		33,259,200	(33,259,200)
Argentine government Treasury bonds in pesos adjusted by CER 4.25% - Maturity: 10-14-2025	9179		1	2,200,700		2,200,700	(54,288,227)	(52,087,527)
Argentine government US dollar step-up bonds - Maturity: 07-09-2030	5921		1	18,466	12,332	18,466		18,466
Argentine government discount bills in pesos adjusted by CER - Maturity: 02-17-2023	9111				139,942,912
Argentine government Treasury bonds in pesos adjusted by CER - Maturity: 03-25-2023	5492				107,331,180
Argentine government discount bills in pesos adjusted by CER - Maturity: 01-20-2023	9105				41,489,398
Argentine government Treasury bills in pesos - Maturity: 02-28-2023	9141				36,014,359
Argentine government Treasury bills in pesos - Maturity: 10-31-2023	9164				33,420,630
Argentine government Treasury bonds in pesos adjusted by CER - Maturity: 08-13-2023	5497				27,411,038
Other					18,793,075

Subtotal local government securities (3)				220,774,609	404,414,924	220,774,609	(272,843,670)	(52,069,061)
Total Other debt securities measured at fair value through other comprehensive income				220,774,609	404,414,924	220,774,609	(272,843,670)	(52,069,061)
Measured at amortized cost
- Local
Government securities
Argentine government Treasury bonds in pesos - Maturity: 08-23-2025	9196	49,559,040	2	44,964,621		44,964,621		44,964,621
Argentine government Treasury bonds in pesos - Maturity: 05-23-2027	9132	35,323,561	3	35,271,742	126,025,487	40,490,779		40,490,779
Argentine government Treasury bonds in pesos BADLAR x 0.7 - Maturity: 11-23-2027	9166	13,387,029	3	14,081,497	26,159,376	14,081,497		14,081,497
Discount bonds in pesos 5.83% - Maturity: 12-31-2033	45696	2,671,746	1	1,495,118	1,578,864	1,495,118		1,495,118
Province of Río Negro Treasury bills S03 - Maturity: 06-14-2024	42698	104,561	2	250,517		250,517		250,517
Province of Río Negro debt securities in pesos - Maturity: 04-12-2023	42534				623,992
Province of Río Negro Treasury bills S02 in pesos - Maturity: 06-15-2023	42555				619,838

Subtotal local government securities				96,063,495	155,007,557	101,282,532		101,282,532

(3)	In January and March 2023, the Bank entered into voluntary debt swaps under the terms of section 11, Presidential Decree No. 331/2022 issued by the Ministry of Economy. The securities involved in such swap transactions were as follows:

•	Argentine government discount bonds in pesos - Maturity: 06-30-2023 (S3OJ3) for a face value of 26,640,975,851.

•	Argentine government discount Treasury bonds in pesos adjusted by CER - Maturity: 02-17-2023 (X17F3) for a face value of 20,900,000,000.

•	Argentine government discount bills in pesos - Maturity: 02-28-2023 (S28F3) for a face value of 12,893,000,000.

•	Argentine government discount Treasury bonds in pesos adjusted by CER at a discount - Maturity: 06-16-2023 (X16J3) for a face value of 4,516,000,000.

•	Argentine government discount Treasury bonds in pesos adjusted by CER at a discount - Maturity: 05-19-2023 (X19Y3) for a face value of 1,759,369,713.

•	Argentine government discount Treasury bonds in pesos adjusted by CER at a discount - Maturity: 01-20-2023 (X20E3) for a face value of 290,000,000.

Additionally, with almost all the instruments received, the Bank acquired put options with the BCRA that could be exercised up to one day before the maturity of the underlying instrument.

Jorge Pablo Brito
170	Chairperson

EXHIBIT A
(continued)

DETAIL OF GOVERNMENT AND PRIVATE SECURITIES
AS OF DECEMBER 31, 2023 AND 2022
(Translation of the Financial Statements originally issued in Spanish – See Note 47)
(Figures stated in thousands of pesos in constant currency)

		Holdings				Position
		12/31/2023			12/31/2022	12/31/2023
Name	Identification	Fair Value	Fair value level	Book amounts	Book amounts	Position without options	Options	Final position
OTHER DEBT SECURITIES (continued)
BCRA bills
BCRA internal bills at benchmark exchange rate, at zero rate – Maturity: 10-03-2024		10,106,040	1	10,106,040		10,106,040		10,106,040
BCRA internal bills at benchmark exchange rate, at zero rate – Maturity: 11-18-2024		7,276,350	1	7,276,350		7,276,350		7,276,350
BCRA internal bills at benchmark exchange rate, at zero rate – Maturity: 10-19-2024		4,042,417	1	4,042,417		4,042,417		4,042,417
BCRA internal bills at benchmark exchange rate, at zero rate – Maturity: 11-15-2024		3,314,782	1	3,314,782		3,314,782		3,314,782
BCRA internal bills at benchmark exchange rate, at zero rate – Maturity: 08-06-2024		2,263,753	1	2,263,753		2,263,753		2,263,753
BCRA internal bills at benchmark exchange rate, at zero rate – Maturity: 08-08-2024		1,940,360	1	1,940,360		1,940,360		1,940,360
BCRA internal bills at benchmark exchange rate, at zero rate – Maturity: 11-13-2024		1,697,815	1	1,697,815		1,697,815		1,697,815
BCRA internal bills at benchmark exchange rate, at zero rate – Maturity: 11-20-2024		1,455,270	1	1,455,270		1,455,270		1,455,270
BCRA internal bills at benchmark exchange rate, at zero rate – Maturity: 10-18-2024		808,483	1	808,483		808,483		808,483
BCRA internal bills at benchmark exchange rate, at zero rate – Maturity: 08-03-2024		161,697	1	161,697		161,697		161,697
Other					1,670,281,970
Subtotal BCRA bills				33,066,967	1,670,281,970	33,066,967		33,066,967
BCRA notes
BCRA liquidity notes in pesos - Maturity: 01-04-2023					37,698,797
Subtotal BCRA notes					37,698,797
Private securities
Corporate bonds Vista Energy Argentina SAU C20 - Maturity: 07-20-2025 (4)	57081	3,593,566	1	2,579,153		2,579,153		2,579,153
Corporate bonds Vista Energy Argentina SAU C13 - Maturity: 08-08-2024 (4)	56207	2,989,496	1	2,379,207	1,625,295	2,379,207		2,379,207
Corporate bonds Vista Oil y Gas Argentina SAU C15 - Maturity: 01-20-2025 (4)	56637	2,814,318	2	2,194,824	1,499,962	2,194,824		2,194,824
Corporate bonds Volkswagen Financial Services C010 - Maturity: 10-12-2024	57447	1,932,577	2	1,923,729		1,923,729		1,923,729
Fiduciary debt securities Confibono Financial Trust S73 CL.A - Maturity: 05-20-2024	57520	509,579	2	474,426		474,426		474,426
Corporate bonds SME Liliana SRL Guaranteed S01 - Maturity: 04-18-2025	57457	442,248	2	420,072		420,072		420,072
Fiduciary debt securities Secubono Financial Trust S230 CL.A - Maturity: 06-28-2024	57480	83,309	2	77,380		77,380		77,380
Fiduciary debt securities Moni Mobile Financial Trust S09 CL.A - Maturity: 09-16-2024	57474	59,217	2	55,448		55,448		55,448
Fiduciary debt securities Supercanal II Financial Trust CL.A - Maturity: 03-21-2024	56949	24,873	2	24,852		24,852		24,852
Fiduciary debt securities Secubono Financial Trust S229 CL.A - Maturity: 04-29-2024	57424	20,118	2	19,610		19,610		19,610
Other				13,283	1,068,085	13,283		13,283
Subtotal local private securities				10,161,984	4,193,342	10,161,984		10,161,984
Total Other debt securities measured at amortized cost				139,292,446	1,867,181,666	144,511,483		144,511,483
TOTAL OTHER DEBT SECURITIES				360,067,055	2,271,596,590	365,286,092	(272,843,670)	92,442,422

(4)	Fair value obtained from the use of quotes in pesos.

Jorge Pablo Brito
171	Chairperson

EXHIBIT A
(continued)

DETAIL OF GOVERNMENT AND PRIVATE SECURITIES
AS OF DECEMBER 31, 2023 AND 2022
(Translation of the Financial Statements originally issued in Spanish – See Note 47)
(Figures stated in thousands of pesos in constant currency)

		Holdings				Position
		12/31/2023			12/31/2022	12/31/2023
Name	Identification	Fair Value	Fair value level	Book amounts	Book amounts	Position without options	Options	Final position
EQUITY INSTRUMENTS
Measured at fair value through profit or loss
- Local
Mercado Abierto Electrónico SA			3	1,669,450	1,440,372	1,669,450		1,669,450
Matba Rofex SA	30023		1	417,590		417,590		417,590
C.O.E.L.S.A			3	242,424	272,678	242,424		242,424
AC Inversora SA			3	39,182	60,983	39,182		39,182
Sedesa			3	37,638	66,301	37,638		37,638
Mercado a Término Rosario SA			3	25,702		25,702		25,702
Provincanje SA			3	15,290	45,173	15,290		15,290
Argencontrol SA			3	856	1,489	856		856
San Juan Tennis Club SA			3	437	1,361	437		437
Garantizar SGR			3	10	31	10		10
Other					227,119
Subtotal local				2,448,579	2,115,507	2,448,579		2,448,579
- Foreign
Banco Latinoamericano de Comercio Exterior SA	80033		1	146,084	65,260	146,084		146,084
Sociedad de Telecomunicaciones Financieras Interbancarias Mundiales	80034		3	26,122	17,582	26,122		26,122
Subtotal foreign				172,206	82,842	172,206		172,206
Total measured at fair value through profit or loss				2,620,785	2,198,349	2,620,785		2,620,785
TOTAL EQUITY INSTRUMENTS				2,620,785	2,198,349	2,620,785		2,620,785
TOTAL GOVERNMENT AND PRIVATE SECURITIES				1,909,952,039	2,886,448,685	1,940,399,938	(2,060,605,096)	(120,205,158)

Jorge Pablo Brito
172	Chairperson

EXHIBIT B

CLASSIFICATION OF LOANS AND OTHER FINANCING
BY SITUATION AND COLLATERAL RECEIVED
AS OF DECEMBER 31, 2023 AND 2022
(Translation of the Financial Statements originally issued in Spanish – See Note 47)
(Figures stated in thousands of pesos in constant currency)

COMMERCIAL	12/31/2023	12/31/2022
In normal situation	468,841,260	344,571,142
With senior “A” collateral and counter-collateral	51,430,854	44,845,771
With senior “B” collateral and counter-collateral	56,030,948	57,182,528
Without senior collateral or counter-collateral	361,379,458	242,542,843

Troubled	4,760,003	4,361,616
With senior “A” collateral and counter-collateral		223,697
With senior “B” collateral and counter-collateral	3,645,115	2,882,143
Without senior collateral or counter-collateral	1,114,888	1,255,776

With high risk of insolvency	2,823,438	2,510,811
With senior “A” collateral and counter-collateral		271,164
With senior “B” collateral and counter-collateral	2,712,461	1,850,587
Without senior collateral or counter-collateral	110,977	389,060

Irrecoverable	241,077
Without senior collateral or counter-collateral	241,077

Subtotal commercial	476,665,778	351,443,569

Jorge Pablo Brito
173	Chairperson

EXHIBIT B
(continued)

CLASSIFICATION OF LOANS AND OTHER FINANCING
BY SITUATION AND COLLATERAL RECEIVED
AS OF DECEMBER 31, 2023 AND 2022
(Translation of the Financial Statements originally issued in Spanish – See Note 47)
(Figures stated in thousands of pesos in constant currency)

CONSUMER AND MORTGAGE	12/31/2023	12/31/2022
Performing	1,159,651,245	1,542,284,232
With senior “A” collateral and counter-collateral	88,169,935	101,351,012
With senior “B” collateral and counter-collateral	64,461,817	92,088,624
Without senior collateral or counter-collateral	1,007,019,493	1,348,844,596

Low risk	9,850,889	12,013,183
With senior “A” collateral and counter-collateral	254,286	184,908
With senior “B” collateral and counter-collateral	161,470	263,342
Without senior collateral or counter-collateral	9,435,133	11,564,933

Low risk - in special treatment	77,517	91,510
Without senior collateral or counter-collateral	77,517	91,510

Medium risk	6,584,404	8,229,321
With senior “A” collateral and counter-collateral	128,788	57,262
With senior “B” collateral and counter-collateral	159,029	212,386
Without senior collateral or counter-collateral	6,296,587	7,959,673

High risk	6,166,461	6,267,923
With senior “A” collateral and counter-collateral	181,172	70,711
With senior “B” collateral and counter-collateral	85,209	243,652
Without senior collateral or counter-collateral	5,900,080	5,953,560

Irrecoverable	3,024,809	2,798,253
With senior “A” collateral and counter-collateral	3,381	95,524
With senior “B” collateral and counter-collateral	319,172	444,457
Without senior collateral or counter-collateral	2,702,256	2,258,272

Subtotal consumer and mortgage	1,185,355,325	1,571,684,422
Total	1,662,021,103	1,923,127,991

Jorge Pablo Brito
174	Chairperson

EXHIBIT B
(continued)

CLASSIFICATION OF LOANS AND OTHER FINANCING
BY SITUATION AND COLLATERAL RECEIVED
AS OF DECEMBER 31, 2023 AND 2022
(Translation of the Financial Statements originally issued in Spanish – See Note 47)
(Figures stated in thousands of pesos in constant currency)

This exhibit discloses the contractual figures as established by the BCRA. The reconciliation with the separate Statements of financial position is listed below:

	12/31/2023	12/31/2022
Loans and other financing	1,529,541,055	1,863,388,339
Added:
Allowances for loans and other financing	36,048,676	34,223,311
Adjustment amortized cost and fair value	10,671,922	5,253,782
Debt securities of financial trust - Measured at amortized cost	665,139	960,269
Corporate bonds	9,505,351	3,235,550
Subtract:
Interest and other accrued items receivable from financial assets with impaired credit value	(534,679)	(487,796)
Guarantees provided and contingent liabilities	76,123,639	16,554,536
Total computable items	1,662,021,103	1,923,127,991

Jorge Pablo Brito
175	Chairperson

EXHIBIT C

CONCENTRATION OF LOANS AND FINANCING FACILITIES
AS OF DECEMBER 31, 2023 AND 2022
(Translation of the Financial Statements originally issued in Spanish – See Note 47)
(Figures stated in thousands of pesos in constant currency)

	12/31/2023		12/31/2022
Number of customers	Cut off balance	% of total portfolio	Cut off balance	% of total portfolio
10 largest customers	130,309,016	7.84	69,942,347	3.64
50 next largest customers	141,937,221	8.54	125,786,927	6.54
100 next largest customers	106,276,461	6.39	99,748,854	5.19
Other customers	1,283,498,405	77.23	1,627,649,863	84.63
Total (1)	1,662,021,103	100.00	1,923,127,991	100.00

(1)	See reconciliation in Exhibit B.

Jorge Pablo Brito
176	Chairperson

EXHIBIT D

BREAKDOWN OF LOANS AND OTHER FINANCING BY TERMS
AS OF DECEMBER 31, 2023
(Translation of the Financial Statements originally issued in Spanish – See Note 47)
(Figures stated in thousands of pesos in constant currency)

		Remaining terms to maturity
Item	Matured	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 6 months	Over 6 months and up to 12 months	Over 12 months and up to 24 months	Over 24 months	Total
Non-financial government sector	108	3,150,812	1,417,310	109,219	182,011	210,063		5,069,523
Financial sector		3,680,388	373,548	2,612,404	3,906,930	2,134,507	696,963	13,404,740
Non-financial private sector and foreign residents	7,780,537	760,811,783	234,885,827	260,646,428	283,675,462	265,751,343	302,495,773	2,116,047,153
Total	7,780,645	767,642,983	236,676,685	263,368,051	287,764,403	268,095,913	303,192,736	2,134,521,416

BREAKDOWN OF LOANS AND OTHER FINANCING BY TERMS
AS OF DECEMBER 31, 2022
(Translation of the Financial Statements originally issued in Spanish – See Note 47)
(Figures stated in thousands of pesos in constant currency)

		Remaining terms to maturity
Item	Matured	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 6 months	Over 6 months and up to 12 months	Over 12 months and up to 24 months	Over 24 months	Total
Non-financial government sector	336	4,217,929	1,789,856	323,992	582,295	911,524	538,439	8,364,371
Financial sector		152,957	206,005	1,739,788	633,749	952,101	290,873	3,975,473
Non-financial private sector and foreign residents	10,802,675	837,550,676	220,180,192	269,516,321	336,502,036	372,457,263	469,715,232	2,516,724,395
Total	10,803,011	841,921,562	222,176,053	271,580,101	337,718,080	374,320,888	470,544,544	2,529,064,239

This exhibit discloses the contractual future cash flows that include interest and charges to be accrued until maturity of the contracts.

Jorge Pablo Brito
177	Chairperson

EXHIBIT E

DETAILED INFORMATION ON INTERESTS IN OTHER COMPANIES
AS OF DECEMBER 31, 2023 AND 2022
(Translation of the Financial Statements originally issued in Spanish – See Note 47)
(Figures stated in thousands of pesos in constant currency)

							Information of the issuer
	Shares of interest							Data from latest Financial Statements
Detail	Class	Unit face value	Votes per share	Number	Amount 12/31/2023	Amount 12/31/2022	Main business activity	Year-end date period / year	Capital stock	Shareholders' equity	Income for the period / year
In financial entities - Controlled Local
Banco BMA SAU	Common	1	1	729,166,165	206,940,497
	Preferred	1		14,565,089	4,133,635		Banking entity	12/31/2023	743,731	208,654,470	36,952,377
Subtotal local					211,074,132
Foreign Macro Bank Limited	Common	1	1	39,816,899	27,378,391	15,444,278	Banking entity	12/31/2023	86,501	27,378,391	2,692,880
Subtotal foreign					27,378,391	15,444,278
Total in controlled financial entities					238,452,523	15,444,278
Total in financial entities					238,452,523	15,444,278

In complementary service companies- Controlled Local
Macro Securities SAU	Common	1	1	12,885,683	55,519,112	31,113,785	Stock market services	12/31/2023	12,886	55,765,999	24,418,915
Macro Fondos SGFCISA	Common	1	1	327,183	1,894,936	1,577,277	Managing Partner of FCI	12/31/2023	1,713	10,075,495	7,277,319
Macro Fiducia SAU	Common	1	1	47,387,236	603,196	600,285	Services	12/31/2023	47,387	606,291	3,099
Argenpay SAU	Common	1	1	1,001,200,000	6,939,087	2,917,451	Electronic payment services	12/31/2023	1,001,200	6,941,367	2,225,560
Fintech SGR	Common	1	1	119,993	155,289	226,362	Mutual guarantee company	12/31/2023	480	621,172	458,606
Comercio Interior SAU	Common	1	1	615,519	1,113,649		Grain brokerage	12/31/2023	616	784,395	471,291
BMA Asset Management SA	Common	10	1	11,950	944,217		Managing Partner of FCI	12/31/2023	920	7,265,343	4,262,373
BMA Valores SA	Common	1	1	6,814,535	342,067		Stock market services	12/31/2023	52,420	2,631,283	209,980
Subtotal local					67,511,553	36,435,160
Total in controlled complementary services companies					67,511,553	36,435,160
- Associates and joint ventures Local
Uniones Transitorias de Empresas					828,510	2,001,553	Management of tax services
Play Digital SA	Common	1	1	363,140,823	667,249	1,317,127	Electronic, technological and computer services	09/30/2023	3,841,024	6,509,910	(5,100,463)
Finova SA	Common	1	1	225,000	94,550	219,019	Informatics services	09/30/2023	450	189,101	87,454
Alianza SGR	Common	1	1	299,781	3,010		Mutual guarantee company	12/31/2023	1,200	12,048	(23,910)
Subtotal local					1,593,319	3,537,699
Total in complementary services associates companies and joint ventures					1,593,319	3,537,699
Total in complementary services companies					69,104,872	39,972,859

In other associates - Associates and joint ventures Local
Macro Warrants SA	Common	1	1	50,000	11,581	17,326	Issue of warrants	09/30/2023	1,000	231,617	(33,539)
Subtotal local					11,581	17,326
Total in other associates and joint ventures					11,581	17,326
Total investments in other companies					307,568,976	55,434,463

Jorge Pablo Brito
178	Chairperson

EXHIBIT F

CHANGE OF PROPERTY, PLANT AND EQUIPMENT
AS OF DECEMBER 31, 2023
(Translation of the Financial Statements originally issued in Spanish – See Note 47)
(Figures stated in thousands of pesos in constant currency)

						Depreciation for the fiscal year
Item	Original value at beginning of fiscal year	Total life estimated in years	Increases	Decreases	Transfers	Accumulated	Transfers	Decreases	For the fiscal year	At the end	Residual value at the end of the fiscal year
Cost
Real property	296,471,464	50	1,698,607	159,009	1,333,037	35,289,527	(143,510)	27,456	6,710,448	41,829,009	257,515,090
Furniture and facilities	45,557,646	10	1,552,327		1,790,289	22,976,151	1,852		3,876,712	26,854,715	22,045,547
Machinery and equipment	66,760,792	5	8,605,925		358,865	47,673,071	1,218		8,513,517	56,187,806	19,537,776
Vehicles	8,753,032	5	2,298,620	826,096	(9,130)	6,957,805	6,751	669,916	995,975	7,290,615	2,925,811
Work in progress	4,037,144		8,985,716		(4,500,626)						8,522,234
Right of use real property	25,179,461	5	3,438,156	1,207,680	4,327	16,878,702	(690)	592,529	3,867,906	20,153,389	7,260,875
Right of use furniture		5	2,491,606						428,471	428,471	2,063,135
Total property, plant and equipment	446,759,539		29,070,957	2,192,785	(1,023,238)	129,775,256	(134,379)	1,289,901	24,393,029	152,744,005	319,870,468

CHANGE OF PROPERTY, PLANT AND EQUIPMENT
AS OF DECEMBER 31, 2022
(Translation of the Financial Statements originally issued in Spanish – See Note 47)
(Figures stated in thousands of pesos in constant currency)

						Depreciation for the fiscal year
Item	Original value at beginning of fiscal year	Total life estimated in years	Increases	Decreases	Transfers	Accumulated	Transfers	Decreases	For the fiscal year	At the end	Residual value at the end of the fiscal year
Cost
Real property	290,736,623	50	1,854,495	380,457	4,260,803	29,224,299	(244,540)	65,389	6,375,157	35,289,527	261,181,937
Furniture and facilities	39,627,553	10	1,288,068	3,681	4,645,706	19,417,289	14	197	3,559,045	22,976,151	22,581,495
Machinery and equipment	56,952,187	5	6,533,099	928	3,276,434	39,306,485	(4,781)	221	8,371,588	47,673,071	19,087,721
Vehicles	7,930,173	5	1,401,175	549,642	(28,674)	6,527,048	(2,177)	359,190	792,124	6,957,805	1,795,227
Work in progress	9,621,931		8,438,425		(14,023,212)						4,037,144
Right of use real property	22,778,336	5	2,665,553	264,428		12,734,509		150,748	4,294,941	16,878,702	8,300,759
Total property, plant and equipment	427,646,803		22,180,815	1,199,136	(1,868,943)	107,209,630	(251,484)	575,745	23,392,855	129,775,256	316,984,283

Jorge Pablo Brito
179	Chairperson

EXHIBIT F
(continued)

CHANGE IN INVESTMENT PROPERTY
AS OF DECEMBER 31, 2023
(Translation of the Financial Statements originally issued in Spanish – See Note 47)
(Figures stated in thousands of pesos in constant currency)

						Depreciation for the fiscal year
Item	Original value at beginning of fiscal year	Total life estimated in years	Increases	Decreases	Transfers	Accumulated	Transfers	Decreases	For the fiscal year	At the end	Residual value at the end of the fiscal year
Cost
Leased properties	1,235,102	50			(1)	186,723	3,543		23,135	213,401	1,021,700
Other investment properties	23,851,760	50	1,125,510	111,839	1,282,421	122,420	214,847	1,492	19,708	355,483	25,792,369
Total investment property	25,086,862		1,125,510	111,839	1,282,420	309,143	218,390	1,492	42,843	568,884	26,814,069

CHANGE IN INVESTMENT PROPERTY
AS OF DECEMBER 31, 2022
(Translation of the Financial Statements originally issued in Spanish – See Note 47)
(Figures stated in thousands of pesos in constant currency)

						Depreciation for the fiscal year
Item	Original value at beginning of fiscal year	Total life estimated in years	Increases	Decreases	Transfers (1)	Accumulated	Transfers (1)	Decreases	For the fiscal year	At the end	Residual value at the end of the fiscal year
Cost
Leased properties	1,401,299	50	3,602		(169,799)	50,624	119,697		16,402	186,723	1,048,379
Other investment properties	1,543,556	50	30,743,496	62,216	(8,373,076)	120,034	(17,750)		20,136	122,420	23,729,340
Total investment property	2,944,855		30,747,098	62,216	(8,542,875)	170,658	101,947		36,538	309,143	24,777,719

(1) During the fiscal year 2022, under this item transfers were made to Non-current assets held for sale.

Jorge Pablo Brito
180	Chairperson

EXHIBIT G

CHANGE IN INTANGIBLE ASSETS
AS OF DECEMBER 31, 2023
(Translation of the Financial Statements originally issued in Spanish – See Note 47)
(Figures stated in thousands of pesos in constant currency)

						Depreciation for the fiscal year
Item	Original value at beginning of fiscal year	Useful life estimated in years	Increases	Decreases	Transfers	Accumulated	Transfers	Decreases	For the fiscal year	At the end	Residual value at the end of the fiscal year
Cost
Licenses	34,758,597	5	4,225,829		(464)	24,340,446	(1,045)		5,800,421	30,139,822	8,844,140
Other intangible assets	120,532,966	5	24,224,720		(5,188)	77,006,776	1,099		19,682,700	96,690,575	48,061,923
Total intangible assets	155,291,563		28,450,549		(5,652)	101,347,222	54		25,483,121	126,830,397	56,906,063

CHANGE IN INTANGIBLE ASSETS
AS OF DECEMBER 31, 2022
(Translation of the Financial Statements originally issued in Spanish – See Note 47)
(Figures stated in thousands of pesos in constant currency)

						Depreciation for the fiscal year
Item	Original value at beginning of fiscal year	Useful life estimated in years	Increases	Decreases	Transfers	Accumulated	Transfers	Decreases	For the fiscal year	At the end	Residual value at the end of the fiscal year
Cost
Licenses	30,393,599	5	4,084,757		280,241	18,592,344	10,512		5,737,590	24,340,446	10,418,151
Other intangible assets	98,407,326	5	22,478,024	104,018	(248,366)	59,379,956	(4,145)	4,090	17,635,055	77,006,776	43,526,190
Total intangible assets	128,800,925		26,562,781	104,018	31,875	77,972,300	6,367	4,090	23,372,645	101,347,222	53,944,341

Jorge Pablo Brito
181	Chairperson

EXHIBIT H

DEPOSIT CONCENTRATION
AS OF DECEMBER 31, 2023 AND 2022
(Translation of the Financial Statements originally issued in Spanish – See Note 47)
(Figures stated in thousands of pesos in constant currency)

	12/31/2023		12/31/2022
Number of customers	Outstanding balance	% of total portfolio	Outstanding balance	% of total portfolio
10 largest customers	275,006,006	9.97	478,468,954	11.93
50 next largest customers	248,575,934	9.01	416,558,701	10.39
100 next largest customers	122,383,161	4.44	193,867,339	4.83
Other customers	2,113,204,042	76.58	2,921,692,738	72.85
Total	2,759,169,143	100.00	4,010,587,732	100.00

Jorge Pablo Brito
182	Chairperson

EXHIBIT I

BREAKDOWN OF FINANCIAL LIABILITIES FOR RESIDUAL TERMS
AS OF DECEMBER 31, 2023
(Translation of the Financial Statements originally issued in Spanish – See Note 47)
(Figures stated in thousands of pesos in constant currency)

	Remaining terms to maturity
Item	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 6 months	Over 6 months and up to 12 months	Over 12 months and up to 24 months	Over 24 months	Total
Deposits	2,572,513,785	152,639,583	61,598,258	64,924,107	471,058	14,738	2,852,161,529
From the non-financial government sector	181,982,996	6,107,881	5,078,026		1,697		193,170,600
From the financial sector	7,422,510						7,422,510
From the non-financial private sector and foreign residents	2,383,108,279	146,531,702	56,520,232	64,924,107	469,361	14,738	2,651,568,419
Derivative instruments	12,751	60,000	2,390				75,141
Repo transactions	23,664,841						23,664,841
Other financial institutions	23,664,841						23,664,841
Other financial liabilities	238,412,416	1,139,456	1,081,290	2,141,131	3,781,530	12,574,127	259,129,950
Financing received from the Central Bank of Argentina and other financial institutions	3,730,853	3,521,561	363,439				7,615,853
Issued corporate bonds		50,232	14,861,662	43,929,660			58,841,554
Subordinated corporate bonds			10,741,509	10,741,509	21,483,018	344,876,338	387,842,374
Total	2,838,334,646	157,410,832	88,648,548	121,736,407	25,735,606	357,465,203	3,589,331,242

This exhibit discloses contractual future cash flows that include interests and charges to be accrued until maturity of the contracts.

Jorge Pablo Brito
183	Chairperson

EXHIBIT I

(continued)

BREAKDOWN OF FINANCIAL LIABILITIES FOR RESIDUAL TERMS

AS OF DECEMBER 31, 2022

(Translation of the Financial Statements originally issued in Spanish – See Note 47)

(Figures stated in thousands of pesos in constant currency)

	Remaining terms to maturity
Item	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 6 months	Over 6 months and up to 12 months	Over 12 months and up to 24 months	Over 24 months	Total
Deposits	3,672,515,504	353,567,988	61,513,880	5,923,453	38,288	114,723	4,093,673,836
From the non-financial government sector	335,668,445	10,541,024	3,175,414	14,004			349,398,887
From the financial sector	5,148,961						5,148,961
From the non-financial private sector and foreign residents	3,331,698,098	343,026,964	58,338,466	5,909,449	38,288	114,723	3,739,125,988
Derivative instruments	5,339	2,043					7,382
Other financial liabilities	344,403,806	1,316,940	1,192,467	2,291,163	3,816,681	8,815,941	361,836,998
Financing received from the Central Bank of Argentina and other financial institutions	909,033	1,611,404	5,035,125	140,037			7,695,599
Issued corporate bonds		34,270	33,152	68,541	9,444,844		9,580,807
Subordinated corporate bonds			7,328,440	7,328,440	14,656,877	249,950,181	279,263,938
Total	4,017,833,682	356,532,645	75,103,064	15,751,634	27,956,690	258,880,845	4,752,058,560

This exhibit discloses contractual future cash flows that include interests and charges to be accrued until maturity of the contracts.

Jorge Pablo Brito
184	Chairperson

EXHIBIT J

CHANGES IN PROVISIONS

AS OF DECEMBER 31, 2023

(Translation of the Financial Statements originally issued in Spanish – See Note 47)

(Figures stated in thousands of pesos in constant currency)

			Decreases
Item	Amounts at beginning of fiscal year	Increases	Reversals	Charge off	Monetary effects generated by provisions	12/31/2023
Provisions for eventual commitments	2,137,889	1,025,345			(1,794,238)	1,368,996
For administrative, disciplinary and criminal penalties	1,559				(1,059)	500
Other	6,277,388	7,006,506	56,218	2,980,963	(5,744,503)	4,502,210
Total provisions	8,416,836	8,031,851	56,218	2,980,963	(7,539,800)	5,871,706

CHANGES IN PROVISIONS

AS OF DECEMBER 31, 2022

(Translation of the Financial Statements originally issued in Spanish – See Note 47)

(Figures stated in thousands of pesos in constant currency)

			Decreases
Item	Amounts at beginning of fiscal year	Increases	Reversals	Charge off	Monetary effects generated by provisions	12/31/2022
Provisions for eventual commitments	2,019,632	1,622,792			(1,504,535)	2,137,889
For administrative, disciplinary and criminal penalties	3,026				(1,467)	1,559
Other	7,885,641	7,350,830		3,654,475	(5,304,608)	6,277,388
Total provisions	9,908,299	8,973,622		3,654,475	(6,810,610)	8,416,836

Jorge Pablo Brito
185	Chairperson

EXHIBIT K

COMPOSITION OF CAPITAL STOCK

AS OF DECEMBER 31, 2023

(Translation of the Financial Statements originally issued in Spanish – See Note 47)

(Figures stated in thousands of pesos in constant currency)

Shares				Capital Stock
Class	Stock number	Face value	Votes per share	Issued outstanding	Paid in
Registered common stock A	11,235,670	1	5	11,236	11,236
Registered common stock B	628,177,738	1	1	628,177	628,177
Total	639,413,408			639,413	639,413

COMPOSITION OF CAPITAL STOCK

AS OF DECEMBER 31, 2022

(Translation of the Financial Statements originally issued in Spanish – See Note 47)

(Figures stated in thousands of pesos in constant currency)

Shares				Capital Stock
Class	Stock number	Face value	Votes per share	Issued outstanding	Paid in
Registered common stock A	11,235,670	1	5	11,236	11,236
Registered common stock B	628,177,738	1	1	628,177	628,177
Total	639,413,408			639,413	639,413

Jorge Pablo Brito
186	Chairperson

EXHIBIT L

FOREIGN CURRENCY AMOUNTS

AS OF DECEMBER 31, 2023 AND 2022

(Translation of the Financial Statements originally issued in Spanish – See Note 47)

(Figures stated in thousands of pesos in constant currency)

	12/31/2023					12/31/2022
		Total per currency
Item	Total parent company and local branches	US dollar	Euro	Real	Other	Total
Assets
Cash and deposits in banks	867,323,227	860,162,125	3,847,264	194,778	3,119,060	624,552,402
Debt securities at fair value through profit or loss (1)	1,540,298,907	1,540,298,907				527,881,962
Other financial assets	51,854,590	51,852,887	1,703			41,037,108
Loans and other financing	129,719,222	127,098,824	138,612		2,481,786	106,509,995
From the non-financial private sector and foreign residents	129,719,222	127,098,824	138,612		2,481,786	106,509,995
Other debt securities	40,238,617	40,238,617				142,783,816
Financial assets delivered as guarantee	44,137,360	44,137,360				13,667,552
Equity instruments at fair value through profit or loss	172,206	172,206				82,842
Investments in subsidiaries, associates and joint ventures	27,378,391	27,378,391				15,444,278
Total assets	2,701,122,520	2,691,339,317	3,987,579	194,778	5,600,846	1,471,959,955

Liabilities
Deposits	727,814,950	727,814,950				507,653,089
Non-financial government sector	34,333,538	34,333,538				19,192,347
Financial sector	7,106,029	7,106,029				4,357,526
Non-financial private sector and foreign residents	686,375,383	686,375,383				484,103,216
Other financial liabilities	40,791,969	39,082,582	1,612,752		96,635	24,602,576
Financing from the Central Bank and other financial institutions	7,489,907	4,868,719	139,402		2,481,786	7,464,958
Issued corporate bonds	56,760,979	56,760,979				9,353,873
Subordinated corporate bonds	329,132,909	329,132,909				225,067,963
Other non-financial liabilities	3,667,627	3,667,627				44,182
Total liabilities	1,165,658,341	1,161,327,766	1,752,154		2,578,421	774,186,641

(1)	Mainly including Argentine government discount bonds in dual currency for 1,337,712,398 and Argentine government Treasury bonds tied to the US dollar for 183,672,370.

Jorge Pablo Brito
187	Chairperson

EXHIBIT N

CREDIT ASSISTANCE TO RELATED PARTIES

AS OF DECEMBER 31, 2023 AND 2022

(Translation of the Financial Statements originally issued in Spanish – See Note 47)

(Figures stated in thousands of pesos in constant currency)

		Troubled / Medium risk
Item	In normal situation	Matured	12/31/2023	12/31/2022
Loans and other financing
Overdrafts	1,407,338		1,407,338	1,028,853
Without senior collateral or counter-collateral	1,407,338		1,407,338	1,028,853
Documents	11,540,353		11,540,353
With senior “A” collateral and counter-collateral	1,284,488		1,284,488
Without senior collateral or counter-collateral	10,255,865		10,255,865
Mortgage and pledge	1,194,850		1,194,850	1,601,146
With senior “B” collateral and counter-collateral	409,840		409,840	697,204
Without senior collateral or counter-collateral	785,010		785,010	903,942
Personal	18,457		18,457	9,654
Without senior collateral or counter-collateral	18,457		18,457	9,654
Credit cards	776,138		776,138	778,961
Without senior collateral or counter-collateral	776,138		776,138	778,961
Other	5,460,634		5,460,634	11,318,316
With senior “A” collateral and counter-collateral	39,490		39,490
With senior “B” collateral and counter-collateral	77,678		77,678	175,671
Without senior collateral or counter-collateral	5,343,466		5,343,466	11,142,645
Total loans and other financial	20,397,770		20,397,770	14,736,930
Eventual commitments	8,912,066		8,912,066	27,419
Total	29,309,836		29,309,836	14,764,349
Allowances	176,272		176,272	173,737

Jorge Pablo Brito
188	Chairperson

EXHIBIT O

DERIVATIVE FINANCIAL INSTRUMENTS8

AS OF DECEMBER 31, 2023

(Translation of the Financial Statements originally issued in Spanish – See Note 47)

(Figures stated in thousands of pesos in constant currency)

Type of contract	Purpose of the transactions performed	Underlying asset	Type of settlement	Negotiation environment or counter-party	Originally agreed weighted average term (months)	Residual weighted average term (months)	Weighted daily average term settlement of differences (days)	Amount (1)
Futures (2)	Intermediation - own account	Foreign currency	Daily settlement of differences	ROFEX (over-the-counter electronic market)	2	2	1	5,808,878
Forward (2)	Intermediation - own account	Foreign currency	Maturity settlement of differences	Over The Counter - Residents in Argentina – Non-financial sector	3	2	30	5,808,878
Repo transactions	Intermediation - own account	Local government securities	With delivery of underlying asset	Other local markets	1	1		612,197,295
Options	Intermediation - own account	Other	With delivery of underlying asset	Over The Counter – Residents in Argentina – Non-financial sector	30	10		11,093,753
Options (3)	Intermediation - own account	Local government securities	With delivery of underlying asset	Over The Counter – Residents in Argentina - financial sector	13	7		2,060,605,096

(1)	Related to the valuation of the underlying traded, disclosed in absolute values.
(2)	Related to compensated operations forward (OCT).
(3)	See Exhibit A.

Jorge Pablo Brito
189	Chairperson

EXHIBIT P

CATEGORIES OF FINANCIAL ASSETS AND LIABILITIES

AS OF DECEMBER 31, 2023

(Translation of the Financial Statements originally issued in Spanish – See Note 47)

(Figures stated in thousands of pesos in constant currency)

			Fair value through P/L	Fair value hierarchy
Item	Amortized cost	Fair value through OCI	Obligatory measurement	Level 1	Level 2	Level 3
Financial assets
Cash and deposits in banks
Cash	355,671,066
Financial institutions	586,502,254
Other	56,037
Debt securities at fair value through profit or loss			1,547,264,199	1,538,088,982	9,168,201	7,016
Derivative financial instruments			90,204	656	89,548
Repo transactions
BCRA	527,509,938
Other financial assets	91,647,090		63,401			63,401
Loans and other financing
To the non-financial government sector	4,716,586
Other financial institutions (1)	5,726,610
To the non-financial private sector and foreign residents
Overdrafts	171,932,978
Documents	317,783,083
Mortgage loans	158,039,257
Pledge loans	28,127,344
Personal loans	226,432,766
Credit cards	445,680,843
Financial leases	1,425,686
Other (1)	169,675,902
Other debt securities	139,292,446	220,774,609		220,774,609
Financial assets delivered as guarantee	73,480,570		25,228,862	25,228,862
Equity Instruments at fair value through profit or loss			2,620,785	563,674		2,057,111
TOTAL FINANCIAL ASSETS	3,303,700,456	220,774,609	1,575,267,451	1,784,656,783	9,257,749	2,127,528

(1)	Includes totals provisions of sector.

Jorge Pablo Brito
190	Chairperson

EXHIBIT P

(continued)

CATEGORIES OF FINANCIAL ASSETS AND LIABILITIES

AS OF DECEMBER 31, 2023

(Translation of the Financial Statements originally issued in Spanish – See Note 47)

(Figures stated in thousands of pesos in constant currency)

			Fair value through P/L	Fair value hierarchy
Item	Amortized cost	Fair value through OCI	Obligatory measurement	Level 1	Level 2	Level 3
Financial liabilities
Deposits
From the non-financial government sector	186,468,970
From the financial sector	7,422,510
From the non-financial private sector and foreign residents
Checking accounts	321,827,999
Savings accounts	1,200,856,717
Time deposits and investment accounts	931,490,068
Other	111,102,879
Derivative financial instruments			75,141	40,390	34,751
Repo transactions
Other financial entities	23,601,328
Other financial liabilities	257,505,908
Financing received from Central Bank and other financial institutions	7,568,788
Issued corporate bonds	56,760,979
Subordinated corporate bonds	329,132,909
TOTAL FINANCIAL LIABILITIES	3,433,739,055		75,141	40,390	34,751

Jorge Pablo Brito
191	Chairperson

EXHIBIT P

CATEGORIES OF FINANCIAL ASSETS AND LIABILITIES

AS OF DECEMBER 31, 2022

(Translation of the Financial Statements originally issued in Spanish – See Note 47)

(Figures stated in thousands of pesos in constant currency)

			Fair value through P/L	Fair value hierarchy
Item	Amortized cost	Fair value through OCI	Obligatory measurement	Level 1	Level 2	Level 3
Financial assets
Cash and deposits in banks
Cash	85,984,379
Financial institutions	661,394,669
Other	37,738
Debt securities at fair value through profit or loss			612,653,746	609,440,441		3,213,305
Derivative financial instruments			133,591	59,768	73,823
Repo transactions
BCRA	192,852,624
Other financial assets	134,563,880		153,882			153,882
Loans and other financing
To the non-financial government sector	6,872,565
Other financial institutions (1)	2,887,794
To the non-financial private sector and foreign residents
Overdrafts	153,316,483
Documents	252,554,317
Mortgage loans	192,779,725
Pledge loans	29,836,828
Personal loans	443,848,226
Credit cards	594,100,838
Financial leases	4,318,607
Other (1)	182,872,956
Other debt securities	1,867,181,666	404,414,924		404,414,924
Financial assets delivered as guarantee	93,721,310
Equity Instruments at fair value through profit or loss			2,198,349	65,260		2,133,089
TOTAL FINANCIAL ASSETS	4,899,124,605	404,414,924	615,139,568	1,013,980,393	73,823	5,500,276

(1)	Includes totals provisions of sector.

Jorge Pablo Brito
192	Chairperson

EXHIBIT P

(continued)

CATEGORIES OF FINANCIAL ASSETS AND LIABILITIES

AS OF DECEMBER 31, 2022

(Translation of the Financial Statements originally issued in Spanish – See Note 47)

(Figures stated in thousands of pesos in constant currency)

			Fair value through P/L	Fair value hierarchy
Item	Amortized cost	Fair value through OCI	Obligatory measurement	Level 1	Level 2	Level 3
Financial liabilities
Deposits
From the non-financial government sector	342,399,722
From the financial sector	5,148,961
From the non-financial private sector and foreign residents
Checking accounts	466,083,655
Savings accounts	1,315,101,747
Time deposits and investment accounts	1,770,047,166
Other	111,806,481
Derivative financial instruments			7,382		7,382
Other financial liabilities	357,825,159
Financing received from Central Bank and other financial institutions	7,625,971
Issued corporate bonds	9,353,873
Subordinated corporate bonds	225,067,963
TOTAL FINANCIAL LIABILITIES	4,610,460,698		7,382		7,382

Jorge Pablo Brito
193	Chairperson

EXHIBIT Q

BREAKDOWN OF STATEMENT OF INCOME

FOR THE FISCAL YEARS ENDED DECEMBER 31, 2023 AND 2022

(Translation of the Financial Statements originally issued in Spanish – See Note 47)

(Figures stated in thousands of pesos in constant currency)

	Net financial Income / (Loss)
	Mandatory measurement
Item	12/31/2023	12/31/2022
For measurement of financial assets at fair value through profit or loss
Gain from government securities	815,916,279	102,480,031
(Loss) / gain from private securities	(247,992)	2,295,184
Gain from derivative financial instruments
Forward transactions	6,893,536	2,344,673
Loss from other financial assets	(264,389)	(126,503)
Gain from equity instruments at fair value through profit or loss	419,432	4,831,246
Gain from sales or decreases of financial assets at fair value (1)	20,157,740	6,960,248
For measurement of financial liabilities at fair value through profit or loss
Loss from derivative financial instruments
Options	(7,678,531)
Total	835,196,075	118,784,879

(1)	Net amount of reclassifications to profit of instruments classified at fair value through other comprehensive income that were derecognized or charged during the fiscal year.

Jorge Pablo Brito
194	Chairperson

EXHIBIT Q

(continued)

BREAKDOWN OF STATEMENT OF INCOME

FOR THE FISCAL YEARS ENDED DECEMBER 31, 2023 AND 2022

(Translation of the Financial Statements originally issued in Spanish – See Note 47)

(Figures stated in thousands of pesos in constant currency)

Interest and adjustment for the application of the effective interest rate of	Net financial Income / (Loss)
financial assets and financial liabilities measured at amortized cost	12/31/2023	12/31/2022
Interest income
for cash and bank deposits	6,837,336	1,245,993
for government securities	977,541,334	649,455,733
for private securities	1,353,519	601,017
for loans and other financing
Non-financial public sector	19,130,719	4,714,570
Financial sector	3,276,809	1,668,874
Non-financial private sector
Overdrafts	154,522,429	79,094,859
Documents	153,879,723	79,635,745
Mortgage loans	142,974,199	117,138,656
Pledge loans	9,907,756	9,268,468
Personal loans	242,130,535	278,318,665
Credit cards	196,520,774	126,764,513
Financial leases	976,084	1,073,315
Other	160,353,990	83,645,222
for repo transactions
Central Bank of Argentina	174,358,904	39,348,987
Other financial institutions	5,794,175	2,020,986
Total	2,249,558,286	1,473,995,603
Interest expenses
for Deposits
Non-financial private sector
Checking accounts	(100,120,942)	(48,198,997)
Saving accounts	(17,818,898)	(11,858,081)
Time deposits and investments accounts	(1,424,587,658)	(873,804,922)
for Financing received from Central Bank of Argentina and other financial institutions	(1,685,343)	(1,575,214)
for repo transactions
Other financial institutions	(13,664,897)	(3,038,227)
for other financial liabilities	(448,995)	(179,785)
for issued corporate bonds	(484,620)	(920,031)
for other subordinated corporate bonds	(14,180,562)	(14,412,426)
Total	(1,572,991,915)	(953,987,683)

Jorge Pablo Brito
195	Chairperson

EXHIBIT Q

(continued)

BREAKDOWN OF STATEMENT OF INCOME

FOR THE FISCAL YEARS ENDED DECEMBER 31, 2023 AND 2022

(Translation of the Financial Statements originally issued in Spanish – See Note 47)

(Figures stated in thousands of pesos in constant currency)

Interest and adjustment for the application of the effective interest rate of financial assets measured at fair value through other	Income for the fiscal year	Other comprehensive income	Income for the fiscal year	Other comprehensive income
comprehensive income	12/31/2023	12/31/2023	12/31/2022	12/31/2022
for debt government securities	122,783,108	45,770,453	431,524,396	(8,657,573)
Total	122,783,108	45,770,453	431,524,396	(8,657,573)

	Income for the fiscal year
Item	12/31/2023	12/31/2022
Commissions income
Commissions related to obligations	135,949,073	132,592,759
Commissions related to credits	1,341,410	1,319,063
Commissions related to loans commitments and financial guarantees	77,809	32,339
Commissions related to securities value	2,202,204	1,900,537
Commissions to credit cards	78,584,378	78,432,262
Commissions to insurances	11,981,164	13,160,484
Commissions related to trading and foreign exchange transactions	5,133,827	4,939,154
Total	235,269,865	232,376,598

Commissions expenses
Commissions related to debt securities trading	(185)	(2)
Commissions related to trading and foreign exchange transactions	(1,459,371)	(777,815)
Other
Commissions paid ATM exchange	(9,548,502)	(11,821,012)
Checkbooks commissions and clearing houses	(4,843,694)	(4,314,843)
Credit cards and foreign trade commissions	(2,296,115)	(2,223,996)
Total	(18,147,867)	(19,137,668)

Jorge Pablo Brito
196	Chairperson

EXHIBIT R

VALUE ADJUSTMENT FOR CREDIT LOSSES - ALLOWANCES FOR UNCOLLECTIBILITY RISK

AS OF DECEMBER 31, 2023

(Translation of the Financial Statements originally issued in Spanish – See Note 47)

(Figures stated in thousands of pesos in constant currency)

		Movements between stages for the fiscal year
			ECL of remaining life of financial asset
Item	Amounts at beginning of the fiscal year	ECL of the next 12 months	Financial instruments with a significant increase in credit risk	Financial instruments with impairment	Monetary effect generated by allowances	12/31/2023
Other financial assets	283,507	462,020			(312,533)	432,994
Loans and other financing	34,223,311	17,522,642	7,143,237	15,797,584	(38,638,098)	36,048,676
Other financial institutions	25,352	32,259			(35,326)	22,285
To the non-financial private sector and foreign residents
Overdrafts	1,640,284	2,000,097	289,912	854,637	(2,294,306)	2,490,624
Documents	1,745,982	2,285,936	1,088,889	786,896	(2,720,477)	3,187,226
Mortgage loans	3,717,946	(179,432)	946,013	4,071,492	(3,821,131)	4,734,888
Pledge loans	590,550	(24,000)	244,870	26,398	(488,075)	349,743
Personal loans	12,916,149	5,376,654	508,442	3,860,655	(13,026,006)	9,635,894
Credit cards	8,612,866	5,725,459	1,648,657	5,298,456	(11,014,031)	10,271,407
Financial leases	67,376	(10,132)	13,342	13,570	(57,683)	26,473
Other	4,906,806	2,315,801	2,403,112	885,480	(5,181,063)	5,330,136
Eventual commitments	2,137,889	1,073,741	25,968		(1,868,602)	1,368,996
Other debt securities	2,477	12,583			(6,554)	8,506
Total allowances	36,647,184	19,070,986	7,169,205	15,797,584	(40,825,787)	37,859,172

VALUE ADJUSTMENT FOR CREDIT LOSSES - ALLOWANCES FOR UNCOLLECTIBILITY RISK

AS OF DECEMBER 31, 2022

(Translation of the Financial Statements originally issued in Spanish – See Note 47)

(Figures stated in thousands of pesos in constant currency)

		Movements between stages for the fiscal year
			ECL of remaining life of financial asset
Item	Amounts at beginning of the fiscal year	ECL of the next 12 month	Financial instruments with a significant increase in credit risk	Financial instruments with impairment	Monetary effect generated by allowances	12/31/2022
Other financial assets	160,431	259,708			(136,632)	283,507
Loans and other financing	58,418,259	7,328,143	(7,651,760)	4,157,239	(28,028,570)	34,223,311
Other financial institutions	22,143	13,562			(10,353)	25,352
To the non-financial private sector and foreign residents
Overdrafts	4,294,965	819,407	13,935	(1,729,954)	(1,758,069)	1,640,284
Documents	5,833,030	(114,598)	(1,424,715)	61,260	(2,608,995)	1,745,982
Mortgage loans	12,120,976	882,616	(7,548,481)	2,656,650	(4,393,815)	3,717,946
Pledge loans	749,487	291,624	(54,431)	(40,738)	(355,392)	590,550
Personal loans	15,047,133	3,092,751	1,645,506	1,705,091	(8,574,332)	12,916,149
Credit cards	9,798,130	2,068,444	1,659,379	993,764	(5,906,851)	8,612,866
Financial leases	88,680	41,093	112	(14,624)	(47,885)	67,376
Other	10,463,715	233,244	(1,943,065)	525,790	(4,372,878)	4,906,806
Eventual commitments	2,019,632	1,321,567	298,733		(1,502,043)	2,137,889
Other debt securities	3,293	1,205			(2,021)	2,477
Total allowances	60,601,615	8,910,623	(7,353,027)	4,157,239	(29,669,266)	36,647,184

Jorge Pablo Brito
197	Chairperson

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: June 11, 2024

MACRO BANK INC.

By:	/s/ Jorge Francisco Scarinci
Name:	Jorge Francisco Scarinci
Title:	Chief Financial Officer